UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 20-F

(Mark One)

[X] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

                                       OR

[ ] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934


                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

                  For the transition period from ______ to ______

COMMISSION FILE NUMBER:     0-50566


                             SEA BREEZE POWER CORP.
                 ---------------------------------------------
             (Exact name of Registrant as specified in its charter)

                                  Inapplicable
                 ---------------------------------------------
                 (Translation of Registrant's name into English)

                            British Columbia, Canada
                 ---------------------------------------------
                 (Jurisdiction of incorporation or organization)

                      Suite 1400, 601 West Hastings Street
                  Vancouver, British Columbia, Canada, V6B 5A6
                 ---------------------------------------------
                    (Address of principal executive offices)

SECURITIES REGISTERED OR TO BE REGISTERED PURSUANT TO SECTION 12(b) OF THE ACT:
  Title of each Class                  Name of each exchange on which registered
        None
-----------------------               ------------------------------------------

Securities registered or to be registered pursuant to Section 12(g) of the Act:
                                  Common Shares
                 ---------------------------------------------
                                (Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
                                 Not Applicable
                 ---------------------------------------------
                                (Title of Class)

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.

COMMON SHARES: As at December 31, 2003, the Registrant had 37,823,150 shares of its common stock outstanding.


Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15 (d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

         Yes                        No    X
             ------                    -------

Indicate by check mark which financial statement item the Registrant has elected to follow.

         Item 17    X               Item 18
                 -------                   -------

NOTE REGARDING FORWARD LOOKING STATEMENTS

Except for statements of historical fact, certain information contained herein constitutes "forward-looking statements," including without limitation statements containing the words "believes," "anticipates," "intends," "expects" and words of similar import, as well as all projections of future results. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results or achievements of the Registrant to be materially different from any future results or achievements of the Registrant expressed or implied by such forward-looking statements. Such factors include, among others, the following: the Registrant's history of operating losses and uncertainty of future profitability; uncertainty of access to additional capital; management's lack of experience in hydroelectric and wind power projects; competition; risks associated with development, construction and managing hydroelectric and wind energy projects; certain restrictions and regulatory requirements regarding hydroelectric and wind power projects and operation; certain, regulatory and political uncertainties regarding the hydroelectric and wind power industries; dependence on joint venture partners for project financing; obtaining licenses and managing operations; and changes in economic conditions, industry competition and power sources. See Item 3(D) "Key Information: Risk Factors".



CURRENCY

Unless otherwise indicated, in this registration statement on Form 20-F (the "Registration Statement") all references herein are to Canadian dollars.

                                TABLE OF CONTENTS

                                                                                                             Part I

Page No

Item 1.           Identity of Directors, Senior Management and Advisers...........................................1

Item 2.           Offer Statistics and Expected Timetable.........................................................2

Item 3.           Key Information.................................................................................2

Item 4.           Information on the Company.....................................................................15

Item 5.           Operating and Financial Review and Prospects...................................................27

Item 6.           Directors, Senior Management and Employees.....................................................37

Item 7.           Major Shareholders and Related Party Transactions..............................................46

Item 8.           Financial Information..........................................................................49

Item 9.           The Offer and Listing..........................................................................50

Item 10.          Additional Information........................................................................ 52

Item 11.          Quantitative and Qualitative Disclosure About Market Risk......................................74

Item 12.          Description of Securities Other Than Equity Securities.........................................74


Part II

Not applicable

Part III

Item 17.          Financial Statements...........................................................................74

Item 18.          Financial Statements...........................................................................74

Item 19.          Exhibits.......................................................................................74
                  (a)      Index to Audited Financial Statements.................................................74
                  (b)      Index to Unaudited Financial Statements...............................................75
                  (c)      Exhibits..............................................................................75


                                     PART I


ITEM 1 IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

A.   DIRECTORS AND SENIOR MANAGEMENT

The following are the names, business addresses and functions of the Registrant's directors and senior management:

------------------------------------- ------------------------------------- ------------------------------------------
Name                                  Business Address                      Function
------------------------------------- ------------------------------------- ------------------------------------------
Paul B. Manson                        Suite 1400,                           Director and President
                                      601 West Hastings Street
                                      Vancouver, British Columbia
                                      Canada V6B 5A6
------------------------------------- ------------------------------------- ------------------------------------------
Anthony O. Duggleby                   Suite 1400                            Director and Chief Operating Officer
                                      601 West Hastings Street
                                      Vancouver, British Columbia
                                      Canada V6B 5A6
------------------------------------- ------------------------------------- ------------------------------------------
Eugene A. Hodgson                     Suite 1400                            Director and Chief Financial Officer
                                      601 West Hastings Street
                                      Vancouver, British Columbia
                                      Canada V6B 5A6
------------------------------------- ------------------------------------- ------------------------------------------
C. Chase Hoffman                      21346 Road 140                        Director and
                                      Tulare,                               Chairman of the Board of
                                      California                            Directors
                                      USA  93274
------------------------------------- ------------------------------------- ------------------------------------------
Henry P. Anderson III                 3740 West Caldwell Avenue             Director
                                      Visalia, California
                                      USA  93277
------------------------------------- ------------------------------------- ------------------------------------------
Mark Hoffman                          500 Chevy Chase Drive                 Secretary
                                      Tulare, California,
                                      USA  93274
------------------------------------- ------------------------------------- ------------------------------------------


B.   ADVISORS

Not Applicable.

C.   AUDITORS

The following are the names and addresses of the Registrant's auditors for the preceding three years, together with their membership in a professional body:

         Morgan & Company
         Chartered Accountants
         Suite1488, 700 West Georgia Street
         Vancouver, British Columbia
         Canada
         V7Y 1A1

         Governing Professional Body: Institute of Chartered Accounts of British Columbia.

ITEM 2 OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

ITEM 3 KEY INFORMATION

A.   SELECTED FINANCIAL DATA

The following table presents selected consolidated financial data of the Registrant for the fiscal years 1999, 2000, 2001, 2002 and 2003 and for the quarter ended March 31, 2004. This information should be read in conjunction with the Financial Statements included elsewhere in this Registration Statement. The annual Financial Statements have been audited by Morgan & Company, Chartered Accountants, the Registrant's independent accountants. The Financial Statements have been prepared in accordance with Canadian Generally Accepted Accounting Principles ("Canadian GAAP"). Note 14 to the Financial Statements for the fiscal years 2002 and 2003 and Note 13 to the Financial Statements for the quarter ended March 31, 2004 provide a description of the principal differences between Canadian GAAP and United States Generally Accepted Accounting Principles ("US GAAP"), as they relate to the Registrant, and a reconciliation to US GAAP of the Registrant's net income and stockholders' equity.

All information provided in the Summary of Financial Information below is in Canadian dollars and has been compiled according to Canadian GAAP and reconciled with U.S. GAAP at Note 14 to the Financial Statements for the fiscal years 2002 and 2003 and at Note 13 to the Financial Statements for the quarter ended March 31, 2004.


                                 Quarter Ended     Year Ended      Year Ended       Year Ended      Year Ended          Year
                                     March        December 31,    December 31,     December 31,    December 31,    Ended December
                                    31, 2004          2003            2002             2001            2000           31, 1999
                                   Unaudited        Audited          Audited         Audited         Audited           Audited

                                      Cdn$            Cdn$            Cdn$             Cdn$            Cdn$             Cdn$
OPERATING DATA:
Revenue                                     297                                                           36,236             21,410
(Interest)                                9,900

(Service)
Expenses                               573,744        2,017,405          947,821         685,312       1,071,644            442,009
Net  (Loss) from
Continuing Operations
oCanadian GAAP                        (563,547)     (2,017,405)        (947,821)       (685,312)     (1,035,408)          (420,599)
oLess Interest Income                                     5,479           11,871          27,473
oLoan Bonus                                                                                               75,000
oLoss on Sale of
  Marketable Securities                                                                                  (4,662)           (55,334)
oWrite Down of
  Marketable Securities                                 (2,530)                          (5,030)        (87,378)           (13,220)
oLoss on Sale on Interest in
  Resource Property                                                                                                           (789)
oLoss on Debt Settlement                                                                                                   (34,948)
oWrite Down of Accounts
  Receivable                                                                                            (40,000)
oWrite Off Project
  Development Costs                                 (1,641,548)                                        (116,702)
Net Loss
 - Canadian GAAP                      (563,547)     (3,656,004)        (935,950)       (662,869)     (1,209,150)          (524,890)

  - US GAAP                           (783,266)     (4,026,004)      (1,205,681)     (1,441,733)     (1,991,735)               ----
Net (Loss) Per Share
 - Canadian GAAP                         (0.01)          (0.11)           (0.08)          (0.28)          (0.60)             (0.40)
 - US GAAP                               (0.02)          (0.13)           (0.11)          (0.64)          (1.04)               ----

BALANCE SHEET DATA:
Working Capital (Deficiency)          (225,979)       (353,401)          721,880       (398,612)         864,562            479,709
Total Assets
 - Canadian GAAP                      7,967,359       7,107,089        7,179,741       5,978,925       6,408,226          5,247,482
 - US GAAP                            1,229,582         625,869        1,111,680         237,365       1,445,580          1,067,371
Total Liabilities                     2,037,719       1,562,301        1,532,710       2,101,069       2,223,960            457,901


Shareholders Equity
 - Canadian GAAP                      5,929,640       5,544,788        5,647,031       3,877,856       4,174,266          4,789,581
 - US GAAP                            (989,117)     (1,151,788)        (738,633)     (1,891,480)       (941,766)               ----

Long-Term Obligations                   821,795         810,855        1,288,743       1,592,800       1,780,800               ----


CURRENCY AND EXCHANGE RATES

The following table sets out the exchange rates for one United States dollar ("US$") expressed in terms of one Canadian dollar ("Cdn$") in effect at the end of the following periods, (based on the average of the exchange rates on the last day of each month in such periods).

---------------------- ----------------- --------------- ---------------- --------------- ---------------- ----------------
                       Year Ended Dec.     Year Ended      Year Ended       Year Ended      Year Ended       Year Ended
                           31, 2003      Dec. 31, 2002    Dec. 31, 2001   Dec. 31, 2000    Dec. 31, 1999    Dec. 31, 1998
---------------------- ----------------- --------------- ---------------- --------------- ---------------- ----------------
End of period               1.3916           1.5702          1.5519           1.4871          1.4827           1.4894
---------------------- ----------------- --------------- ---------------- --------------- ---------------- ----------------

The following table sets out the high and low exchange rates for each month during the previous six months for one United States dollar ("US$") expressed in terms of one Canadian dollar ("Cdn$").

                                     High             Low

         May 2004                   1.3970           1.3580

         April 2004                 1.3697           1.3095

         March 2004                 1.3489           1.3080

         February 2004              1.3442           1.3108

         January 2004               1.3340           1.2690

         December 2003              1.3405           1.2923


Exchange rates are based upon the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York.

Unless otherwise indicated, in this Registration Statement all references herein are to Canadian Dollars.

The noon rate of exchange on June 25, 2004 as reported by the United States Federal Reserve Bank of New York for the conversion of Canadian dollars into United States dollars was US $0.7413 (US$1.00 = Cdn$1.3489).

B.   CAPITALIZATION AND INDEBTEDNESS

The following table sets forth the Registrant's capitalization and indebtedness as at March 31, 2004:

-------------------------------------------------------------------- -------------------------
                                                                                       Amount
                                                                                         Cdn$
-------------------------------------------------------------------- -------------------------
Indebtedness
-------------------------------------------------------------------- -------------------------
  Accounts payable and accruals                                                       221,424
-------------------------------------------------------------------- -------------------------
  Accounts payable to related companies                                               204,500
-------------------------------------------------------------------- -------------------------
  Loan payable                                                                        195,961
-------------------------------------------------------------------- -------------------------
  Due to related parties                                                              565,539
-------------------------------------------------------------------- -------------------------
  Accrued interest payable to related parties                                          28,501
-------------------------------------------------------------------- -------------------------
  Long term debt(2)                                                                   821,795
-------------------------------------------------------------------- -------------------------
Total indebtedness(1)                                                               2,037,720
-------------------------------------------------------------------- -------------------------

-------------------------------------------------------------------- -------------------------
Shareholders Equity
-------------------------------------------------------------------- -------------------------
  Share Capital                                                                     9,480,236
-------------------------------------------------------------------- -------------------------
  Deficit                                                                         (8,026,062)
-------------------------------------------------------------------- -------------------------


(1) None of the Registrant's indebtedness is guaranteed.
(2) Secured by a floating charge over all the property, assets and rights of the Registrant.

C.   REASONS FOR THE OFFER AND USE OF PROCEEDS

Not Applicable.

D.   RISK FACTORS

The securities of the Registrant are highly speculative. In evaluating the Registrant, it is important to consider that the Registrant is in the planning and permitting stages of its operations as a developer of small scale hydroelectric and wind energy projects. A prospective investor or other person reviewing the Registrant should not consider an investment unless the investor is capable of sustaining an economic loss of the entire investment. All costs have been funded through equity and related party advances. Certain risks are associated with the Registrant's business including the following:

Limited History of Operations

The Registrant has a limited history of operations. The Registrant currently has not generated any revenues from operations. Each of the Registrant's proposed hydroelectric and wind energy projects are in either the planning or permitting phases of development. The Registrant does not expect to receive any revenues from operations until the required approvals are received and the projects begin operations in a commercially profitable manner. There can be no assurance that any approvals will be obtained for the proposed projects or that the Registrant will obtain the required financing.

Investors should be aware of the delays, expenses and difficulties encountered in an enterprise in this critical stage, many of which may be beyond the Registrant's or its affiliates' control, including, but not limited to, the regulatory environment in which the Registrant expects to operate, problems related to regulatory compliance costs and delay, marketing difficulties and costs that may exceed current estimates. There can be no assurance that the
Registrant or its affiliates will be able to implement their business strategies, successfully develop any of the planned development projects or complete their projects according to specifications in a timely manner or on a profitable basis.

Investors cannot expect to receive a dividend on their investment in the foreseeable future, if at all. The Registrant will require additional financing to carry out its business plan and, if financing is unavailable for any reason, the Registrant may be unable to carry out its business plan.

Need for Additional Financing to Fund Current Commitments

The Registrant anticipates it will need to raise approximately Cdn $1,500,000 to meet its operating budget for the fiscal year ending December 31, 2004. The Registrant has not completed the financing to meet its operating budget through December 31, 2004. The Registrant requires further financings to continue its operations. If additional financing is not available at all or on acceptable terms, the Registrant may have to substantially reduce or cease its operations.

The development of the Registrant's business will depend upon the commencement and increased cash flow from operations and the Registrant's ability to obtain financing through private placement financing, public financing or other means. The Registrant currently has no revenues from operations and is experiencing negative cash flow; accordingly, the only other sources of funds presently available to the Registrant are through the sale of equity and debt capital. While the Registrant has successfully raised such capital in the past there can be no assurance that it will be able to do so in the future. If the Registrant cannot obtain sufficient capital to fund its planned expenditures, its planned operations may be significantly delayed or abandoned. Any such delay or abandonment could result in cost increases and adversely affect the Registrant's future results. Such conditions could result in a material adverse effect on an investment in the Registrant's securities.

Need for Additional Financing to Fund Major Potential Projects

The Registrant has not completed the financing to complete any of the projects outlined in its business plan or to fund its operating budget through December 31, 2004. The planning and development of the Registrant's projects are expensive processes that will take several years to complete.

If the Registrant cannot obtain sufficient capital to fund its projects, some or all of its planned projects may be significantly delayed or abandoned. Any such delay or abandonment could result in cost increases and adversely affect the Registrant's future.

Capital Costs May Exceed Estimates and Cause Delays in Completion Dates and Result in the Need for Additional Financing

The Registrant is either in the planning stage of its projects or in the process of applying for permits for its projects or in the process of environmental assessment of its projects. At this preliminary stage of project development, there is a risk that capital costs may exceed estimates and that the completion dates of each project may be delayed. If the contingencies that are included in estimates to cover unforeseen circumstances prove to be insufficient, the projects would need to be revised in order to bring them within budget or additional financing may be required.

Governmental Regulations and Uncertainty of Obtaining Licenses May Cause Delays in Completion or Failure of Projects

Commencement of construction on each of the projects may be delayed by failure to secure the necessary governmental approvals in a timely manner. In particular, Water Licenses and Project Approval Certificates must be obtained for all of the Registrant's run-of-river projects except for the Harrison Lake project which does not meet minimum thresholds. In order to obtain such licenses and certificates, applications for environmental assessment reviews must be made to and accepted by the British Columbia Ministry of Sustainable Resources Management ("MSRM"). The Registrant has to date not obtained a Water License or Project Approval Certificate for any of its proposed hydroelectric projects and there is no assurance that such licenses or permits will ever be obtained. Except for the Harrison Lake project, all of the Registrant's wind and water projects are subject to the Environment Assessment Act of British Columbia which requires the submission of environmental impact assessments. To date the Registrant has submitted environmental impact assessments for its Knob Hill wind project and the Cascade Heritage hydroelectric project only. Changes in governmental policy and regulations with respect to the power generation industry could affect the business of the Registrant significantly and, in particular, the Registrant's ability to obtain the necessary licenses, approvals and certificates for its projects.

Apart from compliance with the Environmental Assessment Act of British Columbia, there is no established federal or provincial regulatory framework for the development and operation of wind farms in British Columbia. Accordingly, significant uncertainty surrounds the government approval process that will apply to the wind projects. There can be no assurance that the Registrant will satisfy the requirements that are ultimately imposed.

Environmental Matters Could Lead to Delays to or Rejection of the Registrant's Projects by Governmental Regulatory Bodies

The Registrant's participation in its planned projects will be subject to a variety of statutes and rules regulating certain environmental and developmental matters. In particular, Water licenses and Project Approval Certificates must be obtained from MSRM for all of the Registrant's run-of-river projects except for the Harrison Lake project. In order to obtain such licences and certificates, applications for environmental assessment reviews must be made to and accepted by the MSRM. Except for the Harrison Lake project, all of the Registrant's wind and water projects are subject to the Environmental Assessment Act of British Columbia which requires the submission of environmental impact assessments. The environmental impact assessments may determine the presence of environmental concerns that could lead to the rejection of the Registrant's environmental impact assessment application. Potential concerns include population impacts on animals and a reduction in viewscape enjoyment for local residents and tourists. The Registrant may not successfully complete all of the steps required in the environmental impact assessment approval process, in which case its applications may be found to be deficient. In addition, obtaining such approvals and permits can require substantial expense, time and risk. The Registrant's participation in its planned projects may be subject to additional costs or delays or it may be precluded entirely from developing its projects because of government regulations that could be imposed in the future due to unforeseen health, safety, welfare or environmental concerns.

Low-Priced Stocks are Subject to Greater Disclosure Requirements

The United States Securities and Exchange Commission adopted rules ("Penny Stock Rules") that regulate broker-dealer practices in connection with transactions in penny stocks. The common shares of the Registrant fall within the Commission's definition of a penny stock. The closing price of the Registrant's shares on the TSX Venture Exchange on June 15, 2004 was $0.69. Penny stocks generally are equity securities with a price of less than US$5.00 (other than securities registered on certain national securities exchanges or quoted on the NASDAQ system, provided that current prices and volume information with respect to transactions in such securities is provided by the exchange or system). The Penny Stock Rules require a broker-dealer, prior to effecting a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document mandated by the Securities and Exchange Commission that provides information about penny stocks and the nature and level of risks in the penny stock market. The broker-dealer also must provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction, and monthly account statements showing the market value of each penny stock held in the customer's account. The bid and offer quotations, and the broker-dealer and salesperson compensation information must be given to the customer orally or in writing prior to effecting the transaction and must be given to the customer in writing before or with the customer's confirmation. In addition, the Penny Stock Rules require that prior to a transaction in a penny stock not otherwise exempt from such rules, the broker-dealer must receive the purchaser's written agreement to the transaction. These disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for a stock that is subject to the Penny Stock Rules, shareholders may find it more difficult to sell their shares.

There is a Limited Market for the Registrant's Common Stock. If a Market for the Registrant's Common Stock is Developed, then the Stock Price May be Volatile

The Registrant's common stock is traded on the TSX Venture Exchange. However, there is a limited market for the Registrant's common stock and there is no assurance that investors will be able to sell their shares in the public market. The Registrant anticipates that the market price of its common stock will be subject to wide fluctuations in response to several factors, such as:

1.   actual or anticipated variations in the Registrant's results of operations;
2.   the Registrant's ability or inability to generate new revenues;
3.   increased competition; and
4.   conditions and trends in the hydroelectric and wind power industries.

Further, companies traded on the TSX Venture Exchange have traditionally experienced extreme price and volume fluctuations. Accordingly, the Registrant's stock price may be adversely impacted by factors that are unrelated or disproportionate to its operating performance. These market fluctuations, as well as general economic, political and market conditions, such as recessions, interest rates or international currency fluctuations may adversely affect the market price of the Registrant's common stock.

The  Registrant's   Audited  Financial  Statements  Contain  a  Note  About  the
Registrant's Ability to Continue as a Going Concern

The Registrant's financial statements have been prepared on the basis of accounting principles applicable to a going concern. As of December 31, 2003 the Registrant had an accumulated deficit of Cdn $7,462,515, which if prepared under U.S. GAAP would have been an accumulated deficit of Cdn $14,159,091. The
Registrant continues to incur operating losses, including net losses of Cdn $3,656,004 during fiscal 2003, Cdn $935,950 during fiscal 2002, Cdn $662,869 during fiscal 2001 and Cdn $1,209,150 in 2000. The Registrant's ability to continue as a going concern and the recoverability of the amounts shown for predevelopment costs is primarily dependant on the ability of the Registrant to operate profitably in the future. The Registrant plans to meet anticipated financing needs in connection with its obligations by the exercise of stock options, share purchase warrants and through private placements, public offerings or joint venture participation by others. Failure to continue as a going concern would require a restatement of assets and liabilities on a liquidation basis, which would differ materially from the going concern basis on which the Registrant's financial statements were prepared. Under U.S. GAAP, the auditor's report on the consolidated financial statements contains an explanatory paragraph when the financial statements are affected by conditions and events that cast substantial doubt on a company's ability to continue as a going concern such as those described in Note 1 to the financial statements.

Foreign Incorporation May Result in Difficulty for United States Investors to Enforce Legal Proceedings

The Registrant is incorporated under the laws of the Province of British Columbia, Canada and a majority of the Registrant's directors and officers are residents of Canada. Consequently, it may be difficult for United States investors to effect service of process within the United States upon the Registrant or upon those directors or officers who are not residents of the United States, or to realize in the United States upon judgements of United States courts predicated upon civil liabilities under the United States Securities Exchange Act of 1934, as amended. A judgement of a U.S. court predicated solely upon such civil liabilities may not be enforceable in Canada by a Canadian court if the U.S. court in which the judgement was obtained did not have jurisdiction, as determined by the Canadian court, in the matter. There is substantial doubt whether an original action could be brought successfully in Canada against any of such persons or the Registrant predicated solely upon such civil liabilities.

Lack of Secured Commitments May Delay or Prevent Projects from Proceeding

The Registrant has not secured commitments from customers that would assure it of revenue from the sale of energy. In addition, under current regulations, hydroelectric power cannot be sold directly by independent power producers in British Columbia to municipalities or to industrial facilities. Instead, it must be supplied to either British Columbia Hydro & Power Authority ("BC Hydro") or Aquila Networks Canada (British Columbia) Ltd. ("Aquila") which in turn supplies it to its customer base. Therefore, there are a limited number of customers for the Registrant's hydroelectric power in British Columbia and it is imperative that the Registrant solidify strong sales relationships with BC Hydro and Aquila. With increasing transmission access into the United States the Registrant's market potential is broadening, however the implications of this access are unclear.

In order to operate its projects, the Registrant must enter into interconnection facilities agreements with BC Hydro. These agreements apply to interconnection equipment and operation of the projects, for the purposes of transferring energy to the main power grid and maintaining reliable and safe grid operation. The Registrant understands that there may be other electricity generation proposals that would also require grid access in the vicinity of the Registrant's project locations. The regulatory framework governing the transmission of power in British Columbia is expected to change significantly with the implementation of the Government of British Columbia's new energy policy and the creation of BC Transmission Corporation. There can be no assurance that the Registrant will secure access to the transmission and interconnection infrastructure necessary for its projects to proceed.

The Registrant May Not be Able to Successfully Compete with Other Companies

Competition among alternative energy producers is increasing. Many potential competitors of the Registrant have substantially more financial, research and development, marketing, and human resources than the Registrant. Other companies may succeed in planning, obtaining approvals for and building renewable energy projects before the Registrant completes any of its proposed projects. The approval and development of other renewable energy projects may impair the ability of the Registrant to secure the necessary approvals for its projects. If any of the Registrant's projects are completed, marketing the power would be subject to fluctuations in demand and supply in a competitive sector. There can be no assurance that the Registrant will successfully compete for supply contracts.

The Loss of Service of Senior Management and Key Consultants Could Adversely Affect the Registrant's Business and Results of Operations

The Registrant's success is highly dependent upon the performance of its senior management and key consultants, in particular, Paul Manson and Anthony Duggleby. The Registrant's employment agreement with Mr. Duggleby is disclosed under Item 6(C) "Directors, Senior Management and Employees: Board Practices". The Registrant does not have an employment agreement with Mr. Manson. The Registrant does not maintain key-man life insurance. The loss of the services of senior management and key consultants could have a material and adverse effect on the Registrant, its business and results of operations.

Inexperience of Management Could Adversely Affect the Registrant's Business and Results of Operations

Management of the Registrant lacks experience in developing hydroelectric and wind power projects. They may not be fully aware of many of the specific requirements related to working within these industries and their decisions and choices, therefore, may not take into account standard engineering or managerial approaches commonly used in these industries. Consequently, the Registrant's operation, earnings and ultimate financial success could suffer irreparable harm due to management's lack of experience in the hydroelectric and wind power industries. Accordingly, the Registrant may need to expand its management team to add personnel experienced in the development of such projects. Although the Registrant has recruited and plans further to recruit individuals with the necessary skills and experience from within the hydroelectric and wind power industries, no assurance can be given that the Registrant will be able to recruit and retain individuals with the skills needed at the compensation levels dictated by the Registrant's future development budgets.

The Registrant's Ability to Rely on Strategic Partners and Joint Ventures May Affect its Success

The Registrant's success may depend on the performance and continued service of certain independent contractors and joint venture partners. The continuation of the Harrison Lake Project is dependent upon a continued relationship with Lakeside Pacific Forest Products Ltd. (formerly Pretty's Timber Co. Ltd.). This project is currently inactive, however, deterioration of this relationship may result in the abandonment of the project and would have an impact on the business of the Registrant.

Obtaining Titles to Property May Be Costly or Impossible

Except for the Cascade Heritage Power Project, where the Registrant owns the property upon which the project is proposed to be constructed and has received a Certificate of Title respecting the property, the Registrant has not obtained title opinions with respect to the real properties upon which its other projects are proposed to be constructed. It has, however, completed what it considers to be industry standard investigations regarding title to such properties. However, this should not be construed as a guarantee of title. The real property may be subject to prior unregistered agreements or transfer, or First Nations
(aboriginal peoples) land claims, and title may be affected by undetected defects. There can be no assurance that the Registrant will secure the rights to the project sites necessary to develop its projects. The Registrant may be required to incur substantial unanticipated and non-refundable costs in seeking to secure such rights.

First Nations Land Claims and Treaties May Affect the Registrant's Ability to Develop and Operate its Projects

The proposed locations for the Registrant's hydroelectric and wind projects are subject to unresolved First Nations land claims. Recent court decisions in British Columbia, Canada impose a duty on third parties to consult with and accommodate First Nations communities over land subject to a claim of First
Nations title or rights. Accordingly, the ability of the Registrant to successfully develop and operate its hydroelectric and wind projects may be dependent on the settlement of such land claims by the B.C. and Canadian Federal governments. The settlement of any of these land claims in a manner that is unfavourable to the Registrant could cause a delay or ultimate failure of one or more of the Registrant's projects. No assurance can be given that delays in reaching such settlements or that the terms of any treaties that may be adopted in the future will not adversely affect the business or property of the Registrant.

Concerns of Local Communities May Delay or Hamper the Registrant's Ability to Proceed with its Projects

The Registrant is aware of the need to consult with and address the demands of local communities, including First Nations communities. Recent court decisions in British Columbia, Canada impose a duty on third parties to consult with and accommodate First Nations communities over land subject to a claim of First Nations title or rights. The Registrant plans to initiate a consultation process whereby the impacts and benefits of the projects on the First Nations and non-First Nations communities located close to the project sites will be fully explored. There can be no assurance that the Registrant will gain the support of First Nations and local communities necessary to proceed with the projects.

Meteorological and Water Flow Changes May Affect the Registrant's Projections and Ultimately Its Production Abilities

There can be no assurance that the wind conditions at the wind project sites or the water flows at the hydroelectric sites will be consistent with the Registrant's projections, or that climatic and environmental conditions will not change significantly from the prevailing conditions at the time the projections were made. Water flows vary each year, depending on factors such as rainfall, snowfall and rate of snowmelt. If developed, the Registrant's projects may be subject to substantial variations in wind or water flow or other climatic conditions. While the Registrant has selected its sites on the basis of the its output projections, there can be no assurance that the actual wind and water flow conditions required to produce the projected outputs will exist or be sustained after construction of the projects are completed.

Rapid   Technological   Change   May   Render   the   Registrant's    Operations
Non-Competitive

The wind energy industry is subject to rapid technological change that affects both wind related technologies such as turbines and power generation and transmission technologies such as substation equipment and transmission lines. There can be no assurance that alternative or newly introduced technologies will not render the Registrant's operations non-competitive or that the Registrant will be able to keep pace with technological developments.

Price Fluctuations May Affect the Registrant's Revenues

The price of electricity is subject to fluctuation as a result of changes in supply, demand, government regulations and other factors beyond the control of most producers and such fluctuations may adversely affect the prospects and ultimately the revenues of the Registrant.

The Registrant's Ability to Deliver Energy to Potential Customers is Unproven

As the Registrant's projects are still in the planning and permit application stages, the ability of the Registrant to supply energy to potential customers in the quantities requested by such potential customers on a reliable and consistent basis is unproven.

Variations in Inflation Rates May Affect the Registrant's End Costs

Estimates of development costs for the hydroelectric projects are based on current inflation rates. Any variation in these rates during the construction, operation and maintenance periods could either increase or decrease the end costs.

Variations in Interest Rates May Affect the Feasibility of the Registrant's Projects

Prevailing interest rates will determine the end capital cost and the financial feasibility of the Registrant's projects. In turn, project revenues derived from a project are dictated by energy rates, which are set by the market. A significant increase in interest rates may make the Registrant's projects uneconomical.

Variations in Exchange Rates May Affect the Feasibility of the Registrant's Projects

Many major components of the projects such as turbines and generators will be sourced through international tendering procedures. These components will likely be sourced from the United States, Europe or Asia and are usually bid for in U.S. currency. Variations in exchange rates between U.S. and Canadian currencies will affect the end costs of the major components and may adversely affect the feasibility of the Registrant's projects. Until firm price commitments for the supply of major components have been secured, final capital costs for a project cannot be determined and therefore the feasibility of proceeding with a project at the then prevailing energy rates cannot be assured.

ITEM 4 INFORMATION ON THE COMPANY

A.   HISTORY AND DEVELOPMENT OF THE REGISTRANT

Sea Breeze Power Corp. (the "Registrant"), a British Columbia corporation, and its wholly-owned subsidiaries, Powerhouse Developments Inc., Sea Breeze Energy Inc., and Powerhouse Electric Corp., its 80% owned subsidiary, Harrison Lake Hydro Inc. and its 50% owned subsidiary, Sea Breeze Pacific Regional
Transmission System, Inc. are in the planning, permitting and environmental assessment stages of developing renewable energy projects.

The Registrant was incorporated on January 18, 1979 pursuant to the British Columbia Company Act, as a British Columbia, Canada corporation under the name Northern Horizon Resource Corporation and commenced trading on the Vancouver Stock Exchange (now the TSX Venture Exchange) (the "Exchange") on January 18, 1979. Effective September 12, 1985 the Registrant changed its name to Golden Horizon Resource Corporation and consolidated its shares on a four old shares for one new share basis. Effective January 2, 1990 the Registrant changed its name to GHZ Resource Corporation and consolidated its shares on a four old shares for one new share basis. Effective June 9, 1994 the Registrant changed its name to Canadian Reserve Gold Corporation. Effective April 17, 1996 the Registrant changed its name to Christina Gold Resources Ltd. and consolidated its shares on a five old shares for one new share basis. Effective December 10, 1998 the Registrant changed its name (to reflect the transformation of its business from that of mining to power generation) to Powerhouse Energy Corp. and consolidated its shares on a two old shares for one new share basis. Effective September 17, 2001 the Registrant changed its name to International Powerhouse Energy Corp. and consolidated its shares on a ten old shares for one new share basis. Effective July 29, 2003 the Registrant changed its name to Sea Breeze Power Corp. and increased its authorized capital from 100,000,000 common shares without par value to 200,000,000 common shares without par value and 10,000,000 Class "A" preference shares without par value to 20,000,000 Class "A" preference shares without par value.

The Registrant's head office is located at Suite 1400, 601 West Hastings Street, Vancouver, BC, V6B 5A6 (Tel: 604-689-2991). The Registrant's registered office in British Columbia is located at Suite 1500, Royal Centre, 1055 West Georgia Street, P.O. Box 11117, Vancouver, British Columbia, Canada V6E 4N7 (Tel:
604-689-9111).

The Registrant's principal capital expenditures and divestitures (including interests in other companies) since January 1, 2001 are as follows:

In the fiscal year ended December 31, 2001, the Registrant expended Cdn $320,750 on the Cascade Heritage power project and Cdn $ 458,114 on the Kwoiek Creek hydroelectric project for total capital expenditures in fiscal 2001 of Cdn $778,864.

In the fiscal year ended December 31, 2002, the Registrant expended Cdn $262,934 on the Cascade Heritage power project, Cdn $62,617 on the Kwoiek Creek hydroelectric project and Cdn $1,950 on the Harrison Lake project for total capital expenditures in fiscal 2002 of $327,501.

In the fiscal year ended December 31, 2003, the Registrant expended Cdn $319,238 on the Cascade Heritage power Project, Cdn $2,742 on the Kwoiek Creek hydroelectric project and Cdn $6,829 on the Harrison Lake project for total capital expenditures in fiscal 2003 of Cdn$328,809 for hydroelectric projects. The Registrant expended Cdn $403,644 on the Knob Hill wind farm project, Cdn $146,210 on the God's Pocket project, Cdn $227,924 on the Shushartie project, Cdn $204,841 on the Hushamu project, Cdn $49,389 on the Windy Ridge project, Cdn $189,584 on the Nimpkish project, Cdn $ 124,465 on the New Castle Ridge project and, Cdn $378,841 on other wind farm projects for total capital expenditures in fiscal 2003 of Cdn $1,724,898 for wind farm projects. The Registrant expended total project related capital expenditures for fiscal 2003 of Cdn $2,053,710.

The Registrant's principal capital expenditures and divestitures currently in progress consist of Cdn $29,789 on the Cascade Heritage power project, Cdn $Nil on the Kwoiek Creek hydroelectric project and Cdn $Nil on the Harrison Lake project for a total capital expenditures of Cdn $29,789 for the three-month period ended March 31, 2004. The Registrant expended Cdn $139,843 on the Knob Hill wind farm project, Cdn $4,176 on the God's Pocket project, Cdn $6,373 on the Shushartie project, Cdn $6,699 on the Hushamu project, Cdn $5,045 on the Windy Ridge project, Cdn $5,742 on the Nimpkish project, Cdn $ 4,177 on the New Castle Ridge project and, Cdn $55,713 on other wind farm projects for total capital expenditures for the three-month period ended March 31, 2004 of Cdn $226,768 for wind farm projects. The Registrant expended total project related capital expenditures for the three-month period ended March 31, 2004 of Cdn $256,558.

No further capital investments or divestitures are currently being undertaken by the Registrant.

The Registrant has financed and intends to continue to finance its operations through the issuance of equity and debt financing.

Since the commencement of the Registrant's last completed fiscal year, the Registrant has not received any public takeover offers for its shares from third parties, nor has it made any such offers.

B.   BUSINESS OVERVIEW

General

The Registrant was originally incorporated as a natural resources company in 1979. It carried out exploration and development of mineral projects until July 1999 when it changed the focus of its business from mining to power generation. The Registrant is currently in the business of planning, permitting, obtaining environmental assessments, designing and financing renewable energy sites and it proposes to construct and operate renewable energy projects in the future. The Registrant's projects can be categorized into four types: (1) wind farm projects, (2) hydroelectric projects, (3) remote area power systems, (4) high voltage direct current transmission systems.

The location of the Registrant's wind farm and hydroelectric projects are indicated on the following map:

[MAP OF  LOCATION  OF THE  REGISTRANT'S  WIND  FARM AND  HYDROELECTRIC  PROJECTS
OMITTED]

1.   Wind Farm Projects

The Registrant is in the stage of obtaining permits for 21 prospective sites for wind farm development. The Registrant is presently holding 21 Investigative Use Permits issued by the British Columbia Ministry of Sustainable Resource Management on a total land base of approximately 67,000 hectares of crown owned land in British Columbia, Canada. The Registrant's most developed site is the Knob Hill Wind Farm, located approximately 35 Kilometers west of Port Hardy on Vancouver Island, is advancing through a formal environmental assessment review by the Environmental Assessment Office established by the British Columbia Environmental Assessment Act. This project is described in greater detail below. Three additional properties have been the subject of environmental studies, in anticipation of applications for formal environmental assessment review later in 2004. The Registrant's five most developed sites have been the subjects of wind monitoring programs since mid-2003. The balance of the properties under consideration have as yet only had preliminary mapping conducted.

2.   Hydroelectric Projects

The Registrant has three hydroelectric projects: (a) Cascade Heritage, (b) Kwoiek Creek, (c) Harrison Lake.

(a)  Cascade Heritage

The Registrant has completed the development of a proposal to proceed with construction for a run-of-river hydroelectric power operation at Cascade Heritage near Christina Lake, British Columbia, Canada. The Registrant has submitted an application for formal review of the project by the Environmental Assessment Office pursuant to the Environmental Assessment Act in November, 2003.

(b)  Kwoiek Creek

The Registrant is at the planning and proposal stage of an hydroelectric facility at this site. Due to disagreements with the optionor of the property it is unclear whether this project will proceed and the project has been written down to $1 in the financial statements for the year ended December 31, 2003.

(c)  Harrison Lake

This is not an active project for the Registrant, however, an application for a water licence has been made.

3.   Remote Area Power Systems

The Registrant has an agreement with VRB Power Systems Inc. ("VRB") to provide management services, engineering and design services, project marketing, project identification in Canada and Alaska for VRB's patented energy storage system. The Registrant has also responded to requests for proposals from remote communities soliciting proposals for integration of wind energy into the electric grids of communities for whom they supply utilities services.

4.   HVDC Transmission Systems

The Registrant's 50% owned subsidiary, Sea Breeze Pacific Regional Transmission System, Inc. ("Sea Breeze Pacific"), is in the planning and analysis stages of pursuing high voltage direct current ("HVDC") transmission opportunities to export wind and other energy from Vancouver

Island. Sea Breeze Pacific has filed applications with Bonneville Power Authority ("BPA"), British Columbia Transmission Corporation and the British Columbia Utilities Commission for two new submarine HVDC transmission lines: one from Vancouver Island across the strait of Juan de Fuca to the municipality of Port Angeles on the Olympic Peninsula, Washington, and the other from Vancouver Island across the Strait of Georgia to Tsawwassen, British Columbia. Sea Breeze Pacific has been notified that its application for a proposed submarine line from Vancouver Island to Port Angeles has been accepted for review by the BPA. The review will analyze benefits and impacts that the proposed transmission line would have on the Pacific Northwest regional grid served by BPA.

Stages of Development

The Registrant has identified ten stages of development for its wind farm and hydroelectric power projects.

1. Site Identification - Helimax Energy Inc., a wind power engineering and consulting firm from Montreal Quebec, Canada, identified regions that were economically viable for wind power development within British Columbia.

2. Application for Use - For the wind farms projects this is the Investigative Use Permits which the Registrant has obtained for all of its sites. For the hydroelectric sites this is the water license application (which the Registrant has made for all of its sites).

3. Data Collection - For the wind farm projects this involves preliminary mapping which has been conducted on all of the Registrant's sites and wind resource data monitoring and collection, which, through the installation of anemometers, is ongoing at the Registrant's five most developed sites, Knob Hill, Shushartie, Hushamu, Nimpkish One and God's Pocket. For the Cascade Heritage Hydroelectric Project, flow rates have been logged for the last 80 years and government operated monitoring stations have data that is available to the Registrant.

4. Environmental Assessment - Pursuant to the British Columbia Environmental Assessment Act the wind farm projects and hydroelectric power projects meeting a specified threshold must be acknowledged by the Environmental Assessment Office ("EAO") as being subject to review. Terms of Reference are then developed, in cooperation with the EAO and the various responsible government agencies, which include a process of consultation with the general public and First Nations. The application eventually submitted ideally contains sufficient information on which to assess the environmental and social impact of the proposed project in an informed manner.

     Following acceptance of the Terms of Reference, fieldwork and preliminary design work are conducted. The application is not accepted until the formal review process commences, at which time all information required under the Terms of Reference to conduct a full assessment has been conducted and assembled.

     Upon submission of the application, the EAO inspects the application to ensure inclusion of all items required under the Terms of Reference. This screening process lasts 30 days. Presuming all is in order, a 180-day formal review period begins. The 180-day formal review period is concluded by delivery of a recommendation by the EAO to the Ministers of Energy and Mines, Sustainable Resource Management and Water, Air and Land Protection for either acceptance or rejection of the application. The three ministers ultimately determine the issue of acceptance or rejection on a discretionary basis within 45 days of receiving the recommendation from the EAO.

     The Terms of Reference for the Registrant's Knob Hill wind farm project were accepted by the EAO in January 2004 and the formal review process began in March 2004. The formal review must be complete by the government by October 2004. The terms of Reference for the Registrant's Cascade Heritage hydroelectric project were accepted by the EAO in November 2003, however the 180-day deadline has been suspended to allow adequate time to respond to public comments.

5. Power Purchase Agreements - At this stage the Registrant responds to Requests for Proposals issued by utility companies in the Pacific Northwest in order to obtain power purchase agreements. The Registrant has provided proposals to Puget Sound Energy Inc., PacifiCorp and B.C. Hydro in response to Requests for Proposals issued by these utilities. The successful completion of a power purchase agreement enables project financing.

6. Finalization of Land Use terms with Government - Land and Water British Columbia Inc., the provincially owned corporation responsible for managing Crown land within British Columbia, is developing guidelines for land tenure and leasing agreements between the Crown and wind development companies.

7. Access - Wind sites permitted to the Registrant are in remote locations and require road construction for access to the sites. This access will be gated to prevent the inappropriate use of the roads near to potentially environmentally sensitive areas. For the hydroelectric projects under development, road construction will not be as great a factor.

8. Interconnection Studies - The Registrant has worked with Elsam Engineering Inc., of Denmark to conduct workshops on interconnecting wind power projects to the British Columbia transmission grid. These workshops were attended by representatives from the Registrant and British Columbia Transmission Corporation, the provincially owned corporation responsible for the operation and maintenance of the British Columbia transmission grid. Each wind power or hydroelectric project requires a separate interconnection study.

9. Construction - Once financing arrangements are made, the time allotted for the construction phase depends on regulatory permits required, the rate of road construction for remote areas and weather conditions. The Registrant estimates for constructing a 100 megawatt section of a wind power project ranges between 12 and 14 months for projects located on the north end of Vancouver Island. For run of river hydroelectric projects, construction time is approximately two years.

10. Operation - This phase of project development involves working with the supplier of wind (or hydroelectric) turbines to optimize generation performance. Maintenance schedules and training will be facilitated by the wind (or hydroelectric) turbine manufacturer and the Registrant.

With the exception of the turbine supply and manufacture referred to in the operation stage of development, the Registrant intends to carry out all stages of development in-house.

The Independent Power Generation Industry and Regulation

Regulated publicly and privately owned utility companies have traditionally dominated the North American electricity generation business, using hydroelectric, nuclear or fossil fuel facilities to generate electricity. While regulated utilities continue to dominate the power market in North America, independent power producers have acquired greater market share as a consequence of progressive deregulation.

Environmental concerns, rapid growth in anticipated electricity demand, rising electricity rates, new technologies and growing international competition in the late 1980s led to government policies designed to encourage the supply of electricity from independent power producers. In December 1997 Canada signed the Kyoto Protocol, making a commitment to develop clean, renewable energy in order to sustain future energy needs. Currently the Canadian federal government offers an incentive (the Wind Power Production Incentive) of $0.01/kWh for the production of wind energy. A number of provincial governments and utilities, most notably in the Canadian provinces of British Columbia, Alberta, Ontario and Quebec, established programs to actively seek the purchase of electricity from independent power producers under long term contracts at rates that reflect their projected long-term value to the power system.

In November 2002 the Minister of Energy for the Canadian province of British Columbia announced a new energy policy whereby 100% of its new domestic requirements will be procured from independent power producers and output generated through improvements to existing facilities. BC Transmission Corporation was created to operate the publicly owned transmission system, to ensure fair access for all generators including independent power producers. The policy also allows direct sale of electricity from independent power producers to large customers and sets out a regulated rate structure for British Columbia Hydro & Power Authority ("BC Hydro"), a Crown Corporation which is the major generator, transmitter and distributor of electricity in that province. The regulated rate is designed to ensure that BC Hydro competes fairly against independent power producers for large customers. The policy goes on to state that electricity distributors will pursue a voluntary goal to purchase at least 50% of their new power supply from "BC Clean" resources which are renewable or result in a net environmental improvement over existing generation. "BC Clean" resources represent a set of resource categories that includes wind power and run-of-river hydroelectricity. BC Hydro will continue to be the principal distributor in the province. The British Columbia Utilities

Commission will continue to regulate BC Transmission Corporation and assess the need for new transmissions and will be authorized to direct expansion of the transmission system where required.

In addition to BC Hydro, there is one major privately owned utility in the province of British Columbia, Aquila Networks Canada (British Columbia) Ltd. ("Aquila"). Other independent power producers, such as Canadian Hydro Developers Inc. account for approximately 2-3% of the market in terms of production, all of which is sold to, or through, either BC Hydro or Aquila. In addition to the firm price contract that BC Hydro has with these independent power producers, BC Hydro's wholly owned subsidiary, British Columbia Power Exchange Corporation, purchases and sells power in the short-term electricity market.

The Registrant believes that the potential for new projects in British Columbia may be enhanced by the move to more deregulated competition in the United States and the ability after partial deregulation for other electricity producers to utilize BC Hydro's transmission facilities to deliver and sell electricity to third parties. Certain customers may be interested in purchasing environmentally friendly or "green" power and potential sources would include independent producers in British Columbia.

Wind Farm Projects

The Registrant, through its wholly owned subsidiary Sea Breeze Energy Inc., holds 21 Investigative Use Permits for utility scale wind farm development issued by the British Columbia Ministry of Sustainable Resource Management on a total land base of approximately 67,000 hectares of crown owned land in British Columbia, Canada. The Investigative Use Permits are issued for a term of two years and allow the Registrant to enter the land, which is owned by the government of British Columbia. Eight of the Registrant's 21 prospective sites are located on northern Vancouver Island, three are offshore sites located in southern Georgia Strait adjacent to a suburb of Vancouver and ten are located in south central British Columbia in the region of the Thompson Plateau.

The Registrant's most developed site is the Knob Hill Wind Farm, located approximately 35 kilometers west of Port Hardy on Vancouver Island, which is advancing through a formal environmental assessment review by the Environmental Assessment Office established by the British Columbia Environmental Assessment
Act. This project is described in greater detail below. Three additional properties (Shushartie, Hushamu and Nimpkish One) have been the subject of environmental studies, in anticipation of applications for formal environmental assessment review later in 2005. These three properties, the God's Pocket property and the Knob Hill property have been the subjects of wind monitoring programs since mid-2003. The balance of the properties under consideration have as yet only had preliminary mapping conducted.

The Registrant's Knob Hill project is a proposed 450-megawatt (MW) wind power generation facility and is the first project to enter the new environmental assessment review process since the enactment of the new Environmental Assessment Act ("EAA") which became effective in January 1, 2003. Under the new EAA a project is formally acknowledged by the Environmental

Assessment Office ("EAO") as being subject to review. Terms of Reference are then developed in cooperation with the EAO and the various responsible government agencies and include a process of consultation with the general public and First Nations. The application eventually submitted ideally contains sufficient information on which to assess the environmental and social impact of the proposed project in an informed manner.

Following acceptance of the Terms of Reference fieldwork and preliminary design work is conducted. The application is not accepted until the formal review process commences, at which time all information required under the Terms of Reference to conduct a full assessment has been conducted and assembled.

Upon submission of the application, the EAO inspects the application to ensure inclusion of all items required under the Terms of Reference. This screening process lasts 30 days. Presuming all is in order, a 180-day formal review period begins. The 180-day formal review period is concluded by delivery of a recommendation by the EAO to the Ministers of Energy and Mines, Sustainable Resource Management and Water, Air and Land Protection for either acceptance or rejection of the application. The three ministers ultimately determine the issue of acceptance or rejection on a discretionary basis within 45 days of receiving the recommendation from the EAO.

Knob Hill entered the EAA review process in June 2003. As the process for establishing guidelines and criteria for the EAA process for wind energy projects continues to evolve, the Registrant is deliberately using the Knob Hill project as a template prior to launching any of its additional wind farm properties into the process. To date the Terms of Reference submitted by the Registrant were accepted by the EAO in January 2004 and in March 2004 the formal review process began. In accordance with the EAA the formal review must be completed by the government within 180 days of the commencement of the formal review.

Wind resource data collection for the site is also proceeding with anemometer installations recently completed.

Hydroelectric Power Projects

1.   Cascade Heritage Power Project

The Registrant's wholly owned subsidiary, Powerhouse Developments Inc. ("PDI"), is the owner of ten acres of riverfront land located approximately one mile east of Christina Lake, British Columbia. The land is on the south bank of the Kettle River at the eastern end of Cascade Canyon. The site was the original location of a five MW power generation facility constructed in 1898 by Cascade Power and Light Company, and was one of the first sites in North America to produce 120v AC current.

The Registrant, through PDI, has developed a proposal for the development of a run-of-river hydroelectric power operation at this site. Run-of-river projects produce electricity without storing water. An application was originally made in 1994 by the Registrant to LWBC for a water license to operate a 25 MW run-of-river hydroelectric generation facility on the property.

The Registrant has submitted an application for formal review of the project by the EAO pursuant to the EAA in November, 2003. The EAA review process is the same for the Registrant's hydroelectric project as its wind farm projects discussed above under the heading "Wind Farm Projects" (except that the Registrant's Harrison Lake project does not meet EAA thresholds and is therefore not subject to EAA review). Accordingly, the EAA requires the government to conduct its formal review on the Cascade Heritage project within 180 days of commencement of formal review. At the Registrant's request, however, the 180-day deadline has been suspended to allow adequate time to respond to public comments received.

2.   Kwoiek Creek Hydroelectric Project

PDI is also a party to an Option Agreement dated July 24, 1994 in respect of a second proposed (80 MW) hydroelectric project known as the Kwoiek Creek Hydroelectric Project. Kwoiek Creek is a tributary to the Fraser River, located on the west side of the Fraser River approximately 10 miles south of Lytton, British Columbia. The other parties to the agreement are the Kanaka Bar, Nicomen, Skuppah and Spuzzum Indian Bands. An application for a water License was first applied for by the Bands in 1990 and was renewed in 1999. During 1999, 2000 and 2001 further environmental and technical work was carried out in preparation for the submission under the EAA in consultation with the EAO. Pursuant to the EAA commencement of formal review is pending receipt of additional information, including further environmental impact assessment studies on topics such as wildlife and vegetation, fish populations and terrain stability. A disagreement exists between the Registrant and the Kanaka Bar Indian Band as to the validity and enforceability of the Option Agreement; however the disagreement is informal and has not proceeded to litigation. In view of the current disagreement between the Registrant and its prospective partners, it is unclear whether this project will proceed and the project has been written down to $1 in the financial statements for the year ended December 31, 2003.

3.   Harrison Lake Project

The Registrant's subsidiary, Harrison Lake Hydro Inc. which is owned 80% by the Registrant and 20% by Lakeside Pacific Forest Products Inc. was incorporated as a holding and development company for a 3.5 MW run-of-river hydroelectric generation project on Slollicum Creek, located on the eastern shore of Harrison Lake, about three miles north of the community of Harrison Hot Springs, British Columbia, Canada. An application for a water license to develop the property has been made however the project is currently inactive.

Remote Area Power Systems

Pursuant to an agreement dated October 20, 2003 the Registrant entered into a Master Services Agreement with VRB Power Systems Inc. ("VRB") to meet electricity and heating needs for remote communities in Canada and Alaska. Under the terms of the Agreement VRB will sell and integrate its patented Vanadium Redox Battery Energy Storage System ("VRB/ESS") to supply firm capacity electrical power from wind, minimizing the required use of diesel engines thereby reducing emissions and costs of fuel. The Registrant will provide, on a non-exclusive basis, project management services, engineering and design services as well as project marketing and identification for the VRB/ESS for wind farms and other renewable energy projects in Canada and Alaska. The Registrant has identified over four hundred remote communities as potential customers for implementation of the VRB/ESS.

Many remote communities are dependant on fossil fuels and pay energy costs that can be up to ten times higher than in the rest of Canada. Current wind projects in remote communities are generally tied to isolated diesel grids to form wind-diesel hybrid systems with wind essentially used to save on fuel. With the VRB/ESS, electricity can be stored with virtually no environmental impact at less cost than diesel or other fossil fuels.

HVDC Transmission Systems

In May, 2004 the Registrant incorporated Sea Breeze Pacific Regional Transmission System, Inc. ("Sea Breeze Pacific"), a 50% owned subsidiary, jointly owned with Boundless Energy LLC of Plainville, Connecticut to pursue high voltage direct current ("HVDC") transmission opportunities to export wind and other energy from Vancouver Island, British Columbia. In June 2004 Sea Breeze Pacific filed applications with Bonneville Power Authority ("BPA"), British Columbia Transmission Corporation and the British Columbia Utilities Commission for two new submarine HVDC transmission lines: 1) from Vancouver Island across the strait of Juan de Fuca to the municipality of Port Angeles on the Olympic Peninsula, Washington, and 2) from Vancouver Island across the Strait of Georgia to Tsawwassen, British Columbia. Sea Breeze Pacific has been notified that its application for a proposed submarine line from Vancouver Island to Port Angeles has been accepted for review by the BPA. The review will analyze benefits and impacts that the proposed transmission line would have on the Pacific Northwest regional grid served by BPA.

The Registrant's business will be subject to seasonal fluctuations to the extent that water flows are seasonal and depend on factors such as rainfall, snowfall and rate of snowmelt. While the seasonal fluctuations in water flows are significant, they generally follow a predeterminable pattern.

Wind and hydro power utilize vast raw material resources. Available power generation is contingent upon sufficient wind speeds for wind generated electricity and upon minimal water flows for run-of-river hydro. The price of electricity is subject to fluctuation as a result of changes in supply, demand, government regulations and other factors beyond the control of producers including the Registrant.

Marketing channels used by the Registrant include responding to requests for proposals from large purchasers of power and private negotiations with direct end users. The Registrant, however, has not to date sold any power.

The business of the Registrant is highly dependant on licenses. If the Registrant does not receive Water Licenses and Project Approval Certificates for its run-of-river projects it cannot proceed with these projects. Similarly if the Registrant does not satisfy the requirements of the Environmental Assessment Act for its wind and water projects it cannot proceed with these projects. The business of the Registrant is also highly dependent on contracts with future customers. These can include forward contracts where the price of the power to be sold is guaranteed and known in advance and spot contracts where the price of the power to be sold depends on a number of industry and energy demand factors beyond the control of the Registrant.

The business of the Registrant is also highly affected by government regulation. In particular the Registrant must obtain Water Licenses and Project Approval Certificates to develop its run-of-river projects from the MSRM. The Registrant must receive approval from the British Columbia Environmental Assessment Office pursuant to the Environmental Assessment Act of British Columbia to develop its water and wind energy projects. (See Item 3(D) "Key Information: Risk Factors").

C.   ORGANIZATIONAL STRUCTURE

The Registrant has three 100% owned subsidiaries: Powerhouse Developments Inc., Sea Breeze Energy Inc. and Powerhouse Electric Corp. The Registrant also has an 80% owned subsidiary: Harrison Lake Hydro Inc. and a 50% owned subsidiary: Sea Breeze Pacific Regional Transmission System, Inc. All of the Registrant's subsidiaries are incorporated pursuant to the British Columbia Business Corporations Act or its predecessor the British Columbia Company Act as British Columbia, Canada corporations.

D.   PROPERTY PLANTS AND EQUIPMENT

The Registrant's corporate headquarters are located in Vancouver, British Columbia. The Registrant leases approximately 6,693 square feet of corporate office space at an annual rent of approximately Cdn $113,764, which includes 11 private offices and 12 open style offices and two boardrooms. The lease term has approximately 15 months remaining on its lease. Management believes these offices are adequate for its needs and that the rates are comparable with market rates.

The Registrant's wholly owned subsidiary PDI is the owner of ten acres of riverfront land located approximately one mile east of Christina Lake, British Columbia. The land is on the south bank of the Kettle River at the eastern end of Cascade Canyon.

ITEM 5 OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Overview

During the last three years ending December 31, 2003, the Registrant has funded its business operations, working capital and the development of its hydroelectric and wind energy projects by the issuance of share capital under private placements and by the exercise of accompanying warrants and stock options in the aggregate amount of Cdn $5,342,132.

As of December 31, 2003, the Registrant had Cdn $238,176 cash on hand, Cdn $38,019 in prepaid expenses and Cdn $219,434 in accounts payable and accrued liabilities. As of December 31, 2002, the Registrant had Cdn$ 903,722 cash on hand. See "Liquidity and Capital Resources".

The Registrant's net losses for the fiscal years ended 2003, 2002 and 2001 were Cdn $3,656,004, Cdn $935,950, and Cdn $662,869 respectively.

During the last three months ending March 31, 2004, the Registrant has funded its business operations, working capital and the development of its hydroelectric and wind energy projects by the issuance of share capital under private placements and by the exercise of accompanying warrants and stock options in the aggregate amount of Cdn $152,825 (and an additional private placement totaling US $818,500 closed subsequent to the first quarter end.)

As of March 31, 2004, the Registrant had Cdn $585,360 cash on hand, Cdn$ 273,302 restricted cash, to be held as security on corporate credit cards and restricted term deposits, Cdn $38,325 in prepaid expenses and Cdn $221,424 in accounts payable and accrued liabilities. As of March 31, 2003, the Registrant had Cdn $421,913 cash on hand and Cdn $61,376 in accounts payable and accrued liabilities. See "Liquidity and Capital Resources".

The Registrant's net losses for the three months ending March 31, 2004, and 2003 were Cdn $563,547, and Cdn $297,763 respectively.

A.   OPERATING RESULTS

Three Months Ended March 30, 2004 Compared to Three Months Ended March 30, 2003

The Registrant received Cdn $10,162 in revenues from servicing out its expertise in developing wind farms and from interest on bank accounts during the first three months of 2004 compared to Cdn $4,561 for the three months ended March 31, 2003, when income was comprised only of interest from bank balances. Cdn $6,584 in foreign exchange gain for the first three months of 2004 compared to Cdn $42,701 for the first three months of 2003 reflects the fact that the latest convertible debenture issued in 2003 was in Canadian denomination not triggering foreign exchange gain or losses. The Registrant had a net loss of Cdn $563,547 for the three months ended March 31, 2004 compared to net loss of Cdn $302,324 for the comparative three months ended March 31, 2003. Overall project development expenditures for the three months ended March 31, 2004 were Cdn $29,788 for the Cascade Heritage power project decreased from Cdn $93,666 for the comparative three months ended March 31, 2003 and Cdn $226,768 for wind farm projects, compared to $Nil for the comparative three months ended March 31, 2003. The expenditures for the Cascade Heritage power project have decreased as the Registrant awaits response from the Environmental Assessment Office regarding approval for entering the construction phase planning and no further expenditures are required on the Cascade Heritage power project until such approval is obtained. With the acquisition of 100% of the shares Sea Breeze Energy Inc. on April 16, 2003 the Registrant started its engagement in wind energy projects and has no comparative numbers for the three months ended March 31, 2003. The Registrant capitalized Cdn $139,843 for further development of the Knob Hill wind farm project towards the approval by Environmental Assessment Office, which contributes to the permission process to construct wind turbines. The remaining costs of Cdn $86,925 of the total expenditures of $226,768 for wind energy projects were incurred for preparing other projects to reach the environmental assessment stage

Transactions relating to securities issuances during the three months ended March 31, 2004 include proceeds of Cdn $5,525 from the exercise of incentive share purchase options, compared to Cdn $63,110 in the three months ended March 31, 2003. Warrants issued upon conversion of a convertible debenture issued June 23, 2000 have been exercised during the first three months ended March 31, 2004, (Nil, during the first three months ended March 31, 2003). During the first three months ended March 31, 2004 the Registrant received cash funds of US $720,560 upon the issuance of shares pursuant to a private placement, which was approved by regulatory authorities subsequent to the three months ended March 31, 2004, increasing the Registrant's cash funds to Cdn $585,360. The Registrant also granted 2,300,000 incentive stock options resulting in stock based compensation expenses charged to operations of Cdn $212,934, compared to Cdn $80,749 in the three months ended March 31, 2003.

In the three months ended March 31, 2004, the Registrant had loans payable to related parties of Cdn $798,540, compared to Cdn $3,376 in the three months ended March 31, 2003 also contributing to a positive working capital. Cdn $751,663 of those loans bear 10% interest (March 31, 2003 Nil) contributing to the increase of interest expenses on long term debt by Cdn $12,227 in the three months ending March 31, 2004, compared to Cdn $Nil in the three months ended March 31, 2003. Of the 2,300,000 incentive stock options granted during the three months ended March 31, 2004, 735,000 options have been granted to current and former directors and officers or companies controlled by current and former directors and officers of the Registrant.

During the three months ended March 31, 2004, accounting expenses were Cdn $30,537 compared to Cdn $6,785 in the three months ended March 31, 2003, which was due to increased accounting services required for U.S. filing requirements. Consulting expenses accounted for Cdn $58,460 for the three months ended March 31, 2004 compared to Cdn $25,920 during the three months ended March 31, 2003. The increase reflects a broader scale of consulting services than were required in the previous year's first quarter. Office and rent expenses increased from Cdn $15,622 during the three months ended March 31, 2003 to Cdn $64,541 for the three months ended March 31, 2004 due to the Registrant moving to a larger office space to facilitate an increasing number of in-house consultants related to the development of wind farm projects. Salary expenses during the three months ended March 31, 2004 were Cdn $64,303, compared to Cdn $23,285 during the three months ended March 31, 2003 due to the Registrant's subsidiary Sea Breeze Energy Inc. contracting out necessary field work, especially to erect meteorological towers for wind speed data collection.

The Registrant's projects are all under development. All revenues are derived from interest on bank balances and servicing out the Registrant's expertise in developing wind energy projects to other parties interested in wind energy.

Year Ended December 31, 2003 Compared to December 31, 2002

The Registrant received Cdn $5,479 in revenues from interest on bank accounts during fiscal 2003 compared to Cdn $11,871 for fiscal 2002, mainly due to decreasing interest rates and less funds in term deposits. A decrease in foreign exchange loss (Cdn $58,946 loss for fiscal year 2003 compared to Cdn $119,855 gain for fiscal 2002), was mainly due to an increasing exchange rate benefiting the US dollar. The Registrant had a net loss of Cdn $3,656,004 for fiscal 2003 compared to a net loss of Cdn $935,950 for fiscal 2002.

Overall project development expenditures for fiscal year 2003 were Cdn $328,812, compared to Cdn $327,501 for fiscal 2002. Specifically the Cascade Heritage power project expenditures for fiscal 2003 were Cdn $319,238 compared to Cdn $262,934 in 2002; the increase in expenditures incurred because further reports and surveys for the environmental assessment phase were needed. The Kwoiek Creek Hydroelectric project expenditures during fiscal 2003 were Cdn $2,742, as compared to Cdn $62,617 during fiscal 2002; this decrease relates to an ongoing dispute, which arose during 2001 and resulted in the Registrant placing this project on hold and eliminating any further expenditure. In previous years the Registrant believed that the dispute could be resolved, while by the end of fiscal 2003 the Registrant no longer sees an economical value in pursuing this project and wrote its accumulated development costs of Cdn $1,641,548 off. The additional development cost for Harrison Lake project (a.k.a. "Slollicum Creek Hydroelectric Project") were Cdn $6,829 compared to Cdn $1,950 in 2002 representing administration and correspondence costs. In April 2003 the Registrant acquired 100% of Sea Breeze Energy Inc., a British Columbia corporation involved in the development of wind energy generating projects. The Registrant purchased wind projects under development with a carrying value of Cdn $362,402 and paid in excess of the net liabilities assumed the amount of Cdn $484,099, which resulted in total capitalized wind farm projects under development costs of Cdn $1,724,898 which, together with hydroelectric projects, totaled $6,606,780 of capitalized projects under development as at December 31, 2003, compared to Cdn $6,194,621 as at December 31, 2002.

Transactions related to securities issuances during 2003 were proceeds from the exercise of incentive share purchase options in the amount of Cdn $160,152, compared to Cdn $15,860 in fiscal 2002. The conversion of convertible debentures issued February 7, 2002 and their accrued interest totaled Cdn $1,787,620 (2002 $1,841,007). The exercise of warrants issued upon conversion of debentures issued June 23, 2000 resulted in proceeds of Cdn $516,215, compared to Cdn $Nil in 2002. Interest on long-term debt (convertible debentures) was Cdn $146,714 in fiscal 2003, as compared to Cdn $242,655 in fiscal 2002, which was due because outstanding debenture amounts were lesser than during 2002. During fiscal 2003, the Registrant granted incentive stock options (2,804,242 options, weighted average exercise price Cdn $0.35/ea). All options vest in stages over 18 months, with no more than one third of the options vesting in any six-month period, which resulted in stock based compensation expenses increasing to Cdn

$712,969  for fiscal 2003,  compared to Cdn $168,631 for fiscal 2002  (1,795,242 options; weighted average exercise price Cdn $0.15/ea for fiscal 2002). Accordingly, filing fees related to stock options and convertible debentures increased from Cdn $12,338 in fiscal 2002 to Cdn $13,090 in fiscal 2003.

During fiscal 2003, the Registrant added two more agreements with related parties totaling five agreements providing consulting and management services, project engineering and development services, and investor relation services. Payments for management and consulting fees to a company controlled by a director and officer were Cdn $72,000 for the years 2002 and 2003. During fiscal 2003, the Company paid Cdn $47,250 (2002 Cdn $15,000) to a company related to a director for public relations services with the agreement ending June 30, 2003 and $78,500 (2002 Cdn $Nil) to a separate company related to a director for public relations and governmental advisory services with the agreement starting July 1, 2003. Of the amount of Cdn $78,500 paid, Cdn $33,500 (2002 Cdn $Nil) is included in consulting expense and Cdn $45,000 (2002 Cdn $Nil) is included in public relations and travel expense. Payments to a company controlled by director and officer for project development and project management were Cdn $36,000 for fiscal 2003 (2002 Cdn $Nil). Payments to the Vice President of Project Development for engineering services totaled Cdn $78,510 in fiscal year 2003 compared to Cdn $60,645 for fiscal year 2002.

Accounting expenses increased from Cdn $38,120 in 2002 to Cdn $52,330 in fiscal 2003, due to increased accounting services required for U.S. filing requirements. In fiscal 2003 the Registrant commenced its engagement in the development of wind energy projects, which triggered increased amortization expenses of Cdn $11,055 for 2003 compared to Cdn $1,429 in 2002 resulting from the Registrant purchasing field equipment for monitoring wild life migration and wind speed, and construction equipment for erecting meteorological towers for wind speed data collection.

Bank charges and interest expenses totaled Cdn $27,344 in 2003, as compared to Cdn $2,012 in fiscal 2002, due to the Registrant accruing 10% interest for unsecured loan advances received from related parties and shareholders. Office expenses increased to Cdn $ 214,026 in fiscal year 2003 compared to Cdn $55,724 in fiscal year 2002, due to the company moving to a larger office space to facilitate an increasing number of on-site consultants. Public relations and travel expenses increased to Cdn $ 261,320 compared to Cdn $40,365 in 2002, due to the fact that since the Registrant's engagement in wind energy projects, management is involved in intensive traveling to attend conferences and meet wind energy investors, producers and green energy purchasers. Consulting expenses and legal expenses increased to Cdn $164,297 (2002 Cdn $118,241) and Cdn $127,134 (2002 Cdn $47,661) respectively, reflecting acquisition cost of 100% of Sea Breeze Energy Inc. and entering the wind energy developer market. Salaries increased from Cdn $36,509 in 2002 to Cdn $205,827 reflecting consolidated employment expenses and clerical administration to organize the erection of meteorological towers, facilitate increased travel arrangements and potential investor meetings, streamlining in-house procedures, creating office IT-network, communication and filing procedures.

For fiscal 2003 the loss per share was Cdn $0.11 with an average weighted number of outstanding common shares of 31,902,758, compared to Cdn $0.08 loss per share and an average weighted number of outstanding common shares of 11,251,081 for fiscal 2001.

Year Ended December 31, 2002 Compared to December 31, 2001

The Registrant received Cdn $11,871 in revenues from interest on bank accounts during fiscal 2002 compared to Cdn $27,473 for fiscal 2001 mainly due to sinking interest rates and Cdn $119,855 in foreign exchange gain for fiscal 2002 compared to Cdn $94,525 foreign exchange loss for fiscal 2001, mainly due to an increasing exchange rate benefiting the Canadian dollar. The Registrant had a net loss of Cdn $935,950 for fiscal 2002 compared to net loss of Cdn $662,869 for fiscal 2001.

Overall project development expenditures for fiscal 2002 were Cdn $327,501, a decrease from Cdn $778,864 for fiscal 2001. Specifically the Cascade Heritage power project expenditures for fiscal 2002 were Cdn $262,934 compared to Cdn $320,750 in fiscal 2001. The decrease in expenditures occurred due to the completion of extensive field work and surveys undertaken in previous years The Kwoiek Creek hydroelectric poject expenditures during fiscal 2002 were Cdn $62,617, as compared to Cdn $458,114 during fiscal 2001. This decrease is a result of the Registrant terminating environmental field surveys commenced in previous years due to a dispute with one of its joint venture partners. The additional development cost for Harrison Lake project (also known as "Slollicum Creek Hydroelectric Project") were Cdn $1,950 for 2002 as compared to $Nil in 2001 and represent administration and correspondence costs.

Transactions related to securities issuances include proceeds from the exercise of incentive stock options totaling Cdn $15,860 for fiscal 2002 compared to Cdn $71,859 in 2001. The conversion in 2002 of debentures issued June 23, 2000 and their accrued interest totaled Cdn $1,841,007 (2001 $Nil). Further convertible debentures were placed during fiscal 2002 resulting in proceeds of Cdn $1,577,600 and resulting in issuing bonus shares as financing costs with a expense of Cdn $318,000 for fiscal year 2002, compared to bonus shares issued in 2001 (issued in connection with the June 23, 2000 convertible debenture) with a financing expense of Cdn $294,600 affecting the fiscal year 2000. Interest on long-term debt (convertible debentures) was Cdn $242,655 in fiscal 2002, as compared to Cdn $185,933 in fiscal year 2001 which was due to the fact that more convertible debentures were outstanding than during fiscal 2001. The granting of incentive stock options to consultants resulted in stock based compensation charged to expenses in the amount of Cdn $168,631 in fiscal 2002 compared to Cdn $Nil in fiscal 2001. Accordingly, filing fees related to incentive stock options and convertible debentures increased from Cdn $4,676 in fiscal 2001 to Cdn $12,338 in fiscal 2002.

In fiscal years 2002 and 2001, the Registrant had three agreements with related parties providing consulting and management services, project engineering and development services, and investor relation services. In addition, the Registrant also had further agreements for general administration and accounting services.

Payments for management and consulting fees to a company controlled by a director and officer were Cdn $72,000 for the year 2002 compared to Cdn $57,000 for the year 2001. Payments for investor relation services to a company controlled by a director were Cdn $15,000 (the agreement terminated on June 30, 2002) compared to Cdn $30,000 for a full year of investor relations services during fiscal 2001. Payments to the Vice President of Project Development for engineering services totaled Cdn $60,645 in fiscal year 2002 compared to Cdn $87,653 for fiscal year 2001. Administration and accounting services were reduced to Cdn $73,629 compared to Cdn $93,695 in fiscal 2001.

A change in accounting services providers contributed to the changes in general and administrative expenses resulting in a reduction of accounting expenses from Cdn $78,219 in fiscal 2001 compared to Cdn $38,120 in fiscal 2002. Office expenses increased to Cdn $55,724 in fiscal year 2002 compared to Cdn $48,999 in fiscal year 2001, due to the Registrant renting additional office space to facilitate an increasing number of on-site consultants. Travel and public relations expenses decreased to Cdn $40,365 compared to Cdn $61,357 in 200l due to the fact that necessary consulting services could be obtained on-site rather than requiring management travel and also due to increased consulting activities allowing the Registrant to reduce employment salary expenses for fiscal 2002.

For fiscal 2002 the loss per share was Cdn $0.08 with an average weighted number of outstanding common shares of 11,251,081 compared to Cdn $0.28 loss per share and an average weighted number of outstanding common shares of 2,367,389 for fiscal 2001.

Year Ended December 31, 2001 Compared to December 31, 2000

The Registrant's revenue in fiscal 2001 totaled Cdn $27,473 consisting of bank interest compared with $111,525 in 2000 comprised of bank interest of $36,236 and a loan bonus of $75,000. Foreign exchange loss in fiscal 2001 was Cdn $94,525 compared to Cdn $1,576 foreign exchange loss for 2000 mainly due to the issuance of a convertible debenture of US $1,000,000 issued June 23, 2000 upon which interest was paid in US dollars. The Registrant had a net loss of Cdn $662,869 for fiscal 2001 compared to net loss of Cdn $1,209,150 for fiscal 2000. The loss in 2000 was higher by $546,281 and can be explained by debenture financing cost of $294,600, the resignation of Mr. William Ling as President of the Company reducing management fees and higher public relations and travel expenses in fiscal 2000 compared to fiscal 2001.

Overall project development expenditures for fiscal year 2001 were Cdn $778,864 compared to Cdn $899,286 for fiscal 2000. The total expenditures were relatively constant in both years, although applied to different projects. In fiscal 2000 the majority of expenditures were on professional fees for environmental surveys and activities for the Cascade Heritage project, while in fiscal 2001 expenditures on environmental surveys and activities were for the Kwoiek Creek project. In both fiscal 2001 and fiscal 2000 no development expenditures were made on the Harrison Lake project (also known as "Slollicum Creek hydroelectric project").

Transactions related to securities issuances include proceeds from the exercise of incentive stock options, Cdn $ 71,859 in fiscal 2001 compared to $Nil in fiscal 2000. Bonus shares relating to convertible debentures placed June 23, 2000 were issued during the fiscal year ending December 31, 2001; a financing cost of Cdn $ 294,600 affected net income of fiscal year 2000. Interest on long-term debts (convertible debentures) was Cdn $185,933 in fiscal 2001, as compared to Cdn $93,072 in fiscal year 2000 due to an accrual of a full year of interest expenses for fiscal 2001 compare to an half year accrual of interest expenses from June to December 2000.

In fiscal year 2001 the Registrant had agreements with related parties providing consulting services, management services, project engineering and development services, and investor relations services. In addition the Registrant maintained third party accounting and general administration contracts, as compared to fiscal year 2000 where the Registrant maintained third party accounting service and general administration employment relations.

Included in management fees is Cdn $18,204 paid to a company controlled by a former director, compared to Cdn $181,090 for the year 2001. During the year ended December 31, 2001 the Registrant paid consulting fees of Cdn $57,000 to an officer, compared to Cdn $Nil for fiscal year 2000. Payments for investor relation services to a company controlled by a director were Cdn $30,000 in year 2001 and equal to Cdn $30,000 for the year 2000. Payments to the Vice President of Project Development for engineering services, who provides his services on an hourly basis, totaled Cdn $87,653 in fiscal year 2001 compared to Cdn $27,056 for fiscal year 2000, the year he joined the Registrant. Those engineering costs were capitalized under the "Projects under Development" category. Accounting expenses increased to Cdn $78,219 compared to Cdn $35,491 in fiscal 2000, due to a change in accounting services providers. Salary expenses decreased to Cdn $15,476 in 2001, compared to Cdn $36,062 for fiscal year 2000, showing that an increasing amount of general administration had been provided by professional administration services providers, rather than carried out by employees.

Office expenses increased to Cdn $48,999 in fiscal year 2001 compared to Cdn $25,029 in fiscal year 2000 due to the Registrant renting additional office space of an increasing number of on-site consultants, while legal fees and filing fees decreased to Cdn $46,919 for fiscal 2001, compared to Cdn $68,615 for fiscal 2000, and from Cdn $ 4,676 for fiscal 2001 compared to Cdn $ 10,522 for fiscal 2000 respectively, reflecting the fact that no major financing agreements had been arranged, triggering filing fees and legal advice expenses during fiscal 2001

During fiscal year 2001 the Registrant consolidated its authorized and issued common shares on the basis of one common share for every ten common shares previously held and increased its authorized common shares to 100,000,000 concurrently. All per share amounts and number of shares issued have been adjusted to maintain comparability with previous years. For fiscal 2001 the loss per share was Cdn $0.28 compared to Cdn $0.60 loss per share for fiscal 2000.

B.   LIQUIDITY AND CAPITAL RESOURCES

As at March 31, 2004 the registrant had Cdn $585,360 cash on hand.

The Registrant operates on an annual budget of approximately Cdn $ 2,280,000 including expenditures for project developments.

The Registrant does not have sufficient funds to fund its operations through the fiscal year ending December 31, 2004, and will be required to raise additional funds through equity or debt financing. The Registrant anticipates it will raise funds to meet its planned operating budget through private placements of equity and debt financing.

There can be no assurance that the registrant will have sufficient financing to meet its actual expenditure requirements or that additional financing will be available on terms acceptable to the Registrant. If the Registrant is unable to obtain additional financing on acceptable terms, the Registrant will be unable to meet its obligations and the Registrant may be forced to abandon its majority interest in projects and write off its investment.

The following is a summary of the Registrant's financing activities during the fiscal years ending December 31, 2001, 2002 and 2003:

     1) During the year ended December 31, 2001, the Registrant issued 196,400 bonus common shares pursuant to convertible debentures placement from fiscal year 2000, receiving proceeds of Cdn $294,600. In addition the Registrant issued 37,820 common shares pursuant the exercise of share purchase options for Cdn $71,859.

     2) During the year ended December 31, 2002, the Registrant issued 14,161,596 common shares pursuant to the conversion of debentures, receiving proceeds of Cdn $1,841,007. During 2002 the Registrant placed further convertible debentures for US $1,000,000 (Cdn
          $1,577,600) and issued 3,180,000 bonus common shares receiving proceeds of Cdn $318,000 in connection therewith. In addition the Registrant received Cdn $15,860 for the exercise of share purchase options.

     3) During the year ended December 31, 2003, the Registrant issued 13,217,845 common shares pursuant to the conversion of debentures, receiving proceeds of Cdn $1,787,620. During 2003 the Registrant received Cdn $160,152 for the exercise of incentive stock options and Cdn $516,215 for the exercise of share purchase warrants.

The following is a summary of the Registrant's financing activities during the three months ending March 31, 2004:

     1) During the first quarter, the Registrant issued 8,333 common shares pursuant to the exercise of share purchase options with proceeds of Cdn $5,525 and issued 1,133,077 shares pursuant to the exercise of warrants from the conversion of convertible debentures issued June 23, 2000 with proceeds of Cdn $147,300.

     2) During the first quarter, the Registrant received US $720,560 for subscription of units of the Company, issued subsequent to the end of the first quarter.

While the Registrant has been successful in raising the necessary funds in the past, there can be no assurance it can continue to do so.

The Registrant believes its minimum financial needs to finish development on the Cascade Heritage hydroelectric project and reach construction stage would be Cdn $700,000 and further Cdn $ 35,000,000 for a 20-month period of construction before energy and cash flow could be generated. The Registrant is in the environmental assessment phase in obtaining necessary permits to prepare the Cascade Heritage Hydroelectric Project for construction. At the same time the Registrant is engaged in finding suitable partners for negotiating power purchase agreements and believes that upon approved environmental assessment and the permission to construct, the closing of power purchase agreements will be almost simultaneously. Once power purchase agreements are in place the Registrant will require equity partners to offer their financial support and sufficient funding to go through construction phase, since the construction period is estimated to take 20 months before revenues from the sale of energy can be expected.

The Registrant believes its minimum financing requirement for finalizing an application and permitting procedure for the erection of the first wind farm to be Cdn $2,100,000 and further Cdn $30,000,000 to install the first wind turbines at the Knob Hill wind farm site. (As a guideline for necessary future financing requirements the American Wind Energy Association estimates the average cost for one installed megawatt of wind turbine capacity to be approximately US $1,000,000.) The Registrant pursues a similar financing strategy for their wind farms as they do for their hydroelectric projects. The Registrant believes that once the permits for construction are granted, that equity partners, who finance construction will be required very soon after power purchase agreements have been closed. In order to accelerate the closing of power purchase agreements and to enlarge the number of potential power purchasers the Registrant is jointly engaged with Boundless Energy LLC a US based partner to develop HVDC submarine transmission cables for power distribution from Vancouver Island to Port Angeles, Washington.

The Registrant's liquidity depends largely on the established financing capabilities of its principals and on its ability to access the capital markets or to enter joint venture agreements. The Registrant has received expressions of interest from both private and public investors. There can be no guarantee that the expressions of interest will be sufficient to fund the Registrant's projects.

As at December 31, 2003, the Registrant does not have any material obligation under capital leases or any material commitments for capital expenditures.

As at March 31, 2004, the Registrant does not have any material obligation under capital leases or any material commitments for capital expenditures.

C.   RESEARCH AND DEVELOPMENT

The Registrant has not expended any funds over the last three years on "Research and Development" as that term is defined in the Canadian Institute of Chartered Accountants Handbook.

D.   TREND INFORMATION

Because the Registrant is in the initial development stage, it does not have sufficient history of operations to be able to ascertain any trends in production, sales or costs. Except as disclosed under the heading "Risk Factors" in Item 3 above, and under the heading "Information on the Company - The Independent Power Generation Industry and Regulation" in Item 4 above the Registrant is unaware of any trends, uncertainties, demands, commitments or events that are likely to have a material effect on its net sales or revenues, income from operations, profitability, liquidity or capital resources or that would cause reported financial information not necessarily to be indicative of future operating results or financial condition.

E.   OFF-BALANCE SHEET ARRANGEMENTS

     Not applicable.

F.   TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

--------------------------------------------------- -------------------------------------------------------------------
                                                                          Payments due by Period
--------------------------------------------------- -------------------------------------------------------------------
             Contractual Obligations*                  Total      less than    1-3 years     3-5 years    more than 5
                                                                   1 year                                    years
--------------------------------------------------- ------------ ------------ ------------ -------------- -------------
Long-Term Debt Obligations                                                                    810,885
--------------------------------------------------- ------------ ------------ ------------ -------------- -------------
Capital (Finance) Lease Obligations
--------------------------------------------------- ------------ ------------ ------------ -------------- -------------
Operating Lease Obligations
--------------------------------------------------- ------------ ------------ ------------ -------------- -------------
Purchase Obligations
--------------------------------------------------- ------------ ------------ ------------ -------------- -------------
Other Long-Term Liabilities Reflected on the
Company's Balance Sheet under the
GAAP of the primary financial statements
--------------------------------------------------- ------------ ------------ ------------ -------------- -------------
Total                                                                                         810,885
--------------------------------------------------- ------------ ------------ ------------ -------------- -------------

*As at December 31, 2003.

ITEM 6 DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.   DIRECTORS AND SENIOR MANAGEMENT

All of the directors of the Registrant are elected annually by the shareholders and hold office until the next annual general meeting of shareholders or until their successors are duly elected and qualified, unless they sooner resign or cease to be directors in accordance with the Registrant's Articles. The Registrant's last annual regular general meeting was held on June 25, 2004. The Registrant's executive officers are appointed by and serve at the pleasure of the Board of Directors.

As at June 15, 2004, the following persons were directors and/or executive officers of the Registrant:

-------------------------------- ---------------------------- -------------------------------- -------------------------
             NAME                       POSITION WITH             NUMBER OF COMMON SHARES             PERCENTAGE
                                                                                                    OF ISSUED COM-
                                       THE REGISTRANT                    OWNED(1)                   MON SHARES(3)
-------------------------------- ---------------------------- -------------------------------- -------------------------
Paul B. Manson                   Director and President                    2,768,686                      5.53%

-------------------------------- ---------------------------- -------------------------------- -------------------------
Anthony O. Duggleby              Director and Chief                        1,450,001                      2.98%
                                 Operating Officer
-------------------------------- ---------------------------- -------------------------------- -------------------------
Eugene A. Hodgson(6)             Director and Chief                          200,000                       .42%
                                 Financial Officer
-------------------------------- ---------------------------- -------------------------------- -------------------------
Basil Pantages(2)                Director                                    347,287                       .73%
-------------------------------- ---------------------------- -------------------------------- -------------------------
C. Chase Hoffman(6)              Director and Chairman of                 13,237,511                     21.88%
                                 the Board of Directors
-------------------------------- ---------------------------- -------------------------------- -------------------------
Henry P. Anderson III(6)         Director                                 13,781,839                     22.57%
-------------------------------- ---------------------------- -------------------------------- -------------------------
Mark Hoffman                     Secretary                                 3,194,578                      6.33%
-------------------------------- ---------------------------- -------------------------------- -------------------------

(1) Includes any options, warrants and convertible debentures exercisable or convertible within 60 days.
(2)  Mr. Pantages resigned as a director on June 25, 2004.
(3) Based on 47,270,782 common shares issued and outstanding as at June 15, 2004.
(4)  Includes 833,334 warrants held by the children of Mr. Duggleby.
(5) Includes 1,250,001 warrants held by the children and former wife of Mr. Manson.
(6)  Member of the Audit Committee.

No director or executive officer of the Registrant has any family relationship with any other officer or director of the Registrant except that Mark Hoffman is the son of C. Chase Hoffman.

None of the Registrant's directors or executive officers is party to any arrangement or understanding with any other person pursuant to which such individual was elected as a director or officer or member of senior management of the Registrant.

The following is a brief biographical summary for each of the officers and directors listed above except for Mr. Pantages who resigned as a director on June 25, 2004:

PAUL B. MANSON, age 51, has served as President, Chief Executive Officer and as a director since June 6, 2003. Mr. Manson was also the Secretary of the Registrant from January 1, 2001 to June 6, 2003. Mr. Manson has worked in the natural resources industry since 1987. He brings extensive experience in regulatory matters, administration of public companies and executive management to the Registrant. Mr. Manson also serves as President and Director of Trinity Plumas Capital Corp., which owns four subsidiary natural resource companies located in Guatemala, Nevada and California. He is a director or senior officer of other Canadian public companies including KFG Resources Ltd. and Paloma Ventures Inc.

ANTHONY O. DUGGLEBY, age 48, has served as a director since June 6, 2003. Mr. Duggleby has been a self employed transportation consultant since January 1995. Mr. Duggleby is a Marine Engineer and commercial Captain, who has worked in coastal trades between Prince Rupert and Vancouver for over twenty years, including fishing, tugboats, towing, and B.C. Ferries.

EUGENE A. HODGSON, age 47, has served as Chief Financial Officer since December 23, 2003 and as a director since June 6, 2003 . Mr. Hodgson is a graduate of the University of Calgary and holds a Bachelor of Arts Degree in Political Science and was the recipient of the Queen's Silver Jubilee Medal. Mr. Hodgson succeeded in negotiating infrastructure funds from the Quebec and federal governments that were critical to the development of Mont Tremblant while serving as the Director of Corporate Development for Vancouver-based Intrawest Corporation (1990-1995). He has also served on the Boards of Directors of various corporations including Grandfield Pacific Corporation, a TSE listed company, First Class Systems Inc., Arimex Resources Inc., Equitable Real Estate Investment Corp. and Amwest Properties Inc.

Mr. Hodgson has volunteered on various business and community associations including the Vancouver Board of Trade as a director and Chair of its Communications Committee, PACE and the National Tourism Advisory Board. Mr. Hodgson is the founding partner and President of Seeds Capital Inc., a venture capital and investment banking enterprise. Currently he heads E.A. Hodgson and Associates Inc., a management-consulting firm.

C. CHASE HOFFMAN, age 80, has served as a director since June 30, 1999. Mr. Hoffman co-founded the original operating subsidiary of the Registrant in 1990. He has an extensive background in business, finance, construction and real estate development. Mr. Hoffman has been the owner and manager of Hoffman Dairy Farms, one of the largest dairy and farm operations in California, since 1955. Mr. Hoffman also has extensive experience in residential and commercial land development in California and Hawaii. Mr Hoffman is a director of Trinity Plumas Capital Corp. a company listed on the TSX Venture Exchange and Tri-Valley Corporation, a company quoted for trading on the NASD Over the Counter Bulletin Board. He holds a degree in Economics and Business Administration from the Graduate School of Business at Stanford University.

HENRY P. ANDERSON III, age 61, has served as a director since June 30, 1999. Mr Anderson brings his extensive business and financial background to the Registrant. He is co-owner of Pioneer Nursery in Visalia, California. Pioneer Nursery has been the primary supplier of Pistachio rootstock to California for over 30 years. As President and Director of Pistachio Growers, Inc., a California Co-op, he is responsible for marketing its members' pistachio production. Mr. Anderson is also a Director of the Western Pistachio Association, an organization that lobbies on behalf of the Western States Pistachio Interests. From 1984 through 1988, Mr. Anderson was Chairman of the Marketing Committee of the California Pistachio Commission. Currently, My Anderson is involved in several other private partnerships and corporations specializing in plant breeding, farm management and pistachio developments.

MARK E. HOFFMAN, age 49, has served as Secretary since June 6, 2003. Mr. Hoffman has Masters and Bachelors degrees in Mechanical Engineering from Stanford University. Mr. Hoffman is the President and owner of Mark Hoffman General Engineering where he manages the day-to-day activities including financial, personnel, equipment and field activities. Mr. Hoffman is also a General Engineering Contractor with California State Contractors. Mr. Hoffman is a partner and general manager of Hoffman & Son Farming, an approximately 2,000 acre pistachio, grape, orange and field crop farm. Mr. Hoffman has been involved in dairy management, waste-water management and feed production with Hoffman Dairies. He has also been a partner since 1999 in Rancho Vitello, a natural veal growing business that raises veal calves and heifers. Mr. Hoffman has, since 1977, been a partner and senior officer in LinWa Cruises, an Hawaii based tour boat business.

B.   COMPENSATION

The Registrant does not compensate its directors for their services as directors. Directors are entitled to reimbursement for reasonable travel and other out-of-pocket expenses incurred in connection with attendance at meetings of the Board of Directors. The Board of Directors makes separate remuneration to any director undertaking services on behalf of the Registrant other than services ordinarily required of a director. Other than indicated below, no director received any compensation for his or her services as a director, including any committee participation or special assignments.

The  Registrant  grants  stock  options to  directors,  executive  officers  and
employees.   See  "Options  to  Purchase   Securities  from  the  Registrant  or
Subsidiary" below.

The following table sets forth details of the compensation paid during the Registrant's fiscal year ended December 31, 2003, to directors and executive officers:

--------------------------------- --------------------- ------------------------
Director and Executive           Salary/Bonus          Other Compensation
     Officers
--------------------------------- --------------------- ------------------------
Paul B. Manson                       $72,000 (1)                   Nil
--------------------------------- --------------------- ------------------------
Anthony Duggleby                    $78,240(1)(3)                  Nil
--------------------------------- --------------------- ------------------------
William Harland                        $78,510                     Nil
--------------------------------- --------------------- ------------------------
Eugene Hodgson                        $78,500(2)                  Nil
--------------------------------- --------------------- ------------------------
William Calsbeck                    $47,250(2)(4)                 Nil
--------------------------------- --------------------- ------------------------

The aggregate amount of compensation paid by the Registrant during the fiscal year ended December 31, 2003 to all officers and directors as a group was $354,500 (1) (2) (3) (4)

(1)  Compensation paid pursuant to management agreements.
(2)  Compensation paid pursuant to public relations agreements
(3)  Compensation paid pursuant to an employment agreement.
(4) Mr. Calsbeck resigned from the Registrant's board of directors on October 2, 2003.

No amounts have been set aside or accrued by the Registrant during fiscal 2003 to provide pension retirements or similar benefits for directors or executive officers of the Registrant pursuant to any plan provided for or contributed to by the Registrant.

OPTIONS TO PURCHASE SECURITIES FROM THE REGISTRANT OR SUBSIDIARY

Stock Options to purchase common shares from the Registrant are granted to directors, officers, employees of the Registrant or employees of a management company providing services to the Registrant or consultants to the Registrant on the terms and conditions acceptable to the TSX Venture Exchange (the "Exchange"). The Registrant has a formal written stock option plan. The aggregate number of options granted under the plan cannot exceed 20% of the Registrant's shares that are listed on the Exchange. An optionee cannot receive options exceeding 5% of the Registrant's shares that are listed on the Exchange. Optionees conducting investor relations activities cannot receive options exceeding 2% of the Registrant's shares listed on the Exchange and any one consultant cannot receive options in excess of 2% of the Registrant's shares listed on the Exchange. No stock option granted under the stock option plan is transferable by the optionee other than by will or the laws of descent and distribution, and each stock option is exercisable during the lifetime of the optionee only by such optionee. The exercise price of all stock options granted under the stock option plan is based on the market price of the Registrant's securities at the time of the grant of the incentive stock option and the maximum term of each stock option may not exceed five years.

The names and titles of the directors, executive officers and members of the Registrant's administrative supervisory and management bodies to whom outstanding stock options have been granted and the number of common shares subject to such stock options are set forth below as at June 15, 2004. The exercise price of the stock options is stated in Canadian dollars.

            ------------------------------- --------------- ----------------- ------------------------
                                                            Exercise Price
            Name of Optionees                  Options           (Cdn)            Expiration Date
            ------------------------------- --------------- ----------------- ------------------------
            Officers and Directors:
            ------------------------------- --------------- ----------------- ------------------------
            Paul B. Manson                       348,742(1)      $0.15             July 15, 2007
            ------------------------------- --------------- ----------------- ------------------------
                                                 396,879(1)      $0.35           January 22, 2008
            ------------------------------- --------------- ----------------- ------------------------
                                                 185,000(2)      $0.60           February 6, 2006
            ------------------------------- --------------- ----------------- ------------------------
            C. Chase Hoffman                     100,000         $0.15             July 15, 2007
            ------------------------------- --------------- ----------------- ------------------------
                                                 531,182         $0.35           January 21, 2008
            ------------------------------- --------------- ----------------- ------------------------
                                                 100,000          0.60           February 6, 2006
            ------------------------------- --------------- ----------------- ------------------------
            Henry P. Anderson III                100,000         $0.15             July 15, 2007
            ------------------------------- --------------- ----------------- ------------------------
                                                 531,181         $0.35           January 21, 2008
            ------------------------------- --------------- ----------------- ------------------------
                                                 100,000         $0.60           February 6, 2006
            ------------------------------- --------------- ----------------- ------------------------
            William P. Harland                    70,000         $0.15             July 15, 2007
            ------------------------------- --------------- ----------------- ------------------------
            Mark Hoffman                         100,000         $0.15             July 15, 2007
            ------------------------------- --------------- ----------------- ------------------------


                                                 100,000         $0.60           February 6, 2006
            ------------------------------- --------------- ----------------- ------------------------
            Anthony Duggleby                     100,000         $0.35           January 21, 2008
            ------------------------------- --------------- ----------------- ------------------------
                                                 100,000         $0.60           February 6, 2006
            ------------------------------- --------------- ----------------- ------------------------
            Eugene Hodgson                       100,000         $0.35           January 21, 2008
            ------------------------------- --------------- ----------------- ------------------------
                                                 100,000         $0.60           February 6, 2006
            ------------------------------- --------------- ----------------- ------------------------
            Total                              3,062,984
            ------------------------------- --------------- ----------------- ------------------------

(1) All of these options are held by Triangle Planning Corp., a private company owned and controlled by Paul Manson
(2) 100,000 of these options are held by Banks Island Management Services Ltd., a private company owned and controlled by Paul Manson and 85,000 of these options are held by Triangle Planning Corp.

The names and titles of the directors, executive officers and members of the Registrant's administrative supervisory and management bodies to whom outstanding stock options have been granted and the number of common shares subject to such stock options are set forth below as at December 31, 2003. The exercise price of the stock options is stated in Canadian dollars.

            ------------------------------- --------------- ----------------- ------------------------
                                                            Exercise Price
            Name of Optionees                  Options           (Cdn)            Expiration Date
            ------------------------------- --------------- ----------------- ------------------------
            Officers and Directors:
            ------------------------------- --------------- ----------------- ------------------------
            Paul B. Manson                       498,742(1)      $0.15             July 15, 2007
            ------------------------------- --------------- ----------------- ------------------------
            Basil Pantages(4)                    200,000(2)      $0.15             July 15, 2007
            ------------------------------- --------------- ----------------- ------------------------
            C. Chase Hoffman                     100,000         $0.15             July 15, 2007
            ------------------------------- --------------- ----------------- ------------------------
            Henry P. Anderson III                100,000         $0.15             July 15, 2007
            ------------------------------- --------------- ----------------- ------------------------
            William P. Harland                   100,000(3)      $0.15             July 15, 2007
            ------------------------------- --------------- ----------------- ------------------------
            Mark Hoffman                         100,000         $0.15             July 15, 2007
            ------------------------------- --------------- ----------------- ------------------------
            Total                              1,098,742
            ------------------------------- --------------- ----------------- ------------------------

(1) All of these options are held by Triangle Planning Corp., a private company owned and controlled by Paul Manson and 150,000 of these options were exercised subsequent to December 31, 2003.
(2)  All of these options were exercised subsequent to December 31, 2003.
(3)  30,000 of these options were exercised subsequent to December 31, 2003.
(4)  Mr. Pantages resigned as a director on June 25, 2004.

C.   BOARD PRACTICES

1. Directors may be appointed at any time in accordance with the Articles of the Registrant and then re-elected annually by the shareholders of the Registrant. Directors may resign at any time and their term of office expires annually at each Annual General Meeting of the shareholders of the Registrant.

     Executive officers are appointed from time to time by the Board of Directors. The Board, in its discretion, may remove any officer of the Registrant, otherwise each officer shall hold office until his or her successor is appointed or until his or her earlier resignation.

     Directors of the Registrant also serve as directors of other public and private companies involved in businesses similar to the business of the Registrant. Accordingly, it may occur that business opportunities will be offered to both the Registrant and such other companies. Furthermore, those other companies may be involved in the same business opportunities and transactions as those in which the Registrant has an interest. As a result there may be situations which involve a conflict of interest. In that event, the directors would not be entitled to vote at meetings of directors which evoke any such conflict. The directors will attempt to avoid dealing with such other companies in situations where conflicts might arise and will at all times use their best efforts to act in the best interest of the Registrant.

2. Effective January 1, 2001, the Registrant entered into a management agreement with Banks Island Management Services Inc. ("Banks"). The management agreement provides for the payment of management fees in the amount of Cdn $4,000 per month to and including July 31, 2001 and thereafter management fees in the amount of Cdn $6,000 per month. Pursuant to the terms of the management agreement, Banks is responsible for among other things, attending to the administration of all contracts of the Registrant, assisting with negotiations to obtain the necessary permits and approvals for the development of the Registrant's business, preparation of a program for the management of the Registrant's securities, assisting in raising venture capital, coordinating the preparation of documents which will qualify securities of the Registrant for sale to the public, coordinating an ongoing marketing program for the Registrant's securities including preparation of material used by the Registrant, the distribution of information to underwriters, brokers, shareholders, maintenance of contracts with underwriters and brokers in the United States and Canada on an ongoing basis and apprising them of the Registrant's development and progress, coordinating the release of all information about the Registrant by filing the prescribed form of documents with governmental regulatory authorities and notifying the Registrant of any major inquiry, complaint or request made by the general public or any regulatory authority. The management agreement may be terminated by the Registrant without cause upon one month's written notice and upon the occurrence of any default by Banks if such default is not remedied within 10 days of the Registrant notifying Banks of the default or if Banks fails to commence to cure a default within ten days if such default cannot be cured within 10 days. Banks may terminate the management agreement upon one month's notice. Banks is owned and controlled by Paul B. Manson, the President and a director of the Registrant.

     Effective November 15, 2002, the Registrant entered into a consulting agreement, with E.A. Hodgson & Associates Inc. ("E.A.H.") pursuant to which E.A.H. provides consulting services to the Registrant. The consulting agreement provides for the payment of Cdn $2,500 per month to E.A.H. by the Registrant plus an hourly rate of Cdn $62.50 for any hours above 40 hours per month. Pursuant to the terms of the consulting agreement E.A.H. is responsible for introducing and communicating to its database of government and businesses, arranging meetings with its key contacts, arranging for articles from trade publications, news wire services, financial news media, introducing the Registrant to corporate finance specialists to assist with funding requirements and representing the Registrant at conferences and tradeshows. The consulting agreement may be terminated by either party upon 30 days written notice. E.A.H. is owned and controlled by Eugene A. Hodgson, a director of the Registrant. The consulting agreement was terminated effective February 29, 2004

     Effective December 31, 2002, the Registrant entered into a public relations agreement with BGC Consultants Limited ("BGC"), pursuant to which BGC provided public relations services to the Registrant. The public relations agreement provided for the payment of Cdn $10,000 per month to BGC by the Registrant. Pursuant to the terms of the public relations agreement, BGC was responsible for developing a modest advertising program for the purpose of generating investor leads, developing, maintaining and monitoring a program to create investor awareness of the Registrant and keeping those investors updated and informed through regular communications, initiating coverage of the Registrant by newsletter writers and financial commentators and enhancing a positive reputation for the Registrant in the marketplace. BGC is owned and controlled by Bill G. Calsbeck, a former director of the Registrant. The public relations agreement was terminated effective June 30, 2003.

     Effective December 31, 2002, the Registrant's wholly owned subsidiary, Powerhouse Electric Corp. entered into a employment agreement with Anthony
     O.  Duggleby  ("Duggleby")  pursuant to which  Duggleby is appointed as the
     Registrant's Supervisor of Field Operations. Pursuant to the terms of the employment agreement Duggleby reports to the Registrant's board of directors and manages all field operations and employees of the Registrant in the field. Duggleby is paid a monthly salary of $500. The employment agreement may be terminated without cause by either party upon 90 days written notice. The employment agreement may also be terminated by the Registrant with cause upon one day's written notice. Duggleby is a director of the Registrant.

     Effective December 21, 2002, the Registrant's wholly owned subsidiary, Sea Breeze Energy Inc. ("Sea Breeze") entered into an agreement with Inverness Management Group Inc. ("Inverness"), pursuant to which Inverness provides management services to Sea Breeze at a fee of Cdn $6,000 per month. Pursuant to the terms of the management agreement Inverness attends to the administration of all contracts of Sea Breeze, assists with negotiations to obtain the necessary permits and approvals for the development of the business of Sea Breeze, does all things required to foster and facilitate and enhance a positive reputation of Sea Breeze and notifies Sea Breeze of any major inquiry, complaint or request made by the general public or any regulatory authority. The management services agreement may be terminated by Sea Breeze upon ten days written notice for failure to perform or breach or default if the failure, breach or default is not cured within ten days of such notice or if Inverness is acting in a manner detrimental to Sea Breeze. The management agreement may be terminated by Inverness for default. Inverness is owned and controlled by Anthony O. Duggleby, Director and Chief Operating Officer of the Registrant, Auriane S. Chouinard-Duggleby, daughter of Mr. Duggleby, Elize
     N. Duggleby-Chouinard, daughter of Mr. Duggleby, Elisha G. Manson, daughter of Paul Manson, Director and president of the Registrant, Ezra M. Manson, son of Mr. Manson and Lorrie Thompson, former wife of Mr. Manson.

     Effective June 30, 2003, the Registrant entered into a public relations agreement, with E.A.H. pursuant to which E.A.H. provides public relations services to the Registrant. The public relations agreement provides for the payment of Cdn $7,500 per month to E.A.H. by the Registrant against delivery of a monthly invoice. Pursuant to the terms of the public relations agreement E.A.H. is responsible for providing public relations services with the general objective of expanding the interest and awareness of existing and potential investors, and the brokerage and financial communities by developing a modest advertising program to generate investor leads, developing, maintaining and monitoring a program to create investor awareness of the Registrant by keeping those investors updated and informed through regular communications, initiating coverage of the Registrant by newsletter writers and financial commentators, and fostering, facilitating and enhancing a positive reputation for the Registrant in the marketplace. The public relations agreement may be terminated by either party upon 60 days written notice. E.A.H. is owned and controlled by Eugene A. Hodgson, a director of the Registrant. The public relations agreement was terminated effective February 29, 2004.

     Effective March 1, 2004, the Registrant entered into a management consulting services agreement with E.A.H. pursuant to which E.A.H. provides management consulting services to the Registrant. The management consulting services agreement provides for the payment of Cdn $6,000 per month to
     E.A.H. by the Registrant. Pursuant to the terms of the management consulting services agreement E.A.H. is responsible for developing a modest advertising program for the Registrant, developing, maintaining and monitoring a program to create investor awareness of the Registrant and to keep those investors updated and informed through regular communications, initiating coverage of the Registrant by newsletter writers and financial commentators, introducing and communicating to its database of government and businesses, arranging meetings with its key contacts, arranging for articles from trade publications, news wire services, financial news media, introducing the Registrant to corporate finance specialists to assist with funding requirements and representing the Registrant at conferences and tradeshows. The management consulting services agreement may be terminated by E.A.H. upon 30 days written notice. The management agreement may be terminated by the Registrant with cause without notice and upon 10 days written notice after a default has not been remedied within 14 days of notification of such default. E.A.H. is owned and controlled by Eugene A. Hodgson, a director and the Chief Financial Officer of the Registrant.

     Each of the foregoing agreements was negotiated with the affiliates on an individual basis. If the party to the agreements was a director of the Registrant at the time of the negotiations, the director abstained from voting on the terms of the agreement at the directors' meeting during which the agreement was approved. The Registrant believes that the terms of each of the foregoing agreements are comparable to similar agreements with non-affiliates.

3. The members of the Registrant's Audit Committee are Henry P. Anderson III, Eugene Hodgson and C. Chase Hoffman. This committee is directed to review the scope, cost and results of the independent audit of the Registrant's books and records, the results of the annual audit with management and the adequacy of the Registrant's accounting, financial and operating controls; to recommend annually to the Board of Directors the selection of the independent auditors; to consider proposals made by the Registrant's independent auditors for consulting work; and to report to the Board of Directors, when so requested, on any accounting or financial matters. They may be appointed any time by the Board of Directors. The Board, in its discretion may change the membership and fill vacancies in the Audit Committee, otherwise, Audit Committee members shall serve until his or her successor is appointed or until his or her earlier resignation. The Registrant does not have a remuneration or compensation committee.

D.   EMPLOYEES

As of December 1, 2003, the Registrant had one person working full time, in field operations. The Registrant intends to rely primarily on consultants to minimize expenses.

As of December 31, 2002, the Registrant did not have any persons working full time.

As of December 31, 2001, the Registrant did not have any persons working full time.

The Registrant did not have any part time employees for the last fiscal year.

The employee of the Registrant is not a member of a trade union.

E.   SHARE OWNERSHIP

Shares owned by the directors of the Registrant are disclosed at Item 6 "Directors, Senior Management and Employees" under the heading "A. Directors and Senior Management".

ITEM 7 MAJOR SHAREHOLDER AND RELATED PARTY TRANSACTIONS

A.   MAJOR SHAREHOLDERS

The Registrant is currently a publicly held corporation, with its shares held by residents of Canada, the United States and other countries. To the best of its knowledge, the Registrant is not controlled, directly or indirectly, by another corporation or any government or by any natural or legal persons and, as at June 15, 2004, no person or corporation or other entity owns, directly or indirectly, or controls more than 5% of the shares of the Registrant, the only class of securities with voting rights, except for the persons or groups listed below:

       ---------------------------------------- ---------------------------- --------------------------
                     Identity of                         Number of              Percentage of Class
                  Persons or Group                     Shares Owned
       ---------------------------------------- ---------------------------- --------------------------
        Henry P. Anderson III                    13,781,839(c)                         22.57%
       ---------------------------------------- ---------------------------- --------------------------
        C Chase Hoffman                          13,237,511(c)                         21.88%
       ---------------------------------------- ---------------------------- --------------------------
        Ken L. Puryear                           13,214,963(c)                         21.83%
       ---------------------------------------- ---------------------------- --------------------------
        Louis Sweet                              11,699,514(c)                         19.83%
       ---------------------------------------- ---------------------------- --------------------------
        Paul Manson                              2,768,686(c)(d)                        5.53%
       ---------------------------------------- ---------------------------- --------------------------
        Mark Hoffman                             3,194,578(c)                           6.33%
       ---------------------------------------- ---------------------------- --------------------------
        Officers and Directors,                  34,979,902(b) (c)                     74.00%
        as a group (7 persons)
       ---------------------------------------- ---------------------------- --------------------------

(a)  Based on 47,270,782 shares outstanding at June 15, 2004.
(b) Messrs. Anderson, Hoffman, Hoffman, Manson, Puryear and Sweet are the only persons, corporations or other entities known by the Registrant to own directly or indirectly or control more than 5% of the shares of the Registrant.
(c) Includes any options, warrants and convertible debentures exercisable or convertible by directors within 60 days.
(d) Includes 1,250,001 warrants held by the children and former wife of Mr. Manson.

There are no arrangements, known to the Registrant which may at a subsequent date result in a change in control of the Registrant.

The Registrant's major shareholders do not have different voting rights from other shareholders of the Registrant. Based on the records of Pacific Corporate Trust Company Inc., the Registrant's registrar and transfer agent, at June 15, 2004, there were 146 holders of record of the Registrant's shares with United States addresses who collectively held 44,360,568 shares or approximately 93.84% of the 47,270,782 issued and outstanding shares.

Except for the shares issued in connection with the acquisition of Sea Breeze Energy Inc. described under Item 7(B) "Major Shareholders and related Party
Transactions: Related Party Transactions" the Registrant is not aware of any significant changes in the ownership of its shares during the past three years.

B.   RELATED PARTY TRANSACTIONS

Except for the ownership of the Registrant's securities and the compensation described herein, and advances to and by certain officers to or from the Registrant to cover expenses, below are all of the material transactions between the Registrant and its directors, executive officers, holders of ten percent or more of the Registrant's outstanding shares, or any associate or affiliate of such person since the commencement of the last three fiscal years on January 1, 2001, or in any proposed transaction which may materially affect the Registrant.

1.   The  Registrant  has  entered  into  consulting   agreements  with  certain
     directors.    See    Item   6    "Directors,    Senior    Management    and
     Employees-Compensation."

2. Pursuant to a Share Purchase Agreement dated November 4, 2002, the Registrant, effective April 16, 2003, acquired all of the issued and outstanding shares of Sea Breeze Energy Inc. ("Sea Breeze") from the following six individuals:

     Anthony O. Duggleby, Director and Chief Operating Officer of the
         Registrant;
     Auriane S. Chouinard-Duggleby, daughter of Mr. Duggleby;
     Elize N. Duggleby-Chouinard, daughter of Mr. Duggleby;
     Elisha G. Manson, daughter of Paul Manson, Director and President of the
         Registrant;
     Ezra M. Manson, son of Mr. Manson;
     Lorrie Thompson, former wife of Mr. Manson.

     collectively the "Vendors".

     The acquisition included the acquisition of the Investigative Use Permits granted by the LWBC in connection with twelve named properties which include all of the properties described under the heading in Item 4 "Business Overview - Wind Farm Projects".

     Each of the Vendors transferred 100 shares of Sea Breeze to the Registrant in exchange for 666,667 special warrants of the Registrant, or an aggregate of 600 shares for an aggregate of 4,000,000 special warrants, 2,500,000 of which were exercisable at the time of closing (April 16, 2003) the remainder of which are exercisable at various stages of the Registrant's wind energy project development. All of the special warrants expire five years from the closing. Pursuant to a Royalty Agreement dated November 4, 2002, the Vendors also collectively retained a net profit royalty of 5% from the proceeds of the sale of energy generated from each of twelve named properties and 5% of the net proceeds of any sale of such properties.

The Registrant does not provide benefits to any personnel or its consultants. None of the officers or directors of the Registrant are indebted to the Registrant or were indebted to the Registrant during the fiscal years ended December 31, 2003, 2002 and 2001. See "Indebtedness of Directors and Officers" below.

None of the directors, executive officers or senior officers of the Registrant or persons who were directors, executive officers or senior officers of the Registrant at any time during the Registrant's last completed financial year, and none of the associates of such persons are or have been indebted to the Registrant or its subsidiaries at any time since the beginning of the Registrant's last completed financial year. Furthermore, none of such persons was indebted to a third party during such period where their indebtedness was the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Registrant or its subsidiaries.

C.   INTERESTS OF EXPERTS AND COUNSEL

Not Applicable.

ITEM 8 FINANCIAL INFORMATION

CONSOLIDATED FINANCIAL STATEMENTS

See attached financial statements which are incorporated herein by reference.

LITIGATION

To the best of its knowledge, the Registrant is not subject to any active or pending legal proceedings or claims against it or any of its properties that will have a material effect on the Registrant's business or results of operations. However, from time to time, the Registrant may become subject to claims and litigation generally associated with any business venture.

DIVIDEND POLICY

The Registrant has not and does not currently intend to pay any dividends on any of its shares. The Registrant intends to follow a policy of retained earnings to finance the growth of the business. Any future determination to pay dividends will be at the discretion of the Board of Directors on the basis of earnings, financial requirements and other relevant factors.

SIGNIFICANT CHANGES

The Registrant does not have any significant changes to report since March 31, 2004 except for the following:

     1. The Registrant together with Boundless Energy LLC incorporated a 50% owned subsidiary, Sea Breeze Pacific Regional Transmission System, Inc., to pursue high voltage direct current transmission opportunities to export wind and other energy from Vancouver Island.

     2. The Registrant closed a private placement of US $818,500 consisting of 2,046,250 units at a price of US $0.40 per unit, each unit consisting of one common share and one half of one share purchase warrant, each full warrant entitling the holder to purchase one additional common share at a price of US $0.60 per share if exercised during the first year following closing and at a price of US $0.80 per share if exercised during the second year following closing.

     3. 6,226,806 warrants originating from the US $1,000,000 Convertible Debenture dated June 20, 2000 were exercised for total proceeds of US $809,485.

ITEM 9 THE OFFER AND LISTING

The Registrant's shares have traded on the TSX Venture Exchange or its predecessors the Vancouver Stock Exchange and the Canadian Venture Exchange (which was formed by the merger of the Vancouver Stock Exchange and the Alberta Stock Exchange on November 26, 1999 and which changed its name to the TSX Venture Exchange on May 1, 2002) since January 18, 1979.

The following is a summary of trading, on an annual basis, in the shares of the Registrant on the TSX Venture Exchange or its predecessors, during 1999, 2000, 2001, 2002 and 2003:

------------------------- ---------------------- ---------------------
          1999                 High (Cdn$)            Low (Cdn$)
------------------------- ---------------------- ---------------------
         $0.070                 $0.025
------------------------- ---------------------- ---------------------
          2000                 High (Cdn$)            Low (Cdn)
------------------------- ---------------------- ---------------------
         $0.080                 $0.011
------------------------- ---------------------- ---------------------
          2001*                 High (Cdn$)            Low (Cdn$)
------------------------- ---------------------- ---------------------
         $0.40                  $0.08
------------------------- ---------------------- ---------------------
          2002                 High (Cdn$)            Low (Cdn$)
------------------------- ---------------------- ---------------------
         $0.30                  $0.09
------------------------- ---------------------- ---------------------
          2003                 High (Cdn$)            Low (Cdn$)
------------------------- ---------------------- ---------------------
         $0.67                  $0.28
------------------------- ---------------------- ---------------------

*Effective September 17, 2001 the Registrant consolidated its shares on a ten old for one new share basis. The above noted share prices have been adjusted to reflect this consolidation.

The following is a summary of trading on a fiscal quarter basis of the shares of the Registrant on TSX Venture Exchange in Canada during the two most recent full financial years and the first two quarters of fiscal 2004:

------------------------- ---------------------- ---------------------

------------------------- ---------------------- ---------------------
      2002                 High (Cdn$)            Low (Cdn$)
------------------------- ---------------------- ---------------------
   1st Quarter               0.21                   0.13
------------------------- ---------------------- ---------------------
   2nd Quarter               0.16                   0.13
------------------------- ---------------------- ---------------------
   3rd Quarter               0.15                   0.09
------------------------- ---------------------- ---------------------
   4th Quarter               0.30                   0.09
------------------------- ---------------------- ---------------------

------------------------- ---------------------- ---------------------
      2003                 High (Cdn$)            Low (Cdn$)
------------------------- ---------------------- ---------------------
   1st Quarter               0.51                   0.20
------------------------- ---------------------- ---------------------
   2nd Quarter               0.53                   0.28
------------------------- ---------------------- ---------------------
   3rd Quarter               0.60                   0.31
------------------------- ---------------------- ---------------------
   4th Quarter               0.67                   0.40
------------------------- ---------------------- ---------------------
      2004                 High (Cdn$)            Low (Cdn$)
------------------------- ---------------------- ---------------------
   1st Quarter               0.64                   0.45
------------------------- ---------------------- ---------------------
   2nd Quarter               0.76                   0.57
------------------------- ---------------------- ---------------------

The following is a summary of trading, on a monthly basis, in the shares on the TSX Venture Exchange in Canada during the past six months:

------------------------ ---------------------- ---------------------
   Month & Year             High (Cdn$)            Low (Cdn$)
------------------------ ---------------------- ---------------------
   June 2004                0.76                   0.61
------------------------ ---------------------- ---------------------
   May 2004                 0.67                   0.58
------------------------ ---------------------- ---------------------
   April 2004               0.67                   0.57
------------------------ ---------------------- ---------------------
   March 2004               0.64                   0.55
------------------------ ---------------------- ---------------------
   February 2004            0.64                   0.47
------------------------ ---------------------- ---------------------
   January 2004             0.61                   0.45
------------------------ ---------------------- ---------------------

The price for the Registrant's shares quoted on the TSX Venture Exchange on June 15, 2004, was Cdn $0.69 (High) and Cdn $0.69 (Low), and the close price was Cdn $0.69.

Other than described above, the Registrant's shares are not and have not been listed or quoted on any other exchange or quotation system.

As of June 15, 2004, the Registrant had a total of 47,270,782 common shares, without par value, issued and outstanding. All such shares are in registered and not bearer form. The name and address of the Registrant's transfer agent is Pacific Corporate Trust Company, Suite 1000, 625 Howe Street, Vancouver, British Columbia, V6C 3B8.

ITEM 10 ADDITIONAL INFORMATION

A.   SHARE CAPITAL

The Registrant's authorized capital consists of 200,000,000 common shares without par value and 20,000,000 Class A preference shares without par value. At March 31, 2004, there were 38,964,560 common shares issued and outstanding and an additional 28,528,059 shares had been allotted and reserved for issuance pursuant to outstanding warrants to purchase shares and incentive stock options. As at June 15, 2004, there were 47,270,782 common shares issued and outstanding and an additional 24,457,503 shares had been allotted and reserved for issuance pursuant to outstanding warrants to purchase shares and incentive stock options.

Of the 47,270,782 common shares issued and outstanding as at June 15, 2004, 100,000 are held in escrow, to be released in accordance with a formula based on cash flows from operations incurred during the year and upon regulatory approval.

All shares of the same class have the same rights, preferences and limitations. Holders of shares are entitled to receive dividends in cash, property or shares when and if dividends are declared by the Board of Directors out of funds legally available therefore. There are no limitations on the payment of dividends. A quorum for a general meeting of shareholders is one shareholder entitled to attend and vote at the meeting who may be represented by proxy and other proper authority, holding at least one-twentieth of the outstanding shares. Holders of shares are entitled to one vote per share. Upon any liquidation, dissolution or winding up of the business of the Registrant, the Registrant's assets, if any, after payment or provision for payment of all debts, obligations or liabilities of the Registrant shall be distributed to the holders of shares. There are no pre-emptive rights, subscription rights, conversion rights and redemption provisions relating to the shares and none of the shares carry any liability for further calls.

The rights of holders of shares may not be modified other than by vote of 3/4 of the shares voting on such modification. Because a quorum for a general meeting of shareholders can exist with one shareholder (proxy holder) personally present, the rights of holders of shares may be modified by less than a majority of the issued shares of the Registrant.

Shareholders may apply to the Supreme Court of British Columbia for various remedies on the ground that the affairs of the Registrant are being conducted in a manner oppressive to one or more of the shareholders or that some resolution of shareholders has been passed or is proposed that is unfairly prejudicial to one or more of the shareholders. That Court may, with a view to bringing it to an end or to remedying the matters complained of, make an interim or final order if it considers appropriate, including the following:

     (a) direct or prohibit any act or cancel or vary any transaction or resolution;
     (b)  regulate the conduct of the Registrant's affairs in the future;
     (c) provide for the purchase of the shares of any member of the Registrant by another member of the Registrant, or by the Registrant;
     (d) in the case of a purchase by the Registrant, reduce the Registrant's capital or otherwise;

     (e)  appoint a receiver or receiver manager;
     (f)  order that the Registrant be wound up;
     (g) authorize or direct that proceedings be commenced in the name of the Registrant against any party on the terms the Court directs;
     (h)  require the Registrant to produce financial statements;
     (i)  order the Registrant to compensate an aggrieved person; and
     (j)  direct rectification of any record of the Registrant.

Where a special resolution to modify the rights of the holders of shares has been passed, the holders of not less than 10% of the shares who are entitled to vote and did vote against the special resolution (in person or by proxy), may apply to the Supreme Court of British Columbia to set aside the resolution.

There are no restrictions on the purchase or redemption of shares by the Registrant while there is any arrearage in the payment of dividends or sinking fund installments.

There are no shares of the Registrant held by or on behalf of the Registrant itself or by subsidiaries of the Registrant.

SUMMARY OF REGISTRANT SECURITIES TRANSACTIONS

Set forth below are the closed and pending transactions pursuant to which securities of the Registrant have been issued or sold since December 31, 2000.

SHARE, OPTION AND WARRANT TRANSACTIONS

                     -------------------------------------------------
                     Shares Outstanding at December 31, 2000
                     -------------------------------------------------
                           Number of                Total Gross
                           Shares Issued            Consideration (Cdn)
                           22,146,037               $4,322,098
                           ----------------         ----------------
Adjusted Total             2,214,604                4,322,098
Outstanding
Following 1:10
Reverse Share
Split on September
17, 2001
                       Shares Issued During Fiscal Year Ended December 31, 2001

-------------------------------------------------------------------------------------------------------
                    Number of Price per Security Total Gross
                                    Securities Issued           (Cdn$)             Consideration
         Transaction                                                                  (Cdn$)
-------------------------------     ------------------    -------------------    ------------------
   Exercise of Stock Options                37,820              $1.90                   $71,859



   Bonus Shares                            196,400              $1.50                  $294,600
                                    ------------------                           ------------------
   Total Outstanding                    2,448,824                                    4,688,557

                       Shares Issued During Fiscal Year Ended December 31, 2002
-------------------------------------------------------------------------------------------------------
                    Number of Price per Security Total Gross
                                    Securities Issued           (Cdn$)             Consideration
         Transaction                                                                  (Cdn$)
-------------------------------     ------------------    -------------------    ------------------
   Exercise of Stock Options               122,000              $0.13                   $15,860
   Conversion of Debentures             14,161,596              $0.13                $1,841,007
   Bonus Shares                          3,180,000              $0.10                  $318,000
                                    ------------------                           ------------------
   Total Outstanding                    19,912,420                                   $6,863,424


                          Shares Issued During Fiscal Year Ended December 31, 2003
-------------------------------------------------------------------------------------------------------------
                                              Number of              Price per             Total Gross
                                          Securities Issued          Security             Consideration
             Transaction                                              (Cdn$)                 (Cdn$)
--------------------------------------    -------------------    ------------------     ------------------
   Exercise of Stock Options                       722,000             $0.15                  $160,152
                                                                     (average)
   Conversion of Debentures                     13,217,845              $0.1352             $1,787,620
   Exercise of Warrants                          3,970,885             $0.13                  $516,215
                                          -------------------                           ------------------
   Total Outstanding                            37,823,150                                   9,327,411
                                          -------------------                           ------------------

                      Shares Issued Subsequent to Fiscal Year Ended December 31, 2003
-------------------------------------------------------------------------------------------------------------
                                              Number of              Price per             Total Gross
                                          Securities Issued          Security             Consideration
             Transaction                                              (Cdn$)                 (Cdn$)
--------------------------------------    -------------------    ------------------     ------------------
   Exercise of Warrants                          1,133,077             $0.13                  $147,300
   Exercise of Stock Options                         8,333             $0.35                    $2,917
   Private Placement                             2,046,250             $0.55                $1,123,555
   Exercise of Stock Options                        16,500             $0.35                    $5,775
   Exercise of Warrants                          6,226,806             $0.13                  $809,485
   Exercise of Stock Options                        16,666             $0.35                    $5,833
                                          -------------------                           ------------------
   Total Outstanding                            47,270,782                                  11,422,306
                                          -------------------                           ------------------

-------------------------------------------------------------------------------------------------------------------
                                Share Purchase Warrants Outstanding as of December 31, 2003
-------------------------------------------------------------------------------------------------------------------
               Description                     Number of Shares         Exercise Price            Expiry Date
                                                                             (US$)
------------------------------------------    --------------------     ------------------    ----------------------
   Warrants Issued on Conversion of                  7,359,883               0.13                June 20, 2004
   Convertible


   Debentures(1)
   Warrants Issued on conversion of                 12,230,769               0.13              February 7, 2005
   Convertible Debenture(1)
   Warrants Issued as Consideration for
   Acquisition of Sea Breeze Energy                  2,500,000               0.15               April 16, 2008
   Inc.(1)
   Contingently issuable for Acquisition
   of Sea Breeze Energy Inc.                         1,500,000               0.15               April 16, 2008

(1) One warrant is exercisable to acquire one common share.

-------------------------------------------------------------------------------------------------------------------
                                 Share Purchase Warrants Outstanding as of March 31, 2004
-------------------------------------------------------------------------------------------------------------------
               Description                     Number of Shares         Exercise Price            Expiry Date
                                                                             (US$)
------------------------------------------    --------------------     ------------------    ----------------------
   Warrants Issued on Conversion of                  6,226,806(2)            0.13                June 20, 2004
   Convertible Debentures(1)
   Warrants Issued on conversion of                 12,230,769               0.13              February 7, 2005
   Convertible Debenture(1)
   Warrants Issued as Consideration for
   Acquisition of Sea Breeze Energy                  2,500,000               0.15               April 16, 2008
   Inc.(1)
   Contingently issuable for Acquisition
   of Sea Breeze Energy Inc.                         1,500,000               0.15               April 16, 2008

     (1)One warrant is exercisable to acquire one common share.
     (2)All of these warrants have been exercised subsequent to March 31, 2004.

----------------------------------------------------------------------------------------------
                             Options Outstanding as of December 31, 2003
----------------------------------------------------------------------------------------------
                                                                                  Exercise
         Description                   Number of           Expiry Date             Price
                                        Shares                                     (Cdn$)
-------------------------------     ----------------    -------------------    ---------------
Directors Options                         718,742       July 17,2007               0.15
Employee Options                          232,500        July 17, 2007             0.15
Directors Options                       1,659,242         Jan 22, 2008             0.35



Employee Options                          465,000         Jan 22, 2008             0.35

Employee Options                          680,000        July 11, 2008             0.35

                                    ----------------
Total                                   3,755,484
----------------------------------------------------------------------------------------------
                               Options Outstanding as of March 31, 2004
----------------------------------------------------------------------------------------------
                                                                                  Exercise
         Description                   Number of           Expiry Date             Price
                                        Shares                                     (Cdn$)
-------------------------------     ----------------    -------------------    ---------------
Directors Options                         718,742       July 17,2007               0.15
Employee Options                          232,500        July 17, 2007             0.15
Directors Options                       1,659,242         Jan 22, 2008             0.35
Employee Options                          465,000         Jan 22, 2008             0.35

Employee Options                          655,000        July 11, 2008             0.35

Directors Options                         735,000       February 6, 2006           0.60
                                                        February 6, 2006
Employee Options                        1,565,000                                  0.60

                                    ----------------
Total                                   6,030,484

                                   ----------------


PENDING TRANSACTIONS AND SECURITY GRANTS

On May 7, 2003 the Registrant issued a third convertible debenture in the amount of Cdn $1,000,000 due and payable on May 7, 2008. The debenture is convertible into units of the Registrant at a rate of Cdn $0.30 per unit in year one and increasing by 10% per unit in each subsequent year for five years (Year 1 - $0.30; Year 2 - $0.33; Year 3 - $0.36; Year 4 - $0.40; Year 5 - $0.44). Each
unit will consist of one common share and one share purchase warrant. Each warrant will have a term of two years from the date of conversion and entitles the holder to purchase one common share at the conversion price. Interest on the debenture is calculated at 12% per annum. The interest payments are payable in shares and calculated semi-annually at the market price of the shares at the semi-annual calculation dates. The interest shares are to be issued on May 7, 2008 or upon conversion of the debenture.

     B.   MEMORANDUM AND ARTICLES OF ASSOCIATION

Objects and Purposes

The Registrant was incorporated in the province of British Columbia, Canada under incorporation number 185,415. The Memorandum and Articles of the Registrant do not address the Registrant's objects and purposes. Pursuant to the British Columbia Business Corporations Act ("BCBA") a company incorporated in British Columbia has the capacity and the rights, powers and privileges of an individual of full capacity except that no company may carry on a business or exercise a power that it is restricted by its Memorandum or Articles from carrying on or exercising. Neither the Memorandum nor Articles of the Registrant impose any such restrictions on the Registrant.

Directors

A director who is, in any way, directly or indirectly interested in a proposed contract or transaction with the Registrant shall disclose the nature and extent of his interest at a meeting of the directors in accordance with the provisions of the BCBA. A director shall not vote in respect of any contract or transaction with the Registrant in which he is interested.

The remuneration of the directors may from time to time be determined by the directors themselves, or if the directors so decide, by the shareholders. Such remuneration may be in addition to any salary or other remuneration paid to any officer or employee of the Registrant as such who is also a director, and reimbursement for travel and other expenses.

The directors may, at their discretion authorize the Registrant to borrow any sum of money or incur indebtedness for the purpose of the Registrant and may raise or secure the repayment of such sum of money in such manner and upon such terms and conditions as the directors think fit.

There are no provisions with respect to the retirement of a director or the non-retirement of a director under an age requirement.

A director is not required to hold a share in the capital of the Registrant as qualification for his office.

With respect to the above noted matters, there are generally no significant differences between British Columbia and United States law.

Rights, Preference and Restrictions Attached to Common Shares

All of the authorized common shares of the Registrant, once issued, rank equally as to dividends, voting powers, and participation in assets. Holders of common shares are entitled to one vote for each common share held of record on all matters to be acted upon by the shareholders. Holders of common shares are entitled to receive such dividends as may be declared from time to time by the board of directors, in its discretion, out of funds legally available therefore. The Registrant's Articles do not provide for cumulative voting.

Upon liquidation, dissolution or winding up of the Registrant, holders of common shares, subject to any special rights or restrictions attached to any issued Preference Shares, are entitled to receive pro rata the Registrant's assets, if any, remaining after payments of all debts and liabilities. No common shares have been issued subject to call or assessment. There are no pre-emptive or conversion rights and no provisions for redemption or purchase for cancellation, surrender, or sinking or purchase funds. There are no restrictions on the repurchase or redemption of common shares by the Registrant while there is any arrearage in the payment of dividends or sinking fund installments.

With respect to the rights, preferences and restrictions attaching to the Registrant's common shares, there are generally no significant differences between British Columbia and United States law as the board of directors, or the applicable corporate statute, will determine the rights, preferences and restrictions attaching to each class of the Registrant's shares.

Changes to Common Shares

The Registrant's Articles provide that it may, by ordinary resolution, (i.e. approved by a simple majority of the votes cast in person or by proxy at a meeting of the Registrant's shareholders or consented to in writing by not less than 3/4 of the Registrant's shareholders) increase its authorized capital by:

i)   creating shares with or without par value or both;
ii)  increasing the number of shares with or without par value or both; or
iii) increasing the par value of a class of shares with par value, if no shares of that class are issued.

The Registrant's Articles also provide that it may, by a resolution of its directors, purchase any of its shares at the price and upon the terms specified in such resolutions.

Provisions as to the modification, amendment or variation of the rights attaching to the common shares are also contained in the BCBA. The BCBA requires approval by a special resolution (i.e. in the case of the Registrant approved by at least 3/4 of the votes cast at a meeting of the Registrant's shareholders or consented to in writing by each of the Registrant's shareholders) in order to effect any of the following changes:

i)   creating one or more classes of shares;

ii)  creating one or more series of shares;
iii) increasing, reducing or eliminating the maximum number of shares that the company is authorized to issue out of any class or series of shares;
iv) establishing a maximum number of shares that the company is authorized to issue out of any class or series of shares for which no maximum is established;
v) subdividing all or any of its unissued, or fully paid issued, shares with par value into shares of smaller par value;
vi) subdividing all or any of its unissued, or fully paid issued, shares without par value;
vii) consolidating all or any of its unissued, or fully paid issued, shares with par value into shares of larger par value;
viii)consolidating all or any of its unissued, or fully paid issued, shares without par value;
ix) if the company is authorized to issue shares of a class of shares with par value,
     a)   decreasing the par value of those shares or
     b) increasing the par value of those shares if none of the shares of that class of shares are allotted or issued;
x) eliminating any class or series of shares if none of the shares of that class or series of shares are allotted or issued;
xi) changing all or any of its unissued, or fully paid issued, shares with par value into shares without par value;
xii) changing all or any of its unissued shares without par value into shares with par value;
xiii) altering the identifying name of any of its shares; or
xiv) otherwise altering its authorized share structure when requires or permitted to do so under the BCBA.

The BCBA also provides that the Registrant may reduce its capital, if it is authorized to do so by the court or if the capital is reduced to an amount that is not less than the realizable value of the company's assets less its liabilities by a special resolution or a court order.

The BCBA also provides that the Registrant, if it has redeemed, purchased or otherwise acquired, by surrender or otherwise, any of its shares:

a) must cancel the shares if required to do so my its Memorandum or Articles or by a resolution of the directors;
b)   if not so required, may cancel the shares; or
c) must, if the shares are not cancelled under paragraph (a) or (b) above, retain the shares.

Generally, there are no significant differences between British Columbian and United States law with respect to changing the rights of shareholders as most state corporation statutes require shareholder approval (usually a majority) for any such changes that affect the rights of shareholders.

Annual General Meetings and Extraordinary General Meetings

Annual General Meetings (an "AGM") must be held at least once every calendar year, within 15 months of the previous AGM. If the Registrant fails to hold an AGM, the Supreme Court of

British Columbia may, on the application of a director or a shareholder of the Registrant, call or direct an AGM. Under the BCBA, the Registrant must give its shareholders written notice of an AGM not less than 21 days before the AGM is to be held.

The   Registrant's   directors  may,   whenever  they  think  fit,   convene  an
Extraordinary General Meeting (an "EGM").

An AGM or EGM may also be requisitioned by one or more shareholders of the Registrant so long as such shareholders own not less than 1/20 of the issued and outstanding shares at the date such shareholders requisition an AGM or EGM. After receiving such requisition, the Registrant's directors must hold the meeting within four months after the requisition is received.

All shareholders entitled to attend and vote at an AGM or an EGM will be admitted to the meeting.

Most state corporation statutes require a public company to hold an annual meeting for the election of directors and for the consideration of other appropriate matters. The state statutes also include general provisions relating to shareholder voting and meetings. Apart from the timing of when an AGM must be held and the percentage of shareholders required to call an AGM or EGM, there are generally no material differences between British Columbian and United States law respecting AGMs and EGMs.

Rights to Own Securities

There are no limitations on the rights of non-resident or foreign shareholders to hold or exercise voting rights.

Except as provided in the Investment Canada Act, there are no limitations under the applicable laws of British Columbia or by the Registrant's charter or other constituent documents of the Registrant on the right of foreigners to hold or vote common shares or other securities of the Registrant.

The Investment Canada Act will prohibit implementation, or if necessary, require divestiture of an investment deemed "reviewable" under the Investment Canada Act by an investor that is not a "Canadian" as defined in the Investment Canada Act (a "non-Canadian"), unless after review the Director of Investments is satisfied that the "reviewable" investment is likely to be of net benefit to Canada. See
Item 10(D) "Exchange Controls" for details of the Investment Canada Act.

Change in Control

There are no provisions in the Registrant's Articles that would have the effect of delaying, deferring or preventing a change in control of the Registrant, and that would operate only with respect to a merger, acquisition or corporate restructuring involving the Registrant.

The BCBA does not contain any provisions that would have the effect of delaying, deferring or preventing a change of control of the Registrant. Generally, there are no significant differences between British Columbia and United States law in this regard, as many state corporation statutes also do not contain such provisions and only empower a company's board of directors to adopt such provisions.

Ownership Threshold

There are no provisions in the Registrant's Articles or Memorandum or in the BCBA governing the threshold above which shareholder ownership must be disclosed. The Securities Act (British Columbia) requires that the Registrant disclose, in its annual general meeting proxy statement, holders who beneficially own more than 10% of the Registrant's issued and outstanding shares. Most state corporation statutes do not contain provisions governing the threshold above which shareholder ownership must be disclosed. United States federal securities laws require a company to disclose, in its Registration Statement on Form 20-F, holders who own more than 5% of a company's issued and outstanding shares.

Changes in the Capital of the Registrant

There are no conditions imposed by the Registrant's Articles which are more stringent than those required by the BCBA.

C.   MATERIAL CONTRACTS

The Registrant has entered into the following material contracts in the past two years:

1. Agreement with Sea Breeze Energy Inc. dated November 4, 2002 pursuant to which the Registrant acquired, effective as at April 16, 2003, all of the issued and outstanding shares of Sea Breeze Energy Inc. ("Sea Breeze") from Anthony O. Duggleby, Director, Auriane S. Chouinard-Duggleby, Elize N. Duggleby-Chouinard, Elisha G. Manson, Ezra M. Manson and Lorrie Thompson, collectively the "Vendors". See Item 7 "Related Party Transactions". The acquisition includes the acquisition of the Investigative Use Permits granted by Land and Water British Columbia in connection with twelve named properties which include all of the properties described under the heading in Item 4 "Business Overview - Wind Farm Projects". Each of the Vendors transferred 100 shares of Sea Breeze to the Registrant in exchange for 666,667 special warrants of the Registrant, or an aggregate of 600 shares of Sea Breeze for an aggregate of 4,000,000 special warrants, 2,500,000 of which are exercisable at the time of closing (April 16, 2003) the remainder of which are exercisable at various stages of the Registrant's wind energy project development. All of the special warrants expire five years from the closing.

2. Royalty Agreement dated November 4, 2002, among the Vendors and the Registrant whereby the Vendors collectively retained a net profit royalty of 5% from the proceeds of the sale of energy generated from each of twelve named properties and 5% of the net proceeds of any sale of such properties.

3. Joint Development Agreement with Boundless Energy LLC ("Boundless") dated September 12, 2003, pursuant to which the Registrant and Boundless agreed to cooperate in the development of an electric transmission project including the acquisition, rehabilitation, replacement and/or expansion of transmission links from Vancouver Island to the United States and to the northwest coast of British Columbia.

4. Master Services Agreement dated October 20, 2003 with VRB Power Systems Inc. ("VRB") to meet electricity and heating needs for remote communities in Canada and Alaska. Under the terms of the Agreement VRB will sell and integrate its patented Vanadium Redox Battery Energy Storage System ("VRB/ESS") to supply firm capacity electrical power from wind, minimizing the required use of diesel engines thereby reducing emissions and costs of fuel. The Registrant will provide, on a nonexclusive basis, project management services, engineering and design services as well as project marketing and identification for the VRB/ESS for wind farms and other renewable energy projects in Canada and Alaska.

5. Option agreement dated July 27, 1994 (the "Option Agreement") with the Kanaka Bar Indian Band, the Nicomen Indian Band, the Skuppah Indian Band and the Spuzzum Indian Band (collectively the "Bands") whereby the Bands granted the Registrant an option to enter a joint venture with the Bands to develop, construct operate and manage a hydro electric generating plant on Kwoiek Creek with the eventual goal of producing and marketing power. The option price is an amount equal to the legal fees and disbursements incurred by the Bands and directly related to the Option Agreement and the negotiation of the proposed joint venture agreement which at the time of the Option Agreement were approximately Cdn $41,650. The total amount is estimated to be approximately Cdn $87,650.

D.   EXCHANGE CONTROLS

There are no governmental laws, decrees or regulations in Canada relating to restrictions on the import of capital affecting the remittance of interest, dividends or other payments to non-resident holders of the Registrant's shares. Any such remittances to United States residents, however, are subject to a 5% to 15% withholding tax pursuant to Article X of the reciprocal tax treaty between Canada and the United States. See "Taxation" below.

Except as provided in the Investment Canada Act (the "Investment Act"), there are no limitations under the laws of Canada, the Province of British Columbia or in the charter or any other constituent documents of the Registrant on the right of foreigners to hold and/or vote the shares of the Registrant.

The Investment Act requires a non-Canadian making an investment to acquire control of a Canadian business, the gross assets of which exceed certain defined threshold levels, as set out below, to file an application for review with the Director of Investments appointed under the Investment Act.

The Investment Act provides for distinct threshold levels for non-Canadians who acquire control of a Canadian business. The threshold levels for non-Canadians, gradually rose to its present level.

A Canadian business is defined in the Investment Act as a business carried on in Canada that has a place of business in Canada, an individual or individuals in Canada who are employed or self-employed in connection with the business and assets in Canada used in carrying on the business.

A non-Canadian, as defined in the Investment Act, includes: an individual, a government or an agency thereof or and entity that is not a Canadian. A Canadian as defined in the Investment Act means a Canadian citizen, a permanent resident within the meaning of the Immigration Act (Canada) who has been ordinarily resident in Canada for not more than one year after the time at which he first became eligible to apply for Canadian citizenship, a Canadian government, whether federal, provincial or local or an agency thereof or an entity that is Canadian-controlled.

The following  investments by a non-Canadian are subject to review by Investment
Canada:

     (a) all direct acquisitions of control of Canadian businesses with assets of $5,000,000 or more;

     (b) all indirect acquisitions of control of Canadian businesses with assets of $50,000,000 or more if such assets represent less than 50% of the value of the assets of the entities, the control of which is being acquired; and

     (c) all indirect acquisitions of control of Canadian businesses with assets of $5,000,000 or more if such assets represent more than 50% of the value of the assets of the entities, the control of which is being acquired.

Notwithstanding the foregoing, review by Investment Canada is required when investments by World Trade Organization investors exceed $223,000,000 (for 2003) for direct acquisitions of control. No review by Investment Canada is required for indirect acquisitions of control. On January 1, 1995 the United States of America became a member of the World Trade Organization.

For purposes of the Investment Act, direct acquisitions of control means:

          o a purchase of the voting interests of a corporation, partnership, joint venture or trust carrying on a Canadian business, or any purchase of all or substantially all of the assets used in carrying on a Canadian business.

Indirect acquisition of control means:

          o a purchase of the voting interest of a corporation, partnership, joint venture or trust, whether a Canadian or foreign entity, which controls a corporation, partnership, joint venture or trust company on a Canadian business in Canada.

The acquisition of certain Canadian businesses is excluded from the higher thresholds set out for non-Canadians. These excluded businesses are uranium, financial services (except insurance), transportation services and cultural services (i.e., the publication, distribution or sale of books, magazines, periodicals (other than printing or typesetting businesses), the publication, distribution or sale of music in print or machine readable form, radio communication in which the transmissions are intended for direct reception by the general public only, radio, television, cable television broadcasting undertaking any satellite programming and broadcast services; the production, distribution, sale or exhibition of film or video recordings or audio or video music recordings). Direct or indirect acquisitions of control of these excluded businesses are reviewable at the $5,000,000 and $50,000,000 thresholds.

A non-Canadian shall not implement an investment reviewable under the Investment Act unless the investment has been reviewed and the Minister responsible for Investment Canada is satisfied or is deemed to be satisfied that the investment is likely to be a net benefit to Canada, the non-Canadian shall not implement the investment or, if the investment has been implemented, shall divest himself of control of the business that is the subject of the investment.

A non-Canadian making the following investments:

          (a)  an investment to establish a new Canadian business; and
          (b)  an investment to acquire control of a Canadian business which investment is not subject to review under the Investment Act, must notify Investment Canada, within prescribed time limits, of such investments.

E.   TAXATION

The following is a summary of the principal Canadian federal income tax considerations which would generally apply to holders of the Registrant's shares. This summary is based upon the provisions of the Income Tax Act of Canada and the regulations thereunder (collectively, the "Tax Act") and the Canada-United States Tax Convention (the "Tax Convention") as at the date of this Registration Statement and the current administrative practices of Canada Customs and Revenue Agency. This summary does not take into account provincial income tax consequences.

Canadian Federal Income Tax Consequences

The following is a general summary of certain Canadian federal income tax considerations generally applicable to a holder of the Registrant's shares who is not a resident of Canada for the purposes of the Income Tax Act (Canada) (the "Act"). The discussion does not address all potentially relevant federal income tax matters and it does not address consequences peculiar to persons subject to special provisions of federal income tax law.

The summary is based on the current provisions of the Act and the regulations thereunder and the Registrant's understanding of the current administrative practices published by, and press announcements released by Canada Customs and Revenue Agency and the Department of Finance. This summary takes into account proposals to amend the Act announced prior to the date hereof (although no assurances can be given that such changes will be enacted in the form presented or at all), but does not otherwise take into account or anticipate any other changes in law, whether by judicial, governmental or legislative action or decision nor does it take into account any provincial, territorial, local or foreign tax considerations. Accordingly, holders and prospective holders of the Registrant's shares should consult their own tax advisors about the federal, provincial, territorial, local and foreign tax consequences of purchasing, owning and disposing of such shares.

The Act provides in subsection 212(2) that dividends and other distributions which are deemed to be dividends and which are paid or credited or are deemed to be paid or credited by a Canadian resident Company to a non-resident of Canada shall be subject to non-resident withholding tax equal to 25 percent of the gross amount of the dividend or deemed dividend.

Subsections 2(3) and 115(1) of the Act provide that a non-resident person is subject to tax in Canada at the rates generally applicable to residents of Canada on any "taxable capital gain" arising on the disposition of the shares of a company which are listed on a prescribed stock exchange if such non-resident, together with persons with whom he does not deal at arm's length, owned 25 percent or more of the issued shares of any class of the capital stock of the Registrant at any time in the five years immediately preceding the date of disposition of the shares. Subsections 2(3) and 115(1) also provide that a non-resident person is subject to tax in Canada on taxable capital gains arising on the disposition of shares that constitute capital property used in carrying on a business in Canada. The taxable portion of a capital gain is equal to one-half of the amount by which the proceeds of disposition of such shares, net of any reasonable costs associated with the disposition, exceeds the adjusted cost base to the holder of the shares.

Provisions in the Act relating to dividend and deemed dividend payments and gains realized by non-residents of Canada who are residents of the United States are subject to the Canada-United States Income Tax Convention (1980), as amended (the "1980 Convention").

Article X of the 1980 Convention provides that for 1997 and subsequent taxation years pursuant to the Third Protocol to the 1980 Convention the rate of Canadian non-resident withholding tax on dividends paid to a U.S. company that beneficially owns at least 10% of the voting stock of the Registrant shall not exceed 5% of the dividends. Otherwise, and except in the case of dividends received by a resident of the United States who carries on business in Canada through a Canadian permanent establishment and the shares in respect of which the dividends are paid are effectively connected with that permanent establishment, the rate of non-resident withholding shall not exceed 15 percent of the dividend. Where the dividends are received by a United States person carrying on business in Canada through a Canadian permanent establishment and the shares in respect of which the dividends are paid are effectively connected with that permanent establishment the dividends are generally subject to Canadian tax as business profits, generally without limitation under the 1980 Convention.

Article XIII of the 1980 Convention provides that gains realized by a United States resident on the disposition of shares of a Canadian company may not generally be taxed in Canada unless the value of those shares is derived principally from real property situated in Canada or the shares form part of the business property of a permanent establishment which the United States shareholder has or had in Canada within the 12 month period preceding the date of disposition. Canada also retains the right to tax gains on property owned at the time of departure from Canada if it is sold by a person who was resident in Canada for 120 months in any 20 consecutive years preceding the sale and who was a resident in Canada at any time in the 10 years preceding sale.

United States Federal Income Tax Consequences

The following is a general discussion of certain possible material United States federal income tax consequences, under current law, generally applicable to a U.S. Holder (as hereinafter defined) of common shares of the Registrant. This discussion does not address all potentially relevant federal income tax matters and it does not address consequences peculiar to persons subject to special provisions of federal income tax law, such as those described below as excluded from the definition of a U.S. Holder. In addition, this discussion does not cover any state, local or foreign tax consequences. (See "Canadian Federal Tax Consequences).

The following discussion is based upon the sections of the Internal Revenue Code of 1986, as amended (the "Code"), Treasury Regulations, published Internal Revenue Service ("IRS") rulings, published administrative positions of the IRS and court decisions that are currently applicable, any or all of which could be materially and adversely changed, possibly on a retroactive basis, at any time. This discussion does not consider the potential effects, both adverse and beneficial, of any recently proposed legislation which, if enacted, could be applied, possibly on a retroactive basis, at any time. This discussion is for general information only and it is not intended to be, nor should it be construed to be, legal or tax advice to any holder or prospective holder of common shares of the Registrant and no opinion or representation with respect to the United States federal income tax consequences to any such holder or prospective holder is made. Accordingly, holders and prospective holders of common shares of the Registrant should consult their own tax advisors about the federal, state, local, and foreign tax consequences of purchasing, owning and disposing of common shares of the Registrant.

U.S. Holders

As used herein, a "U.S. Holder" means a holder of common shares of the Registrant who is a citizen or individual resident of the United States, a corporation or partnership created or organized in or under the laws of the United States or of any political subdivision thereof or a trust whose income is taxable in the United States irrespective of source. This summary does not address the tax consequences to, and U.S. Holder does not include, persons subject to specific provisions of federal income tax law, such as tax-exempt organizations, qualified retirement plans, individual retirement accounts and other tax-deferred accounts, financial institutions, insurance companies, real estate investment trusts, regulated investment companies, broker-dealers, nonresident alien individuals, persons or entities that have a "functional currency" other than the U.S. dollar, shareholders who hold common shares as part of a straddle, hedging or a conversion transaction, and shareholders who acquired their common shares through the exercise of employee stock options or otherwise as compensation for services. This summary is limited to U.S. Holders who own common shares as capital assets. This summary does not address the consequences to a person or entity holding an interest in a shareholder or the consequences to a person of the ownership, exercise or disposition of any options, warrants or other rights to acquire common shares.

Distribution on Common Shares of the Registrant

U.S. Holders receiving dividend distributions (including constructive dividends) with respect to common shares of the Registrant are required to include in gross income for United States federal income tax purposes the gross amount of such distributions equal to the U.S. dollar value of such dividends on the date of receipt (based on the exchange rate on such date) to the extent that the Registrant has current or accumulated earnings and profits, without reduction for any Canadian income tax withheld from such distributions. Such Canadian tax withheld may be credited, subject to certain limitations, against the U.S. Holder's federal income tax liability or, alternatively, may be deducted in computing the U.S. Holder's federal taxable income by those who itemize deductions. (See more detailed discussion at "Foreign Tax Credit" below). To the extent that distributions exceed current or accumulated earnings and profits of the Registrant, they will be treated first as a return of capital up to the U.S. Holder's adjusted basis in the common shares and thereafter as gain from the sale or exchange of the common shares. Preferential tax rates for long-term capital gains are applicable to a U.S. Holder which is an individual, estate or trust. There are currently no preferential tax rates for long-term capital gains for a U.S. Holder which is a corporation.

In the case of foreign currency received as a dividend that is not converted by the recipient into U.S. dollars on the date of receipt, a U.S. Holder will have a tax basis in the foreign currency equal to its U.S. dollar value on the date of receipt. Generally any gain or loss recognized upon a subsequent sale or other disposition of the foreign currency, including the exchange for U.S. dollars, will be ordinary income or loss. However, an individual whose realized gain does not exceed $200 will not recognize that gain, to the extent that there are no expenses associated with the transaction that meet the requirement for deductibility as a trade or business expense (other than travel expenses in connection with a business trip) or as an expense for the production of income.

Dividends paid on the common shares of the Registrant will not generally be eligible for the dividends received deduction provided to corporations receiving dividends from certain United States corporations. A U.S. Holder which is a corporation may, under certain circumstances, be entitled to a 70% deduction of the United States source portion of dividends received from the Registrant (unless the Registrant qualifies as a "foreign personal holding company" or a "passive foreign investment company," as defined below) if such U.S. Holder owns shares representing at least 10% of the voting power and value of the Registrant. The availability of this deduction is subject to several complex limitations which are beyond the scope of this discussion.

Under current temporary Treasury Regulations, dividends paid on the Registrant's common shares, if any, generally will not be subject to information reporting and generally will not be subject to U.S. backup withholding tax. However, dividends paid, and the proceeds of a sale of Registrant's common shares, in the U.S. through a U.S. or U.S. related paying agent (including a broker) will be subject to U.S. information reporting requirements and may also be subject to the U.S. backup withholding tax, unless the paying agent is furnished with a duly completed and signed Form W-9. Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a refund or a credit against the U.S. Holder's U.S. federal income tax liability, provided the required information is furnished to the IRS.

Foreign Tax Credit

A U.S. Holder who pays (or has withheld from distributions) Canadian income tax with respect to the ownership of common shares of the Registrant may be entitled, at the option of the U.S. Holder, to either receive a deduction or a tax credit for such foreign tax paid or withheld. Generally, it will be more advantageous to claim a credit because a credit reduces United States federal income taxes on a dollar-for-dollar basis, while a deduction merely reduces the taxpayer's income subject to tax. This election is made on a year-by-year basis and applies to all foreign taxes paid by (or withheld from) the U.S. Holder during that year. There are significant and complex limitations which apply to the credit, among which is the general limitation that the credit cannot exceed the proportionate share of the U.S. Holder's United States income tax liability that the U.S. Holder's foreign sources income bears to his or its worldwide taxable income. In the determination of the application of this limitation, the various items of income and deduction must be classified into foreign and domestic sources. Complex rules govern this classification process. In addition, this limitation is calculated separately with respect to specific classes of income such as "passive income," "high withholding tax interest," "financial services income," "shipping income," and certain other classifications of income. Dividends distributed by the Registrant will generally constitute "passive income" or, in the case of certain U.S. Holders, "financial services income" for these purposes. The availability of the foreign tax credit and the application of the limitations on the credit are fact specific, and U.S. Holders of common shares of the Registrant should consult their own tax advisors regarding their individual circumstances.

Disposition of Common Shares of the Registrant

A U.S. Holder will recognize gain or loss upon the sale of common shares of the Registrant equal to the difference, if any, between (i) the amount of cash plus the fair market value of any property received, and (ii) the shareholder's tax basis in the common shares of the Registrant. Preferential tax rates apply to long-term capital gains of U.S. Holders who are individuals, estates or trusts. This gain or loss will be capital gain or loss if the common shares are a capital asset in the hands of the U.S. Holder, which will be long-term capital gain or loss if the common shares of the Registrant are held for more than one year. Deductions for net capital loss may be carried over to be used in later tax years until such net capital loss is thereby exhausted. For U.S. Holders that are corporations (other than corporations subject to Subchapter S of the Code), an unused net capital loss may be carried back three years and carried forward five years from the loss year to be offset against capital gains until such net capital loss is thereby exhausted.

Other Considerations

In the following circumstances, the above sections of this discussion may not describe the United States federal income tax consequences resulting from the holding and disposition of common shares:

Foreign Personal Holding Company

If at any time during a taxable year more than 50% of the total combined voting power or the total value of the Registrant's outstanding shares is owned, directly or indirectly, by five or fewer individuals who are citizens or residents of the United States and 60% or more of the Registrant's gross income for such year was derived from certain passive sources (e.g., from dividends received from its subsidiaries), the Registrant may be treated as a "foreign personal holding company." In that event, U.S. Holders that hold common shares would be required to include in gross income for such year their allocable portions of such passive income to the extent the Registrant does not actually distribute such income.

Foreign Investment Company

If 50% or more of the combined voting power or total value of the Registrant's outstanding shares are held, directly or indirectly, by citizens or residents of the United States, United States domestic partnerships or corporations, or estates or trusts other than foreign estates or trusts (as defined by the Code
Section 7701(a)(31)), and the Registrant is found to be engaged primarily in the business of investing, reinvesting, or trading in securities, commodities, or any interest therein, it is possible that the Registrant may be treated as a "foreign investment company" as defined in Section 1246 of the Code, causing all or part of any gain realized by a U.S. Holder selling or exchanging common shares to be treated as ordinary income rather than capital gain.

Passive Foreign Investment Company

Certain United States income tax legislation contains rules governing "passive foreign investment companies" ("PFIC") which can have significant tax effects on U.S. Holders of foreign corporations. These rules do not apply to non-U.S. Holders. Section 1297 of the Code defines a PFIC as a corporation that is not formed in the United States and, for any taxable year, either (i) 75% or more of its gross income is "passive income", which includes interest, dividends and certain rents and royalties or (ii) the average percentage, by fair market value (or, if the Registrant is a controlled foreign corporation or makes an election, adjusted tax basis) of its assets that produce or are held for the production of "passive income" is 50% or more.

A U.S. Holder who holds stock in a foreign corporation during any year in which such corporation qualifies as a PFIC is subject to United States federal income taxation under one of two alternative tax regimes at the election of each such U.S. Holder. The following is a discussion of such two alternative tax regimes applied to such U.S. Holders of the Registrant. In addition, special rules apply if a foreign corporation qualifies as both a PFIC and a "controlled foreign corporation" (as defined below) and a U.S. Holder owns, directly or indirectly, ten percent (10%) or more of the total combined voting power of classes of shares of such foreign corporation (See more detailed discussion at "Controlled Foreign Corporation" below).

A U.S. Holder who elects in a timely manner to treat the Registrant as a QEF (an "Electing U.S. Holder") will be subject, under Section 1293 of the Code, to current federal income tax for any taxable year in which the Registrant qualifies as a PFIC on his pro rata share of the Registrant's (i) "net capital gain" (the excess of net long-term capital gain over net short-term capital loss), which will be taxed as long-term capital gain to the Electing U.S. Holder and (ii) "ordinary earnings" (the excess of earnings and profits over net capital gain), which will be taxed as ordinary income to the Electing U.S. Holder, in each case, for the shareholder's taxable year in which (or with which) the Registrant's taxable year ends, regardless of whether such amounts are actually distributed.

The effective QEF election also allows the Electing U.S. Holder to (i) generally treat any gain realized on the disposition of his Registrant common shares (or deemed to be realized on the pledge of his shares) as capital gain; (ii) treat his share of the Registrant's net capital gain, if any, as long-term capital gain instead of ordinary income; and (iii) either avoid interest charges resulting from PFIC status altogether, or make an annual election, subject to certain limitations, to defer payment of current taxes on his share of the Registrant's annual realized net capital gain and ordinary earnings subject, however, to an interest charge. If the Electing U.S. Holder is not a corporation, such an interest charge would be treated as "personal interest" that is not deductible.

The procedure a U.S. Holder must comply with in making an effective QEF election will depend on whether the year of the election is the first year in the U.S. Holder's holding period in which the Registrant is a PFIC. If the U.S. Holder makes a QEF election in such first year, i.e., a timely QEF election, then the U.S. Holder may make the QEF election by simply filing the appropriate documents at the time the U.S. Holder files his tax return for such first year. If, however, the Registrant qualified as a PFIC in a prior year, then in addition to filing documents, the U.S. Holder must elect to recognize (i) under the rules of
Section 1291 of the Code (discussed below), any gain that he would otherwise recognize if the U.S. Holder sold his stock on the qualification date or (ii) if the Registrant is a controlled foreign corporation, the U.S. Holder's pro rata share of the Registrant's post-1986 earnings and profits as of the qualification date. The qualification date is the first day of the Registrant's first tax year in which the Registrant qualified as a "qualified electing fund" with respect to such U.S. Holder. The elections to recognize such gain or earnings and profits can only be made if such U.S. Holder's holding period for the common shares of the Registrant includes the qualification date. By electing to recognize such gain or earnings and profits, the U.S. Holder will be deemed to have made a timely QEF election. A U.S. Holder who made elections to recognize gain or earnings and profits after May 1, 1992 and before January 27, 1997 may, under certain circumstances, elect to change such U.S. Holder's qualification date to the first day of the first QEF year. U.S. Holders are urged to consult a tax advisor regarding the availability of and procedure for electing to recognize gain or earnings and profits under the foregoing rules. In addition, special rules apply if a foreign corporation qualifies as both a PFIC and a "controlled foreign corporation" (as defined below) and a U.S. Holder owns, directly or indirectly, ten percent (10%) or more of the total combined voting power of classes of shares of such foreign corporation (See more detailed discussion at "Controlled Foreign Corporation" below).

If the Registrant no longer qualifies as a PFIC in a subsequent year, a timely QEF election will remain in effect, although not applicable, during those years that the Registrant is not a PFIC. Therefore, if the Registrant requalifies as a PFIC, the QEF election previously made is still valid, and the U.S. Holder is required to satisfy the requirements of that election. Furthermore, a QEF election remains in effect with respect to a U.S. Holder, although dormant, after a U.S. Holder disposes of its entire interest in the Registrant. Upon the U.S. Holder's reacquisition of an interest in the Registrant, the QEF election will apply to the newly acquired stock of the Registrant.

Effective for tax years of U.S. Holders beginning after December 31, 1997, U.S. Holders who hold (actually or constructively) marketable stock of a foreign corporation that qualifies as a PFIC, may annually elect to mark such stock to the market (a "mark-to-market election"). If such an election is made, such U.S. Holder will not be subject to the special taxation rules of Section 1291 described below for the taxable year for which the mark-to-market election is made. A U.S. Holder who makes such an election will include in income for the taxable year for which the election was made in an amount equal to the excess, if any, of the fair market value of the common shares of the Registrant as of the close of such tax year over such U.S. Holder's adjusted basis in such common shares. In addition, the U.S. Holder is allowed a deduction for the lesser of
(i) the excess, if any, of such U.S. Holder's adjusted tax basis in the common shares over the fair market value of such shares as of the close of the tax year, or (ii) the excess, if any, of (A) the mark-to-market gains for the common shares in the Registrant included by such U.S. Holder for prior tax years, including any amount which would have been included for any prior tax year but for Section 1291 interest on tax deferral rules discussed below with respect to Non-Electing U.S. Holders, over (B) the mark-to-market losses for shares that were allowed as deductions for prior tax years. U.S. Holder's adjusted tax basis in the common shares of the Registrant will be increased to reflect the amount included or deducted as a result of a mark-to-market election. A mark-to-market election only applies to the taxable year in which the election was made. A separate election must be made by a U.S. Holder for each subsequent taxable year. U.S. Holders should consult their tax advisor regarding the manner of making such an election.

If a U.S. Holder does not make a timely QEF election during a year in which it holds (or is deemed to have held) the shares in question and the Registrant is a PFIC (a "Non-electing U.S. Holder"), then special taxation rules under Section 1291 of the Code will apply to (i) gains realized on the disposition (or deemed to be realized by reasons of a pledge) of his Registrant common shares and (ii) certain "excess distributions", as specifically defined, by the Registrant.

A Non-electing U.S. Holder generally would be required to pro rate all gains realized on the disposition of his Registrant common shares and all excess distribution of his Registrant common shares and all excess distributions over the entire holding period for the Registrant. All gains or excess distributions allocated to prior years of the U.S. Holder (other than years prior to the first taxable year of the Registrant during such U.S. Holder's holding period and beginning after January 1, 1987 for which it was a PFIC) would be taxed at the highest tax rate for each such prior year applicable to ordinary income. The Non-electing U.S. Holder also would be liable for interest on the foregoing tax liability for each such prior year calculated as if such liability had been due with respect to each such prior year. A Non-electing U.S. Holder that is not a corporation must treat this interest charge as "personal interest" which, as discussed above, is wholly nondeductible. The balance of the gain of the excess distribution will be treated as ordinary income in the year of the disposition or distribution, and no interest charge will be incurred with respect to such balance.

If the Registrant is a PFIC for any taxable year during which a Non-electing U.S. Holder holds Registrant common shares, then the Registrant will continue to be treated as a PFIC with respect to such Registrant common shares, even if it is no longer definitionally a PFIC. A Non-electing U.S. Holder may terminate this deemed PFIC status by electing to recognize a gain (which will be taxed under the rules discussed above for Non-electing U.S. Holders) as if such Registrant common shares had been sold on the last day of the last taxable year for which it was a PFIC.

Under Section 1291(f) of the Code, the IRS has issued proposed regulations that, subject to certain exceptions, would treat as taxable certain transfers of PFIC stock by Non-Electing U.S. Holders that are generally not otherwise taxed, such as gifts, exchanges pursuant to corporate reorganizations, and transfers at death. Generally, in such cases the basis of the Registrant common shares in the hands of the transferee and the basis of any property received in the exchange for those common shares would be increased by the amount of gain recognized. An Electing U.S. Holder would not be taxed on certain transfers of PFIC stock, such as gifts, exchanges pursuant to corporate reorganizations, and transfers at death. The transferee's basis in this case will depend on the manner of the transfer. In a transfer at death, for example, the transferee's basis is equal to (i) the fair market value of the Electing U.S. Holder's common shares, less
(ii) the excess of the fair market value of the Electing U.S. Holder's common shares reduced by the U.S. Holder's adjusted basis in these common shares at death. The specific tax effect to the U.S. Holder and the transferee may vary based on the manner in which the common shares are transferred. Each U.S. Holder of the Registrant is urged to consult a tax advisor with respect to how the PFIC rules affect their tax situation.

Certain special, generally adverse, rules will apply with respect to Registrant common shares while the Registrant is a PFIC whether or not it is treated as a QEF. For example under Regulation Section 1.1291-3(d)(1), a U.S. Holder who uses PFIC stock as security for a loan (including a margin loan) will, except as may be provided in regulations, be treated as having made a taxable disposition of such shares.

Controlled Foreign Corporation

If more than 50% of the voting power of all classes of shares or the total value of the shares of the Registrant is owned, directly or indirectly, by citizens or residents of the United States, United States domestic partnerships and corporations or estates or trusts other than foreign estates or trusts, each of whom own 10% or more of the total combined voting power of all classes of shares of the Registrant ("United States shareholder"), the Registrant could be treated as a "controlled foreign corporation" under Subpart F of the Code. This classification would effect many complex results one of which is the inclusion of certain income of a CFC which is subject to current U.S. tax. The United States generally taxes a United States shareholder of a CFC currently on their pro rata shares of the Subpart F income of the CFC. Such U.S. shareholders are generally treated as having received a current distribution out of the CFC's Subpart F income and are also subject to current U.S. tax on their pro rata shares of the CFC's earnings invested in U.S. property. The foreign tax credit described above may reduce the U.S. tax on these amounts. In addition, under Section 1248 of the Code, gain from the sale or exchange of shares by a U.S. Holder of common shares of the Registrant who is or was a United States shareholder at any time during the five-year period ending with the sale or exchange is treated as ordinary income to the extent of earnings and profits of the Registrant attributable to the shares sold or exchanged. If a foreign corporation is both a PFIC and a CFC, the foreign corporation generally will not be treated as a PFIC with respect to United States shareholders of the CFC. This rule generally will be effective for taxable years of United States shareholders beginning after 1997 and for taxable years of foreign corporations ending with or within such taxable years of United States shareholders. Special rules apply to United States shareholders who are subject to the special taxation rules under Section 1291 discussed above with respect to a PFIC. Because of the complexity of Subpart F, and because it is not clear that Subpart F would apply to U.S. Holders of common shares of the Registrant, a more detailed review of these rules is outside of the scope of this discussion.

F.   DIVIDENDS AND PAYING AGENTS

     Not Applicable.

G.   STATEMENTS BY EXPERTS

     Not Applicable.

H.   DOCUMENTS ON DISPLAY

The documents concerning the Registrant may be viewed at Suite 1500, 1055 West Georgia Street, Vancouver, British Columbia, Canada V6E 4N7, during normal business hours.

I.   SUBSIDIARY INFORMATION

     Not required.

ITEM 11 QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

     Not Applicable.

ITEM 12 DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

     Not Applicable.

                                     PART II

     Not Applicable.

                                    PART III

ITEM 17 FINANCIAL STATEMENTS

The Report and Consolidated Financial Statements for the years ended December 31, 2003, 2002, and 2001 reported on by Morgan & Co., Chartered Accountants and the Unaudited Consolidated Financial Statements for the quarter ended March 31, 2004 are attached as Exhibits hereto. The Financial Statements were prepared in accordance with Canadian GAAP and are presented in Canadian dollars. There are differences between United States and Canadian GAAP which are set forth in Note 14 of the Report and Consolidated Financial Statements for the years ended December 31, 2003, 2002, and 2001; and Note 13 of the Consolidated Financial Statements for the quarter ended March 31, 2004.

ITEM 18 FINANCIAL STATEMENTS

     Not applicable.

ITEM 19 EXHIBITS

The following  financial  statements and related  schedules are included in this
Item:

     (a)  Audited Financial Statements

          Auditors' Report,

          Consolidated Balance Sheets as at December 31, 2003 and 2002,

          Consolidated Statements of Loss and Deficit for the years ended December 31, 2003, 2002, and 2001,

          Consolidated Statements of Cash Flows for the years ended December 31, 2003, 2002, and 2001,

          Notes to Consolidated Financial Statements

          Consent letter of Auditors dated June 29, 2004.

     (b)  Unaudited Financial Statements

          Consolidated Balance Sheets as at March 31, 2004,

          Consolidated Statements of Loss and Deficit for the three months ended March 31, 2004 and 2003,

          Consolidated Statements of Cash Flows for the three months years ended March 31, 2004 and 2003,

          Notes to Consolidated Financial Statements.

     (c)  Exhibits

---------------- -----------------------------------------------------------------------------------------------
    Exhibit
    Number                                                Description
---------------- -----------------------------------------------------------------------------------------------
      1.1         Certificate of Incorporation for Northern Horizon Resource Corporation dated January 18,
                  1979.
---------------- -----------------------------------------------------------------------------------------------
      1.2         Certificate for Northern Horizon Resource Corporation changing name to Golden Horizon
                  Resource Corporation dated September 12, 1985.
---------------- -----------------------------------------------------------------------------------------------
      1.3         Certificate for Golden Horizon Resource Corporation changing name to GHZ Resource Corporation dated January 2, 1990.
---------------- -----------------------------------------------------------------------------------------------
      1.4         Certificate for GHZ Resource Corporation Ltd changing name to
                  Canadian Reserve Gold Corporation dated June 9, 1994.
---------------- -----------------------------------------------------------------------------------------------
      1.5         Certificate for Canadian Reserve Gold Corporation changing name to Christina Gold Resources
                  Ltd. dated April 17, 1996.
---------------- -----------------------------------------------------------------------------------------------
      1.6         Certificate for Christina Gold Resources Ltd. changing name to Powerhouse Energy Corp.
                  dated December 10, 1998.
---------------- -----------------------------------------------------------------------------------------------
      1.7         Certificate for Powerhouse Energy Corp changing name to International Powerhouse Energy
                  Corp. dated September 17, 2001.
---------------- -----------------------------------------------------------------------------------------------
      1.8         Certificate for International Powerhouse Energy Corp changing name to Sea Breeze Power
                  Corp. dated July 29, 2003.
---------------- -----------------------------------------------------------------------------------------------
      1.9         Articles of Incorporation dated July 8, 1988.
---------------- -----------------------------------------------------------------------------------------------
     1.10         Altered Memorandum of the Company dated June 6, 2003.
---------------- -----------------------------------------------------------------------------------------------
      4.1         Agreement dated November 4, 2002 respecting the acquisition of Sea Breeze Energy Inc.
---------------- -----------------------------------------------------------------------------------------------
      4.2         Agreement dated November 4, 2002 respecting the royalty to be paid in connection with the acquisition of Sea Breeze Energy
                  Inc.
---------------- -----------------------------------------------------------------------------------------------
      4.3         Agreement dated October 20, 2003 respecting project management of VRB/ESS.
---------------- -----------------------------------------------------------------------------------------------
      4.4         Agreement dated September 12, 2003 with Boundless Energy, LLC respecting the development of an electric transmission
                  project.
---------------- -----------------------------------------------------------------------------------------------

---------------- -----------------------------------------------------------------------------------------------
      4.5         Sublease dated March 27, 2003 respecting the office space
                  located at Suite 1400, 601, West Hastings Street, Vancouver,
                  British Columbia, Canada.
---------------- -----------------------------------------------------------------------------------------------
      4.6         Option Agreement dated July 27, 1994 respecting the formation of a joint venture on Kwoiek Creek for the production of
                  power.
---------------- -----------------------------------------------------------------------------------------------
      4.7         Management Agreement dated January 1, 2001 with Banks Island Management Services Inc.
---------------- -----------------------------------------------------------------------------------------------
      4.8         Consulting Agreement dated November 15, 2002 with E.A. Hodgson & Associates Inc.
---------------- -----------------------------------------------------------------------------------------------
      4.9         Public Relations Agreement dated December 31, 2002 with BGC Consultants Limited.
---------------- -----------------------------------------------------------------------------------------------
     4.10         Employment Agreement dated December 31, 2002 between Powerhouse Electric Corp. and Anthony
                  O. Duggleby.
---------------- -----------------------------------------------------------------------------------------------
     4.11         Management Services Agreement dated December 21, 2002 between Sea Breeze Energy Inc. and
                  Inverness Management Group Inc.
---------------- -----------------------------------------------------------------------------------------------
     4.12         Public Relations Agreement dated June 30, 2003 with E.A. Hodgson & Associates Inc.
---------------- -----------------------------------------------------------------------------------------------
     4.13        Investor Relations Agreement dated March 1, 2004 with E.A. Hodgson & Associates Inc.
---------------- -----------------------------------------------------------------------------------------------
     4.14        Share Option Plan dated December 17, 2002.
---------------- -----------------------------------------------------------------------------------------------
      8.0        List of Subsidiaries
---------------- -----------------------------------------------------------------------------------------------


                                   SIGNATURES


The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Registration Statement on its behalf.

SEA BREEZE POWER CORP.



Date:  June 29, 2004                                      By: /s/ Paul Manson

British Columbia, Canada                                  President and Director

                                INDEX TO EXHIBITS

---------------- -----------------------------------------------------------------------------------------------
    Exhibit
    Number                                                Description
---------------- -----------------------------------------------------------------------------------------------
      1.1         Certificate of Incorporation for Northern Horizon Resource Corporation dated January 18,
                  1979.
---------------- -----------------------------------------------------------------------------------------------
      1.2         Certificate for Northern Horizon Resource Corporation changing name to Golden Horizon
                  Resource Corporation dated September 12, 1985.
---------------- -----------------------------------------------------------------------------------------------
      1.3         Certificate for Golden Horizon Resource Corporation changing name to GHZ Resource Corporation dated January 2, 1990.
---------------- -----------------------------------------------------------------------------------------------
      1.4         Certificate for GHZ Resource Corporation Ltd changing name to
                  Canadian Reserve Gold Corporation dated June 9, 1994.
---------------- -----------------------------------------------------------------------------------------------
      1.5         Certificate for Canadian Reserve Gold Corporation changing name to Christina Gold Resources
                  Ltd. dated April 17, 1996.
---------------- -----------------------------------------------------------------------------------------------
      1.6         Certificate for Christina Gold Resources Ltd. changing name to Powerhouse Energy Corp.
                  dated December 10, 1998.
---------------- -----------------------------------------------------------------------------------------------
      1.7         Certificate for Powerhouse Energy Corp changing name to International Powerhouse Energy
                  Corp. dated September 17, 2001.
---------------- -----------------------------------------------------------------------------------------------
      1.8         Certificate for International Powerhouse Energy Corp changing name to Sea Breeze Power
                  Corp. dated July 29, 2003.
---------------- -----------------------------------------------------------------------------------------------
      1.9         Articles of Incorporation dated July 8, 1988.
---------------- -----------------------------------------------------------------------------------------------
     1.10         Altered Memorandum of the Company dated June 6, 2003.
---------------- -----------------------------------------------------------------------------------------------
      4.1         Agreement dated November 4, 2002 respecting the acquisition of Sea Breeze Energy Inc.
---------------- -----------------------------------------------------------------------------------------------
      4.2         Agreement dated November 4, 2002 respecting the royalty to be paid in connection with the acquisition of Sea Breeze Energy
                  Inc.
---------------- -----------------------------------------------------------------------------------------------
      4.3         Agreement dated October 20, 2003 respecting project management of VRB/ESS.
---------------- -----------------------------------------------------------------------------------------------
      4.4         Agreement dated September 12, 2003 with Boundless Energy, LLC respecting the development of an electric transmission
                  project.
---------------- -----------------------------------------------------------------------------------------------
      4.5         Sublease dated March 27, 2003 respecting the office space
                  located at Suite 1400, 601, West Hastings Street, Vancouver,
                  British Columbia, Canada.
---------------- -----------------------------------------------------------------------------------------------
      4.6         Option Agreement dated July 27, 1994 respecting the formation of a joint venture on Kwoiek Creek for the production of
                  power.
---------------- -----------------------------------------------------------------------------------------------
      4.7         Management Agreement dated January 1, 2001 with Banks Island Management Services Inc.
---------------- -----------------------------------------------------------------------------------------------
      4.8         Consulting Agreement dated November 15, 2002 with E.A. Hodgson & Associates Inc.
---------------- -----------------------------------------------------------------------------------------------


---------------- -----------------------------------------------------------------------------------------------
      4.9         Public Relations Agreement dated December 31, 2002 with BGC Consultants Limited.
---------------- -----------------------------------------------------------------------------------------------
     4.10         Employment Agreement dated December 31, 2002 between Powerhouse Electric Corp. and Anthony
                  O. Duggleby.
---------------- -----------------------------------------------------------------------------------------------
     4.11         Management Services Agreement dated December 21, 2002 between Sea Breeze Energy Inc. and
                  Inverness Management Group Inc.
---------------- -----------------------------------------------------------------------------------------------
     4.12         Public Relations Agreement dated June 30, 2003 with E.A. Hodgson & Associates Inc.
---------------- -----------------------------------------------------------------------------------------------
     4.13        Investor Relations Agreement dated March 1, 2004 with E.A. Hodgson & Associates Inc.
---------------- -----------------------------------------------------------------------------------------------
     4.14        Share Option Plan dated December 17, 2002.
---------------- -----------------------------------------------------------------------------------------------
      8.0        List of Subsidiaries.
---------------- -----------------------------------------------------------------------------------------------


                             SEA BREEZE POWER CORP.
                (Formerly International Powerhouse Energy Corp.)


                        CONSOLIDATED FINANCIAL STATEMENTS


                           DECEMBER 31, 2003 AND 2002
                          (Stated In Canadian Dollars)

                                                        [AUDITORS' LOGO OMITTED]

                                AUDITORS' REPORT


To the Shareholders of
Sea Breeze Power Corp.
(Formerly International Powerhouse Energy Corp.)

We have audited the consolidated balance sheets of Sea Breeze Power Corp. (formerly International Powerhouse Energy Corp.) as at December 31, 2003 and 2002, and the consolidated statements of loss and deficit, and cash flows for the years ended December 31, 2003, 2002 and 2001. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian and United States generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2003 and 2002, and the results of its operations and cash flows for each of the years ended December 31, 2003, 2002 and 2001, in accordance with Canadian generally accepted accounting principles. As required by the British Columbia Company Act, we report that, in our opinion, these principles have been applied, except for the prospective change in the method of accounting for stock based compensation as explained in the summary of significant accounting policies, on a consistent basis.


Vancouver, B.C.                                               "Morgan & Company"

March 26, 2004                                             Chartered Accountants


    Comments by Auditors for U.S. Readers on Canada - U.S Reporting Conflict

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company's ability to continue as a going concern, such as those described in
Note 1 to the financial statements. Our report to the shareholders, dated March 26, 2004 is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the auditors' report when these are adequately disclosed in the financial statements.


Vancouver, B.C.                                               "Morgan & Company"

March 26, 2004                                             Chartered Accountants

                                 [LOGO OMITTED]

Tel: (604) 687-5841                                P.O. Box 10007 Pacific Centre
Fax: (604) 687-0075                         Suite 1488 - 700 West Georgia Street
www.morgan-cas.com                                      Vancouver, B.C.  V7Y 1A1

                             SEA BREEZE POWER CORP.
                (Formerly International Powerhouse Energy Corp.)

                           CONSOLIDATED BALANCE SHEETS
                          (Stated in Canadian Dollars)


------------------------------------------------------------------------------- -------------------- -------------------
                                                                                 December 31, 2003    December 31, 2002
------------------------------------------------------------------------------- -------------------- -------------------

ASSETS
Current
     Cash and cash equivalents                                                  $         238,176    $         903,722
     Restricted cash (Note 3)                                                              23,302                 -
     Marketable securities (Quoted market value $4,095; 2002 - $5,090)
                                                                                            2,560                5,090
     Goods and Services Tax recoverable                                                    83,357               30,626
     Related party rent receivable (Note 7(d))                                             12,601                7,666
     Prepaid expenses                                                                      38,019               18,743
                                                                                --- ---------------- --- ---------------
                                                                                          398,015              965,847
Projects Under Development (Note 4)                                                     6,606,780            6,194,621
Project Related Security Deposits                                                          27,000                -
Capital Assets (Note 5)                                                                    75,294               19,273
                                                                                --- ---------------- --- ---------------

                                                                                $       7,107,089    $       7,179,741
=============================================================================== === ================ === ===============

LIABILITIES
Current
     Accounts payable and accrued liabilities                                   $         219,434    $         125,981
     Payable to related party (Note 7(a))                                                 448,476               10,376
     Loan payable (Note 8)                                                                 83,506                -
     Convertible debenture interest payable                                                     -              107,610
                                                                                --- ---------------- --- ---------------
                                                                                          751,416              243,967
Long Term Debt (Note 6)                                                                   810,885            1,288,743
                                                                                --- ---------------- --- ---------------
                                                                                        1,562,301            1,532,710
                                                                                --- ---------------- --- ---------------

                             SEA BREEZE POWER CORP.
                (Formerly International Powerhouse Energy Corp.)

                     CONSOLIDATED BALANCE SHEETS (Continued)
                          (Stated in Canadian Dollars)

------------------------------------------------------------------------------- -------------------- -------------------
                                                                                 December 31, 2003    December 31, 2002
------------------------------------------------------------------------------- -------------------- -------------------

SHAREHOLDERS' EQUITY
Share Capital (Note 9)
    Authorized Shares as of December 31, 2003:
           200,000,000 common shares without par value
            20,000,000 preferred shares without par value

    Authorized Shares as of December 31, 2002:
           100,000,000 common shares without par value
            10,000,000 preferred shares without par value

    Issued and outstanding:
    Common shares
         37,823,150 common shares (of which 100,000 shares are held in escrow)
           at December 31, 2003, and 19,912,420 common shares (of which 100,000 shares are held in escrow) at December 31, 2002
                                                                                        9,327,411            6,863,424

Share Subscriptions                                                                       147,300               15,000
Deficit                                                                                (7,462,515)          (3,806,511)
Equity Portion Of Long Term Debt (Note 6)                                                 218,209              346,627
Deferred Stock Based Compensation                                                        (185,171)              -
Contributed Surplus (Note 9(e))                                                         3,073,339            2,228,491
Special Warrants (Note 10)                                                                336,819                    -
Commitment To Issue Shares (Note 6(a))                                                     89,396                    -
                                                                                --- ---------------- --- ---------------
                                                                                        5,544,788            5,647,031
                                                                                --- ---------------- --- ---------------

                                                                                $       7,107,089    $       7,179,741
=============================================================================== === ================ === ===============

Approved on Behalf of the Board:

"Paul B. Manson"                                "Eugene A. Hodgson"
---------------------------                     ---------------------------
Director                                        Director

           See accompanying notes to consolidated financial statements

                             SEA BREEZE POWER CORP.
                (Formerly International Powerhouse Energy Corp.)

                   CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT
                          (Stated In Canadian Dollars)


------------------------------------------------------------------------------------------------------------------------
                                                                                   YEARS ENDED DECEMBER 31
                                                                              2003               2002             2001
---------------------------------------------------------------------------------------------------------------------------

Expenses
Accounting and audit                                               $          52,330    $        38,120  $       78,219
Amortization                                                                  11,055              1,429             700
Bank charges and interest                                                     27,344              2,012           5,965
Capital tax                                                                    4,239              5,843          23,156
Consulting                                                                   164,297             81,732          86,736
Debenture finance costs                                                       -                 318,000            -
Filing fees                                                                   13,090             12,338           4,676
Foreign exchange loss (gain)                                                  58,946          (119,855)          94,525
Interest on long term debt                                                   146,714            242,655         185,933
Legal fees                                                                   127,134             47,661          46,919
Management fees                                                               -                  -               18,204
Office and rent                                                              214,026             55,724          48,999
Public relations and travel                                                  261,320             40,365          61,357
Shareholder's Information                                                      7,395              8,200           8,271
Stock based compensation                                                     712,969            168,631            -
Salaries and benefits                                                        205,827             36,509          15,476
Transfer agent                                                                10,719              8,457           6,176
                                                                   -----------------------------------------------------

Loss Before The Following                                                  2,017,405            947,821         685,312

Interest income                                                              (5,479)           (11,871)        (27,473)

Write Down Of Marketable Securities                                            2,530               -              5,030

Write Off Project Development Costs (Note 4(d))                            1,641,548               -              -
                                                                   -----------------------------------------------------

Net Loss For The Year                                                      3,656,004            935,950         662,869

Deficit, Beginning Of Year                                                 3,806,511          2,870,561       2,207,692
                                                                   -----------------------------------------------------

Deficit, End Of Year                                               $       7,462,515    $     3,806,511  $    2,870,561
========================================================================================================================



Loss Per Share, Basic and Diluted                                  $            0.11 $             0.08  $          0.28
========================================================================================================================



Weighted Average Common Shares
   Outstanding, Basic and Diluted                                         31,902,758         11,251,081       2,367,389
========================================================================================================================


           See accompanying notes to consolidated financial statements

                             SEA BREEZE POWER CORP.
                (Formerly International Powerhouse Energy Corp.)

                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                          (Stated in Canadian Dollars)

----------------------------------------------------------------------------------------------------------------------------------
                                                                                           YEARS ENDED DECEMBER 31
                                                                                  2003                 2002             2001
----------------------------------------------------------------------------------------------------------------------------------
Cash Flows From Operating Activities
     Net loss for the year                                                 $     (3,656,004)  $      (935,950)   $      (662,869)
     Items not affecting cash:
       Forgiveness of related party debt                                             (6,881)             -                  -
       Interest to be paid in common shares                                           89,396             -                  -
       Amortization                                                                   11,055             1,429                700
       Foreign exchange loss (gain) on long term debt                                 12,400         (119,800)            106,600
       Write down of marketable securities                                             2,530             -                  5,030
       Debenture financing cost                                                        -               318,000              -
       Stock based compensation                                                      712,969           168,631              -
       Accretion of interest on convertible debentures                                40,624            57,770              -
       Write off of project development costs                                      1,641,549             -                  -
     Changes in non-cash operating working capital items:
       Goods and Services Tax recoverable                                           (34,891)            27,401              7,673
       Accounts payable and accrued liabilities                                       53,530          (81,029)          (142,702)
       Prepaid expenses                                                              (6,498)           (7,682)              1,219
       Related party rent receivable                                                 (4,935)           (6,181)               (61)
                                                                          --------------------------------------------------------
                                                                                 (1,145,156)         (577,411)          (684,410)
                                                                          --------------------------------------------------------
Cash Flows From Financing Activities
     Long-term debt                                                                1,000,000         1,577,600              -
     Loans Payable                                                                    63,506             -                  -
     Received from related parties                                                   307,657             -                  4,335
     Convertible debt interest                                                        20,709           184,734            197,811
     Share subscription funds received                                               147,300            15,000              -
     Common shares issued for cash                                                   608,075            15,860             71,859
                                                                          --------------------------------------------------------
                                                                                   2,147,247         1,793,194            274,005
                                                                          --------------------------------------------------------
Cash Flows From Investing Activities
     Purchase of capital assets                                                     (43,456)          (18,554)              (600)
     Projects under development                                                  (1,207,307)         (327,501)          (778,864)
     Project related security deposits                                               (1,000)             -                  -
                                                                          --------------------------------------------------------
                                                                                 (1,251,763)         (346,055)          (779,464)
                                                                          --------------------------------------------------------

Increase (Decrease) In Cash                                                        (249,672)           869,728        (1,189,869)
Net Cash Utilized On Acquisition Of Subsidiary                                     (392,572)             -                  -
Cash, Beginning Of The Period                                                        903,722            33,994          1,223,863
                                                                          --------------------------------------------------------

Cash, End Of The Period                                                    $         261,478  $        903,722   $         33,994
==================================================================================================================================


Cash And Cash Equivalents Are Comprised Of:
    Cash on hand and balances with banks                                   $         238,176  $        903,722  $          33,994
    Restricted cash (Note 3)                                                          23,302             -                  -
                                                                           -- --------------- -- -------------- --- --------------

                                                                           $         261,478  $        903,722  $          33,994
========================================================================== == =============== == ============== === ==============


Supplemental   Disclosure  For  Non-Cash  Operating,   Financing  And  Investing
Activities (Note 11).

                             SEA BREEZE POWER CORP.
                (Formerly International Powerhouse Energy Corp.)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                        DECEMBER 31, 2003, 2002 AND 2001
                          (Stated in Canadian Dollars)



1.   NATURE OF OPERATIONS AND GOING CONCERN

     Sea Breeze Power Corp. (formerly International Powerhouse Energy Corp.) (the "Company") is a public company incorporated under the Company Act (British Columbia), Canada. The Company's principal business activity is the development of hydro-electric and wind power generation projects in British Columbia, Canada.

     These   consolidated   financial   statements   have  been  prepared  on  a
     going-concern basis, which contemplates the realization of assets and the settlement of liabilities in the normal course of business.

     The Company reported net losses of $3,656,004, $935,950 and $662,869 for the years ended December 31, 2003, 2002 and 2001, respectively, and has an accumulated deficit of $7,462,515 at December 31, 2003. These recurring losses and the need for continued funding, discussed below, raise substantial doubt about the Company's ability to continue as a going concern.

     The Company is in the development stage and currently derives no revenues from its development projects. To date, the Company has financed its operations principally through equity financing and loans. The application of the going concern concept and the ultimate realization of the amount shown as projects under development are dependent upon continuing rights to the areas, the obtaining of necessary regulatory approvals, the ability to obtain the necessary financing to complete development, and the successful development and sale of electricity. The amounts shown for projects under development represents costs incurred to date and are not intended to reflect present or future values.

     The Company's ability to meet its obligations in the ordinary course of business is dependent upon its ability to establish profitable operations and to obtain additional funding through public or private equity financing, collaborative or other arrangements with corporate or other sources. Management plans to continue raising capital through private placement equity financing.

     Management is working to obtain sufficient working capital from external sources in order to continue operations, as well as further developing the Company's business model to obtain revenues from its wind and hydro electric power generating projects. There is, however, no assurance that the aforementioned events, including the receipt of additional funding, will occur or be successful.


2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     a)   Basis of Presentation

          These consolidated financial statements are prepared in accordance with generally accepted accounting principles in Canada, and include the accounts of the Company and its wholly-owned subsidiaries, Powerhouse Developments Inc., Powerhouse Electric Corp., Sea Breeze Energy Inc., and the Company's proportionate interest (80%) in the assets of the Slollicum Joint Venture (Note 4). All significant differences between Canadian and United States generally accepted accounting principles, which affect the Company's financial statements are described in note 14.

                             SEA BREEZE POWER CORP.
                (Formerly International Powerhouse Energy Corp.)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                        DECEMBER 31, 2003, 2002 AND 2001
                          (Stated in Canadian Dollars)



2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     b)   Use of Estimates

          The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses for the reporting period. Actual results could differ from these estimates.

     c)   Foreign Currency

          Monetary items denominated in a foreign currency are translated to Canadian dollars at exchange rates in effect at the balance sheet date. The resulting foreign exchange gains and losses are included in the statement of loss and deficit.

     d)   Marketable Securities

          Marketable securities are recorded at the lower of cost and market value.

     e)   Capital Assets

          Capital assets are carried at cost and being amortized as follows:

                Computer and automotive equipment    30% declining balance basis
                Office and field equipment           20% declining balance basis

     f)   Projects Under Development

          Projects under development relate to the costs of land and associated holdings, development, approval and proposals on projects held for future development as electricity generation sites. Directly related management fees, overhead costs and interest costs are allocated to the projects under development based on the level of expenditures incurred. These costs will be amortized over the expected useful life of the projects once the projects commence commercial operations.

          Hydro electric projects currently under development comprise:

                Cascade Heritage Power Park Project ("Cascade")
                Slollicum Creek Hydroelectric Development ("Slollicum")

                             SEA BREEZE POWER CORP.
                (Formerly International Powerhouse Energy Corp.)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                        DECEMBER 31, 2003, 2002 AND 2001
                          (Stated in Canadian Dollars)



2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

     f)   Projects Under Development (Continued)

          The Company's major wind farm projects currently under development comprise:

               Knob Hill
               God's Pocket
               Shushartie Mountain
               Hushamu
               Windy Ridge
               Nimpkish
               Newcastle Ridge

     g)   Stock Based Compensation

          Effective January 1, 2002, the Company adopted the new Canadian Institute of Chartered Accountants Handbook Section 3870 - "Stock Based Compensation and Other Stock Based Payments". This section establishes standards for the recognition, measurement and disclosure of stock based compensation and other stock based payments in exchange for goods and services. The section requires that all stock based awards made to non-employees be measured and recognized using the fair value based method. The section also permitted the use of intrinsic value based method for awards granted to directors and employees. Under this method, compensation costs are recognized in the financial statements for stock options granted to directors and employees only when the market price exceeds the exercise price at the date of grant, but the method requires the disclosure on a pro-forma basis of the impact on operations and earnings per share as if the fair value method of accounting had been adopted. From January 1, 2002 to December 31, 2002, the Company has elected to adopt the intrinsic value based method for employee stock based compensation awards.

          In November 2003, the CICA amended the CICA Handbook Section 3870 to require the fair value-based method be applied to awards granted to employees, which previously had not been accounted for at fair value. The changes to section 3870 are applicable for years beginning on or after January 1, 2004; however, the Company has chosen to early adopt the changes effective January 1, 2003, using the prospective application transitional provision. Therefore, effective January 1, 2003, all options awarded by the Company are recorded in the financial statements of the Company.

          Any consideration paid by the option holders to purchase shares is credited to share capital.

     h)   Loss Per Share

          Basic loss per share is calculated using the weighted average number of shares outstanding during the year.

                             SEA BREEZE POWER CORP.
                (Formerly International Powerhouse Energy Corp.)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                        DECEMBER 31, 2003, 2002 AND 2001
                          (Stated in Canadian Dollars)



2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

     h)   Loss Per Share (Continued)

          The Company uses the treasury stock method to determine the dilutive effect of stock options and other dilutive instruments on loss per share. Under the treasury stock method, only instruments with exercise amounts less than market prices impact the diluted calculations. In computing diluted loss per share, no shares were added to the weighted average number of common shares outstanding during the years ended December 31, 2003, 2002 and 2001 for the dilutive effect of employee stock options and warrants as they were all anti-dilutive. No adjustments were required to reported loss from operations in computing diluted per share amounts.

     i)   Income Taxes

          The Company uses the asset and liability method of accounting for income taxes whereby future income tax assets are recognized for deductible temporary differences and operating loss carry forwards, and future income tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the amounts of assets and liabilities recorded for income tax and financial reporting purposes. Further income tax assets are recognized only to the extent that management determines that it is more likely than not that the future income tax assets will be realized. Future income tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment or substantive enactment. The income tax expense or benefit is the income tax payable or refundable for the period plus or minus the change in future income tax assets and liabilities during the period.

     j)   Cash and Cash Equivalents

          Cash and cash equivalents consist of cash and short-term deposits maturing within 90 days.

     k)   Asset Impairment

          On an annual basis or when impairment indicators arise, the Company evaluates the future recoverability of capital assets and deferred project development costs. Impairment losses or write downs are recorded in the event the net book value of such assets exceeds the estimated indicated future cash flows attributable to such assets.


3.   RESTRICTED CASH

     The Company has advanced $23,302 (2002 - $Nil) to be held as security on corporate credit card accounts. The funds are held as security for credit advanced to the Company and, as such, may not be used for general corporate purposes.

                             SEA BREEZE POWER CORP.
                (Formerly International Powerhouse Energy Corp.)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                        DECEMBER 31, 2003, 2002 AND 2001
                          (Stated in Canadian Dollars)



4.   PROJECTS UNDER DEVELOPMENT

     a) The deferred costs relating to the hydroelectric projects and wind farm projects in British Columbia are as follows:

                                                                                 2003                  2002
                                                                         --------------------- ---------------------

             Hydroelectric projects (Note 4(b))                          $     4,881,882       $     6,194,621
             Wind farm projects (Note 4(c))                                    1,724,898               -
                                                                         -- ------------------ -- ------------------
             Total projects under development                            $     6,606,780       $     6,194,621
                                                                         == ================== == ==================

     b)   The  deferred  costs  relating to hydro  electric  projects in British
          Columbia are as follows:

                                                                                2003                   2002
                                                                        ---------------------- ---------------------
        Cascade
             Land                                                       $       125,560        $       125,560
             Development costs                                                4,234,002              3,914,764
             Interest capitalized                                               466,537                466,537
                                                                        -- ------------------- -- ------------------
                                                                              4,826,099              4,506,861
                                                                        -- ------------------- -- ------------------
        Kwoiek (Note 4(d))
             Development costs                                                        1              1,555,360
             Interest capitalized                                                 -                     83,447
                                                                        -- ------------------- -- ------------------
                                                                                      1              1,638,807
                                                                        -- ------------------- -- ------------------
        Slollicum
             Development costs                                                   51,686                 44,857
             Interest capitalized                                                 4,096                  4,096
                                                                        -- ------------------- -- ------------------
                                                                                 55,782                 48,953
                                                                        -- ------------------- -- ------------------

                                                                        $     4,881,882        $     6,194,621
                                                                        == =================== == ==================

     c)   Deferred  costs  relating  to  potential  wind farm  sites in  British
          Columbia are as follows:

                                                                                 2003                  2002
                                                                         ---------------------- --------------------
        Development Costs
             Knob Hill                                                   $        403,644       $         -
             God's Pocket                                                         146,210                 -
             Shushartie Mountain                                                  227,924                 -
             Hushamu                                                              204,841                 -
             Windy Ridge                                                           49,389                 -
             Nimpkish                                                             189,584                 -
             New Castle Ridge                                                     124,465                 -
             Other projects under preparation                                     378,841                 -
                                                                         --- ------------------ -- -----------------

                                                                         $      1,724,898       $         -
                                                                         === ================== == =================

                             SEA BREEZE POWER CORP.
                (Formerly International Powerhouse Energy Corp.)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                        DECEMBER 31, 2003, 2002 AND 2001
                          (Stated in Canadian Dollars)



4.   PROJECTS UNDER DEVELOPMENT (Continued)

     d) On July 27, 1994, the Company entered into an option agreement to form the Kwoiek Creek Joint Venture with parties who will contribute certain land needed for the project. The Joint Venture would be for the purpose of developing, constructing and operating the Kwoiek Creek hydroelectric development.

          During the year ended December 31, 2001, a dispute arose with the optionors over the lack of a perceived willingness of the Company to enter into a more formal agreement and negotiation process.

          In anticipation of the final outcome of the dispute, management estimates it is unlikely that the Kwoiek Creek Joint Venture will be further developed and that the costs spent to date no longer represent an economic asset. Accordingly, the Company decided to write down the accumulated development costs of $1,641,548 related to the Kwoiek Creek hydroelectric project during the year ended December 31, 2003.


5.   CAPITAL ASSETS

                                                                     2003                                  2002
                                              ---------------------------------------------------    -----------------
                                                                  Accumulated        Net Book            Net Book
                                                   Cost          Depreciation         Value               Value
                                              ---------------- ------------------ ---------------    -----------------

    Computer equipment                        $        42,369  $          10,583  $       31,786     $         5,555
    Automotive equipment                               13,466              3,874           9,592              12,362
    Office equipment                                   16,991              2,387          14,604               1,356
    Field equipment                                    21,741              2,429          19,312               -
                                              --- ------------ -- --------------- -- ------------    ... ............
                                              $        94,567  $          19,273  $       75,294     $        19,273
                                              === ============ == =============== == ============    === ============


6.   LONG TERM DEBT

                                                                                     2003                2002
                                                                              ------------------- --------------------

      Convertible debentures (Note 6(a))                                      $      1,000,000    $          -
      Convertible debentures (Note 6(b))                                                -               1,577,600
      Equity portion of convertible debentures                                        (218,209)          (346,627)
                                                                              --- --------------- -- -----------------
                                                                                       781,791          1,230,973
      Interest accretion                                                                29,094             57,770
                                                                              --- --------------- -- -----------------

      Debt portion of convertible debenture                                   $        810,885    $     1,288,743
                                                                              === =============== == =================

     a) On May 7, 2003, the Company issued convertible debentures in the amount of CDN$1,000,000 which are due and payable on May 7, 2008. The debentures are convertible into units of the Company at $0.30 per unit in year one and increasing by 10% per unit in each subsequent year for five years (Year 1 to year 5: $0.30, $0.33, $0.36, $0.40,and $0.44).
          Each unit consists of one common share and one share purchase warrant.

                             SEA BREEZE POWER CORP.
                (Formerly International Powerhouse Energy Corp.)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                        DECEMBER 31, 2003, 2002 AND 2001
                          (Stated in Canadian Dollars)



6.   LONG TERM DEBT (Continued)

          Each share purchase warrant has a term of two years from the date of conversion and entitles the holder to purchase one common share at the conversion price. Interest on the debenture is calculated at 12% per annum. The interest payments are payable in shares and calculated semi-annually at the market price of the shares on the semi-annual calculation dates. The interest shares are to be issued on May 7, 2008 or upon conversion of the debenture, whichever is sooner. As of December 31, 2003, accumulated interest payable of $89,396 results in a possible 195,283 common shares issuable in payments thereof. The amount has been recorded as a commitment to issue shares within the shareholders' equity section of the balance sheet. Of the total debentures, $476,391 were issued to directors, officers, or companies controlled by directors. Of the total interest payable, $41,337 is owing to directors, officers or companies controlled by directors. The debentures are secured by a floating charge over all assets of the Company.

          The liability component of the convertible debt is calculated as the present value of the principal, discounted at a rate approximating the interest rate that was estimated would have been applicable to non-convertible debt at the time the debt was issued. This portion of the convertible debt is accreted over its term to the full face value by charges to interest expense. The accretion is a non-cash transaction and has been excluded from the statement of cash flows.

          The equity element of the convertible debt comprises the value of the conversion option, being the difference between the face value of the convertible debt and the liability component.

     b) The US$1,000,000 (CDN$1,577,600) convertible debentures bore interest at 12% per annum, payable semi-annually in US dollars. The debentures were secured by a floating charge over all the property, assets and rights of the Company, and, along with accrued interest, were convertible at the option of the holder at $0.13 per unit in the first year and increasing by $0.05 per unit in each subsequent year. Each unit consisted of one common share of the Company and one non-transferable share purchase warrant. Each warrant entitled the holder to purchase one additional share of the Company at the conversion price for a period of two years from the conversion date. The Company was obligated to pay all principal and accrued interest in full on or before February 7, 2007. As a bonus for the loans, the debenture holders were issued 3,180,000 common shares at a deemed price of $0.10 per share. Of the amount payable, $828,240 was due to directors and companies controlled by directors.

          During the year ended December 31, 2003, the debenture holders converted CDN$1,590,000 of principal plus CDN$197,620 of interest accreted and outstanding into 13,217,845 common shares of the Company. The debentures were payable in US funds and were converted at a fixed foreign exchange rate of CDN$1.59 per US$1.00 resulting in a foreign exchange loss of $12,400 for the year ended December 31, 2003.

                             SEA BREEZE POWER CORP.
                (Formerly International Powerhouse Energy Corp.)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                        DECEMBER 31, 2003, 2002 AND 2001
                          (Stated in Canadian Dollars)


6.   LONG TERM DEBT (Continued)

     c) An additional US$1,000,000 (CDN$1,592,800) convertible debentures were issued June 23, 2000. The debentures bore interest at 12% per annum with interest payable semi-annually in US dollars, and they were convertible into units consisting of one common share and one common share purchase warrant. Each warrant entitled the holder to purchase one additional common share at the conversion price. The conversion price of the debenture was $2.00 per unit in year one, and increased by $0.50 per unit in each subsequent year until the debentures were to become due and payable on June 23, 2005. The debentures were secured by a floating charge over all the property, assets and rights of the Company. Of the total debentures, $1,040,340 were issued to directors or companies controlled by directors. As bonus consideration, the debenture holders were granted 196,400 bonus shares at $1.50 each. All 196,400 bonus shares were issued during the year ended December 31, 2001.

          During the year ended  December  31,  2002,  the  Company  amended the conversion price of the debentures to $0.13 per unit. Immediately thereafter, the debenture holders converted the $1,841,007 of principal and accrued interest outstanding into 14,161,596 common shares of the Company. Of the amount converted, 11,330,753 common shares were issued representing principal outstanding of $1,473,000 and the balance of 2,830,843 common shares issued represented accrued interest outstanding of $368,007. The debentures were payable in US funds and were converted at a fixed foreign exchange rate of CDN$1.473 per US$1.00 resulting in a foreign exchange gain of $119,855 for the Company.


7.   RELATED PARTY TRANSACTIONS

     Related party transactions not disclosed elsewhere in these consolidated financial statements are as follows:

     a)   Payable to Related Parties

                                                                                           2003            2002
                                                                                      --------------- ---------------
        Loan payable to directors with interest at 10% per annum, unsecured, due on
          demand                                                                      $      429,000  $       -
        Loan payable to directors, non-interest bearing, unsecured, due on demand
                                                                                               3,376          3,376

        Interest on loans payable to directors, unsecured                                     16,100          -
        Loan payable to a company related to a former director, unsecured, without
          interest, due on demand                                                             -               7,000
                                                                                      -- ------------ --- -----------
                                                                                      $      448,476  $      10,376
                                                                                      == ============ === ===========

                             SEA BREEZE POWER CORP.
                (Formerly International Powerhouse Energy Corp.)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                        DECEMBER 31, 2003, 2002 AND 2001
                          (Stated in Canadian Dollars)


7.   RELATED PARTY TRANSACTIONS (Continued)

     b)   Consulting Fees

          During the year ended December 31, 2003, the Company paid $150,240 (2002 - $72,000; 2001 - $57,000) in consulting fees to two companies controlled by directors of the Company, one of which was an officer of the Company who became a director in 2003. Of the total amount paid, $72,000 has been expensed as a consulting fee and the balance of $78,240 has been capitalized as project development costs. Further, the Company paid or accrued $78,510 (2002 - $60,645; 2001 - $87,653)
          for project engineering services to the Company's Vice President of Project Development who is also an officer. Included in accounts payable is $Nil (2002 - $Nil; 2001 - $1,485) owing to such officer of the Company.

     c)   Public Relation Fees

          The Company paid $47,250 to a company related to a director for public relations services and $78,500 to a separate company related to a director for public relations and governmental advisory services. Of the amount paid, $33,500 is included in consulting expense and $45,000 is included in public relations and travel expense.

     d)   Rent Receivable

          The Company charged two companies related by a common officer and a common director $7,500 (2002 - $11,524; 2001 - $16,659) in rent. The amount has been credited to rent expense as a recovery of rent costs and $12,601 (2002 - $7,666; 2001 - $1,485) has been accrued for unpaid rent.

     e)   Acquisition of Subsidiary

          On April 16, 2003, the Company acquired 100% of the shares of Sea Breeze Energy Inc. a company related at the time of purchase by a common officer (Note 10).

     f)   Accounts Payable

          As at December 31, 2003, accounts payable includes $Nil (2002 - $29,208; 2001 - $30,128) owing to a company controlled by a director regarding unpaid expenses and fees payable pursuant to an investor relations contract. The Company was charged $Nil (2002 - $15,000; 2001
          - $30,000) of such fees during the year.

     g)   Management Fees and Overhead Expenses

          Included  in  management  fees  expense is $Nil  (2002 - $Nil;  2001 -
          $18,204) paid to a company controlled by a former director of the Company for management fees and overhead expenses.

     h)   Interest Payable

          As at December 31, 2003, accrued convertible debenture interest included $Nil (2002 - $60,618; 2001 - $138,752) owing to directors or companies controlled by directors.

                             SEA BREEZE POWER CORP.
                (Formerly International Powerhouse Energy Corp.)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                        DECEMBER 31, 2003, 2002 AND 2001
                          (Stated in Canadian Dollars)


8.   LOAN PAYABLE

     The Company received a loan of $78,000 from a shareholder. The loan bears interest at 10% per annum, is unsecured and is repayable on demand. Included in the loan payable is $5,506 of interest accrued to December 31, 2003.


9.   SHARE CAPITAL AND SHAREHOLDERS' EQUITY

     During the year ended December 31, 2003, the Company changed its name from International Powerhouse Energy Corp. to Sea Breeze Power Corp.

     a)   Issued and Outstanding Common Shares


                                                                                  Number Of
                                                                                    Shares         Consideration
                                                                               ----------------- -------------------

        Balance, December 31, 2000                                                 2,214,604     $     4,322,098

        Shares issued for cash:
             Exercise of stock options                                                37,820              71,859
        Bonus shares issued                                                          196,400             294,600
                                                                               ----------------- -- ----------------

        Balance, December 31, 2001                                                 2,448,824           4,688,557

        Shares issued for cash:
              Exercise of stock options                                              122,000              15,860
        Conversion of debentures                                                  14,161,596           1,841,007
        Bonus shares issued                                                        3,180,000             318,000
                                                                               ----------------- -- ----------------

        Balance, December 31, 2002                                                19,912,420           6,863,424

        Shares issued for cash:
               Exercise of stock options                                             722,000             160,152
               Exercise of warrants                                                3,970,885             516,215
        Conversion of debentures                                                  13,217,845           1,787,620
                                                                               ----------------- -- ----------------

        Balance, December 31, 2003                                                37,823,150     $     9,327,411
                                                                               ================= == ================

                             SEA BREEZE POWER CORP.
                (Formerly International Powerhouse Energy Corp.)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                        DECEMBER 31, 2003, 2002 AND 2001
                          (Stated in Canadian Dollars)



9.   SHARE CAPITAL AND SHAREHOLDERS' EQUITY (Continued)

     b) As at December 31, 2003, the Company had the following warrants to purchase common shares of the Company outstanding:

                NUMBER OF                        EXERCISE                    EXPIRY
                WARRANTS                          PRICE                       DATE
          --------------------------------    --------------     --------------------------------

                7,359,883                          $0.13                  June 20, 2004
               12,230,769                          $0.13                February 7, 2005
                2,500,000                          $0.15                 April 16, 2008
      1,500,000 (Contingently issuable             $0.15                 April 16, 2008
             - see Note 10)

     c) At December 31, 2003, the Company has a fixed stock option plan. Under the policies of the TSX Venture Exchange ("TSXV"), the Company may grant incentive stock options up to a total of 20% of the Company's issued and outstanding common shares issued. At December 31, 2003, the Company may grant an additional 3,809,146 incentive stock options to purchase common shares of the Company.

          Beginning January 1, 2003, the Company applied the fair value method of accounting for all stock options granted. The stock options granted during the year ended December 31, 2003 vest in six month intervals over a period of 18 months from the date of grant. Of the total amount recorded as stock based compensation expense, $373,025 represents the fair value of the stock options granted to non-employees for consulting, accounting and administrative services. The fair value of each option grant was estimated on the date of grant using the Black-Scholes option pricing model using a risk free interest rate of 3.5%, a dividend yield of $Nil, expected life of 3.5 years, and volatility of 182%.

          Prior to January 1, 2003, the Company applied the intrinsic value based method of accounting for stock based compensation awards granted to employees and directors. The compensation cost that has been charged to operations for its fixed stock option plan was $168,631 for 2002, and $Nil for 2001. The amount includes $149,381 (2001 - $Nil) charged to operations which is the fair value of the stock options granted to non-employees for consulting, accounting and administrative services. The fair value of each option grant was estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions for 2002 and 2001, respectively: risk-free interest rates of 5.25% for both years; dividend yield of $Nil for both years; expected lives of 3.5 years; and volatility of 203%.

                             SEA BREEZE POWER CORP.
                (Formerly International Powerhouse Energy Corp.)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                        DECEMBER 31, 2003, 2002 AND 2001
                          (Stated in Canadian Dollars)


9.   SHARE CAPITAL AND SHAREHOLDERS' EQUITY (Continued)

     Had compensation been determined based on the fair value at the grant dates for awards under the plan consistent with the fair value based method of accounting for stock based compensation, the Company's net loss and loss per share would have been increased to the pro-forma amounts indicated below:

                                                                     2003              2002              2001
                                                               ------------------ ---------------- -----------------

        Net Loss
             As reported                                       $     3,656,004    $       935,950  $       662,869
             Pro-forma                                         $     3,656,004    $     1,009,408  $       662,869

        Basic and Diluted Loss per Share
             As reported                                       $         0.11     $         0.08   $         0.28
             Pro-forma                                         $         0.11     $         0.09   $         0.28

     The following table summarizes information about fixed stock options outstanding at December 31, 2003:

                                          OPTIONS OUTSTANDING                             OPTIONS EXERCISABLE
                          -----------------------------------------------------     ---------------------------------
                                                  WEIGHTED
            RANGE                                 AVERAGE          WEIGHTED                              WEIGHTED
              OF                                 REMAINING          AVERAGE                              AVERAGE
           EXERCISE            NUMBER           CONTRACTUAL        EXERCISE              NUMBER          EXERCISE
            PRICES           OUTSTANDING            LIFE             PRICE            EXERCISABLE         PRICE
      ------------------- ------------------ ------------------- --------------     ----------------- ---------------

      $    0.15-0.35          3,755,484          4.05 years      $  0.30                1,885,990     $   0.25

     A summary of changes in the Company's fixed stock option plan for the years ended December 31, 2003, 2002 and 2001, is as follows:

                                                                                           OPTIONS OUTSTANDING
                                                                                      ------------------------------
                                                                                                        WEIGHTED
                                                                                         NUMBER         AVERAGE
                                                                                           OF           EXERCISE
                                                                                         SHARES          PRICE
                                                                                      -------------- ---------------

        Balance, December 31, 2000                                                         221,460   $    1.90

        Exercised                                                                          (37,820)       1.90
        Cancelled                                                                         (116,140)       1.90
                                                                                      -------------- --- -----------

        Balance, December 31, 2001                                                          67,500        1.90


                             SEA BREEZE POWER CORP.
                (Formerly International Powerhouse Energy Corp.)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                        DECEMBER 31, 2003, 2002 AND 2001
                          (Stated in Canadian Dollars)



9.   SHARE CAPITAL AND SHAREHOLDERS' EQUITY (Continued)

                                                                                           OPTIONS OUTSTANDING
                                                                                      ------------------------------
                                                                                                        WEIGHTED
                                                                                         NUMBER         AVERAGE
                                                                                           OF           EXERCISE
                                                                                         SHARES          PRICE
                                                                                      -------------- ---------------

          Balance, December 31, 2001                                                        67,500   $    1.90

          Granted                                                                        1,795,242        0.15
          Exercised                                                                       (122,000)       0.13
          Cancelled                                                                        (67,500)       1.90
                                                                                      -------------- --- -----------

          Balance, December 31, 2002                                                     1,673,242        0.15

          Granted                                                                        2,804,242        0.35
          Exercised                                                                       (722,000)       0.15
                                                                                      -------------- --- -----------

          Balance, December 31, 2003                                                     3,755,484   $    0.30
                                                                                      ============== === ===========

     d) Of the Company's issued and outstanding shares, 100,000 are held in escrow, their release being subject to regulatory approval.

     e) Changes in Contributed Surplus for the years ending December 31, 2003 and 2002 are as follows:

                                                                                     2003               2002
                                                                              ------------------- ------------------

          Balance, beginning of year                                          $      2,228,491    $     2,059,860

          Incentive stock options granted                                              898,140            168,631
          Incentive stock options exercised                                            (53,292)            -
                                                                              --- --------------- -- ---------------

          Balance, end of year                                                $      3,073,339    $     2,228,491
                                                                              === =============== == ===============


10.  ACQUISITION OF SEA BREEZE ENERGY INC.

     On April 16,  2003 the  Company  acquired  100% of the shares of Sea Breeze
     Energy Inc. ("Sea Breeze"), a company developing projects to generate energy from wind power and incorporated under the Company Act of British Columbia, Canada.

                             SEA BREEZE POWER CORP.
                (Formerly International Powerhouse Energy Corp.)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                        DECEMBER 31, 2003, 2002 AND 2001
                          (Stated in Canadian Dollars)



10.  ACQUISITION OF SEA BREEZE ENERGY INC. (Continued)

     As consideration for the shares the Company is to pay 5% net profit royalties from proceeds of the sale of energy generated from the Sea Breeze wind power locations under development at the time of closing of the agreement and 5% of the net proceeds of any sale of such wind power properties, as well as to issue special warrants which allow the holder to acquire 4,000,000 common shares of the Company, of which 2,500,000 are exercisable upon closing of the transaction valued at their fair value of $336,819 using the Black-Scholes option pricing model. The exercise price of the special warrants is $0.15 per share. Any unexercised warrants expire on April 16, 2008.

     Of the remaining special warrants 1,000,000 are exercisable upon receipt of the first project approval certificate from the British Columbia Environmental Assessment Office, and 500,000 warrants are exercisable upon commencement of commercial wind generated power production. The value of the consideration of the remaining special warrants and the net profit royalties will be recorded when the amounts are due and payable.

     As the acquired company is in the development stage and has not commenced business operations, the acquisition has been accounted for as a purchase of the assets, net of liabilities of Sea Breeze, with fair value of the consideration given being allocated to the fair value of the identifiable assets and liabilities acquired on April 16, 2003. The consideration given in excess of the net liabilities assumed has been allocated to project development costs. The following is a summary of the net assets acquired at fair values:

              Current assets                                                        $     130,196
              Capital assets                                                               23,621
              Projects under development                                                  362,402
              Security deposits                                                            26,000
                                                                                       ---------------
                                                                                    $     542,219
              Less:  Liabilities assumed                                                  689,499
                                                                                       ---------------
              Net liabilities assumed                                               $     147,280

              Purchase consideration:
              Special warrants                                                            336,819
                                                                                       ---------------
              Consideration paid in excess of net liabilities assumed               $     484,099
                                                                                       ===============

11. SUPPLEMENTAL DISCLOSURE FOR NON-CASH OPERATING, INVESTING AND FINANCING ACTIVITIES

     a) During the year ended December 31, 2003, the Company had the following non-cash financing and investing activities

          i) The Company issued 2,500,000 warrants in conjunction with the purchase of 100% of the shares of Sea Breeze Energy Inc.
          ii) The Company issued 13,217,845 common shares pursuant to the conversion of $1,718,320 of convertible debenture principal and interest outstanding.

                             SEA BREEZE POWER CORP.
                (Formerly International Powerhouse Energy Corp.)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                        DECEMBER 31, 2003, 2002 AND 2001
                          (Stated in Canadian Dollars)



11. SUPPLEMENTAL DISCLOSURE FOR NON-CASH OPERATING, INVESTING AND FINANCING ACTIVITIES (Continued)

     b) During the year ended December 31, 2002, the Company had the following non-cash operating, financing and investing activities:

          i) The Company issued 14,161,596 common shares pursuant to the conversion of $1,841,007 of convertible debenture principal and interest outstanding.
          ii)  The Company issued 3,180,000 bonus common shares.

     c) During the year ended December 31, 2001, the Company had the following non-cash operating, investing and financing activities:

          i)   The Company issued 196,400 bonus common shares.

12.  INCOME TAXES

     A reconciliation of income taxes at statutory rates to the Company's effective income tax expense is as follows:

                                                                 2003               2002                2001
                                                          ------------------- ------------------ -------------------

      Net loss for the year                               $     (3,656,004)   $       (935,950)  $      (662,869)
      Statutory tax rate                                            38.0%              39.6%              44.6%
                                                          --- --------------- --- -------------- -- ----------------

      Expected income tax provision                       $     (1,389,281)   $       (370,636)  $      (295,640)
      Non-deductible differences                                   901,856                 277             2,301
      Unrecognized tax losses and change in valuation
        allowance                                                  487,425             370,359           293,339
                                                          --- --------------- --- -------------- -- ----------------

      Income tax provision                                $         -         $         -        $        -
                                                          === =============== === ============== == ================

      Future tax assets (liabilities) of the Company are as follows:

                                                                  2003               2002               2001
                                                            ------------------ ------------------ ------------------

      Capital assets                                        $        434,050   $        (197,728) $      (222,694)
      Operating losses                                             1,661,362           1,258,622        1,003,271
                                                            -- --------------- --- -------------- -- ---------------
                                                                   2,095,412           1,060,894          780,577
      Less:  Valuation allowance                                  (2,095,412)         (1,060,894)        (780,577)
                                                            -- --------------- --- -------------- -- ---------------

      Future tax asset (liability) recognized               $         -        $          -       $        -
                                                            == =============== === ============== == ===============

                             SEA BREEZE POWER CORP.
                (Formerly International Powerhouse Energy Corp.)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                        DECEMBER 31, 2003, 2002 AND 2001
                          (Stated in Canadian Dollars)



12.  INCOME TAXES (Continued)

     As at December 31, 2003, the Company has incurred operating income tax losses totalling $4,235,637 which expire from 2004 to 2010 as follows:

                2004               $        72,709
                2005               $       120,944
                2006               $       117,669
                2007               $     1,081,930
                2008               $       650,080
                2009               $       928,851
                2010               $     1,263,454

     A valuation allowance has been recorded to reduce the net benefit recorded in the financial statements related to these future tax assets. The valuation allowance is deemed necessary as a result of the uncertainty associated with the ultimate realization of these tax assets.


13.  FINANCIAL INSTRUMENTS

     a)   Fair Value of Short Term Financial Instruments

          The Company's financial instruments consist of cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities, amount due to and from related parties, convertible debenture interest payable, and long term debt. Unless otherwise stated, the fair value of the financial instruments approximates their carrying value.

     b)   Long Term Debt and Interest Rate Risk

          The Company's debentures detailed in Note 6 are all convertible at the option of the holders into common shares of the Company and are issued with interest payable at rates less than normal market rates under similar conditions without the conversion feature.

          Therefore, should the holder of such debentures not elect to exercise their conversion rights, replacement funds would not likely be available to repay the debentures on their respective maturity dates at equivalent rates. No reliable estimate can be made as to the financial amount of such risk.

                             SEA BREEZE POWER CORP.
                (Formerly International Powerhouse Energy Corp.)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                        DECEMBER 31, 2003, 2002 AND 2001
                          (Stated in Canadian Dollars)



14. MATERIAL DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP)

     The Company prepares its financial statements in accordance with accounting principles generally accepted in Canada (Canadian GAAP), which differ in certain respects from those principles that the Company would have followed had its financial statements been prepared in accordance with the accounting principles generally accepted in the United States (U.S. GAAP). Significant differences between Canadian and U.S. GAAP, which affect the Company's financial statements, are described below, and their effect on the financial statements is summarized as follows:

     a)   Statements of Loss and Deficit and Balance Sheets

                                                                2003                2002                2001
                                                         ------------------- ------------------- -------------------

          Net loss in accordance with Canadian GAAP
                                                         $      (3,656,004)  $       (935,950)   $       (662,869)
               Deduct:
                   Project development (i)                      (2,053,707)          (327,501)           (778,864)
               Add:
                   Project development costs written
                     down                                        1,641,548             -                   -
                   Interest accretion - convertible
                     debentures (iv)                                40,624             57,770              -
                   Unrealized holding gain on
                     marketable securities                           1,535             -                   -
                                                         --- --------------- -- ---------------- -- ----------------

          Net loss in accordance with U.S. GAAP (ii)
                                                         $      (4,026,004)  $     (1,205,681)   $     (1,441,733)
                                                         === =============== == ================ == ================

          Loss per share - U.S. GAAP                     $          (0.13)   $         (0.11)    $         (0.64)
                                                         === =============== == ================ == ================

          Weighted average shares outstanding - US GAAP
                                                                31,802,758         11,151,081           2,267,389
                                                         === =============== == ================ == ================


                             SEA BREEZE POWER CORP.
                (Formerly International Powerhouse Energy Corp.)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                        DECEMBER 31, 2003, 2002 AND 2001
                          (Stated in Canadian Dollars)



14.    MATERIAL DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY
       ACCEPTED ACCOUNTING PRINCIPLES (GAAP) (Continued)

       a) Statements of Loss and Deficit and Balance Sheets (Continued)

                                                                2003                2002                2001
                                                         ------------------- ------------------- -------------------

          Total shareholders' equity - Canadian GAAP
                                                         $       5,544,788   $      5,647,031    $      3,877,856
               Deduct:
               Project development expenditures                 (6,481,220)        (6,069,061)         (5,741,560)
               Compensation expense escrow shares (iii)
                                                                   (27,776)           (27,776)            (27,776)
               Interest accretion - convertible
                 debentures (iv)                                    29,094             57,770              -
               Equity portion of convertible debenture
                 reclassified to long term debt (iv)
                                                                  (218,209)          (346,627)             -
               Unrealized holding gain on marketable
                 securities                                          1,535             -                   -
                                                         --- --------------- -- ---------------- -- ----------------

          Total shareholder's equity (deficit) - U.S.
            GAAP                                         $      (1,151,788)  $       (738,663)   $     (1,891,480)
                                                         === =============== == ================ == ================

          Project development expenditures -Canadian
            GAAP                                         $      6,606,780    $     6,194,621     $      5,867,120

               Project expenditures expensed per U.S.
                 GAAP (i)                                      (6,481,220)        (6,069,061)          (5,741,560)
                                                         --- --------------- -- ---------------- -- ----------------

          Project development expenditures - US GAAP
            (Classified as property, plant and
            equipment)                                   $        125,560    $       125,560     $        125,560
                                                         === =============== == ================ == ================

          Long term debt - Canadian GAAP                 $        810,885    $     1,288,743     $      1,592,800

               Equity portion of convertible debt
                 reclassified to long term debt (iv)              218,209            346,627               -
               Interest accretion - convertible
                 debentures (iv)                                  (29,094)           (57,770)              -
                                                         --- --------------- -- ---------------- -- ----------------

          Long term debt - US GAAP                       $      1,000,000    $     1,577,600     $      1,592,800
                                                         === =============== == ================ == ================

                             SEA BREEZE POWER CORP.
                (Formerly International Powerhouse Energy Corp.)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                        DECEMBER 31, 2003, 2002 AND 2001
                          (Stated in Canadian Dollars)



14. MATERIAL DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP) (Continued)

     a)   Statements of Loss and Deficit and Balance Sheets (Continued)

          i) Under U.S. GAAP, the Company's project development costs, with the exception of land, would have been charged to expense as incurred, not capitalized on the balance sheet.

          ii) The Company accounts for options granted according to requirements of Canadian GAAP, and those requirements are similar to the accounting prescribed in Accounting Principles Board Opinion No.25 ("APB 25"). Under APB 25, because the exercise price of the Company's employee stock options equals the market price of the underlying stock on the date of grant, no compensation expense is recognized. An alternative method under U.S. GAAP is the fair value accounting provided for under FASB statement No.123 ("SFAS No.123"), and as revised under FASB statement No.148 ("SFAS No.148'), which requires the use of option valuation models. Pro forma information regarding net income and earnings per share is required by SFAS No.123 and 148, and has been determined as if the Company had accounted for its options granted under the fair value method of that statement. The fair value of those options was estimated using a Black-Scholes option pricing model with the following weighted average assumptions for the years ended December 31, 2003, 2002 and 2001; risk free rate of between 3.50% - 5.25 % all periods; dividend yield of $Nil for all periods, volatility factor of between 168% - 203%; and a weighted average expected life of the options granted in each year of 3.5 years. The pro forma effect under SFAS No.123 is as follows:

                                                                      2003             2002              2001
                                                                ----------------- ---------------- -----------------

               Net loss, as reported                            $     4,026,004   $     1,205,681  $     1,441,733
                    Deduct:  Stock based compensation
                      expense included in net loss                     (712,969)         (168,631)          -
                    Add:  Stock based compensation expense
                      determined under fair value method
                                                                        712,969           242,089           -
                                                                -- -------------- -- ------------- -- --------------

                    Pro-forma net loss                          $     4,026,004   $     1,279,139  $     1,441,733
                                                                == ============== == ============= == ==============

               Basic and Diluted Loss per Share
                    As reported                                 $         0.13    $         0.11   $         0.64
                    Pro-forma                                   $         0.13    $         0.11   $         0.64
                                                                == ============== == ============= == ==============

                             SEA BREEZE POWER CORP.
                (Formerly International Powerhouse Energy Corp.)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                        DECEMBER 31, 2003, 2002 AND 2001
                          (Stated in Canadian Dollars)



14. MATERIAL DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP) (Continued)

     a)   Statements of Loss and Deficit and Balance Sheets (Continued)

          iii) Of the Company's issued and outstanding shares, 100,000 are held in escrow at December 31, 2003 (2002 and 2001 - 100,000), to be released in accordance with a formula based on cash flow from operations incurred during the year and upon regulatory approval. For U.S. GAAP purposes, when the shares are released from escrow, a compensation expense is recognized for shares issued to those shareholders who have held or then hold positions that could affect the financial results of the Company, including employees, officers, directors and others. The amount of compensation expense to be recognized will be calculated based upon the difference between the price of the shares at the time they were placed in escrow and the fair value of the shares at the time of release of the shares from escrow. Canadian GAAP does not require the recognition of this additional compensation expense.

          iv)  Interest   accretion  and  Equity  Portion  of  Convertible  Debt
               Instruments

               The Company accounts for its convertible debentures in accordance with Canadian GAAP. Canadian GAAP requires that the issuers of financial instruments which contain both a liability and an equity component should classify the instrument's component parts separately in accordance with the substance of the contractual arrangement upon the initial recognition of the instrument, and in accordance with the definitions of a financial liability and an equity instrument. As described in Note (6), the equity portion of the convertible debentures is accounted for separately. Interest expense is recorded for the equity portion of the instrument over the term of the debenture to its full face value.

               Under U.S. GAAP, Accounting Principles Board Opinion No.14 ("APB No.14") requires that no portion of the proceeds from the issuance of the convertible debt securities should be accounted for as attributable to the conversion feature. Under APB No.14, the debt portion of the instrument is considered to be inseparable from the conversion option. In other words, the debt and equity components of the instrument cannot exist independently of each other, therefore, they should not be accounted for as separate components. Accordingly, the equity portion of the convertible debt has been reclassified as long term debt and the additional interest expense resulting from the accretion of discount interest has been reversed for purposes of U.S. GAAP.

                             SEA BREEZE POWER CORP.
                (Formerly International Powerhouse Energy Corp.)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                        DECEMBER 31, 2003, 2002 AND 2001
                          (Stated in Canadian Dollars)



14. MATERIAL DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP) (Continued)

     b)   Statements of Cash Flows

                                                                   2003              2002               2001
                                                             ----------------- ------------------ ------------------

          Cash flows from operations
               Canadian GAAP                                 $    (1,145,156)  $       (577,411)  $      (684,410)
               Project development expenditures                   (1,181,307)          (327,501)         (778,864)
                                                             -- -------------- --- -------------- -- ---------------
               US GAAP                                            (2,326,463)          (904,912)       (1,463,274)
                                                             -- -------------- --- -------------- -- ---------------

          Cash flows from investing activities
               Canadian GAAP                                      (1,251,763)          (346,055)         (779,464)
               Project development expenditures                    1,181,307            327,501           778,864
                                                             -- -------------- --- -------------- -- ---------------
               US GAAP                                               (70,456)           (18,554)             (600)
                                                             -- -------------- --- -------------- -- ---------------

          Cash flows from financing activities
               Canadian GAAP and US GAAP                           2,147,247          1,793,194           274,005
                                                             -- -------------- --- -------------- -- ---------------

     c)   Loss Per Share

          For all periods indicated, the options and warrants outstanding are anti-dilutive and, therefore, diluted loss per share equals basic loss per share. Under U.S. GAAP, escrowed shares are excluded from the calculation of weighted average shares outstanding during the year. At December 31, 2003, there were 100,000 (2002 and 2001 - 100,000) shares in escrow.

     d)   Joint Venture

          The Company has an interest in a jointly controlled entity, which has been proportionately consolidated in the Company's financial statements (Note (4) - "Slollicum"). For purposes of U.S. GAAP, their interests would be accounted for by the equity method. Net income, earnings per share, and shareholder's equity under U.S. GAAP are not impacted by the proportionate consolidation of the Company's interest in the jointly controlled entity, except to the extent of the development costs of the jointly controlled entity of $ 55,782 which would be expensed under U.S. GAAP.

                             SEA BREEZE POWER CORP.
                (Formerly International Powerhouse Energy Corp.)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                        DECEMBER 31, 2003, 2002 AND 2001
                          (Stated in Canadian Dollars)



14. MATERIAL DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP) (Continued)

     e)   Marketable Securities

          Under FASB  Statement  No.115,  equity  securities  that have  readily determinable fair values must be classified into one of two categories: available-for-sale, or trading; and they must be measured at fair value. Holding gains and losses for trading securities are to be included in earnings, while holding gains and losses for available-for-sale securities must be excluded from earnings and reported as a net amount in a separate component of shareholder equity until realized. The Company classifies its equity securities as trading securities for U.S. GAAP purposes. As such, the reporting of trading profits and losses, and unrealized profits and loses, based upon fair value adjustments, are included in the Company's earnings or losses. Unrealized holding gains would not be recognized under Canadian GAAP. However, under U.S. GAAP, the purchase and sale of trading securities would be recorded as cash inflows and outflows from operating activities on the consolidated statements of cash flows. Under Canadian GAAP, the cash inflows and outflows from trading securities are recorded as investing activities.

     f)   Recent Accounting Developments

          In May 2003, the Financial Accounting Standards Board (FASB) issued FAS No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity. This standard establishes how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. This standard becomes effective for financial instruments entered into or modified after May 31, 2003. As the statement does not affect the classification or measurement of convertible bonds which are similar to the Company's convertible debentures, the adoption of FAS No. 150 has no effect on the consolidated financial statements.


15.  SUBSEQUENT EVENTS

     Subsequent to December 31, 2003, the Company:

     a) granted incentive stock options to directors and consultants to purchase 2,315,000 common shares of the Company at $0.60 per share until February 6, 2006.

     b) issued 1,133,077 common shares on the exercise of warrants at $0.13 per share.

     c) issued 8,333 common shares on the exercise of stock options at $0.35 per share.

                             [MORGAN COMPANY CHARTERED ACCOUNTANTS LOGO OMITTED]




                       CONSENT OF INDEPENDENT ACCOUNTANTS




We hereby consent to the inclusion of our Auditors' Report, dated March 26, 2004, on the consolidated financial statements of Sea Breeze Power Corp. (formerly International Powerhouse Energy Corp.) for the years ended December 31, 2003 and 2002 in the Company's Report on Form 20F. We also consent to application of such report to the financial information in the Report on Form 20F, when such financial information is read in conjunction with the financial statements referred to in our report.




Vancouver, Canada                                /s/ Morgan & Company

June 29, 2004                                    Chartered Accountants



                                 [LOGO OMITTED]

Tel: (604) 687-5841                                P.O. Box 10007 Pacific Centre
Fax: (604) 687-0075                         Suite 1488 - 700 West Georgia Street
www.morgan-cas.com                                      Vancouver, B.C.  V7Y 1A1

                             SEA BREEZE POWER CORP.
                (Formerly International Powerhouse Energy Corp.)


                        CONSOLIDATED FINANCIAL STATEMENTS
                                   (Unaudited)

                                 MARCH 31, 2004
                          (Stated In Canadian Dollars)

                             SEA BREEZE POWER CORP.
                (Formerly International Powerhouse Energy Corp.)

                           CONSOLIDATED BALANCE SHEETS
                                   (Unaudited)
                           (Stated in Canadian Dollar)

------------------------------------------------------------------------------- -------------------- -------------------
                                                                                  March 31, 2004      December 31, 2003
------------------------------------------------------------------------------- -------------------- -------------------

ASSETS
Current
     Cash and cash equivalents                                                  $         585,360    $         238,176
     Restricted cash (Note 3)                                                             273,302               23,302
     Marketable securities
           (Quoted market value $27,500; 2003 - $4,095)                                     2,560                2,560
     Goods and Services Tax recoverable                                                    65,599               83,357
     Accounts Receivable                                                                   10,593                -
     Related party rent receivable (Note 7(d))                                             14,206               12,601
     Prepaid expenses                                                                      38,325               38,019
                                                                                --- ---------------- --- ---------------
                                                                                          989,945              398,015

Projects Under Development (Note 4)                                                     6,863,337            6,606,780
Project Related Security Deposits                                                          32,000               27,000
Capital Assets (Note 5)                                                                    82,078               75,294
                                                                                --- ---------------- --- ---------------

                                                                                $       7,967,359    $       7,107,089
=============================================================================== === ================ === ===============

LIABILITIES
Current
     Accounts payable and accrued liabilities                                   $         221,424    $         219,434
     Payable to related party (Note 7(a))                                                 798,540              448,476
     Loan payable (Note 8)                                                                195,961               83,506
                                                                                --- ---------------- --- ---------------
                                                                                        1,215,924              751,416

Long Term Debt (Note 6)                                                                   821,795              810,885
                                                                                --- ---------------- --- ---------------
                                                                                        2,037,719            1,562,301
                                                                                --- ---------------- --- ---------------

                             SEA BREEZE POWER CORP.
                (Formerly International Powerhouse Energy Corp.)

                     CONSOLIDATED BALANCE SHEETS (Continued)
                                   (Unaudited)
                           (Stated in Canadian Dollar)

------------------------------------------------------------------------------- -------------------- -------------------
                                                                                  March 31, 2004      December 31, 2003
------------------------------------------------------------------------------- -------------------- -------------------

SHAREHOLDERS' EQUITY
Share Capital (Note 9)                                                                  9,480,236            9,327,411
Share Subscriptions                                                                       720,560              147,300
Deficit                                                                                (8,026,062)          (7,462,515)
Equity Portion Of Long Term Debt (Note 6)                                                 218,209              218,209
Deferred Stock Based Compensation                                                      (1,042,510)            (185,171)
Contributed Surplus (Note 9(e))                                                         4,141,003            3,073,339
Special Warrants (Note 10)                                                                336,819              336,819
Commitment To Issue Shares (Note 6(a))                                                    101,385               89,396
                                                                                --- ---------------- --- ---------------
                                                                                        5,929,640            5,544,788
                                                                                --- ---------------- --- ---------------

                                                                                $       7,967,359    $       7,107,089
=============================================================================== === ================ === ===============


Approved on Behalf of the Board:
                 "Paul B. Manson"                         "Eugene A. Hodgson"

------------------------------------               -----------------------------
Director                                                           Director

           See accompanying notes to consolidated financial statements

                             SEA BREEZE POWER CORP.
                (Formerly International Powerhouse Energy Corp.)

                   CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT
                                   (Unaudited)
                           (Stated in Canadian Dollar)

--------------------------------------------------------------------------------- -------------------------------------
                                                                                    THREE MONTHS ENDED MARCH 31
                                                                                      2004                 2003
-----------------------------------------------------------------------------------------------------------------------
Revenues
Service Income                                                                          9,900                 -
Interest Income                                                                           262                 4,561
                                                                          ------------------------------------------
                                                                                       10,162

Expenses
Accounting and audit                                                      $            30,537                 6,785
Amortization                                                                            5,357                 1,634
Bank charges and interest                                                               1,051                   904
Consulting                                                                             58,460                25,920
Filing fees                                                                             3,830                 1,208
Foreign exchange loss (gain)                                                            6,584                42,701
Interest on long term debt                                                             38,268                26,647
Legal fees                                                                             18,486                18,889
Office and rent                                                                        64,541                15,622
Public relations and travel                                                            64,100                50,363
Shareholder's Information                                                               -                     2,556
Stock based compensation                                                              212,934                80,749
Salaries and benefits                                                                  64,304                23,285
Transfer agent                                                                          5,293                 5,061
                                                                          ------------------------------------------

Total Expenses                                                                        573,744               302,324

                                                                          ------------------------------------------

Net Loss For The Period                                                               563,547               297,763

Deficit, Beginning Of Year                                                          7,462,515             3,806,511
                                                                          ------------------------------------------

Deficit, End Of Year                                                      $         8,026,062  $          4,104,274
====================================================================================================================


Loss Per Share, Basic and Diluted                                         $              0.01 $                0.01
====================================================================================================================


Weighted Average Common Shares
   Outstanding, Basic and Diluted                                                  38,608,714            31,902,758
====================================================================================================================

           See accompanying notes to consolidated financial statements

                             SEA BREEZE POWER CORP.
                (Formerly International Powerhouse Energy Corp.)

                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                                   (Unaudited)
                           (Stated in Canadian Dollar)

------------------------------------------------------------------------------------- -------------------------------------
                                                                                        THREE MONTHS ENDED MARCH 31
                                                                                          2004                 2003
---------------------------------------------------------------------------------------------------------------------------
Cash Flows From Operating Activities
     Net loss for the year                                                         $       (608,359)   $         (297,763)
     Items not affecting cash:
       Interest to be paid in common shares                                                   11,989                 -
       Amortization                                                                            5,357                 1,634
       Foreign exchange loss (gain) on long term debt                                        (2,749)                16,241
       Stock based compensation                                                              212,934                80,749
       Accretion of interest on convertible debentures                                        10,910                11,530
     Changes in non-cash operating working capital items:
       Goods and Services Tax recoverable                                                     17,758                11,477
       Accounts receivable                                                                    10,953                 -
       Accounts payable and accrued liabilities                                                1,990              (64,605)
       Prepaid expenses                                                                        (306)              (99,569)
       Related party rent receivable                                                         (1,605)              (81,276)
                                                                                  -----------------------------------------
                                                                                           (336,017)             (233,973)
                                                                                  -----------------------------------------
Cash Flows From Financing Activities
       Long-term debt
       Loans Payable                                                                           2,602                 -
       Received from related parties                                                         459,916                 -
       Convertible debt interest                                                               -                    15,117
       Share subscription funds received                                                     720,560                 -
       Common shares issued for cash                                                           2,917                48,110
    Changes in non-cash financing activities:
       Exercised options                                                                       2,609                 -
       Expired options                                                                       (5,218)                 -
                                                                                  -----------------------------------------
                                                                                           1,183,386                63,227
                                                                                  -----------------------------------------
Cash Flows From Investing Activities
      Purchase of capital assets                                                             (6,784)              (20,736)
      Projects under development                                                           (256,556)              (69,837)
      Project related security deposits                                                      (5,000)              (26,000)
                                                                                  -----------------------------------------
                                                                                           (268,340)             (116,573)
                                                                                  -----------------------------------------

Increase (Decrease) In Cash                                                                  597,184             (481,809)
Cash, Beginning Of The Period                                                                261,478               903,722
                                                                                  -----------------------------------------

Cash, End Of The Period                                                            $         858,662   $           421,913
===========================================================================================================================


Cash And Cash Equivalents Are Comprised Of:
    Cash on hand and balances with banks                                           $         585,360  $            421,913
    Restricted cash (Note 3)                                                                 273,302              -
                                                                                   -- --------------- --- -----------------

                                                                                   $         858,662  $            421,913
================================================================================== == =============== === =================


                             SEA BREEZE POWER CORP.
                (Formerly International Powerhouse Energy Corp.)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (Unaudited)
                                 MARCH 31, 2004
                          (Stated in Canadian Dollars)



1.   NATURE OF OPERATIONS AND GOING CONCERN

     Sea Breeze Power Corp. (formerly International Powerhouse Energy Corp.) (the "Company") is a public company incorporated under the Company Act (British Columbia), Canada. The Company's principal business activity is the development of hydro-electric and wind power generation projects in British Columbia, Canada.

     These   consolidated   financial   statements   have  been  prepared  on  a
     going-concern basis, which contemplates the realization of assets and the settlement of liabilities in the normal course of business.

     The Company is in the development stage and has recently begun to derive revenues through providing it's expertise in developing wind power generation projects to third parties. To date, the Company has financed its operations principally through equity financing and loans. The application of the going concern concept and the ultimate realization of the amount shown as projects under development are dependent upon continuing rights to the areas, the obtaining of necessary regulatory approvals, the ability to obtain the necessary financing to complete development, and the successful development and sale of electricity. The amounts shown for projects under development represents costs incurred to date and are not intended to reflect present or future values.

     The Company's ability to meet its obligations in the ordinary course of business is dependent upon its ability to establish profitable operations and to obtain additional funding through public or private equity financing, collaborative or other arrangements with corporate or other sources. Management plans to continue raising capital through private placement equity financing.

     Management is working to obtain sufficient working capital from external sources in order to continue operations, as well as further developing the Company's business model to obtain revenues from its wind and hydro electric power generating projects. There is, however, no assurance that the aforementioned events, including the receipt of additional funding, will occur or be successful.


2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     a)   Basis of Presentation

          These consolidated financial statements are prepared in accordance with generally accepted accounting principles in Canada, and include the accounts of the Company and its wholly-owned subsidiaries, Powerhouse Developments Inc., Powerhouse Electric Corp., Sea Breeze Energy Inc., and the Company's proportionate interest (80%) in the assets of the Slollicum Joint Venture (Note 4). All significant differences between Canadian and United States generally accepted accounting principles, which affect the Company's financial statements are described in note 14.

                             SEA BREEZE POWER CORP.
                (Formerly International Powerhouse Energy Corp.)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (Unaudited)
                                 MARCH 31, 2004
                          (Stated in Canadian Dollars)


2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     b)   Use of Estimates

          The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses for the reporting period. Actual results could differ from these estimates.

     c)   Foreign Currency

          Monetary items denominated in a foreign currency are translated to Canadian dollars at exchange rates in effect at the balance sheet date. The resulting foreign exchange gains and losses are included in the statement of loss and deficit.

     d)   Marketable Securities

          Marketable securities are recorded at the lower of cost and market value.

     e)   Capital Assets

          Capital assets are carried at cost and being amortized as follows:

                Computer and automotive equipment    30% declining balance basis
                Office and field equipment           20% declining balance basis

     f)   Projects Under Development

          Projects under development relate to the costs of land and associated holdings, development, approval and proposals on projects held for future development as electricity generation sites. Directly related management fees, overhead costs and interest costs are allocated to the projects under development based on the level of expenditures incurred. These costs will be amortized over the expected useful life of the projects once the projects commence commercial operations.

          Hydro electric projects currently under development comprise:

              Cascade Heritage Power Park Project ("Cascade")
              Slollicum Creek Hydroelectric Development ("Slollicum")

                             SEA BREEZE POWER CORP.
                (Formerly International Powerhouse Energy Corp.)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (Unaudited)
                                 MARCH 31, 2004
                          (Stated in Canadian Dollars)


2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

     f)   Projects Under Development (Continued)

          The Company's major wind farm projects currently under development comprise:

              Knob Hill
              God's Pocket
              Shushartie Mountain
              Hushamu
              Windy Ridge
              Nimpkish
              Newcastle Ridge

     g)   Stock Based Compensation

          Effective January 1, 2002, the Company adopted the new Canadian Institute of Chartered Accountants Handbook Section 3870 - "Stock Based Compensation and Other Stock Based Payments". This section establishes standards for the recognition, measurement and disclosure of stock based compensation and other stock based payments in exchange for goods and services. The section requires that all stock based awards made to non-employees be measured and recognized using the fair value based method.
          In November 2003, the CICA amended the CICA Handbook Section 3870 to require the fair value-based method be applied to awards granted to employees, which previously had not been accounted for at fair value. The changes to section 3870 are applicable for years beginning on or after January 1, 2004; however, the Company has chosen to early adopt the changes effective January 1, 2003, using the prospective application transitional provision. Therefore, effective January 1, 2003, all options awarded by the Company are recorded in the financial statements of the Company.

          Any consideration paid by the option holders to purchase shares is credited to share capital.


     h)   Loss Per Share

          Basic loss per share is calculated using the weighted average number of shares outstanding during the year.

                             SEA BREEZE POWER CORP.
                (Formerly International Powerhouse Energy Corp.)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (Unaudited)
                                 MARCH 31, 2004
                          (Stated in Canadian Dollars)



2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

     h)   Loss Per Share (Continued)

          The Company uses the treasury stock method to determine the dilutive effect of stock options and other dilutive instruments on loss per share. Under the treasury stock method, only instruments with exercise amounts less than market prices impact the diluted calculations. In computing diluted loss per share, no shares were added to the weighted average number of common shares outstanding during the period ended March 31, 2004 for the dilutive effect of stock options and warrants as they were all anti-dilutive. No adjustments were required to reported loss from operations in computing diluted per share amounts.

     i)   Income Taxes

          The Company uses the asset and liability method of accounting for income taxes whereby future income tax assets are recognized for deductible temporary differences and operating loss carry forwards, and future income tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the amounts of assets and liabilities recorded for income tax and financial reporting purposes. Further income tax assets are recognized only to the extent that management determines that it is more likely than not that the future income tax assets will be realized. Future income tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment or substantive enactment. The income tax expense or benefit is the income tax payable or refundable for the period plus or minus the change in future income tax assets and liabilities during the period.

     j)   Cash and Cash Equivalents

          Cash and cash equivalents consist of cash and short-term deposits maturing within 90 days.

     k)   Asset Impairment

          On an annual basis or when impairment indicators arise, the Company evaluates the future recoverability of capital assets and deferred project development costs. Impairment losses or write downs are recorded in the event the net book value of such assets exceeds the estimated indicated future cash flows attributable to such assets.


3.   RESTRICTED CASH

     The Company has advanced $273,302 (2003 - $23,302) to be held as security on corporate credit card accounts and restricted term deposits. The funds are held as security for credit advanced to the Company and, as such, may not be used for general corporate purposes.

                             SEA BREEZE POWER CORP.
                (Formerly International Powerhouse Energy Corp.)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (Unaudited)
                                 MARCH 31, 2004
                          (Stated in Canadian Dollars)


4.   PROJECTS UNDER DEVELOPMENT

     a) The deferred costs relating to the hydroelectric projects and wind farm projects in British Columbia are as follows:

                                                                            March 31, 2004      December 31, 2003
                                                                         --------------------- ---------------------

             Hydroelectric projects (Note 4(b))                          $     4,911,671       $     4,881,882
             Wind farm projects (Note 4(c))                                    1,951,666             1,724,898
                                                                         -- ------------------ -- ------------------
             Total projects under development                            $     6,863,337       $     6,606,780
                                                                         == ================== == ==================

     b)   The  deferred  costs  relating to hydro  electric  projects in British
          Columbia are as follows:

                                                                            March 31, 2004      December 31, 2003
                                                                        ---------------------- ---------------------
        Cascade
             Land                                                       $       125,560        $       125,560
             Development costs                                                4,263,790              4,234,002
             Interest capitalized                                               466,537                466,537
                                                                        -- ------------------- -- ------------------
                                                                              4,855,888              4,826,099
                                                                        -- ------------------- -- ------------------
        Kwoiek (Note 4(d))
             Development costs                                                        1                      1
                                                                        -- ------------------- -- ------------------
                                                                                      1                      1
                                                                        -- ------------------- -- ------------------
        Slollicum
             Development costs                                                   51,686                 51,686
             Interest capitalized                                                 4,096                  4,096
                                                                        -- ------------------- -- ------------------
                                                                                 55,782                 55,782
                                                                        -- ------------------- -- ------------------

                                                                        $     4,911,672        $     4,881,882
                                                                        == =================== == ==================

     c)   Deferred  costs  relating  to  potential  wind farm  sites in  British
          Columbia are as follows:

                                                                             March 31, 2004      December 31, 2003
                                                                         ---------------------- --------------------
        Development Costs
             Knob Hill                                                   $        543,487       $       403,644
             God's Pocket                                                         150,386               146,210
             Shushartie Mountain                                                  234,297               227,924
             Hushamu                                                              211,540               204,841
             Windy Ridge                                                           54,434                49,389
             Nimpkish                                                             195,326               189,584
             New Castle Ridge                                                     128,642               124,465
             Other projects under preparation                                     434,554               378,841
                                                                         --- ------------------ -- -----------------
                                                                         $      1,951,666       $     1,724,898
                                                                         === ================== == =================

                             SEA BREEZE POWER CORP.
                (Formerly International Powerhouse Energy Corp.)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (Unaudited)
                                 MARCH 31, 2004
                          (Stated in Canadian Dollars)


     4.   PROJECTS UNDER DEVELOPMENT (Continued)

          d) On July 27, 1994, the Company entered into an option agreement to form the Kwoiek Creek Joint Venture with parties who will contribute certain land needed for the project. The Joint Venture would be for the purpose of developing, constructing and operating the Kwoiek Creek hydroelectric development.
               During the year ended December 31, 2001, a dispute arose with the optionors over the lack of a perceived willingness of the Company to enter into a more formal agreement and negotiation process.
               In anticipation of the final outcome of the dispute, management estimates it is unlikely that the Kwoiek Creek Joint Venture will be further developed and that the costs spent to date no longer represent an economic asset. Accordingly, the Company decided to write down the accumulated development costs of $1,641,548 related to the Kwoiek Creek hydroelectric project during the year ended December 31, 2003.


5.   CAPITAL ASSETS

                                                                                                     Dec.31,
                                                                March 31, 2004                       2003
                                              ---------------------------------------------------    -----------------
                                                                  Accumulated        Net Book            Net Book
                                                   Cost          Depreciation         Value               Value
                                              ---------------- ------------------ ---------------    -----------------

    Computer equipment                        $        54,059  $          13,405  $       40,654     $        31,786
    Automotive equipment                               13,466              4,594           8,872               9,592
    Office equipment                                   17,443              3,129          14,314              14,604
    Field equipment                                    21,741              3,502          18,238              19,312
                                              --- ------------ -- --------------- -- ------------    --- ------------
                                              --- ------------ -- --------------- -- ------------    --- ------------
                                              $       106,708  $          24,630  $       82,078     $        75,294
                                              === ============ == =============== == ============    === ============

6.   LONG TERM DEBT

                                                                                March 31, 2003       Dec. 31, 2003
                                                                              ------------------- --------------------

      Convertible debentures                                                  $      1,000,000    $     1,000,000
      Equity portion of convertible debentures                                        (218,209)          (218,209)
                                                                              --- --------------- -- -----------------
                                                                                       781,791            781,791
      Interest accretion                                                                40,004             29,094
                                                                              --- --------------- -- -----------------

      Debt portion of convertible debenture                                   $        821,795    $       810,885
                                                                              === =============== == =================

     On May 7, 2003, the Company issued convertible debentures in the amount of CDN$1,000,000 which are due and payable on May 7, 2008. The debentures are convertible into units of the Company at $0.30 per unit in year one and increasing by 10% per unit in each subsequent year for five years (Year 1 to year 5: $0.30, $0.33, $0.36, $0.40,and $0.44). Each unit consists of one common share and one share purchase warrant.

                             SEA BREEZE POWER CORP.
                (Formerly International Powerhouse Energy Corp.)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (Unaudited)
                                 MARCH 31, 2004
                          (Stated in Canadian Dollars)



6.   LONG TERM DEBT (Continued)

     Each share purchase warrant has a term of two years from the date of conversion and entitles the holder to purchase one common share at the conversion price. Interest on the debenture is calculated at 12% per annum. The interest payments are payable in shares and calculated semi-annually at the market price of the shares on the semi-annual calculation dates. The interest shares are to be issued on May 7, 2008 or upon conversion of the debenture, whichever is sooner. As of March 31, 2003, accumulated interest payable of $101,385 results in a possible 203,884 common shares issuable in payments thereof. The amount has been recorded as a commitment to issue shares within the shareholders' equity section of the balance sheet. Of the total debentures, $476,391 were issued to directors, officers, or companies controlled by directors. Of the total interest payable, $49,774 is owing to directors, officers or companies controlled by directors. The debentures are secured by a floating charge over all assets of the Company.

     The  liability  component  of the  convertible  debt is  calculated  as the present value of the principal, discounted at a rate approximating the interest rate that was estimated would have been applicable to non-convertible debt at the time the debt was issued. This portion of the convertible debt is accreted over its term to the full face value by charges to interest expense. The accretion is a non-cash transaction and has been excluded from the statement of cash flows.

     The equity element of the convertible debt comprises the value of the conversion option, being the difference between the face value of the convertible debt and the liability component.

                             SEA BREEZE POWER CORP.
                (Formerly International Powerhouse Energy Corp.)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (Unaudited)
                                 MARCH 31, 2004
                          (Stated in Canadian Dollars)



7.   RELATED PARTY TRANSACTIONS

     Related party transactions not disclosed elsewhere in these consolidated financial statements are as follows:

     a)   Payable to Related Parties

                                                                                          March       Dec. 31, 2003
                                                                                         31, 2004
                                                                                      --------------- ---------------
        Loan payable to directors or companies controlled by directors, with
          interest at 10% per annum, unsecured, due on demand                         $      751,663  $     429,000
        Loan payable to directors or companies controlled by directors,
          non-interest bearing, unsecured, due on demand                                      18,376          3,376
        Interest on loans payable to directors, unsecured                                     28,501         16,100

                                                                                      -- ------------ --- -----------
                                                                                      $      798,540  $     448,476
                                                                                      == ============ === ===========

     b)   Consulting Fees

          During the three months ended March 31, 2004, the Company paid $33,000 (2003 - $18,000) in consulting fees to two companies controlled by directors of the Company, one of which was an officer of the Company who became a director in 2003 and one of which was a director and became an officer in 2003. Further, the Company paid or accrued $14,400 (2003 - $16,915) for project engineering services to the Company's Vice President of Project Development who is also an officer. Included in accounts payable is $9,149 (2003 - $Nil) owing to such officer of the Company.

     c)   Public Relation Fees

          The Company paid $15,000 to a company related to a director for public relations and governmental advisory services.

     d)   Rent Receivable

          The Company charged a company related by a common officer and a common director $1,500 (2003 - $1,500) in rent. The amount has been credited to rent expense as a recovery of rent costs and $14,206 (2003 - $7,786) has been accrued for unpaid rent.

                             SEA BREEZE POWER CORP.
                (Formerly International Powerhouse Energy Corp.)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (Unaudited)
                                 MARCH 31, 2004
                          (Stated in Canadian Dollars)

8.   LOAN PAYABLE

     The Company received loans of $187,330 (December 31, 2003 $78,000) from two shareholders. The loans bear interest at 10% per annum, are unsecured and are repayable on demand. Included in the loans payable is $8,631 of interest accrued to March 31, 2004.


9.   SHARE CAPITAL AND SHAREHOLDERS' EQUITY

     a)   Issued and Outstanding Common Shares

                                                                                  Number Of
                                                                                    Shares         Consideration
                                                                               ----------------- -------------------

        Balance, December 31, 2000                                                 2,214,604     $     4,322,098

        Shares issued for cash:
             Exercise of stock options                                                37,820              71,859
        Bonus shares issued                                                          196,400             294,600
                                                                               ----------------- -- ----------------

        Balance, December 31, 2001                                                 2,448,824           4,688,557

        Shares issued for cash:
              Exercise of stock options                                              122,000              15,860
        Conversion of debentures                                                  14,161,596           1,841,007
        Bonus shares issued                                                        3,180,000             318,000
                                                                               ----------------- -- ----------------

        Balance, December 31, 2002                                                19,912,420           6,863,424

        Shares issued for cash:
               Exercise of stock options                                             722,000             160,152
               Exercise of warrants                                                3,970,885             516,215
        Conversion of debentures                                                  13,217,845           1,787,620
                                                                               ----------------- -- ----------------

        Balance, December 31, 2003                                                37,823,150     $     9,327,411

        Shares issued for cash:
               Exercise of stock options                                               8,333               5,525
               Exercise of warrants                                                1,133,077             147,300
                                                                               ----------------- -- ----------------

        Balance, March 31, 2004                                                   38,964,560     $     9,480,236
        ====================================================================== ================= == ================


                             SEA BREEZE POWER CORP.
                (Formerly International Powerhouse Energy Corp.)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (Unaudited)
                                 MARCH 31, 2004
                          (Stated in Canadian Dollars)


9.   SHARE CAPITAL AND SHAREHOLDERS' EQUITY (Continued)

b) As at March 31, 2004, the Company had the following warrants to purchase common shares of the Company outstanding:


                  NUMBER OF                        XERCISE PRICE                EXPIRY
                  WARRANTS                                                       DATE
----------------------------------------------    ---------------     ---------------------------
                  6,226,806                            $0.13                June 20, 2004
                 12,230,769                            $0.13               February 7, 2005
                  2,500,000                            $0.15                April 16, 2008
                  1,500,000                            $0.15                April 16, 2008
           (Contingently issuable)
                  (Note 10)



c) At March 31, 2004, the Company has a fixed stock option plan. Under the policies of the TSX Venture Exchange ("TSXV"), the Company may grant incentive stock options up to a total of 20% of the Company's issued and outstanding common shares issued. At March 31, 2004, the Company may grant an additional 640,969 incentive stock options to purchase common shares of the Company.

     Beginning January 1, 2003, the Company applied the fair value method of accounting for all stock options granted. The stock options granted during the year 2003, ended December 31, 2003 vest in six month intervals over a period of 18 months from the date of grant. Stock based compensation of $83,715 referring to vested options granted during the year 2003, has been charged to operations. At February 7, 2004 the Company granted 2,300,000 options exercisable at $0.60 to directors, employees and non-employees. The stock options vest in six month intervals and expire February 6, 2006. Stock based compensation of $134,436 has been charged to operations. The fair value of option grants granted during the year 2003 was estimated on the date of grant using the Black-Scholes option pricing model using a risk free interest rate of 3.5%, a dividend yield of $Nil, expected life of 3.5 years, and volatility of 182%. The fair value of the options granted February 6, 2004 was estimated on the date of grant using the Black-Scholes option pricing model using a risk free interest rate of3.5%, a dividend yield of $Nil, expected life of 1.6 years, and volatility of 191%.

                             SEA BREEZE POWER CORP.
                (Formerly International Powerhouse Energy Corp.)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (Unaudited)
                                 MARCH 31, 2004
                          (Stated in Canadian Dollars)


9.   SHARE CAPITAL AND SHAREHOLDERS' EQUITY (Continued)


     The following table summarizes information about fixed stock options outstanding at March 31, 2004:

                                          OPTIONS OUTSTANDING                             OPTIONS EXERCISABLE
                          -----------------------------------------------------     ---------------------------------
                                                  WEIGHTED
            RANGE                                 AVERAGE          WEIGHTED                              WEIGHTED
              OF                                 REMAINING          AVERAGE                              AVERAGE
           EXERCISE            NUMBER           CONTRACTUAL        EXERCISE              NUMBER          EXERCISE
            PRICES           OUTSTANDING            LIFE             PRICE            EXERCISABLE         PRICE
      ------------------- ------------------ ------------------- --------------     ----------------- ---------------

      $    0.15-0.60          6,030,484          2.91 years      $  0.41                2,569,070     $   0.28


     A summary of changes in the Company's fixed stock option plan for the years ended March 31, 2004, 2003 and 2002 is as follows:

                                                                                           OPTIONS OUTSTANDING
                                                                                      ------------------------------
                                                                                                        WEIGHTED
                                                                                         NUMBER         AVERAGE
                                                                                           OF           EXERCISE
                                                                                         SHARES          PRICE
                                                                                      -------------- ---------------

        Balance, December 31, 2001                                                          67,500   $    1.90

        Granted                                                                          1,795,242        0.15
        Exercised                                                                         (122,000)       0.13
        Cancelled                                                                          (67,500)       1.90
                                                                                      -------------- --- -----------

        Balance, December 31, 2002                                                       1,673,242        0.15

        Granted                                                                          2,804,242        0.35
        Exercised                                                                         (722,000)       0.15
                                                                                      -------------- --- -----------

        Balance, December 31, 2003                                                       3,755,484   $    0.30
                                                                                      -------------- --- -----------

        Granted                                                                          2,300,000        0.60
        Exercised                                                                           (8,333)       0.35
        Cancelled                                                                          (16,667)       0.35
                                                                                      -------------- --- -----------

        Balance, March 31, 2004                                                          6,030,484        0.41


                             SEA BREEZE POWER CORP.
                (Formerly International Powerhouse Energy Corp.)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (Unaudited)
                                 MARCH 31, 2004
                          (Stated in Canadian Dollars)


9.   SHARE CAPITAL AND SHAREHOLDERS' EQUITY (Continued)


     d) Of the Company's issued and outstanding shares, 100,000 are held in escrow, their release being subject to regulatory approval.

     e) Changes in Contributed Surplus for the three months ending March 31, 2004 are as follows:

                                                                                March 31, 2004      Dec. 31, 2003
                                                                              ------------------- ------------------

          Balance, beginning of year                                          $     3,073,339     $     2,228,491

          Incentive stock options granted                                            1,075,490            898,140
          Incentive stock options exercised                                             (2,609)           (53,292)
          Incentive stock options expired                                               (5,218)           (53,292)
                                                                              --- --------------- -- ---------------

          Balance, end of quarter                                             $      4,141,003    $     3,073,339
                                                                              === =============== == ===============


10.  ACQUISITION OF SEA BREEZE ENERGY INC.

     On April 16,  2003 the  Company  acquired  100% of the shares of Sea Breeze
     Energy Inc. ("Sea Breeze"), a company developing projects to generate energy from wind power and incorporated under the Company Act of British Columbia, Canada.

     As consideration for the shares the Company is to pay 5% net profit royalties from proceeds of the sale of energy generated from the Sea Breeze wind power locations under development at the time of closing of the agreement and 5% of the net proceeds of any sale of such wind power properties, as well as to issue special warrants which allow the holder to acquire 4,000,000 common shares of the Company, of which 2,500,000 are exercisable upon closing of the transaction valued at their fair value of $336,819 using the Black-Scholes option pricing model. The exercise price of the special warrants is $0.15 per share. Any unexercised warrants expire on April 16, 2008.

     Of the remaining special warrants 1,000,000 are exercisable upon receipt of the first project approval certificate from the British Columbia Environmental Assessment Office, and 500,000 warrants are exercisable upon commencement of commercial wind generated power production. The value of the consideration of the remaining special warrants and the net profit royalties will be recorded when the amounts are due and payable.

                             SEA BREEZE POWER CORP.
                (Formerly International Powerhouse Energy Corp.)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (Unaudited)
                                 MARCH 31, 2004
                          (Stated in Canadian Dollars)


11.  INCOME TAXES

     A reconciliation of income taxes as of December 31, 2003 at statutory rates to the Company's effective income tax expense is as follows:


                                                                    December 31, 2003          Deember
                                                                                               31, 2002
                                                                   --------------------- ---------------------

      Net loss for the year                                        $     (3,656,004)     $      (935,950)
      Statutory tax rate                                                     38.0%               39.6%
                                                                   --- ----------------- -- ------------------

      Expected income tax provision                                $     (1,389,281)     $      (370,636)
      Non-deductible differences                                            901,856                  277
      Unrecognized tax losses and change in valuation allowance
                                                                            487,425              370,359
                                                                   --- ----------------- -- ------------------

      Income tax provision                                         $         -           $        -
                                                                   === ================= == ==================

     Future tax assets (liabilities) of the Company are as follows:

                                                                    December 31, 2003          Deember
                                                                                               31, 2002
                                                                   --------------------- ---------------------

      Capital assets                                               $         434,050     $       (197,728)
      Operating losses                                                     1,661,362            1,258,622
                                                                   --- ----------------- -- ------------------
                                                                           2,095,412            1,060,894
      Less:  Valuation allowance                                          (2,095,412)          (1,060,894)
                                                                   --- ----------------- -- ------------------

      Future tax asset (liability) recognized                      $          -          $         -
                                                                   === ================= == ==================

     As at December 31, 2003, the Company has incurred operating income tax losses totalling $4,235,637 which expire from 2004 to 2010 as follows:

                2004               $        72,709
                2005               $       120,944
                2006               $       117,669
                2007               $     1,081,930
                2008               $       650,080
                2009               $       928,851
                2010               $     1,263,454

     A valuation allowance has been recorded to reduce the net benefit recorded in the financial statements related to these future tax assets. The valuation allowance is deemed necessary as a result of the uncertainty associated with the ultimate realization of these tax assets.

                             SEA BREEZE POWER CORP.
                (Formerly International Powerhouse Energy Corp.)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (Unaudited)
                                 MARCH 31, 2004
                          (Stated in Canadian Dollars)


12.  FINANCIAL INSTRUMENTS

     a)   Fair Value of Short Term Financial Instruments

          The Company's financial instruments consist of cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities, amount due to and from related parties, convertible debenture interest payable, and long term debt. Unless otherwise stated, the fair value of the financial instruments approximates their carrying value.

     b)   Long Term Debt and Interest Rate Risk

          The Company's debentures detailed in Note 6 are all convertible at the option of the holders into common shares of the Company and are issued with interest payable at rates less than normal market rates under similar conditions without the conversion feature.

          Therefore, should the holder of such debentures not elect to exercise their conversion rights, replacement funds would not likely be available to repay the debentures on their respective maturity dates at equivalent rates. No reliable estimate can be made as to the financial amount of such risk.

                             SEA BREEZE POWER CORP.
                (Formerly International Powerhouse Energy Corp.)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (Unaudited)
                                 MARCH 31, 2004
                          (Stated in Canadian Dollars)



13. MATERIAL DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP)

     The Company prepares its financial statements in accordance with accounting principles generally accepted in Canada (Canadian GAAP), which differ in certain respects from those principles that the Company would have followed had its financial statements been prepared in accordance with the accounting principles generally accepted in the United States (U.S. GAAP). Significant differences between Canadian and U.S. GAAP, which affect the Company's financial statements, are described below, and their effect on the financial statements is summarized as follows:


     a)   Statements of Loss and Deficit and Balance Sheets

                                                                                   THREE MONTHS ENDING
                                                                       --------------------------------------------
                                                                               March                 March
                                                                             31, 2004               31, 2003
                                                                       ---------------------- ---------------------

          Net loss in accordance with Canadian GAAP
                                                                       $       (562,619)      $       (297,763)
               Deduct:
                   Project development (i)                                     (256,557)               (95,837
                   Interest accretion - convertible debentures (iv)
                                                                                 10,910                 11,530
                   Unrealized holding gain on marketable securities
                                                                                 25,000                     -
                                                                       -- ------------------- -- ------------------

          Net loss in accordance with U.S. GAAP (ii)
                                                                       $       (783,266)      $       (382,070)
                                                                       == =================== == ==================

          Loss per share - U.S. GAAP                                   $         (0.02)       $         (0.01)
                                                                       == =================== == ==================

          Weighted average shares outstanding - US GAAP
                                                                             38,508,714             33,465,265
                                                                       == =================== == ==================


                             SEA BREEZE POWER CORP.
                (Formerly International Powerhouse Energy Corp.)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (Unaudited)
                                 MARCH 31, 2004
                          (Stated in Canadian Dollars)



13.  MATERIAL  DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED
     ACCOUNTING PRINCIPLES (GAAP) (Continued)

     a)   Statements of Loss and Deficit and Balance Sheets (Continued)

                                                                                 March            December 31,
                                                                                  31,                 2003
                                                                                 2004
                                                                          -------------------- --------------------

          Total shareholders' equity - Canadian GAAP
                                                                          $      5,929,640     $      5,544,788
               Deduct:
               Project development expenditures                                 (6,737,777)          (6,481,220)
               Compensation expense escrow shares (iii)
                                                                                   (27,776)             (27,776)
               Interest accretion - convertible debentures (iv)
                                                                                    40,004               29,094
               Equity portion of convertible debenture reclassified to
                 long term debt (iv)
                                                                                  (218,209)            (218,209)
               Unrealized holding gain on marketable securities
                                                                                    25,000                1,535
                                                                          -- ----------------- -- -----------------

          Total shareholder's equity (deficit) - U.S. GAAP
                                                                          $       (989,117)    $     (1,151,788)
                                                                          == ================= == =================

          Project development expenditures -Canadian GAAP
                                                                          $      6,863,337     $     6,606,780

               Project expenditures expensed per U.S. GAAP (i)
                                                                               (6,737,777)          (6,481,220)
                                                                          -- ----------------- -- -----------------

          Project development expenditures - US GAAP (Classified as
            property, plant and equipment)
                                                                          $        125,560     $       125,560
                                                                          == ================= == =================

          Long term debt - Canadian GAAP                                  $        821,795     $       810,885

               Equity portion of convertible debt reclassified to long
                 term debt (iv)                                                    218,209             218,209
               Interest accretion - convertible debentures (iv)
                                                                                  (40,004)             (29,094)
                                                                          -- ----------------- -- -----------------

          Long term debt - US GAAP                                        $     1,000,000      $     1,000,000
                                                                          == ================= == =================


                             SEA BREEZE POWER CORP.
                (Formerly International Powerhouse Energy Corp.)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (Unaudited)
                                 MARCH 31, 2004
                          (Stated in Canadian Dollars)


13. MATERIAL DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP) (Continued)

     a)   Statements of Loss and Deficit and Balance Sheets (Continued)

          i) Under U.S. GAAP, the Company's project development costs, with the exception of land, would have been charged to expense as incurred, not capitalized on the balance sheet.

          ii) The Company accounts for the fair value of options granted to directors, employees and non-employees in accordance with the requirements of Canadian GAAP (see note 9 (c)), and those requirements are similar to the accounting prescribed in Accounting Principles Board Opinion No.25 ("APB 25"). Under U.S. GAAP is the fair value accounting provided for under FASB statement No.123 ("SFAS No.123"), and as revised under FASB statement No.148 ("SFAS No.148'), which requires the use of option valuation models. The fair value of those options was estimated using a Black-Scholes option pricing model with the following weighted average assumptions for the years ended December 31, 2003, 2002 and 2001; risk free rate of between 3.50%
               - 5.25 % all periods; dividend yield of $Nil for all periods, volatility factor of between 168% - 203%; and a weighted average expected life of the options granted in each year of 3.5 years. The fair value of options granted on February 6, 2004 (Expiry date February 7, 2006) was estimated using a Black-Scholes option pricing model with the weighted average assumptions for the 3 months period ending March 31, 2004; risk free rate of 3.5% all periods, dividend yield of $Nil for all periods, volatility factor of 191%; and a weighted average expected life of the options granted of 1.6 years.


          iii) Of the Company's issued and outstanding shares, 100,000 are held in escrow at March 31, 2004 (2003 - 100,000), to be released in accordance with a formula based on cash flow from operations incurred during the year and upon regulatory approval. For U.S. GAAP purposes, when the shares are released from escrow, a compensation expense is recognized for shares issued to those shareholders who have held or then hold positions that could affect the financial results of the Company, including employees, officers, directors and others. The amount of compensation expense to be recognized will be calculated based upon the difference between the price of the shares at the time they were placed in escrow and the fair value of the shares at the time of release of the shares from escrow. Canadian GAAP does not require the recognition of this additional compensation expense.

                             SEA BREEZE POWER CORP.
                (Formerly International Powerhouse Energy Corp.)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (Unaudited)
                                 MARCH 31, 2004
                          (Stated in Canadian Dollars)

13. MATERIAL DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP) (Continued)

     a)   Statements of Loss and Deficit and Balance Sheets (Continued)

          iv)  Interest   accretion  and  Equity  Portion  of  Convertible  Debt
               Instruments

               The Company accounts for its convertible debentures in accordance with Canadian GAAP. Canadian GAAP requires that the issuers of financial instruments which contain both a liability and an equity component should classify the instrument's component parts separately in accordance with the substance of the contractual arrangement upon the initial recognition of the instrument, and in accordance with the definitions of a financial liability and an equity instrument. As described in Note (6), the equity portion of the convertible debentures is accounted for separately. Interest expense is recorded for the equity portion of the instrument over the term of the debenture to its full face value.

               Under U.S. GAAP, Accounting Principles Board Opinion No.14 ("APB No.14") requires that no portion of the proceeds from the issuance of the convertible debt securities should be accounted for as attributable to the conversion feature. Under APB No.14, the debt portion of the instrument is considered to be inseparable from the conversion option. In other words, the debt and equity components of the instrument cannot exist independently of each other, therefore, they should not be accounted for as separate components. Accordingly, the equity portion of the convertible debt has been reclassified as long term debt and the additional interest expense resulting from the accretion of discount interest has been reversed for purposes of U.S. GAAP.

     b)   Statements of Cash Flows

                                                                                     THREE MONTHS ENDING
                                                                           ----------------------------------------
                                                                                 March           March 31, 2003
                                                                                  31,
                                                                                  2004
                                                                           ------------------- --------------------

          Cash flows from operations
               Canadian GAAP                                               $      (336,017)    $      (233,973)
               Project development expenditures                                   (256,556)            (95,837)
                                                                           -- ---------------- -- -----------------
               US GAAP                                                            (592,573)           (329,810)
                                                                           -- ---------------- -- -----------------

          Cash flows from investing activities
               Canadian GAAP                                                      (268,340)           (116,573)
               Project development expenditures                                    256,556              95,837
                                                                           -- ---------------- -- -----------------
               US GAAP                                                             524,896             (20,736)
                                                                           -- ---------------- -- -----------------

          Cash flows from financing activities
               Canadian GAAP and US GAAP                                         1,183,386              63,227
                                                                           -- ---------------- -- -----------------

                             SEA BREEZE POWER CORP.
                (Formerly International Powerhouse Energy Corp.)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (Unaudited)
                                 MARCH 31, 2004
                          (Stated in Canadian Dollars)


13. MATERIAL DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP) (Continued)

     c)   Loss Per Share

          For all periods indicated, the options and warrants outstanding are anti-dilutive and, therefore, diluted loss per share equals basic loss per share. Under U.S. GAAP, escrowed shares are excluded from the calculation of weighted average shares outstanding during the year. At March 31, 2004, there were 100,000 (2003 - 100,000) shares in escrow.

     d)   Joint Venture

          The Company has an interest in a jointly controlled entity, which has been proportionately consolidated in the Company's financial statements (Note (4) - "Slollicum"). For purposes of U.S. GAAP, their interests would be accounted for by the equity method. Net income, earnings per share, and shareholder's equity under U.S. GAAP are not impacted by the proportionate consolidation of the Company's interest in the jointly controlled entity, except to the extent of the development costs of the jointly controlled entity of $ 55,782, which would be expensed under U.S. GAAP.

     e)   Marketable Securities

          Under FASB  Statement  No.115,  equity  securities  that have  readily determinable fair values must be classified into one of two categories: available-for-sale, or trading; and they must be measured at fair value. Holding gains and losses for trading securities are to be included in earnings, while holding gains and losses for available-for-sale securities must be excluded from earnings and reported as a net amount in a separate component of shareholder equity until realized. The Company classifies its equity securities as trading securities for U.S. GAAP purposes. As such, the reporting of trading profits and losses, and unrealized profits and loses, based upon fair value adjustments, are included in the Company's earnings or losses. Unrealized holding gains would not be recognized under Canadian GAAP. However, under U.S. GAAP, the purchase and sale of trading securities would be recorded as cash inflows and outflows from operating activities on the consolidated statements of cash flows. Under Canadian GAAP, the cash inflows and outflows from trading securities are recorded as investing activities.

     f)   Recent Accounting Developments

          In May 2003, the Financial Accounting Standards Board (FASB) issued FAS No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity. This standard establishes how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. This standard becomes effective for financial instruments entered into or modified after May 31, 2003. As the statement does not affect the classification or measurement of convertible bonds which are similar to the Company's convertible debentures, the adoption of FAS No. 150 has no effect on the consolidated financial statements.

                             SEA BREEZE POWER CORP.
                (Formerly International Powerhouse Energy Corp.)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (Unaudited)
                                 MARCH 31, 2004
                          (Stated in Canadian Dollars)


14.  SUBSEQUENT EVENTS

     Subsequent to March 31, 2004, the Company:

     a) granted incentive stock options to two consultants to purchase 150,000 common shares of the Company at $0.60 per share until May 25, 2007.

     b) has made a $10,000 equity investment in an Ontario, Canada based company engaged in the research and development of intermediate-scale hydrogen production and storage systems.

     c) announced the closing of a US$818,500 Private Placement for 2,046,250 units of the Company of US$0.40. Each unit consists of one common share of the Company and one-half a share purchase warant. Each full warrant entitles the holder to purchase one additional share at a price of US$0.60 per share during the first year and at a price of US$0.80 per share in the second year from closing.

CANADA                              [LOGO OMITTED]
Province of British Columbia                                  NO.        185,415




                                 "Companies Act"

                              I hereby certify that


                     NORTHERN HORIZON RESOURCE CORPORATION
           has this day been incorporated under the "Companies Act."



                             GIVEN under my hand and Seal of office at Victoria,

                             Province of British Columbia, this -18th-     day

[SEAL OMITTED]               of January , one thousand nine

                             hundred and seventy-nine


                                                              /s/"M J. Jon"
                                                         Registrar of Companies.

ORIGINAL WAS
FILE AND REGISTERED               COMPANIES ACT            CERTIFIED TRUE COPIES
JAN 18 1979                                                          JAN 18 1979
M. A. Jorre de St. Jorre                                             "Signature"
REGISTRAR OF COMPANIES                             Deputy Registrar of Companies
                                            for the Province of British Columbia

                                   MEMORANDUM

We wish to be formed into a company with limited liability under the "Companies Act" in pursuance of this Memorandum.


1. The name of the Company is NORTHERN HORIZON RESOURCE CORPORATION.

2. The authorized capital of the Company consists of Five Million (5,000,000) shares without par value.

2. We agree to take the number of shares in the Company set opposite our names.


FULL NAMES, RESIDENT ADDRESSES                   NUMBER OF SHARES TAKEN
AND OCCUPATIONS OF SUBSCRIBERS                        BY SUBSCRIBERS



/s/"Daniel William Small"                               One      (1)
------------------------------------
DANIEL WILLIAM SMALL
3435 West 55th Avenue
Vancouver, B.C. V6N 3X4
Solicitor

/s/"Helen Faiers"                                       One     (1)
--------------------------------------------
HELEN FAIERS
308 - 2092 West 2nd Avenue
Vancouver, B.C. V6J 1J4
Secretary



TOTAL SHARES TAKEN:                                      Two (2)



DATED the 16th day of January, A.D.  1979.

WITNESS to the above signature:            /s/"J. Melville Roberts"
                                    -----------------------------------
                                           Jennifer Melville Roberts
                                           1946 West 44th Avenue
                                           Vancouver, B.C. V6M 2E7
                                           Bookkeeper

        CANADA                                                            NUMBER
PROVINCE OF BRITISH COLUMBIA                                              185415


                                 [LOGO OMITTED]
                          Province of British Columbia
                   Ministry of Consumer and Corporate Affairs
                             REGISTRAR OF COMPANIES
                                   COMPANY ACT
                                   Certificate

                              I HEREBY CERTIFY THAT

                      NORTHERN HORIZON RESOURCE CORPORATION





                    HAS THIS DAY CHANGED ITS NAME TO THE NAME


                       GOLDEN HORIZON RESOURCE CORPORATION



                                          GIVEN UNDER MY HAND AND SEAL OF OFFICE

                                          AT VICTORIA, BRITISH COLUMBIA,

                                          THIS 12TH DAY OF SEPTEMBER, 1985
[SEAL OMITTED]

                                          /s/"Roberta J. Lowdon"


                                          ROBERTA J. LOWDON
                                          DEPUTY REGISTRAR OF COMPANIES

                                            I HEREBY CERTIFY THAT THIS IS A COPY
                                            OF A DOCUMENT FILED WITH THE
                                            REGISTRAR OF COMPANIES ON

                                            SEP 12 1985
                                            /s/"Roberta J. Lowdon"
                                            DEPUTY. REGISTRAR OF COMPANIES
                                            FOR THE PROVINCE OF BRITISH COLUMBIA


                                     FORM 21
                                  (SECTION 371)
                          PROVINCE OF BRITISH COLUMBIA

                                                        Certificate of
                                                        Incorporation #185,415


                                   COMPANY ACT

                                SPECIAL RESOLUTION

The following Special Resolutions were passed by the undermentioned Company on the date stated:

Name of Company: NORTHERN HORIZON RESOURCE CORPORATION

Date Resolutions passed: July 29, 1985
                         ----------------------------------------------

Resolutions:

"Upon motion duly moved and seconded, it was resolved as a special resolution that the authorized and issued common share capital of the Company be consolidated on a four for one basis with the authorized share capital being reduced to 2,500,000 shares without par value and every four issued common shares of the Company being consolidated into one common share; any fractions of shares resulting from such consolidation being cancelled.

Upon motion duly moved and seconded, it was resolved by a special resolution that:

1. the authorized common share capital of the Company be increased by increasing the number of common shares without par value from 2,500,000 to 10,000,000 without par value;

2. paragraph 2 of the Memorandum of the Company be altered to read as follows:

          2. The authorized capital of the Company consists of TEN MILLION (10,000,000) common shares without par value.

3. Attached hereto as Appendix 1 is the Memorandum as altered by these resolutions.

Upon motion duly moved and seconded, it was resolved as a special resolution that the Memorandum be altered by changing the name of the Company from Northern Horizon Resource Corporation to Golden Horizon Resource Corporation, or such other name as decided upon by the directors and approved by regulatory authorities and that the Memorandum be altered accordingly."

Altered Memorandum attached hereto as Appendix 1.


Certified a true copy this 14th day of August, 1985.


                     (Signature)                     /s/"signed"
                     -----------------------------------------------

                     (Relationship to Company)       President
                     ---------------------------------------------------

                                   Appendix 1

                                   MEMORANDUM
                       (As altered by Special Resolution
                              dated July 29, 1985)

                                       of

                     NORTHERN HORIZON RESOURCE CORPORATION

1.   The name of the Company is "GOLDEN HORIZON RESOURCE CORPORATION".

2. The authorized capital of the Company consists of TEN MILLION (10,000,000) common shares without par value.

                                            I HEREBY CERTIFY THAT THESE ARE
                                            COPIES OF DOCUMENTS FILED WITH THE
                                            REGISTRAR OF COMPANIES ON
                 FORM 21                    FEB 26 1987
             (SECTION 371)                  /s/"signed"
        PROVINCE OF BRITISH COLUMBIA        REGISTRAR OF COMPANIES
                                            FOR THE PROVINCE OF BRITISH COLUMBIA

                      Certificate of incorporation #185415

                                   COMPANY ACT

                               SPECIAL RESOLUTION


The following speicial resolution was passed by the undermentioned company on the date signed:

Name of Company:                GOLDEN HORIZON RESOURCE CORPORATION
                                -----------------------------------
Date Resolution passed: December 29, 1986
                        -----------------


Resolution:

"Resolved, as a special resolution, that:


              1) The authorized capital of the Company be increased from 10,000,000 common shares without par value to 50,000,000 shares, divided into 40,000,000 common shares without par value and 10,000,000 preferred shares without par value, the preferred shares having attached thereto the special rights and restrictions set out in Part 27 of the Articles of the Company.

             2) Paragraph 2 of the Company's Memorandum be altered to give effect to the changes in authorized capital."


Altered Memorandum attached hereto as Schedule "A".

Certified a true copy this 21st day of January, 1987.


                                       (Signature) /s/"signed"

                                       (Relationship to company) solicitor

                                  SCHEDULE "A"

                                   MEMORANDUM

                       (as altered by special resolution
                            dated December 29, 1986)

                                       of

                      GOLDEN HORIZON RESOURCE CORPORATION

1.   The name of the company is "GOLDEN HORIZON RESOURCE CORPORATION".

2.   The   authorized   capital  of  the  Company   consists  of  fifty  million
     (50,000,000) common shares without par value divided as follows.

     a)   40,000,000 common shares without par value;
     b)   10,000,000 preferred shares without par value.

CANADA                                                                    NUMBER
PROVINCE OF BRITISH COLUMBIA                                              185415


                                 [LOGO OMITTED]
                          Province of British Columbia

                   Ministry of Finance and Corporate Relations

                             REGISTRAR OF COMPANIES


                                   COMPANY ACT

                                   CERTIFlCATE



                              I HEREBY CERTIFY THAT


                       GOLDEN HORIZON RESOURCE CORPORATION



                    HAS THIS DAY CHANGED ITS NAME TO THE NAME


                            GHZ RESOURCE CORPORATION


[SEAL OMITTED]

                     GIVEN, UNDER MY HAND AND SEAL OF OFFICE

                          AT VICTORIA, BRITISH COLUMBIA

                          THIS 2ND DAY OF JANUARY, 1990



                          /s/"David W. Boyd"


                          DAVID W. BOYD
                          REGISTRAR OF COMPANIES

                                         I HEREBY CERTIFY THAT THIS IS A COPY
                                         OF A DOCUMENT FILED WITH THE
                                         REGISTRAR OF COMPANIES ON
                                         JAN 02 1990
                                         Certificate of Incorporation
                                         No. 185415 /s/"signature"
                                         ASSISTANT DEPUTY REGISTRAR OF COMPANIES
                                         FOR THE PROVINCE OF BRITISH COLUMBIA

                                     FORM 21
                                  (Section 371)

                                   COMPANY ACT

                               SPECIAL RESOLUTION

The following special resolution was passed by the undermentioned Company on the date stated:

Name of Company - GOLDEN HORIZON RESOURCE CORPORATION

Date resolution passed - September 26, 1989

Resolution:

Be It Resolved By Special Resolution that:

          1. The authorized capital of the Company be altered by consolidating all of the 50,000,000 shares, divided into 40,000,000 common shares without par value of which 3,735,926 are issued and outstanding and 10,000,000 preferred shares without par value of which no shares are outstanding, to an authorized capital of 10,000,000 common shares without par value of which 933,981.5 will be issued and outstanding and 2,500,000 preferred shares without par value whereby four of the old common shares will be consolidated into one new common share.


          2. The authorized capital of the Company be increased from 10,000,000 common shares without par value of which 933,981.5 are issued and 2,500,000 preferred shares without par value to 50,000,000 shares, divided into 40,000,000 common shares without par value of which 933,981.5 common shares are issued and 10,000,000 preferred shares without par value, all shares issued and unissued ranking pari passu.


          3. Paragraph 2 of the Memorandum of the Company be altered to show the new authorized capital of the Company as 50,000,000 shares, divided into 40,000,000 common shares without par value and 10,000,000 preferred shares without par value.


          4. The name of the Company be changed from "Golden Horizon Resource Corporation" to "GHZ Resource Corporation" or such other name as may be approved by the Directors, the Registrar of Companies and the Vancouver Stock Exchange.

          5. Paragraph 1 of the Memorandum of the Company be altered to show the new name of the Company.


                   Certified a true copy this 4th day of December , 1989.


                                       Signature        /s/"Albert Raponi"
                                                         ALBERT RAPONI
                     Relationship to the Company - SOLICITOR

***A copy of the memorandum as altered is attached hereto as Schedule "A".

                                  SCHEDULE "A"

                                   COMPANY ACT

                               ALTERED MEMORANDUM

          (As altered by Special Resolution passed: September 26, 1989)


                            GHZ RESOURCE CORPORATION


          1.       The name of the Company is GHZ RESOURCE CORPORATION.

          2. The authorized capital of the Company consists of FIFTY MILLION (50,000,000) shares divided into FORTY MILLION (40,000,000) common shares without par value and TEN MILLION (10,000,000) preferred shares without par value.

                                                                   Number 185415

                                 [LOGO OMITTED]
                                  CERTIFICATE
                                       OF
                                 CHANGE OF NAME
                                   COMPANY ACT


         CANADA

      PROVINCE OF BRITISH COLUMBIA





                              I Hereby Certify that

                            GHZ RESOURCE CORPORATION

                        has this day changed its name to

                        CANADIAN RESERVE GOLD CORPORATION




                              Issued under my hand at Victoria, British Columbia
                                         on June 09, 1994

[SEAL OMITTED]
                                         /s/"John S. Powell"

                                         JOHN S. POWELL
                                         Registrar of Companies

                                            I HEREBY CERTIFY THAT THIS IS A COPY
                                            OF A DOCUMENT FILED WITH THE
                                            REGISTRAR OF COMPANIES ON
                                            JUN - 9 1994
                                            /s/"V. ADAM"
                                            for      REGISTRAR OF COMPANIES
                                            FOR THE PROVINCE OF BRITISH COLUMBIA

                                     FORM 21
                                  (Section 371)

                          PROVINCE OF BRITISH COLUMBIA

                                 Certificate of
                            Incorporation No. 185415

                                   COMPANY ACT

                               SPECIAL RESOLUTION

         The following special resolutions were passed by the undermentioned Company on the date stated:

Name of Company:                GHZ RESOURCE CORPORATION

Date resolution passed:         May 14, 1993

Resolution:

"RESOLVED as a Special Resolution that:

                 (a) the name of the Company be changed from GHZ RESOURCE CORPORATION to CANADIAN RESERVE GOLD CORPORATION or such other name as may be approved by the Board of Directors and acceptable to the Registrar of Companies and the Vancouver Stock Exchange;

                 (b) the Memorandum of the Company be altered to reflect the change of name so that it shall be in the form presented to the Meeting and attached as Schedule `A' to this Resolution."


         CERTIFIED a true copy this 9 day of July, 1993.






                           (Signature) /s/"J. Hogg"
                           (Relationship to Company) Solicitor

                                  Schedule "A"


                               FORM 1 (Section 5)


                                   COMPANY ACT


                               ALTERED MEMORANDUM

              (as Altered by Special Resolution dated May 14, 1993)



      1.     The name of the Company is "CANADIAN RESERVE GOLD CORPORATION".

      2. The authorized capital of the Company consists of 50,000,000 shares divided into 40,000,000 common shares without par value and 10,000,000 preference shares without par value.

                                                                   Number 185415

                                 [LOGO OMITTED]
                                   CERTIFICATE
                                       OF
                                 CHANGE OF NAME
                                   COMPANY ACT


          CANADA

    PROVINCE OF BRITISH COLUMBIA





                              I Hereby Certify that

                        CANADIAN RESERVE GOLD CORPORATION

                        has this day changed its name to

                          CHRISTINA GOLD RESOURCES LTD.




[SEAL OMITTED]
                              Issued under my hand at Victoria, British Columbia on April 17, 1996


                              /s/"John S. Powell"


                              JOHN S. POWELL
                              Registrar of Companies

                          PROVINCE OF BRITISH COLUMBIA
                                     FORM 21
                                  (Section 371)
I CERTIFY THIS IS A COPY OF A
DOCUMENT FILED ON
APR 1 7 1996                                            Certificate of
                                                        Incorporation No. 185415
12    JOHN S. POWELL
  REGISTRAR OF COMPANIES
PROVINCE OF BRITISH COLUMBIA

                                   COMPANY ACT
                               SPECIAL RESOLUTION


    The following special resolutions were passed by the undermentioned company on the date stated:
Name of Company:           CANADIAN RESERVE GOLD CORPORATION

Date resolution passed:    March 5, 1996

Resolution:

 "RESOLVED as a Special Resolution that:

         (a) the name of the Company be changed from "Canadian Reserve Gold Corporation" to "Christina Gold Resources Ltd." or such other name as may be approved by the Board of Directors and is acceptable to the Registrar of Companies and the Vancouver Stock Exchange;

         (b) that the authorized capital of the Company be altered by consolidating all of the 40,000,000 common shares without par value into 8,000,000 common shares without par value, every five (5) of such shares being consolidated into one (1) common share;

         (c) the authorized capital of the Company be increased from 8,000,000 common shares without par value to 40,000,000 common shares without par value;

         (d) the Memorandum of the Company be altered to reflect the change of name, consolidation of share capital and increase in the authorized capital of the Company as set out in Schedule "A" attached hereto.

   CERTIFIED a true copy the  20 day of March , 1996.
                             ------------------------
                             (Signature) /s/"J Hogg"
                             (Relationship to Company) Solicitor

                                  SCHEDULE "A"

                               FORM 1 (Section 5)

                          PROVINCE OF BRITISH COLUMBIA


                                   COMPANY ACT



                               ALTERED MEMORANDUM

                                       OF

                        CANADIAN RESERVE GOLD CORPORATION


             (as Altered by Special Resolution dated March 5, 1996)


1. The name of the Company is "CHRISTINA GOLD RESOURCES LTD.".

2. The authorized capital of the Company consists of FIFTY MILLION (50,000,000) shares divided into:

         (a) 40,000,000 common shares without par value; and

         (b) 10,000,000 Class "A" Preference Shares without par value.

The special rights and restrictions attached to the Class "A" Preference Shares are set out in the Articles of the Company.

                                                                 NUMBER:  185415

                                 [LOGO OMITTED]
                                   CERTIFICATE
                                       OF
                                 CHANGE OF NAME
                                   COMPANY ACT

                              I Hereby Certify that




                          CHRISTINA GOLD RESOURCES LTD.




                        has this day changed its name to



                             POWERHOUSE ENERGY CORP.



[SEAL OMITTED]
                              Issued under my hand at Victoria, British Columbia on December 10, 1998


                              /s/"John S. Power"

                              JOHN S. POWELL
                              Registrar of Companies
                              PROVINCE OF BRITISH COLUMBIA
                              CANADA

                          PROVINCE OF BRITISH COLUMBIA
                                     FORM 19
                                  (Section 348)

I CERTIFY THIS IS A COPY OF A
DOCUMENT FILED ON
                                                        Certificate of
DEC 10 1998                                             Incorporation No. 185415
11      JOHN S. POWELL
REGISTRAR OF COMPANIES
PROVINCE OF BRITISH COLUMBIA

                                   COMPANY ACT
                               SPECIAL RESOLUTION

     The following special resolutions were passed by the under-mentioned company on the date stated:

Name of Company:                             CHRISTINA GOLD RESOURCES LTD.

Date resolution passed:                      November 19, 1998

Resolution:

"RESOLVED as a Special Resolution that:

           (a) the name of the Company be changed from "Christina Gold Resources Ltd." to "Powerhouse Energy Corp." or such other name as may be approved by the Board of Directors and is acceptable to the Registrar of Companies and the Vancouver Stock Exchange;

           (b) the authorized capital of the Company be altered by consolidating all of the 40,000,000 common shares without par value into 20,000,000 common shares without par value and all of the 10,000,000 Class "A" preference shares without par value into 5,000,000 Class "A" preference shares, every two of such shares being consolidated into one share;

           (c) the authorized capital of the Company be increased from 20,000,000 common shares without, par value to 100,000,000 common shares without par value and from 5,000,000 Class "A" preference shares without par value to 10,000,000 Class "A" preference shares without par value;

           (d) the Memorandum of the Company be altered to reflect the change of name, consolidation of share capital and increase in the authorized capital of the Company, so that it shall be in the form set out in Schedule "A" attached hereto."

   CERTIFIED a true copy the 7 day of December, 1998.
                             ------------------------
                             (Signature) /s/"J Hogg"
                             (Relationship to Company) Solicitor

                                  SCHEDULE "A"



                               FORM I (Section 5)

                          PROVINCE OF BRITISH COLUMBIA



                                   COMPANY ACT


                               ALTERED MEMORANDUM

                                       OF

                          CHRISTINA GOLD RESOURCES LTD.

           (as Altered by Special Resolution dated November 19, 1998)



1.       The name of the Company is "POWERHOUSE ENERGY CORP.".

2. The authorized capital of the Company consists of 100,000,000 common shares without par value and 10,000,000 Class "A" preference shares without par value.


The special rights and restrictions attached to the Class "A" preference shares are set out in the Articles of the Company.

                                                                  NUMBER: 185415
[LOGO OMITTED]

                                   CERTIFICATE
                                       OF
                                 CHANGE OF NAME
                                   COMPANY ACT



                              I Hereby Certify that



                             POWERHOUSE ENERGY CORP.



                        has this day changed its name to



                      INTERNATIONAL POWERHOUSE ENERGY CORP.


[SEAL OMITTED]
                              Issued under my hand at Victoria, British Columbia on September 17, 2001


                              /s/"John S. Powell"

                              JOHN S. POWELL
                              Registrar of Companies
                              PROVINCE OF BRITISH COLUMBIA
                              CANADA

                          PROVINCE OF BRITISH COLUMBIA
                                     FORM 19
                                  (Section 348)

I CERTIFY THIS IS A COPY OF A
DOCUMENT FILED ON
                                                        Certificate of
SEP 17 2001                                             Incorporation No. 185415
                                    COMPANY ACT
11      JOHN S. POWELL
REGISTRAR OF COMPANIES             SPECIAL RESOLUTION
PROVINCE OF BRITISH COLUMBIA


         The following special resolutions were passed by the under-mentioned company on the date stated:

Name of Company:                    POWERHOUSE ENERGY CORP.

Date resolution passed:             June 18, 2001

Resolution:

"RESOLVED as a Special Resolution that:

         (a) the name of Powerhouse Energy Corp. be changed to "International Powerhouse Energy Corp." or such other name as the board of directors may approve;

         (b) that the authorized capital of the Company be altered by consolidating all of the 100,000,000 common shares without par value into 10,000,000 common shares without par value and all of the 10,000,000 Class "A" preference shares without par value into 1,000,000 Class "A" preference shares, every ten
                  (10) of such shares being consolidated into one (1) share;

         (c) the authorized capital of the Company be increased from 10,000,000 common shares without par value to 100,000,000 common shares without par value and from 1,000,000 Class "A" preference shares without par value to 10,000,000 Class "A" preference shares without par value;

         (d) the Memorandum of Powerhouse Energy Corp. be altered to reflect the foregoing change so that it shall be in the form of the Altered Memorandum attached hereto and marked Schedule "A".

CERTIFIED a true copy the  17       day of August, 2001.
                          ----------


                                       (Signature) /s/"signed"
                                       (Relationship to Company)  Solicitor

                                  SCHEDULE "A"

                               ALTERED MEMORANDUM


                    Province of British Columbia Company Act

                               ALTERED MEMORANDUM
           (as altered by Special Resolution passed on June 18, 2001)

                                       of

                             POWERHOUSE ENERGY CORP.



1.       The name of the Company is "INTERNATIONAL POWERHOUSE ENERGY CORP.".

2. The authorized capital of the Company consist of 100,000,000 common shares without par value and 10,000,000 Class "A" preference shares without par value.

The special rights and restrictions attached to the Class "A" preference shares are set out in the Articles of the Company.

                                                                  NUMBER: 185415

[LOGO OMITTED]
                                   CERTIFICATE
                                       OF
                                 CHANGE OF NAME
                                   COMPANY ACT

                              I Hereby Certify that



                      INTERNATIONAL POWERHOUSE ENERGY CORP.



                        has this day changed its name to


                             SEA BREEZE POWER CORP.




                              Issued under my hand at Victoria, British Columbia on July 29, 2003

                              /s/"John S. Powell"
[SEAL OMITTED]
                              JOHN S. POWELL
                              Registrar of Companies
                              PROVINCE OF BRITISH COLUMBIA
                              CANADA

                                 [LOGO OMITTED]
                                     British
                                    Columbia
                                     Form 19
                                  (Section 348)
I CERTIFY THIS IS A COPY OF A                           Certificate of
DOCUMENT FILED ON                                       Incorporation No. 185415

                                   COMPANY ACT
                               SPECIAL RESOLUTION

Jul 29, 2003
JOHN S. POWELL
REGISTRAR OF COMPANIES
PROVINCE OF BRITISH COLUMBIA

The following special resolution was passed by the undermentioned company on the date stated:

Name of company:                    INTERNATIONAL POWERHOUSE ENERGY CORP.

Date resolution passed:             June 6, 2003

Resolution:

"RESOLVED as a Special Resolution that:

(a) the name of the Company be changed from "International Powerhouse Energy Corp." to "Sea Breeze Power Corp." or such other name as may be approved by the board of directors and is acceptable to the Registrar of Companies and the TSX Venture Exchange;

(b) the authorized capital of the Company be increased from 100,000,000 common shares without par value to 200,000,000 common shares without par value; and the preference shares increased from 10,000,000 Class "A" preference shares without par value to 20,000,000 Class "A" preference shares without par value;

(c) the Memorandum of the Company be altered to reflect the change of name and the increase of the authorized capital of the Company, so that it shall be in the form set out in Schedule "A" to the Information Circular; and

(d) the directors of the Company are authorized to effect or abandon any of the foregoing special resolutions approving the name change before they are enacted on without further approvals of the shareholders."

Certified a true copy July 7, 2003.

                            (Signature) /s/"J Hogg"

                            (Relationship to Company)         Solicitor


Internet:         www.fin.gov.bc.ca/registries
Note:
(a)      Insert text of special resolution.
(b)      See section 1 (1) for definition of "special resolution".

                                  SCHEDULE "A"

                               ALTERED MEMORANDUM

                    Province of British Columbia Company Act

                               ALTERED MEMORANDUM
            (as altered by Special Resolution passed on June 6, 2003)

                                       of

                             SEA BREEZE POWER CORP.


1. The name of the Company is Sea Breeze Power Corp.

2. The authorized capital of the Company consists of 200,000,000 common shares without par value and 20,000,000 Class "A" preference shares without par value.

The special rights and restrictions attached to the Class "A" preference shares are set out in the Articles of the Company.

                                    ARTICLES
                                       of

                       GOLDEN HORIZON RESOURCE CORPORATION


                                TABLE OF CONTENTS

PART              ARTICLE                   SUBJECT
1                 INTERPRETATION
                  1.1                       Definitions
                  1.2                       References to Writing
                  1.3                       Included Meanings
                  1.4                       Definitions Same as Company Act
                  1.5                       Interpretation Act Rules of Construction Apply

2                 SHARES
                  2.1                       Form of Certificate
                  2.2                       Entitlement of Joint Owners to Certificate
                  2.3                       Certificate for Redeemable Shares
                  2.4                       Delivery of Certificates
                  2.5                       Mechanically Reproduced Signatures
                  2.6                       Recognition of Trusts

3                 ISSUE OF SHARES
                  3.1                       Directors Authorized
                  3.2                       Commissions and Brokerage

4                 SHARE REGISTERS
                  4.1                       Branch Registers of Members

5                 TRANSFER
                  OF SHARES
                  5.1                       Directors' Consent Required
                  5.2                       Transfer of Shares
                  5.3                       Execution of Instrument of Transfer
                  5.4                       Enquiry as to Title not Required
                  5.5                       Submission of Instruments of Transfer
                  5.6                       Transfer Fee

6                 ALTERATION OF
                  CAPITAL
                  6.1                       Increase of Authorized Capital by Ordinary Resolution
                  6.2                       New Shares Subject to Articles

7                 PURCHASE AND
                  REDEMPTION OF
                  SHARES
                  7.1                       Company Authorized to Purchase its Shares
                  7.2                       Partial Redemption of Shares



PART              ARTICLE                   SUBJECT
8                 BORROWING POWERS
                  8.1                       Powers of Directors
                  8.2                       Features of Debt Obligations
                  8.3                       Branch Register of Debentureholders
                  8.4                       Mechanically Reproduced Signatures

9                 GENERAL MEETINGS
                  9.1                       Extraordinary General Meetings
                  9.2                       Calling of Extraordinary General Meetings
                  9.3                       Notice of General Meeting
                  9.4                       Postponement of Meeting Following Advance Notice
                  9.5                       Notice of General Meeting at which Document to be Considered

10                PROCEEDINGS AT
                  GENERAL MEETINGS
                  10.1                      Special Business
                  10.2                      Requirement for Quorum
                  10.3                      Quorum
                  10.4                      Lack of Quorum
                  10.5                      Chairman
                  10.6                      Alternate Chairman
                  10.7                      Solicitor as Chairman
                  10.8                      Adjournments
                  10.9                      Resolutions Need Not be Seconded
                  10.10                     Decisions by Show of Hands or Poll
                  10.11                     Casting Vote
                  10.12                     Chairman to Determine Disputes
                  10.13                     Polls
                  10.2                      Casting of Votes
                  10.2                      Ordinary Resolution Sufficient

11                VOTES OF MEMBERS
                  11.1                      Number of Votes Per Share or Member
                  11.2                      Representative of Corporate Member
                  11.3                      Corporate Member May Appoint Proxyholder
                  11.4                      Votes by Joint Holders
                  11.5                      Votes by Committee for a Member
                  11.6                      Committee May Appoint Proxyholder
                  11.7                      Appointment of Proxyholders
                  11.8                      Execution of Form of Proxy
                  11.9                      Deposit of Proxy
                  11.10                     Chairman to Determine Validity
                  11.11                     Form of Proxy
                  11.12                     Revocation of Proxy

12                CLASS AND
                  SERIES MEETINGS
                  12.1                      General Meeting Provisions Apply




PART              ARTICLE                   SUBJECT
13                DIRECTORS
                  13.1                      First and Succeeding Directors
                  13.2                      Remuneration and Expenses of Directors
                  13.3                      Qualification of Directors

14                ELECTION AND
                  REMOVAL OF
                  DIRECTORS
                  14.1                      Election at Annual General Meetings
                  14.2                      Eligibility of Retiring Directors
                  14.3                      Continuance of Directors
                  14.4                      Election of Less than Fixed Number of Directors
                  14.5                      Filling a Casual Vacancy
                  14.6                      Additional Directors
                  14.7                      Alternate Directors
                  14.8                      Termination of Directorship

15                POWERS AND DUTIES
                  OF DIRECTORS
                  15.1                      Management of Affairs and Business
                  15.2                      Appointment of Attorney

16                DISCLOSURE
                  OF INTEREST
                  OF DIRECTORS
                  16.1                      Quorum re Proposed Contract
                  16.2                      Director May Hold Office or Place of Profit with Company
                  16.3                      Director Acting in Professional Capacity
                  16.4                      Director Receiving Remuneration from Other Interests

17                PROCEEDINGS OF
                  DIRECTORS
                  17.1                      Chairman and Alternate
                  17.2                      Meetings - Procedure
                  17.3                      Meetings by Conference Telephone
                  17.4                      Notice of Meeting
                  17.5                      Waiver of Notice of Meetings
                  17.6                      Quorum
                  17.7                      Continuing Directors May Act During Vacancy
                  17.8                      Validity of Acts of Directors
                  17.9                      Resolution in Writing

18                EXECUTIVE AND
                  OTHER COMMITTEES
                  18.1                      Appointment of Executive Committee
                  18.2                      Appointment of Committee
                  18.3                      Procedure in Writing

19                OFFICERS
                  19.1                      President and Secretary Required
                  19.2                      Qualification, Remuneration and Duties of Officers




PART              ARTICLE                   SUBJECT
20                INDEMNITY AND
                  PROTECTION OF
                  DIRECTORS
                  AND EMPLOYEES
                  20.1                      Indemnification of Directors
                  20.2                      Indemnification of Officers, Employees and Agents
                  20.3                      Indemnification not Invalidated by Non-compliance
                  20.4                      Insurance

21                DIVIDENDS AND
                  RESERVES
                  21.1                      Declaration of Dividends
                  21.2                      Date of Payment
                  21.3                      Proportionate to Number of Share Held
                  21.4                      Reserves
                  21.5                      Receipts from Joint Holders
                  21.6                      No Interest on Dividends
                  21.7                      Payments of Dividends
                  21.8                      Capitalization of Undistributed Surplus

22                ACCOUNTING
                  RECORDS
                  22.1                      Accounts to be Kept
                  22.2                      Inspection of Accounts

23                NOTICES
                  23.1                      Method of Giving Notice
                  23.2                      Notice to Joint Holders
                  23.3                      Notice to Personal Representative
                  23.4                      Persons to Receive Notice

24                SEAL
                  24.1                      Affixation of Seal to Documents
                  24.2                      Inspection of Accounts

25                MECHANICAL
                  REPRODUCTION
                  OF SIGNATURES
                  25.1                      Mechanical Reproduction of Signatures
                  25.2                      Instrument Defined


                          PROVINCE OF BRITISH COLUMBIA
                                   COMPANY ACT
                                    ARTICLES
                                       OF

                       GOLDEN HORIZON RESOURCE CORPORATION

                                     PART 1
                                 INTERPRETATION

     1.1. In these articles, unless there is something in the subject or context inconsistent therewith: "Board", "Board of Directors" and "directors" mean the directors or sole director of the company for the time being.
     "company" means the company named at the head of these articles.
     "Company Act" means the Company Act of the Province of British Columbia as from time to time enacted and all amendments thereto and includes the regulations made pursuant thereto.
     "registered owner" or "registered holder" when used with respect to a share in the authorized capital of the company means the person registered in the register of members in respect of such share.
     "solicitor of the company" means any partner, associate or articled student of the law firm retained by the company in respect of the matter in connection with which the term is used.

     1.2. References in these artic1es to writing shall be construed as including references to printing, lithography, typewriting, photography and other modes of representing or reproducing words in a visible form.

     1.3. Words in these articles importing the singular include the plural, and vice versa, and words importing a male person include a female person and a corporation.

     1.4. Any words or phrases defined in the Company Act shall, if not inconsistent with the subject or context, bear the same meaning when used in these articles.

     1.5. The rules of construction  contained in the  Interpretation Act of the
Province  of  British   Columbia   shall  apply,   mutatis   mutandis,   to  the
interpretation of these articles.

                                     PART 2
                          SHARES AND SHARE CERTIFICATES

       2.1. Subject to the requirements of the Company Act, every share certificate issued by the company shall be in such form as the directors approve.

       2.2. In respect of shares held jointly by several persons~ the company shall not be bound to issue more than one certificate, and delivery of a certificate for such shares to one of several joint registered holders or to his duly authorized agent shall be sufficient delivery to all.

       2.3. The company shall not be bound to issue certificates representing redeemable shares if such shares are to be redeemed within one month of the date on which they were allotted.

       2.4. Any share certificate may be sent through the mail by registered prepaid mail to the member entitled thereto, and neither the company nor any transfer agent shall be liable for any loss occasioned to the member owing to any such share certificate so sent being lost in the mail or stolen.

       2.5. A share certificate which contains printed or otherwise mechanically reproduced signatUre5~ as may be permitted by the Company Act, is as valid as if signed manually, notwithstanding that any person whose signature is so printed or mechanically reproduced shall have ceased to hold the office that he is stated on such certificate to hold at the date of the issue of such certificate.

       2.6 Except as required by law, statute or these articles, no person shall be recognized by the company as holding any share upon any trust, and the company shall not be bound by or compelled in any way to recognize (even when having notice thereof) any equitable, contingent, future or partial interest in any share or in any fractional part of a share (except only as by law, statute or these articles provided or as ordered by a court of competent jurisdiction) any other rights in respect of any share except an absolute right to the entirety thereof in its registered holder.

                                     PART 3
                                 ISSUE OF SHARES
       3.1. Subject to the requirements of the Company Act with respect to pro rata offerings and otherwise and to any direction to the contrary, save for a direction which, at the discretion of the directors, may not be proceeded with, contained in a resolution passed at a general meeting authorizing any increase or alteration of capital, the shares shall be under the control of the directors who may, subject to the rights of the holders of the shares of the company for the time being outstanding, issue, allot, sell or otherwise dispose of, and grant options on or otherwise deal in, shares authorized but not outstanding, and outstanding shares held by the company, at such times, to such persons (including directors), in such manner, upon such terms and conditions and at such prices or for such consideration, as the directors, in their absolute discretion, may determine.

       3.2. Subject to the provisions of the Company Act, the company, or the directors on behalf of the company, may pay a commission or allow a discount to any person in consideration of his subscribing or agreeing to subscribe, or procuring or agreeing to procure subscriptions, whether absolutely or conditionally, for any shares in the company.

                                     PART 4
                                 SHARE REGISTERS

       4.1. Subject to the provisions of the Company Act, the company may keep or cause to be kept within or outside British Columbia by a trust company registered under the Trust Company Act of the Province of British Columbia one or more branch registers of members.

                                     PART 5
                               TRANSFER OF SHARES

       5.1. Notwithstanding any other provision of these articles, if the company is, or becomes: (a) a company which is not a reporting company;
       (b) a reporting company that has not, with respect to any of its securities, filed a prospectus with the Superintendent of Brokers for British Columbia or any similar securities regulatory body within or outside British Columbia and obtained therefore a receipt or its equivalent; or
       (c) a reporting company that does not have any of its securities listed for trading on any stock exchange;
       then no shares shall be transferred without the previous consent of the directors expressed by a resolution of the Board and the directors shall not be required to give any reason for refusing to consent to any such proposed transfer. The consent of the Board required by this article may be in respect of a specific proposed trade or trades or trading generally, whether or not over a specified period of time, or by specific persons or with such other restrictions or requirements as the directors may determine.

       5.2. Subject to the provisions of the memorandum and these articles, any member may transfer any of his shares by instrument in writing executed by or on behalf of such member and delivered to the company or its transfer agent. The instrument of transfer of any share shall be in the form, if any, on the back of the company's share certificates or in such other form as the directors may from time to time approve. Except to the extent that the Company Act may otherwise provide, the transferor shall be deemed to remain the holder of any share until the name of the transferee is entered in the register of members or a branch register of members in respect thereof.

       5.3. The signature of the registered owner of any shares, or of his duly authorized attorney, upon an authorized instrument of transfer shall constitute a complete and sufficient authority to the company, its directors, officers and agents to register, in the name of the transferee as named in the instrument of transfer, the number of shares specified therein or, if no number is specified, all the shares of the registered owner represented by share certificates deposited with the instrument of transfer. If no transferee is named in the instrument of transfer, the instrument of transfer shall constitute a complete and sufficient authority to the company, its directors, officers and agents to register, in the name of the person designated in writing by the person depositing the instrument of transfer with the company, the number of shares specified therein or, if no number is specified~ all the shares of the registered owner represented by share certificates deposited with the instrument of transfer.

       5.4. Neither the company nor any director, officer or agent thereof shall be bound to enquire into the title of the person named in the form of transfer as transferee, or, if no person is named therein as transferee, of the person designated in writing by the person depositing the instrument of transfer with the company, or be liable to any claim by the registered owner or by any intermediate owner or holder of the certificate or of any of the shares represented thereby or any interest therein for registering the transfer, and the transfer, when registered, shall confer upon the person in whose name the shares have been registered a valid title to such shares.

       5.5. Every instrument of transfer shall be executed by the transferor, or his duly authorized attorney, and left at the registered office of the company or at the office of its transfer agent or registrar for registration together with the share certificate for the shares to be transferred and such other evidence, if any, as the directors or the transfer agent or registrar may require to prove the authority of any such attorney, the title of the transferor or his right to transfer the shares, and the right of the transferee to have the transfer registered. All instruments of transfer, where the transfer is registered, shall be retained by the company or its transfer agent or registrar and any instrument of transfer, where the transfer is not registered~ shall be returned to the person depositing the same together with the share certificate which accompanied the same when tendered for registration.

       5.6. There shall be paid to the company in respect of the registration of any transfer such sum, if any, as the directors may from time to time determine.

                                     PART 6
                              ALTERATION OF CAPITAL

     6.1. The company may by ordinary resolution filed with the registrar alter its memorandum to increase the authorized capital of the company by:
       (a) creating shares with par value or shares without par value, or both;
       (b) increasing the number of shares with par value or shares without par value, or both; or (c) increasing the par value of a class of shares with par value, if no shares of that class are issued.
     6.2. Any new shares of the company created pursuant to an increase in the authorized capital of the company shall be subject to the provisions of these articles.

                                     PART 7
                        PURCHASE AND REDEMPTION OF SHARES

         7.1. Subject to the special rights or restrictions attached to any class or series of shares, the compakiy may, by a resolution of the directors and in compliance with the Company Act, purchase any of its shares at the price and upon the terms specified in such resolution.

         7.2. If the company proposes at its option to redeem some but not all of the shares of any class or series, the directors may by resolution, subject to the special rights or restrictions attached to such shares, decide the manner in which the shares to be redeemed shall be selected.

                                     PART 8
                                BORROWING POWERS

       8.1. The directors may from time to time authorize the company to:
       (a) borrow money in such manner and amount, on such security, from such sources and upon such terms and conditions as they in their absolute discretion think fit;
       (b) issue bonds, debentures, and other debt obligations either outright or as security for any liability or obligation of the company or any other person; and
       (c) mortgage, charge, whether by way of specific or floating charge, or give other security on the undertaking, or on the whole or any part of the property and assets of the company, both present and future.

       8.2. Any bonds, debentures or other debt obligations of the company may be issued at a discount, premium or otherwise, and with any special privileges as to redemption, surrender, drawing, allotment of or conversion into or exchange for shares or other securities, attending and voting at general meetings of the company, appointment of directors or otherwise and may by their terms be assignable free from any equities between the company and the person to whom they were issued or any subsequent holder thereof, all as the directors may determine.

       8.3. The company may keep or cause to be kept one or more branch registers of its debenture-holders at such place or places as the directors may from time to time determine.

       8.4. A bond, debenture or other debt obligation which contains printed or otherwise mechanically reproduced signatures1 as may be permitted by the Company Act, is as valid as if signed manually notwithstanding that any person whose signature is so printed or mechanically reproduced shall have ceased to hold the office that he is stated on such bond, debenture or other debt obligation to hold at the date of the issue thereof.

                                     PART 9
                                GENERAL MEETINGS

       9.1. Any general meeting other than an annual general meeting is herein referred to as an extraordinary general meeting.

       9.2. The directors may, whenever they think fit, convene an extraordinary general meeting for whatever purpose or purposes the directors may determine.

       9.3. A notice convening a general meeting specifying the place, the day and the hour of the meeting, and, in case of special business as defined in article 10.1, the general nature of that business, shall be given as provided in the Company Act to members entitled to receive such notice from the company. No notice need be given of business that is not special business. Accidental omission to give notice of a meeting to, or the non-receipt of notice of a meeting by, any member shall not invalidate the proceedings at that meeting.

       9.4. Where, in accordance with the Company Act, the company has published in prescribed manner a 56 day advance notice of a general meeting at which directors are to be elected, the company may, notwithstanding such notice, postpone the general meeting to a date other than that specified in such notice. In the event of such a postponement1 the company shall publish1 in the same manner prescribed for the original notice, a notice of the postponement of the meeting which notice shall include, if the date to which the meeting is postponed is known, the same information as is required by the Company Act to be included in the original notice. If the date to which the meeting is postponed is not known, the notice of postponement need state only that the meeting is postponed until further notice, provided however that once such date is known, the company shall publish a new 56 day notice which shall comply with the Company Act. The date to which any such meeting is postponed shall be deemed to be the date of the meeting for the purpose of complying with any time limitations in respect of general meetings prescribed by the Company Act.

       9.5. Except as otherwise provided by the Company Act, where any special business at a general meeting includes considering, approving, ratifying, adopting or authorizing any document or the execution thereof or the giving of effect thereto, the notice convening the meeting shall, with respect to such document, be sufficient if it states that a copy of the document or proposed document is or will be available for inspection by members at the registered office or records office of the company or at some other place in British Columbia designated in the notice during normal business hours up to the date of such general meeting.

                                     PART 10
                         PROCEEDINGS AT GENERAL MEETINGS

         10.1. All business shall be deemed special business which is transacted at:
         (a) an extraordinary general meeting; and
          (b) an annual general meeting other than the consideration of the financial statements and of the reports of the directors and the auditor, fixing or changing the number of directors, the election of directors, the appointment of the auditor, the fixing of the remuneration of the auditor and such other business as by these articles or the Company Act may be transacted at a general meeting without prior notice thereof being given to the members or any business which is brought under consideration by the report of the directors.
         10.2. No business, other than the election of the chairman or the adjournment of the meeting, shall be transacted at any general meeting unless a quorum of members is present at the commencement of the meeting, but the quorum need not be present throughout the meeting.

         10.3. Subject to article 10.4, a quorum shall be one member, or one proxyholder representing members, holding not less than one-twentieth of the issued shares entitled to be voted at the meeting. If there is only one member of the company, the quorum is one person present and being, or representing by proxy, such member. The directors, the Secretary or in his absence, an Assistant Secretary, and the solicitor of the company shall be entitled to attend at any general meeting but no such person shall be counted in the quorum or be entitled to vote at any general meeting unless he is a member or proxyholder or is otherwise entitled to vote thereat.

         10.4. If within half an hour from the time appointed for a general meeting a quorum is not present, the meeting, if convened upon the requisition of members, shall be dissolved, in any other case it shall stand adjourned to the same day in the next week, at the same time and place, and, if at the adjourned meeting a quorum is not present within half an hour from the time appointed for the meeting, the person or persons present and being, or representing by proxy, a member or members entitled to attend and vote at the meeting shall be a quorum.

         10.5. The Chairman of the Board, if any, or in his absence the President of the company or in his absence a Vice-President of the company, if any, shall be entitled to preside as chairman at every general meeting of the company.

         10.6. if none of the persons referred to in article 10.5 is present within fifteen minutes after the time appointed for holding the meeting or is willing to act as chairman, the directors present shall choose one of their number or the solicitor of the company to be chairman or, if all the directors present and the solicitor of the company decline to take the chair or the directors shall fail to so choose or if no director be present, the persons present and entitled to vote shall choose one of their number to be chairman.

         10.7. Notwithstanding articles 10.5 and 10.6, with the consent of the meeting, which consent may be expressed by the failure of any person present and entitled to vote to object, the solicitor of the company may act as chairman of the meeting.

         10.8. The chairman may and shall, if so directed by the meeting, adjourn the meeting from time to time and from place to place, but no business shall be transacted at any adjourned meeting other than the business left unfinished at the meeting from which the adjournment took place. When a meeting is adjourned for thirty days or more, notice, but not the advance notice otherwise required with respect to the election of directors, of the adjourned meeting shall be given as in the case of an original meeting. Save as aforesaid, it shall not be necessary to give any notice of an adjourned meeting or of the business to be transacted at an adjourned meeting.

         10.9. No motion proposed at a general meeting need be seconded and the chairman may propose or second a motion.

         10.10. Subject to the provisions of the Company Act, at any general meeting a resolution put to the vote of the meeting shall be decided on a show of hands, unless, before or on the declaration of the result of the show of hands, a poll is directed by the chairman or demanded by at least one member entitled to vote who is present in person or by proxy. The chairman shall declare to the meeting the decision on every question in accordance with the result of the show of hands or the poll, unless the poll is to be taken at some later time pursuant to article 10.13, and such decision shall be entered in the book of proceedings of the company. A declaration by the chairman that a resolution has been carried, or carried unanimously, or by a particular majority, or lost or not carried by a particular majority and an entry to that effect in the book of the proceedings of the company shall be conclusive evidence of the fact, without proof of the number or proportion of the votes recorded in favour of, or against, that resolution.

         10.11. In the case of an equality of votes, whether on a show of hands or on a poll, the chairman of the meeting at which the show of `hands takes place or at which the poll is demanded shall not be entitled to a casting vote in addition to the vote or votes to which he may be entitled as a member or proxyholder.

         10.12. In the case of any dispute as to the admission or rejection of a vote, whether by show of hands or on a poll, the chairman shall determine the same, and his determination made in good faith shall be final and conclusive.

         10.13. No poll may be demanded on the election of a chairman. A poll demanded on a question of adjournment shall be taken forthwith. A poll demanded on any other question shall be taken as soon as, in the opinion of the chairman, reasonably convenient, but in no event later than seven days after the meeting and at such time and place and in such manner as the chairman of the meeting directs. When the result of a poll indicates that a particular motion has carried by the requisite majority or failed, that result shall be deemed to be the result of the meeting at which the poll was demanded, taken at the time of such meeting, and such result shall be entered in the book of the proceedings of the company, which entry, following destruction of the ballots cast on the poll, shall be conclusive evidence of such result. The demand for a poll shall not, unless the chairman so rules, prevent the continuance of a meeting for the transaction of any business other than the question on which a poll has been demanded.

         10.14. On a poll, a person entitled to cast more than one vote need not, if he votes, use all his votes or cast all the votes he uses in the same way.

         10.15. Unless the Company Act, the memorandum or these articles otherwise provide, any action to be taken by a resolution of the members may be taken by an ordinary resolution.

                                     PART 11
                                VOTES OF MEMBERS

       11.1. Subject to any special voting rights or restrictions attached to any class or series of shares and the restrictions on joint registered holders of shares, on a show of hands every member who is present in person at a general meeting and entitled to vote thereat shall have one vote and on a poll every member shall have one vote for each share of which he is the registered holder and may exercise such vote either in person or by proxy.

       11.2. Any corporation, not being a subsidiary of the company, which is a member of the company may by resolution of its directors or other governing body authorize such person as it thinks fit to act as its representative at any general meeting, class meeting or series meeting. The person so authorized shall be entitled, subject to producing satisfactory evidence of his authority as hereinafter provided, to exercise in respect of and at such meeting the same powers on behalf of the corporation which he represents as that corporation could exercise if it were an individual member of the company personally present, including, without limitation, the right, unless restricted by such resolution, to appoint a proxy-holder to represent such corporation, and shall be counted for the purpose of forming a quorum if present at the meeting. Evidence of the appointment of any such representative shall be demonstrated by presenting to the chairman of the meeting prior to commencement of the meeting, a copy of the authorizing resolution certified under seal by the Secretary of the member corporation and by presenting evidence acceptable to the chairman of the identity of the person presenting himself as the representative. In the absence of such evidence, the chairman shall determine whether or not any such person shall be entitled to attend and vote at the meeting and such determination made in good faith shall be final and conclusive.

       11.3. A corporation, not being a subsidiary of the company, which is a member of the company may appoint a proxyholder.

       11.4. Where there are joint members registered in respect of any share, any one of the joint members may vote at any meeting, either personally or by proxy, in respect of the share as if he were solely entitled to it. If more than one of the joint members is present at any meeting, personally or by proxy, the joint member present whose name stands first on the register in respect of the share shall alone be entitled to vote in respect of that share. Several executors or administrators of a deceased member in whose sole name any share stands shall, for the purpose of this article, be deemed joint members.

       11.5. A member of unsound mind entitled to attend and vote, in respect of whom an order has been made by any court having jurisdiction, may vote, whether on a show of hands or on a poll, by his committee, curator bonis, or other person in the nature of a committee or curator bonis appointed by that court. Evidence of the appointment of any such committee, curator bonis or other person shall be demonstrated by presenting to the chairman of the meeting, prior to commencement of the meeting, a notarially certified copy of the court order by which he was appointed and by presenting evidence acceptable to the chairman that he is the person named in the order as the appointee. In the absence of such evidence, the chairman shall determine whether or not any such committee, curator bonis or other person shall be entitled to attend and vote at the meeting and such determination made in good faith shall be final and conclusive.

       11.6. A committee, curator bonis or other person appointed in respect of a member of unsound mind and entitled to vote as aforesaid may appoint a proxyholder.

       11.7. A member holding more than one share in respect of which he is entitled to vote shall be entitled to appoint one or more, but not more than five, proxyholders to attend, act and vote for him on the same occasion. If such a member should appoint more than one proxyholder for the same occasion he shall specify the number of shares each proxyholder shall be entitled to vote. A member may also appoint one or more alternate proxyholders to act in the place and stead of an absent proxyholder. A proxyholder need not be a member of the company.

       11.8. A proxy shall be in writing executed by the member or his attorney duly authorized in writing, or, where the member is a corporation, by a duly authorized officer, attorney or representative appointed pursuant to article 11.2, of the corporation, or, where a proxy is given by a committee, curator bonis or other person appointed by court order on behalf of a member of unsound mind, by such committee, curator bonis or other person. A proxy executed on behalf of a member by his attorney duly authorized in writing or on behalf of a corporate member by a duly authorized officer or corporate representative or on behalf of a member of unsound mind by his committee, curator bonis or other person duly appointed by court order, shall be accompanied by the power of attorney, the document whereby the officer or corporate representative derives his authority or the court order, as the case may be, or a notarially certified copy thereof.

       11.9. Unless some other time by which proxies must be deposited has been fixed by the directors, a proxy and the power of attorney or other authority, if any, under which it is signed or a notarially certified copy thereof shall be deposited at the place specified for that purpose in the notice convening the meeting, not less than 48 hours, excluding Saturdays and holidays, before the time for holding the meeting or adjourned meeting in respect of which the person named in the proxy is appointed. In addition to any other method of depositing proxies provided for in these articles, the directors may from time to time by resolution make regulations relating to the depositing of proxies at any place or places and, subject to the Company Ac4 fixing the time or times for depositing the proxies preceding the meeting or adjourned meeting specified in the notice calling the meeting, and providing for particulars of such proxies to be sent to the company or any agent of the company in writing or by letter, telegram, telex or any method of transmitting legibly recorded messages so as to arrive before the commencement of the meeting or adjourned meeting at the office of the company or of any agent of the company appointed for the purpose of receiving such particulars, and providing that proxies so deposited may be acted upon as though the proxies themselves were deposited as required by this Part, and votes given in accordance with such regulations shall be valid and shall be counted.

       11.10. The chairman of the meeting shall determine whether or not a proxy, deposited for use at such meeting, which may not strictly comply with the requirements of this Part as to form, execution,' accompanying documentation, time of filing or otherwise shall be valid for use at such meeting and any such determination made in good faith shall be final and conclusive.

       11.11. Unless the Company Act or any other statute or law which is applicable to the company or to any class or series of its shares requires any other form of proxy, a proxy, whether for a specified meeting or otherwise, shall be in the form following, but may also be in any other form that the directors or the chairman of the meeting shall approve:

                                (Name of Company)

     The undersigned, being a member of the above named company, hereby appoints

______________________________________________________________________________or

failing him_____________________________________________________________________

as proxyholder for the undersigned to attend, act and vote for and on behalf of the undersigned at the general meeting of the company to be held on the ______________________________________ day of ________________________________
and at any adjournment thereof.

        Signed this________________ day of ________________________, 19_____.


                                            ------------------------------------
                                                     (Signature of Member).

       11.12. Every proxy may be revoked by an instrument in writing
       (a) executed by the member giving the same or by his attorney authorized in writing or, where the member is a corporation, by a duly authorized officer or attorney of the corporation; and
     (b) delivered either to the registered office of the company at any time up to and including the last business day preceding the day of the meeting, or any adjournment thereof, at which the proxy is to be used, or to the chairman of the meeting on the day of the meeting or any adjournment thereof before any vote in respect of which the proxy is to be used shall have' been taken, or in any other manner provided by law. The provisions of this article shall apply mutatis mutandis to a proxy executed by a corporate representative or by a committee, curator bonis or other person duly appointed by court order in respect of a member of unsound mind.

                                     PART 12
                            CLASS AND SERIES MEETINGS

       12.1. In the event of a meeting of the members of any class or series of shares of the company, the provisions of these articles relating to the call and conduct of and voting at general meetings shall apply to the extent applicable; provided however that the quorum for a class or series meeting, unless otherwise specified in the special tights or restrictions attached to the shares of the class or series, shall be one person holding or representing by proxy at least one-third of the issued shares of that class or series.

                                     PART 13
                                    DIRECTORS

         13.1. The subscribers to the memorandum of the company are the first directors. The directors, if any, to succeed the first directors may be appointed in writing by a majority of the subscribers to the memorandum or at a meeting of the subscribers or, if not so appointed, shall be elected by the members entitled to vote on the election of directors. The number of directors, excluding additional directors, may be fixed or changed from time to time by ordinary resolution, whether previous notice thereof has been given or not.

         13.2. The remuneration of the directors as such may from time to time be determined by the directors or, if the directors shall so decide, by the members. Such remuneration may be in addition to any salary or other remuneration paid to any officer or employee of the company as such who is also a director. The directors shall be repaid such reasonable traveling, hotel and other expenses as they incur in and about the business of the company and if any director shall perform any professional or other services for the company that in the opinion of the directors are outside the ordinary duties of a director or shall otherwise be specially occupied in or about the company's business, he may be paid a remuneration to be fixed by the Board, or, at the option of such director, by the company in general meeting, and such remuneration may be either in addition to, or in substitution for any other remuneration that he may be entitled to receive. The directors on behalf of the company, unless otherwise determined by ordinary resolution, may pay a gratuity, pension or allowance on retirement to any director who has held any salaried office or place of profit with the company or to his spouse or dependants and may make contributions to any fund and pay premiums for the purchase or provision of any such gratuity, pension or allowance.

         13.3. A director shall not be required to hold a share in the capital of the company as qualification for his directorship.

                                     PART 14
                        ELECTION AND REMOVAL OF DIRECTORS

       14.1. At each annual general meeting of the company all the directors shall retire and the members entitled to vote thereat shall elect a Board of Directors.

       14.2. A retiring director shall be eligible for re-election.

       14.3. Where the company fails to hold an annual general meeting in accordance with the Company Act, the directors then in office shall be deemed to have been elected or appointed as directors pursuant to these articles on the last day on which the annual general meeting could have been held, and they may hold office until other directors are appointed or elected or until the day on which the next annual general meeting is held.

       14.4. Where the number of directors of the company has been fixed by ordinary resolution, the Board elected at any annual general meeting shall, if the number of nominees is sufficient, consist of that number. If the Board elected consists of fewer directors than the number so fixed, the vacancies remaining on the Board shall be deemed to be casual vacancies.

       14.5. Any casual vacancy occurring in the Board of Directors may be filled by the remaining directors or director.

       14.6. Regardless of the number of directors of the company as may have been fixed by ordinary resolution, between annual general meetings the directors shall have the power to appoint one or more additional directors but not more than one-third of the number of directors elected or appointed at the last general meeting.

       14.7. Any director may by instrument in writing delivered to the company appoint any person to be his alternate to act in his place at meetings of the directors at which he is not present unless the directors shall have reasonably disapproved the appointment of such person as an alternate director and shall have given notice to that effect to the director appointing the alternate director within a reasonable time after delivery of such instrument to the company. Every such alternate shall be entitled to notice of meetings of the directors and to attend and vote as a director at a meeting at which the person appointing him is not personally present, and, if he is a director, to have a separate vote on behalf of the director he is representing in addition to his own vote. A director may at any time by instrument, telegram, telex or any method of transmitting legibly recorded messages delivered to the company revoke the appointment of an alternate appointed by him. The remuneration payable to such an alternate, if any, shall be payable out of the remuneration of the director appointing him.

       14.8. in addition to the applicable provisions of the Company Act, a director ceases to hold office when he is convicted of an indictable offence and the other directors have unanimously resolved to remove him.

                                     PART 15
                         POWERS AND DUTIES OF DIRECTORS

       15.1. The directors shall manage or supervise the management of the affairs and business of the company and shall have the authority to exercise all such powers of the company as are not, by the Company Act or by the memorandum or these articles, required to be exercised by the company in general meeting.

       15.2. The directors may from time to time, by power of attorney, appoint any person to be the attorney of the company for such purposes, and with such powers, authorities and discretions (not exceeding those vested in or exercisable by the directors under these articles and excepting the powers of the directors relating to the constitution of the Board and of any of its committees and the appointment or removal of officers and the power to declare dividends) and for such period, with such remuneration and subject to such conditions as the directors may think fit, and any such appointment may be made in favour of any of the directors or any of the members of the company or in favour of any corporation, or of any of the members, directors, nominees or managers of any corporation, firm or joint venture and any such power of attorney may contain such provisions for the protection or convenience of persons dealing with such attorney as the directors think fit. Any such attorney may be authorized by the directors to sub-delegate all or any of the powers, authorities and discretions for the time being vested in him.

                                     PART 16
                       DISCLOSURE OF INTEREST OF DIRECTORS

16.1. A director who is, in any way, directly or indirectly, interested in a proposed contract or transaction with the company shall be counted in the quorum at any meeting of the directors at which the proposed contract or transaction is approved.

16.2. A director may hold any office or place of profit with the company, other than the office of auditor of the company, in conjunction with his office of director for such period and on such terms, as to remuneration or otherwise, as the directors may determine and no director or intended director shall be disqualified by his office from contracting with the company either with regard to his tenure of any such other office or place of profit or as vendor, purchaser or otherwise, and, subject to compliance with the provisions of the Company Act, no contract or transaction entered into by or on behalf of the company in which a director is in any way interested shall be liable to be voided by reason thereof.

       16.3. Subject to compliance with the provisions of the Company Act, a director or his firm may act in a professional capacity for the company and he or his firm shall be entitled to remuneration for professional services as if he were not a director.

       16.4. A director may be or become a director or other officer or employee of, or otherwise interested in, any other corporation or firm, whether or not the company is interested therein as a shareholder or otherwise, and, subject to compliance with the provisions of the Company Act, such director shall not be accountable to the company for any remuneration or other benefits received by him as a director, officer or employee of, or from his interest in, such other corporation or firm.

                                     PART 17
                            PROCEEDINGS OF DIRECTORS

       17.1. The Chairman of the Board, if any, or in his absence, the President shall preside as chairman at every meeting of the directors, or if there is no Chairman of the Board or neither the Chairman of Board nor the President is present within fifteen minutes of the time appointed for holding the meeting or is willing to act as chairman, or, if the Chairman of the Board, if any, and the President have advised the Secretary that they will not be present at the meeting, the directors present shall choose one of their number to be chairman of the meeting. With the consent of the meeting, the solicitor of the company, if present, may act as chairman of a meeting of the directors.

       17.2. The directors may meet together for the dispatch of business, adjourn and otherwise regulate their meetings as they think fit. Questions arising at any meeting shall be decided by a majority of votes., In case of an equality of votes the chairman shall not have a second or casting vote. Meetings of the Board held at regular intervals may be held at such place, at such time and upon such notice, if any, as the Board may by resolution from time to time determine.

       17.3. A director may participate in a meeting of the Board or of any committee of the directors by means of conference telephones or other communications facilities by means of which all directors participating in the meeting can hear each other and provided that no director objects to such participation. A director participating in a meeting in accordance with this article shall be deemed to be present at the meeting and shall be counted in the quorum therefore and be entitled to speak and vote thereat.

       17.4. A director may, and the Secretary or an Assistant Secretary upon request of a director shall, call a meeting of the Board at any time. Reasonable notice of such meeting specifying the place, day and hour of such meeting shall be given by mail, postage prepaid, addressed to each director and alternate director at his address as it appears on the books of the company or by leaving it at his usual business or residential address or by telephone, telegram, telex, or any method of transmitting legibly recorded messages. It shall not be necessary to give notice of a meeting of directors to any director or alternate director (a) who is at the time not in the Province of British Columbia or (b) if such meeting is to be held immediately following a general meeting at which such director shall have been elected or is the meeting of directors at which such director is appointed.

       17.5. Any director of the company may file with the Secretary a document executed by him waiving notice of any past, present or future meeting or meetings of the directors being, or required to have been, sent to him and may at any time withdraw such waiver with respect to meetings held thereafter. After filing such waiver with respect to future meetings and until such waiver is withdrawn, no notice need be given to such director and, unless the director otherwise requires in writing to the Secretary, to his alternate director of any meeting of directors, and all meetings of the directors so held shall not be deemed to have been improperly called or constituted by reason of notice not having been given to such director or alternate director.

       17.6. The quorum necessary for the transaction of the business of the directors may be fixed by the directors and if not so fixed shall be a majority of the directors holding office at the time or, if the company shall have only one director, shall be one director.

       17.7. The continuing directors may act notwithstanding any vacancy in their body, but if and so long as their number is reduced below the number, if any, fixed pursuant to these articles as the necessary quorum of directors, the continuing directors may act for the purpose of increasing the number of directors to that number, or of summoning a general meeting of the company, but for no other purpose.

       17.8. Subject to the provisions of the Company Act, all acts done by any meeting of the directors or of a committee of directors, or by any person acting as a director, shall, notwithstanding that it be afterwards discovered that there was some defect in the qualification, election or appointment of any such directors or of the members of such committee or person acting as aforesaid, or that they or any of them were disqualified, be as valid as if every such person had been duly elected or appointed and was qualified to be a director.

       17.9. A resolution consented to in writing, whether by document, telegram, telex or any method of transmitting legibly recorded messages or other means, by all of the directors or their alternates shall be as valid and effectual as if it had been passed at a meeting of the directors duly called and held. Such resolution may be in two or more counterparts which together shall be deemed to constitute one resolution in writing. Such resolution shall be filed with the minutes of the proceedings of the directors and shall be effective on the date stated thereon or on the latest date stated on any counterpart.

                                     PART 18
                         EXECUTIVE AND OTHER COMMITTEES

       18.1. The directors may by resolution appoint an Executive Committee to consist of such member or members of their body as they think fit, which committee shall have, and may exercise during the intervals between the meetings of the Board, all the powers vested in the Board except the power to fill vacancies in the Board, the power to change the membership of, or fill vacancies in, the Executive Committee or any other committee of the Board and such other powers, if any, as may be specified in the resolution. The Executive Committee shall keep regular minutes of its business and shall cause them to be recorded in books kept for that purpose, and shall report the same to the Board of Directors at such times as the Board of Directors may from time to time require. The Board shall have the power at any time to revoke or override the authority given to or acts proposed by the Executive Committee, except as to acts done before such revocation or overriding, and to terminate the appointment or change the membership of such committee and to fill vacancies in it. The Executive Committee may make rules for the conduct of its business and may appoint such assistants as it may deem necessary. The quorum necessary for the transaction of business of the Executive Committee shall be a majority of its members.

       18.2. The directors may by resolution appoint one or more committees consisting of such member or members of their body as they think fit and may delegate to any such committee between meetings of the Board such powers of the Board (except the power to fill vacancies in the Board, the power to change the membership of or fill vacancies in any committee of the Board and the power to appoint Or remove officers appointed by the Board) subject to such conditions as may be prescribed in such resolution. All committees so appointed shall keep regular minutes of their business and shall cause them to be recorded in books kept for that purpose, and shall report the same to the Board of Directors at such times as the Board of Directors may from time to time require. The directors shall have the power at any time to revoke or override any authority given to or acts proposed by any such committee, except as to acts done before such revocation or overriding, and to terminate the appointment or change the membership of a committee and to fill vacancies in it. Committees may make rules for the conduct of their business and may appoint such assistants as they may deem necessary. The quorum necessary for the transaction of business of any such committee shall be a majority of its members.

       18.3. The Executive Committee and any other committee may meet and adjourn as it thinks proper. Questions arising at any meeting shall be determined by a majority of votes of the members of the committee present and, in the case of an equality of votes, the chairman shall not have a second or casting vote. A resolution approved in writing by all the members of the Executive Committee or any other committee shall be as valid and effective as if it had been passed at a meeting of such committee duly called and constituted. Such resolution may be in two or more counterparts which together shall be deemed to constitute one resolution in writing. Such resolution shall be filed with the minutes of the proceedings of the committee and shall be effective on the date stated thereon or on the latest date stated on any counterpart.

                                     PART 19
                                    OFFICERS

       19.1. The directors shall, from time to time, appoint a President and a Secretary and such other officers, if any, as the directors shall determine and the directors may, at any time, terminate any such appointment. No officer shall be appointed unless he is qualified in accordance with the provisions of the Company Act.

       19.2. One person may hold more than one of such offices except that the offices of President and Secretary must be held by different persons unless the company has only one member. Any person appointed as the Chairman of the Board, the President or the Managing Director shall be a director. The other officers need not be directors. The remuneration of the officers of the company as such and the terms and conditions of their tenure of office or employment shall from time to time be determined by the directors. Such remuneration may be by way of salary, fees, wages, commission or participation in profits or any other means or all of these modes and an officer may, in addition to such remuneration, be entitled to receive, after he ceases to hold such office or leaves the employment of the company, a pension or gratuity. The directors may decide what functions and duties each officer shall perform and may entrust to and confer upon him any of the powers exercisable by them upon such terms and conditions and with such restrictions as they think fit and may from time to time revoke, withdraw, alter or vary all or any of such functions, duties and powers. Notwithstanding the foregoing, the Secretary shall, inter alia, perform the functions of the Secretary specified in the Company Act.

                                     PART 20
                           INDEMNITY AND PROTECTION OF
                        DIRECTORS, OFFICERS AND EMPLOYEES

       20.1. Subject to the provisions of the Company Act, the directors shall cause the company to indemnify a director or former director of the company and the directors may cause the company to indemnify a director or former director of a corporation of which the company is or was a shareholder, and in either case the heirs and personal representatives of any such person, against all costs, charges and expenses. including an amount paid to settle an action or satisfy a judgement, actually and reasonably incurred by him or them including an amount paid to settle an action or satisfy a judgement in a civil, criminal or administrative action or proceeding to which he is or they are made a party by reason of his being or having been a director of the company or a director of such corporation. including any action brought by the company or any such corporation. Each director of the company on being elected or appointed shall be deemed to have contracted with the company on the terms of the foregoing indemnity.

       20.2. Subject to the provisions of the Company Act, the directors may cause the company to indemnify any officer, employee or agent of the company or of a corporation of which the company is or was a shareholder (notwithstanding that he is also a director), and his heirs and personal representatives, against all costs, charges and expenses whatsoever incurred by him or them and resulting from his acting as an officer, employee or agent of the company or such corporation. In addition, the company shall indemnify the Secretary or an Assistant Secretary of the company (if he shall not be a full time employee of the company and notwithstanding that he is also a director), and his heirs and legal representatives, against all costs, charges and expenses whatsoever incurred by him or them and arising out of the functions assigned to the Secretary by the Company Act and each such Secretary and Assistant Secretary shall on being appointed be deemed to have contracted with the company on the terms of the foregoing indemnity.

       20.3. The failure of a director or officer of the company to comply with the provisions of the Company Act or of the memorandum or these articles shall not invalidate any indemnity to which he is entitled under this Part.

       20.4. The directors may cause the company to purchase and maintain insurance for the benefit of any person who is or was serving as a director, officer, employee or agent of the company or as a director, officer, employee or agent of any corporation of which the company is or was a shareholder, and his heirs or personal representatives, against any liability incurred by him as a director, officer, employee or agent, as the case may be.

                                     PART 21
                              DIVIDENDS AND RESERVE

21.1. The directors may from time to time declare and authorize payment of such dividends, if any, as they may deem advisable and need not give notice of such declaration to any member. No dividend shall be paid otherwise than out of funds or assets properly available for the payment of dividends and a declaration by the directors as to the amount of such funds or assets available for dividends shall be conclusive. The company may pay any such dividend wholly or in part by the distribution of specific assets and in particular by paid up shares, bonds, debentures or other securities of the company or any other corporation or in any one or more such ways as may be authorized by the company or the directors. Where any difficulty arises with regard to such a distribution, the directors may settle the same as they think expedient, and in particular may fix the value for distribution of such specific assets or any part thereof, and may determine that cash payments, in substitution for all or any part of the specific assets to which any members may otherwise be entitled, shall be made to any members on the basis of the value so fixed in order to adjust the rights of all parties and may vest any such specific assets in trustees for the persons entitled to the dividend as may seem expedient to the directors.

21.2. Any dividend declared on shares of any class by the directors may be made payable on such date as is fixed by the directors.

21.3. Subject to the rights of members, if any, holding shares with specific rights as to dividends, all dividends on shares of any class shall be declared and paid according to the number of such shares held.

21.4. The directors may, before declaring any dividend, set aside out of funds properly available for the payment of dividends such sums as they think proper as a reserve or reserves, which shall, at the discretion of the directors, be applicable for meeting contingencies, or for equalizing dividends, or for any other purpose to which such funds of the company may be properly applied, and pending such application may, at the like discretion, either be employed in the business of the company or be invested in such investments as the directors may from time to time think fit. The directors may also, without placing the same in reserve, carry forward such funds as they consider prudent not to divide.

21.5. If several persons are registered as joint holders of any share, any one of them may give an effective receipt for any dividend, bonus or other monies payable in respect of the share.

21.6. No dividend shall bear interest against the company. Where the dividend to which a member is entitled includes a fraction of a cent, such fraction shall be disregarded in making payment thereof and such payment shall be deemed to be payment in full.

       21.7. Any dividend, bonus or other monies payable in cash in respect of shares may be paid by cheque or warrant sent through the post directed to the registered address of the holder, or in the case of joint holders, to the registered address of that one of the joint holders who is first named on the register of members, or to such person and to such address as the holder or joint holders may direct in writing. Every such cheque or warrant shall be made payable to the order of the person to whom it is sent. The mailing of such cheque or warrant shall, to the extent of the sum represented thereby, plus the amount of any tax required by law to be deducted, discharge all liability for the dividend, unless such cheque or warrant shall not be paid on presentation or the amount of tax so deducted shall not be paid to the appropriate taxing authority.

       21.8. Notwithstanding anything contained in these articles, the directors may from time to time capitalize any undistributed surplus on hand of the company and may from time to time issue as fully paid and non-assessable any unissued shares, or any bonds, debentures or debt obligations of the company as a dividend representing such undistributed surplus on hand or any part thereof.

                                     PART 22
                               ACCOUNTING RECORDS

       22.1. The company shall cause to be kept proper books of account and accounting records in respect of all financial and other transactions of the company in order properly to record the financial affairs and condition of the company and to comply with the Company Act.

       22.2. Unless the directors determine otherwise, or unless otherwise determined by an ordinary resolution, no member of the company shall be entitled to inspect the accounting records of the company.

                                     PART 23
                                     NOTICES

       23.1. A notice, statement or report may be given or delivered by the company to any member either by delivery to him personally or by sending it by mail to him to his address as recorded in the register of members. Where a notice, statement or report is sent by mail, service or delivery of the notice, statement or report shall be deemed to be effected by properly addressing, prepaying and mailing the notice, statement or report and to have been given on the day, Saturdays and holidays excepted, following the date of mailing. A certificate signed by the Secretary or other officer of the company or of any other corporation acting in that behalf for the company, stating that the letter, envelope or wrapper containing the notice, statement or report was so addressed, prepaid and mailed shall be conclusive evidence thereof.

       23.2. A notice, statement or report may be given or delivered by the company to the joint holders of a share by giving the notice to the joint holder first named in the register of members in respect of the share.

       23.3. A notice, statement or report may be given or delivered by the company to the persons entitled to a share in consequence of the death, bankruptcy or incapacity of a member by sending it by mail, prepaid, addressed to them by name or by the title of representatives of the deceased or incapacitated person or trustee of the bankrupt, or by any like description, at the address, if any, supplied to the company for such purpose by the persons claiming to be so entitled, or, until such address has been so supplied, by giving the notice in a manner in which the same might have been given if the death, bankruptcy or incapacity had not occurred.

       23.4. Notice of every general meeting or meeting of members holding shares of a particular class or series shall be given in a manner hereinbefore authorized to every member holding, at the time of the issue of the notice or the date fixed for determining the members entitled to such notice, whichever is the earlier, shares which confer the right to notice of and to attend and vote at any such meeting. No other person except the auditor of the company and the directors of the company shall be entitled to receive notice of any such meeting.

                                     PART 24
                                      SEAL

       24.1. The directors may provide a seal for the company and, if they do so, shall provide for the safe custody of the seal which shall not be affixed to any instrument except in the presence of the following persons, namely:
       (a) any two directors; or
     (b) one of the Chairman of the Board, the President, the Managing Director, a director and a Vice-President together with one of the Secretary, the Treasurer, the Secretary-Treasurer, an Assistant Secretary, an Assistant Treasurer and an Assistant Secretary-Treasurer; or
     (c) if the company shall have only one member, the President or the Secretary; or
     (d) such person or persons as the directors may from time to time by resolution appoint, and the said directors, officers, person or persons in whose presence the seal is so affixed to an instrument shall sign such instrument. For the purpose of certifying under seal true copies of any document or resolution, the seal may be affixed in the presence of any one director or officer. Any document to which the seal of the company is affixed in accordance with the provisions of this article shall be deemed for all purposes to be a valid and binding obligation of the company in accordance with its terms.

       24.2. To enable the seal of the company to be affixed to any bonds, debentures, share certificates, or other securities of the company, whether in definitive or interim form, on which facsimiles of any of the signatures of the directors or officers of the company are, in accordance with the Company Act or these articles, printed or otherwise mechanically reproduced, there may be delivered to the firm or person employed to engrave, lithograph or print such definitive or interim bonds, debentures, share certificates or other securities one or more unmounted dies reproducing the company's seal and the Chairman of the Board, the President, the Managing Director or a Vice-President and the Secretary, Treasurer, Secretary-Treasurer, an Assistant Secretary, an Assistant Treasurer or an Assistant Secretary-Treasurer may by a document authorize such firm or person to cause the company's seal to be affixed to such definitive or interim bonds, debentures, share certificates or other securities by the use of such cues. Bonds, debentures, share certificates or other securities to which the company's seal has been so affixed shall for all purposes be deemed to be under and to bear the company's seal lawfully affixed thereto.

                                     PART 25
                      MECHANICAL REPRODUCTION OF SIGNATURES

       25.1. The signature of any officer, director, registrar, branch registrar, transfer agent or branch, agent of the company, unless otherwise required by the Company Act or by these articles, may, if authorized by the directors, be printed, lithographed, engraved or otherwise mechanically reproduced upon all instruments executed or issued by the company or any officer thereof. Any instrument on which the signature of any such person is so reproduced shall be deemed to have been manually signed by such person whose signature is so reproduced and shall be as valid to all intents and purposes as if such instrument had been signed manually, and notwithstanding that the person whose signature is so reproduced may have ceased to hold the office that he is stated on such instrument to hold at the date of the delivery or issue of such instrument.

       25.2. The term "instrument" as used in article 25.1, shall include deeds, mortgages, hypothecs, charges, conveyances, transfers and assignments of property, real or personal, agreements~ releases, receipts and discharges for the payment of money or other obligations, shares and share warrants of the company, bonds, debentures and other debt obligations of the company, and all paper writings.


Signatures of Subscribers

----------------------------------          -----------------------------------
Signature                                   Signature
---------------------------------           -----------------------------------
Name                                        Name

                                     PART 26
                                PREFERRED SHARES

The Preferred Shares of the Company shall have the following special rights and restrictions attached thereto:

26.1 The Preferred Shares shall be allotted and issued at a price or for a consideration to be determined by the directors.

26.2 Each Preferred Share may entitle the holder thereof to one vote in person or by proxy at all general meetings of the Company.

26.3 The preferred Shares shall have preferred rights as to dividends over the common shares of the Company, the extent of such preference for any such preferred Shares being issued shall be determined by the directors of the Company, by resolution, before the issuance of such Preferred Shares.

26.4 The preferred Shares may be convertible to Common Shares of the Company; the ratio and extent of such convertibility shall be determined by the directors of the Company, by resolution, before the issuance of such Preferred Shares.

26.5 Subject to the Company Act, the Company may, upon giving notice as hereinafter provided, redeem at any time the whole or, from time to time, any part of the then outstanding preferred Shares on payment for each share to be redeemed of an amount equal to the price or consideration paid to the Company on or for each such preferred Share.

26.6 In case a part only of the then outstanding preferred Shares is at any time to be redeemed, the preferred Shares so redeemed shall be selected in such a manner as the directors, in their absolute discretion, determine and need not be selected in proportion to the number of preferred Shares registered in the name of each shareholder nor from every or any particular holder of the Preferred Shares.

26.7 In the event of liquidation, dissolution or winding up of the Company or other distribution of assets of the Company among its members for the purpose of winding up its affairs,, the holders of the preferred Shares shall be entitled to receive out of the assets and property of the Company, before any amount is paid or any property or assets of the Company distributed to the holders of the shares of any other class, an amount equal to the price or consideration paid to the Company on or for each such Preferred Shares of the amount so payable to them as above provided, they shall not be entitled to share in any further distribution of the property or assets of the Company.

                                     FORM 21
                                  (Section 371)
                          PROVINCE OF BRITISH COLUMBIA

                                                       Certificate of
                                                       Incorporation No._185,415

                                   COMPANY ACT
                               SPECIAL RESOLUTION

       The following special resolution was passed by the undermentioned Company on the date stated:


       Name of Company:    Golden Horizon Resource Corporation

       Date resolution passed:              July 8,  (month. day) , 1988.

[see note (a) ]            Resolution:

                "It was resolved as a special resolution that the existing articles of the Company be cancelled and that the form of articles presented to the members and to be attached to the minutes of this meeting be adopted as the articles of the Company."


         Certified a true copy     August 17  (month. day) , 1988.
         RECIVED

                              Filed and Registered
                              Aug 26 1988
                              Registrar of Companies

                                           (Signature) /S/"Signature"
         AUG 25 1988                       (Relationship to Company)  President
      CORPORATE, CENTRAL AND
     MOBILE HOME REGISTRY

             [NOTE.--
               (a)Insert text of special resolution.
               (b)See section 1 (1) for definition of "Special resolution".]

                               ALTERED MEMORANDUM

                    Province of British Columbia Company Act

                               ALTERED MEMORANDUM
            (as altered by Special Resolution passed on June 6, 2003)

                                       of

                             SEA BREEZE POWER CORP.


1. The name of the Company is Sea Breeze Power Corp.

2. The authorized capital of the Company consists of 200,000,000 common shares without par value and 20,000,000 Class "A" preference shares without par value.

The special rights and restrictions attached to the Class "A" preference shares are set out in the Articles of the Company.

                      INTERNATIONAL POWERHOUSE ENERGY CORP.
                       PURCHASE OF SEA BREEZE ENERGY INC.
                                November 4, 2002
                            Share Purchase Agreement


Part 1 Definitions................................................................................................3

Part 2 Schedules..................................................................................................3

Part 3 Purchased Shares and Purchase Price........................................................................4

Part 4 DUGGLEBY AND MANSON Representations and Warranties.........................................................5
    Corporate and Share Representations...........................................................................5
    Financial and Tax Representations.............................................................................5
    Property Representations......................................................................................7
    Contractual Representations...................................................................................7
    General Representations.......................................................................................8

Part 5 Purchaser's Representations and Warranties.................................................................9

Part 6 vendors' duggleby and manson Covenants....................................................................10
    Consents.....................................................................................................10
    Possession...................................................................................................10
    Books and Records............................................................................................10
    Interim Management--Positive Covenants.......................................................................10
    Interim Management--Negative Covenants.......................................................................11

Part 7 Purchaser's Covenant......................................................................................11

Part 8 Purchaser's Conditions of Closing.........................................................................11

Part 9 Vendors' Conditions of Closing............................................................................13

Part 10 Closing Arrangements.....................................................................................14
    Closing Location.............................................................................................14
    Vendors' Closing Documents...................................................................................14
    Purchaser's Closing Documents................................................................................15

Part 11 General..................................................................................................15
    Reliance.....................................................................................................15
    Survival of Vendors', Duggleby's and Manson's Representations................................................15
    Indemnification by the Vendors, Duggleby and Manson..........................................................16
    Survival of Purchaser's Representations......................................................................16
    Indemnification by the Purchaser.............................................................................16
    Commissions, Legal Fees......................................................................................16
    Non-Competition and Enforceability...........................................................................16
    Confidentiality..............................................................................................17
    Notices......................................................................................................17
    Time of Essence..............................................................................................18
    Further Assurances...........................................................................................18
    Proper Law...................................................................................................18
    Entire Agreement.............................................................................................18
    Assignment...................................................................................................18
    Benefit and Binding Nature of the Agreement..................................................................19

                            SHARE PURCHASE AGREEMENT


THIS AGREEMENT made as of November 4, 2002

AMONG:

                  ANTHONY O. DUGGLEBY
                  1161 Ambrose Avenue
                  Prince Rupert, British Columbia, Canada
                  V8J 2C5

                  ("Duggleby")

AND:

                  AURIANE S. CHOUINARD-DUGGLEBY
                  1161 Ambrose Avenue
                  Prince Rupert, British Columbia, Canada
                  V8J 2C5

                  ("Auriane")

AND:

                  ELIZE N. DUGGLEBY-CHOUINARD
                  1161 Ambrose Avenue
                  Prince Rupert, British Columbia, Canada
                  V8J 2C5

                  ("Elize")

AND:

                  ELISHA G. MANSON
                  1757 East 3rd Avenue
                  Vancouver, British Columbia, Canada
                  V5N 1H3

                  ("Elisha")

AND:

                  EZRA M. MANSON
                  1757 East 3rd Avenue
                  Vancouver, British Columbia, Canada
                  V5N 1H3

                  ("Ezra")

AND:

                  LORRIE G. THOMPSON
                  1757 East 3rd Avenue
                  Vancouver, British Columbia, Canada
                  V5N 1H3

                  ("Lorrie")

                  (collectively the "Vendors")

AND:

                  PAUL B. MANSON
                  Suite 201, 850 West Hastins Street
                  Vancouver, British Columbia, Canada
                  V6C 1E1

                  ("Manson" or the "Coventor")

AND:

                    INTERNATIONAL POWERHOUSE ENERGY CORP., a company incorporated pursuant to the laws of British Columbia and having its registered and records office at 1500 - 1055 West Georgia Street, Vancouver, British Columbia V6E 4N7

                  (the "Purchaser")


BACKGROUND

A. The Vendors, in the proportions set out in Schedule 1, are the registered and beneficial owners of all the issued and outstanding shares in the capital of Sea Breeze Energy Inc. (the "Company"), being 600 common shares (the "Shares").

B. The Company carries on the business of wind energy development in British Columbia.

C. The Vendors, as the registered and beneficial owner of the Shares, have agreed to sell, in the proportions set out in Schedule 1, and the Purchaser has agreed to purchase, the Shares, on the terms and conditions contained in this Agreement.


TERMS OF AGREEMENT

In consideration of the premises and the covenants and agreements contained in this Agreement, the parties agree with each other as follows:

                                     Part 1

                                   Definitions

1.1      In this Agreement:

     (a) "Business" means the wind energy business of the Company in British Columbia;

     (b) "Closing Date" means April 16, 2003 or such other date as may be mutually agreed upon by the parties;

     (c) "Financial Statements" means the financial statements of the Company attached to this Agreement as Schedule 3;

     (d) "Project Approval Certificate" means the written authorization signed by the government minister allowing the project to proceed to acquire the specific permits, licenses and other approvals of provincial and municipal regulatory agencies for the siting, construction and operation of the project;

     (e) "Purchaser's Closing Certificate" means the instrument in the form attached as Schedule 4 to be executed and delivered by the Purchaser to the Vendors underss.9.1(e);

     (f) "Special Warrants" means 4,000,000 special warrants of the Company entitling the holder thereof to purchase shares in the Purchaser on the terms set out in this Agreement;

     (g) "Time of Closing" means 10:00 a.m. on the Closing Date;

     (h) "Duggleby and Manson Closing Certificate" means the instrument in the form attached as Schedule 5 to be executed and delivered by Duggleby and Manson to the Purchaser underss.8.1(f).

                                     Part 2

                                    Schedules

2.1 The following schedules are attached to and incorporated in this Agreement by reference and deemed to be part of this Agreement:

        Schedule 1          -   Shareholdings of the Vendors

        Schedule 2          -   Special Warrants of the Purchaser

        Schedule 3          -   Financial Statements (1.1(c),4.2(a))

        Schedule 4          -   Purchaser's Closing Certificate (1.1(e), 9.1(e))

        Schedule 5          -   Duggleby and Manson Closing Certificate (1.1(h), 8.1(f))

        Schedule 6          -   Memorandum and Articles of the Company (4.1(h))

        Schedule 7          -   Material Assets, Contracts and Agreements (4.4(b))

        Schedule 8          -   Directors and Officers of the Company (4.4(e))

        Schedule 9          -   Licenses and Permits (4.4(a), 4.5(h))

        Schedule 10         -   Royalty Agreement

        Schedule 11         -   Employment Agreement

        Schedule 12         -   Current Interests held which are exempted from the Non-Competition Clause (11.7)

                                     Part 3

                       Purchased Shares and Purchase Price

3.1 Subject to the terms and conditions of this Agreement and based on the representations and warranties of the Vendors, Duggleby and Manson set forth in this Agreement, on the Closing Date the Vendors in the proportions set out in
Schedule 1 will sell, assign and transfer to the Purchaser and the Purchaser will purchase from the Vendors all (but not less than all) of the Shares for and in consideration of the following:

     (a) 4,000,000 Special Warrants of the Purchaser in the proportions set out in Schedule 2, each Special Warrant may be converted into one share of the Purchaser for a payment of $0.15 per share, subject to:

          (i) 2,500,000 Special Warrants may be exercised at the time of Closing;

          (ii) 1,000,000 Special Warrants may be exercised upon receipt of the first Project Approval Certificate;

          (iii) 500,000 Special Warrants may be exercised upon commencement of commercial wind generated power production; and

     (b) all unexercised Special Warrants will expire five (5) years from the date of Closing; and

     (c) the Vendors will collectively receive a 5% net profit royalty from the proceeds of the sale of energy generated from each of the properties set out in Schedule 9 and collectively receive 5% of the net proceeds of any sale of the properties set out in Schedule 9, as defined and set out in the Royalty Agreement attached hereto as Schedule 10.

                                     Part 4

               DUGGLEBY AND MANSON REPRESENTATIONS AND WARRANTIES

Duggleby and Manson represent and warrant to the Purchaser as follows:

Corporate and Share Representations

4.1 (a) The Company is a company duly incorporated under the laws of British Columbia, is not a reporting company and is a valid and subsisting company in good standing with respect to the filing of annual reports with the Office of the Registrar of Companies of British Columbia.

     (b) The Company has the corporate power to own the assets owned by it and to carry on the Business.

     (c) The authorized capital of the Company is 20,000,000 common shares with no par value, of which the Shares are the only shares of the Company issued and outstanding.

     (d) The Shares are validly issued and outstanding as fully paid and non-assessable shares in the capital of the Company.

     (e) The Vendors own the Shares as legal and beneficial owner, free and clear of all liens, claims, charges and encumbrances.

     (f) The Vendors have due and sufficient right and authority to enter into this Agreement on the terms and conditions set forth in this Agreement and to transfer the legal and beneficial title to and ownership of the Shares to the Purchaser.

     (g) No person, firm or corporation has any agreement or option or any right capable of becoming an agreement to purchase or otherwise acquire the Shares or any of the unissued shares in the capital of the Company.

     (h) The  Memorandum and Articles of the Company are as attached in Schedule
     6.

Financial and Tax Representations

4.2 (a) The Financial Statements are true and correct in every material respect and present fairly the assets, liabilities and financial position of the Company as at December 31, 2002 and the results of its operations to that date, in accordance with generally accepted accounting principles applied on a basis consistent with that of the previous year.

     (b) There are no liabilities, contingent or otherwise, of the Company which are not disclosed or reflected in the financial statements except those incurred in the ordinary course of business and the Company has not guaranteed, or agreed to guarantee, any debt, liability or other obligation of any person, firm or corporation. There are no liabilities of any other party capable of creating a lien, claim, encumbrance or charge on any of the assets of the Company.

     (c) The Company is not indebted to the Vendors or any affiliate, director, officer or employee of the Company except as shown in the Financial Statements.

     (d) Neither the Vendors nor any affiliate, officer, director or employee of the Company is now indebted or under obligation to the Company on any account.

     (e) Since December 31, 2002, no dividend or other distribution on any shares in the capital of the Company has been made, declared or authorized and the Company has neither purchased nor redeemed nor agreed to purchase or redeem any of the Shares.

     (f) No payment of any kind has been made or authorized since December 31, 2002 to or on behalf of the Vendors or to or on behalf of officers, directors or shareholders of the Company. Since December 31, 2002 the Company has not paid or agreed to pay any compensation, pension, bonus, share of profits or other benefit to, or for the benefit of, any employee, director or officer of the Company except in the ordinary course of business and as reimbursement of funds advanced, and has not increased or agreed to increase the compensation of any director, officer or management employee.

     (g) Since December 31, 2002:

          (i) there has not been any material adverse change in the financial position or condition of the Company or any damage, loss or other material adverse change in circumstances affecting the Business or assets of the Company or its right or capacity to carry on business;

          (ii) the Company has not waived or surrendered any right of material value;

          (iii) the Company has not discharged or satisfied or paid any lien, claim, charge, encumbrance or obligation or liability except in the ordinary course of business;

          (iv) the Business has been carried on in the ordinary course; and

          (v) no single capital expenditures in excess of $10,000.00 have been authorized or made.

     (h) All material transactions of the Company have been promptly and properly recorded or filed in or with its respective books and records. The minute books of the Company contain records of all the meetings and proceedings of shareholders and directors of the Company.

     (i) No tax returns have yet been filed and no accrued taxes or government charges are due.

     (j) No assessments for tax have been made to the Company and none are due.

     (k) Adequate provision has been made for taxes payable for each current period for which tax returns are not yet required to be filed, and there are no waivers or other arrangements providing for an extension of time for the filing of any tax return, or payment of any tax, government charge or deficiency, by the Company.

     (l) The Company has made all elections required to be made under the Income Tax Act of Canada in connection with any distributions by the Company and all such elections were true and correct.

     (m) The Vendors are all residents of Canada (as defined in the Income Tax Act of Canada and the Income Tax Act of British Columbia).

     (n) Under the Income Tax Act of Canada and the Income Tax Act of British Columbia, the Company has been since its incorporation and is now a Canadian-controlled private corporation.

     (o) The Company has not before the date of this Agreement:

          (i) acquired any asset from a person with whom it was not dealing at arm's length except as set out in the financial statements in Schedule 3; or

          (ii) disposed of anything to a person with whom the Company was not dealing at arm's length for proceeds less than the fair market value.

Property Representations

4.3 (a) The Company has good and marketable title to all its assets and in particular the assets described in Schedule 9 subject to no mortgage, pledge, deed of trust, lien, claim, encumbrance or charge save and except those encumbrances arising in the ordinary course of the business that do not materially affect the conduct of the business or the value of the shares and all of such assets are in good order and repair except specific goods identified to the Purchaser with value not in excess of $5,000.00.

     (b) The Vendors do not own any assets which are used by the Company or are necessary or useful in the conduct of the Business.

Contractual Representations

4.4 (a) The Licences and Permits described in Schedule 9 are all in good standing and in full force and effect and the Vendors are not aware of any default by the Company or the other party to any such Licences and Permits.

     (b) The Company does not have any pension plan, profit sharing plan, bonus plan, group insurance or similar plan, or material contract, agreement, undertaking or arrangement, whether oral, written or implied, with employees, lessees, licensees, managers, accountants, suppliers, agents, distributors, officers, directors or lawyers, save and except the contract between the Company and Inverness Management Group Inc. set out in Schedule 7.

     (c) The Company is not a party to any collective agreement with any labour union or other association of employees and no attempt has been made to organize or certify the employees of the Company as a bargaining unit.

     (d) The Company has no employees.

     (e) The directors and officers of the Company are set out in Schedule 8.

General Representations

4.5 (a) There is no basis for and there is no action, suit, judgment, investigation or proceeding outstanding or pending or to the knowledge of the Vendors, Duggleby or Manson, threatened against or affecting the Company or before or by any federal, provincial, state, municipal or other governmental department, commission, board, bureau or agency.

     (b) The Company is not in breach of any law, ordinance, statute, regulation, bylaw, order, decree, covenant, restriction, plan or permit to which it is subject or which applies to it and the uses to which the assets of the Company have been put are not in breach of any law, ordinance, statute, regulation, bylaw, order, decree, covenant, restriction, plan or permit, including those regulating the discharge of material into the environment and the storage, treatment and disposal of waste or otherwise relating to the protection of the environment and the health and safety of persons. For greater certainty, the assets of the Company have not been used in a manner which does or will give rise to any obligation of restoration or removal or any liability for the costs of restoration or removal or for the payment of damages to any third party. There are no underground storage tanks on any of the lands or leasehold properties which form part of the assets of the Company, nor is there located on them any toxic chemical, hazardous material, waste or any noxious or dangerous substance which is designated a toxic or hazardous substance in applicable federal, provincial or municipal law, bylaw, regulation or ordinance relating to environmental matters, including asbestos, polychlorinated biphenyls (PCBs), urea formaldehyde, radon gas or radioactive decay products of radon, whether or not they are so designated.

     (c) The Company carries on business only in British Columbia and does not carry on business in any other province or territory of Canada nor in any other country.

     (d) The Company has not experienced nor is it or Duggleby or Manson aware of any occurrence or event which has had, or might reasonably be expected to have, a materially adverse effect on the Business or the results of its operations.

     (e) Neither the making of this Agreement, the completion of the transactions contemplated by it, nor the performance of or compliance with its terms will violate the Memorandum or Articles of the Company or any agreement to which the Vendors or the Company is a party and will not give any person or company any right to terminate or cancel any agreement or any right enjoyed by the Company and will not result in the creation or imposition of any lien, claim, encumbrance, charge or restriction of any nature in favour of a third party upon or against the assets of the Company or the Shares or the violation of any law or regulation of Canada or of any province or territory of Canada, any municipal bylaw, regulation or ordinance or any order or decree of any court or tribunal to which the Vendors or the Company is subject which could materially affect the Business or the Company or prevent the due and valid transfer of the Shares as provided in this Agreement.

     (f) The Company maintains such insurance against loss or damage to its assets and with respect to public liability as is reasonably prudent for a company such as the Company.

     (g) The Company does not own, directly or indirectly, any shares or interests in any other company or firm.

     (h) Schedule 9 contains all Licences and Permits (including operating authorities) required for carrying on the Business in the manner in which it has heretofore been carried on and all such Licences and Permits are in good standing.

                                     Part 5

                   Purchaser's Representations and Warranties

5.1  The Purchaser represents and warrants that:

     (a) the Purchaser is a corporation duly incorporated under the Company Act of British Columbia, is a reporting company, and is a valid and subsisting company in good standing with respect to the filing of annual reports with the Office of the Registrar of Companies of British Columbia;

     (b) neither the making of this Agreement, the completion of the transactions contemplated by it, nor the performance of or compliance with its terms will violate the Memorandum or Articles of the Purchaser or any agreement to which the Purchaser is a party, and will not result in the creation or imposition of any lien, claim, charge, encumbrance or restriction of any nature in favour of a third party upon or against the assets of the Company or the Shares or the violation of any law or regulation of Canada or of any province or territory of Canada, any municipal bylaw or ordinance or any order or decree of any court or tribunal to which the Purchaser is subject which could prevent the due and valid transfer of the Shares as provided in this Agreement; and

     (c) the Purchaser is not a non-Canadian as that term is defined in the Investment Canada Act.

5.2 The Purchaser has due and sufficient right and authority to enter into this Agreement on the terms and conditions set forth in this Agreement and to perform its obligations under this Agreement, subject to the approval of the TSX Venture Exchange.

                                     Part 6

                     VENDORS' DUGGLEBY AND MANSON COVENANTS

Duggleby and Manson covenant and agree with the Purchaser as follows:

Consents

6.1 Both before and after the Closing Date, Duggleby and Manson will use all reasonable efforts to assist the Purchaser in obtaining from all appropriate federal, provincial, state, municipal and other governmental or administrative bodies and all other persons all such approvals and consents in form and terms satisfactory to counsel for the Purchaser as are necessary or required in order to permit the sale, transfer and assignment of all of the right, title and interest of the Vendors in and to the Shares to the Purchaser.

Possession

6.2 At or before the Time of Closing, the Vendors will deliver to the Purchaser possession of all books, records, book accounts, lists of suppliers and customers of the Company and all other documents, files, records and other data, financial or otherwise, relating to the Business and the assets of the Company.

Books and Records

6.3 At any time up to the Closing Date, the Vendors will permit the Purchaser, and its auditors, solicitors and other authorized persons, to make such investigation of the assets of the Company and of its financial and legal condition as the Purchaser deems necessary or advisable to familiarize itself with such assets and other matters and to have full access to the Business premises and to all records, documents and other information related to the Business and the Company, including all working papers (internal and external) and details of accounts and inventories prepared, obtained or used in connection with the preparation of the Financial Statements.

Interim Management--Positive Covenants

6.4 From the date of this Agreement to the Closing Date, the Vendors, Duggleby and Manson will cause the Company to:

     (a)  carry  on  the  Business  in  the  ordinary  course,   in  a  prudent,
     businesslike and efficient manner and substantially in accordance with the procedures and practices in effect on October 31, 2002;

     (b) maintain insurance on the assets of the Company as they are insured on the date of this Agreement;

     (c) use all reasonable efforts to preserve and maintain the goodwill of the Business; and

     (d) do all necessary repairs and maintenance to the assets of the Company and take reasonable care to protect and safeguard those assets.

Interim Management--Negative Covenants

6.5 From the date of this Agreement to the Closing Date, the Vendors, Duggleby and Manson will not permit the Company, without the prior consent in writing of the Purchaser to:

     (a) purchase or sell, consume or otherwise dispose of any of its assets except in the ordinary course of business;

     (b) enter into any contract or assume or incur any liability except in the ordinary course of business and which is not material;

     (c) settle any account receivable of a material nature at less than face value net of the reserve for that account;

     (d) waive or surrender any material right;

     (e) discharge, satisfy or pay any mortgage, pledge, deed of trust, lien, claim, encumbrance, charge, obligation or liability except in the ordinary course of business; or

     (f) make any capital expenditure or commitment for any capital expenditure outside the ordinary course of business.

                                     Part 7

                              Purchaser's Covenant

7.1 The Purchaser will maintain in safekeeping for ninety days of the latest period in which the Canada Customs and Revenue Agency or other taxing authority would have power to conduct an audit following the Closing Date all financial records of the Company which are in the possession of the Company on the Closing Date and which relate to the Business before the Closing Date and will allow the Vendors access thereto if the Purchaser makes any claim against the Vendors relating to ss.4.1 of this Agreement, if the Vendors are investigated or audited by a taxation or other authority or for any other bona fide business purpose which is not adverse to the interests of the Company, as determined by the Purchaser acting reasonably.

                                     Part 8

                        Purchaser's Conditions of Closing

8.1 The obligations of the Purchaser under this Agreement are subject to the following conditions for the exclusive benefit of the Purchaser being fulfilled in all material respects in the reasonable opinion of the Purchaser at the Time of Closing or waived by the

Purchaser at or before the Time of Closing or agreed by the Vendors and the Purchaser to be indemnified for by the Vendors:

     (a) the representations and warranties of the Vendors, Duggleby and Manson contained in this Agreement will be true and correct and on and as of the Closing Date;

     (b) the Vendors, Duggleby and Manson will have complied with all covenants and agreements in this Agreement agreed to be performed or caused to be performed by it on or before the Closing Date;

     (c) the Company will have entered into a management agreement with Inverness Management Group Inc. on the terms set out in Schedule 7 attached hereto;

     (d) no material loss or destruction of or damage to any of the assets of the Company will have occurred between the date of this Agreement and the Time of Closing;

     (e) no action or proceeding against the Company or the Vendors, Duggleby or Manson, will be pending or threatened by any person, company, firm, governmental authority, regulatory body or agency to enjoin or prohibit:

          (i) the purchase and sale of the Shares contemplated by this Agreement or the right of the Purchaser to own the Shares; or

          (ii) the right of the Company to conduct its operations and carry on the Business in the ordinary course as the Business and its operations have been carried on in the past; and

     (f) Duggleby and Manson will tender to the Purchaser a Closing Certificate substantially in the form of Schedule 5 signed by the Duggleby and Manson certifying the truth and correctness at the Closing of the representations and warranties of the Vendors, Duggleby and Manson contained in Article 4, the performance of all covenants and agreements of the Vendors, Duggleby and Manson and that the condition described in ss.8.1(e) does not exist as at the Closing Date.

8.2 If any of the conditions in ss.8.1 are not fulfilled or waived or indemnified for, the Purchaser on the Closing Date may rescind this Agreement by notice in writing to the Vendors. In such event, the Purchaser shall be released from all obligations under this Agreement, and the Vendors will also be released unless the Vendors were reasonably capable of causing such condition or conditions to be fulfilled or the Vendors, Duggleby and Manson have breached any of its representations, warranties, covenants or agreements in this Agreement.

8.3 The conditions in ss.8.1 may be waived in whole or in part without prejudice to any right of rescission or any other right in the event of the non-fulfilment of any other condition or conditions. A waiver will be binding only if it is in writing.

8.4 The Vendors will deliver to the Purchaser at the Time of Closing an opinion of the Vendors' counsel, addressed to the Purchaser, in form satisfactory to Purchaser's counsel that:

     (a) the Company is duly incorporated, organized and validly existing under the law of the province of British Columbia and is in good standing with respect to the filing of annual reports with the Office of the Registrar of Companies of British Columbia;

     (b) the number of authorized and issued shares in the capital of the Company is as warranted by the Vendors and the Shares are duly authorized, validly issued and outstanding as fully paid and non-assessable; and

     (c) all necessary steps and corporate proceedings have been taken to permit the Shares to be duly and validly transferred to and registered in the name of the Purchaser.

                                     Part 9

                         Vendors' Conditions of Closing

9.1 The obligations of the Vendors under this Agreement are subject to the following conditions for the exclusive benefit of the Vendors being fulfilled in all material respects in the reasonable opinion of the Vendors at the Time of Closing or waived by the Vendors at or before the Time of Closing or agreed by the Purchaser and the Vendors to be indemnified for by the Purchaser:

     (a) the representations and warranties of the Purchaser contained in this Agreement will be true and correct on and as of the Closing Date;

     (b) the Purchaser will have complied with all covenants and agreements in this Agreement agreed to be performed or caused to be performed by it on or before the Closing Date;

     (c) the Company will have entered into a management contract with Inverness Management Group Inc. on the terms set out in Schedule 7;

     (d) no action or proceeding against the Purchaser will be pending or threatened by any person, company, firm, governmental authority, regulatory body or agency to enjoin or prohibit:

          (i) the purchase and sale of the Shares contemplated by this Agreement or the right of the Purchaser to own the Shares; or

          (ii) the right of the Company to conduct its operations and carry on the Business in the ordinary course as the Business and its operations have been carried on in the past; and

     (e) the Purchaser will tender to the Vendors a Purchaser's Closing Certificate substantially in the form of Schedule 4 signed by an officer of the Purchaser certifying the truth and correctness at the Closing Date of the representations and warranties of the Purchaser contained in Article 5, the performance of all covenants and agreements of the

     Purchaser, and that the condition described in ss.9.1(d) does not exist as at the Closing Date.

9.2 If any of the conditions in ss.9.1 are not fulfilled or waived or indemnified for, the Vendors on the Closing Date may rescind this Agreement by notice in writing to the Purchaser. In such event, the Vendors shall be released from all obligations under this Agreement, and the Purchaser will also be released unless the Purchaser was reasonably capable of causing such condition or conditions to be fulfilled or the Purchaser has breached any of its representations, warranties, covenants or agreements in this Agreement.

9.3 The conditions in ss.9.1 may be waived in whole or in part without prejudice to any right of rescission or any other right in the event of non-fulfillment of any other condition or conditions. A waiver will be binding only if it is in writing.

                                    Part 10

                              Closing Arrangements

Closing Location

10.1 The closing of the purchase and sale and the other transactions contemplated by this Agreement (the "Closing") will take place at 10:00 a.m. on the Closing Date at the offices of Lang Michener, Barristers and Solicitors, 1500 - 1055 West Georgia Street, Vancouver, British Columbia, V6E 4N7, or such earlier or later date as the parties may agree in writing.

Vendors' Closing Documents

10.2 At the Closing, the Vendors will tender to the Purchaser:

     (a) resignations in writing of all directors and officers of the Company;

     (b) certified copies of resolutions of the directors of the Company in form satisfactory to the Purchaser, acting reasonably, authorizing the transfer of the Shares to and registration of the Shares in the name of the Purchaser and issue of new share certificates representing the Shares in the name of the Purchaser;

     (c) share  certificates in the name of the Vendors  representing the Shares
     duly   endorsed  for  transfer  and  duly   executed   share   certificates
     representing the Shares in the name of the Purchaser;

     (d) the register of members of the Company recording that the Purchaser is the holder of all issued and outstanding shares of the Company;

     (e) an opinion in the form described in ss.8.4;

     (f) all corporate records and books of account of the Company including minute books, share registers, annual reports, and a certificate of good standing;

     (g) every common seal of the Company;

     (h) a fully executed management agreement, as set out in Schedule 7, between the Company and Inverness Management Group Inc.

Purchaser's Closing Documents

10.3 At the Closing, the Purchaser will tender to the Vendors:

     (a) a certified copy of a resolution of the directors of the Purchaser in form satisfactory to the Vendors, acting reasonably, authorizing the execution and delivery of this Agreement and the purchase of the Shares;

     (b) a copy of the approval of the TSX Venture Exchange;

     (c) Special Warrants in the name of the Vendors, proportionate to their interest, for the Purchase Price;

     (d) a net profit royalty agreement on the terms set out in Schedule 10; and

     (e) confirmation of the commitment to advance a maximum of CDN$1,000,000 to pay the liabilities of the Company estimated at CDN$475,000 as at October 31, 2002 and CDN$525,000 to further advance the Company.

                                    Part 11

                                     General

Reliance

11.1 The Vendors acknowledges and agrees that the Purchaser has entered into this Agreement relying on the representations, warranties, covenants and agreements and other terms and conditions of this Agreement and that no information which is now known, which may become known or which could upon investigation have become known to the Purchaser or any of its present or future officers, directors or professional advisors in any way limits or extinguishes any rights the Purchaser may have against the Vendors, Duggleby and Manson including without limitation, any right to indemnity under ss.11.3 of this Agreement.

Survival of Vendors', Duggleby's and Manson's Representations

11.2 The representations, warranties, covenants and agreements of the Vendors, Duggleby and Manson contained in this Agreement and in any document or certificate given under this Agreement will survive the closing of the transactions contemplated by this Agreement and remain in full force and effect notwithstanding any waiver by the Purchaser unless such waiver was made after notice in writing by the Vendors to the Purchaser setting forth the breach.

Indemnification by the Vendors, Duggleby and Manson

11.3 The Vendors, Duggleby and Manson covenants and agree to indemnify and save harmless the Purchaser from any loss, damage, liability, cost and expense (including without limitation any tax liability) suffered by the Purchaser directly or indirectly as a result of or arising out of any breach of representation, warranty, covenant or agreement of the Vendors, Duggleby and Manson contained in this Agreement, the Vendors' Closing Certificate or any document or certificate delivered under this Agreement.

Survival of Purchaser's Representations

11.4 The representations, warranties, covenants and agreements of the Purchaser contained in this Agreement and in any document or certificate given under this Agreement survive the closing of the transactions contemplated by this Agreement and remain in full force and effect notwithstanding any waiver by the Vendors unless such waiver was made after notice in writing by the Purchaser to the Vendors setting forth the breach.

Indemnification by the Purchaser

11.5 The Purchaser covenants and agrees to indemnify and save harmless the Vendors from any loss, damage, liability, cost and expense (including without limitation any tax liability) suffered by the Vendors directly or indirectly as a result of or arising out of any breach of representation, warranty, covenant or agreement of the Purchaser contained in this Agreement, the Purchaser's
Closing Certificate or any document or certificate delivered under this Agreement.

Commissions, Legal Fees

11.6 Each of the parties will bear the fees and disbursements of the respective lawyers, accountants and consultants engaged by them respectively in connection with this Agreement and will not cause or permit any such fees or disbursements to be charged to the Company before the Closing Date, save and except reasonable fees of the Vendors which are to be approved by the Purchaser prior to Closing.

Non-Competition and Enforceability

11.7 The Vendors, Duggleby and Manson will not the later of three years from Closing and two years from leaving the Company, directly or indirectly, whether as owner, shareholder (except to the extent of a less than five per cent ownership interest of the outstanding shares of a publicly held corporation), director, agent, officer, employee, consultant, independent contractor or in any other capacity whatsoever, of a corporation, partnership or proprietorship compete with, or engage in, or be financially concerned or interested in, or advise, lend money to, guarantee the debts or obligations of or permit their names to be used or employed by any person engaged in or concerned with or interested in the Business of the Company within the United States and Canada without obtaining the prior approval in writing of the Purchaser, save and except in respect of those interests which exist as at the date hereof which interests are detailed in Schedule 12.

Confidentiality

11.8 The Vendors, Duggleby and Manson, have had access to information relating to the Business of the Company that is not generally known or used by others, or the utility of which is not generally known or recognized by others, including the business, financial and customer information, techniques or strategies which relate to the present or prospective Business of the Company and any documentation or other information is treated as proprietary and confidential ("Confidential Information") save and except as may be required by the Vendors, Duggleby and Manson, in their development of the interests detailed in Schedule 12.

Notices

11.9 Any notice, direction or other instrument required or permitted to be given under this Agreement will be in writing and may be given by mailing the same postage prepaid or delivering the same addressed as follows:

     (a) To the Vendors:

                  ANTHONY O. DUGGLEBY
                  1161 Ambrose Avenue
                  Prince Rupert, British Columbia, Canada
                  V8J 2C5

                  AURIANE S. CHOUINARD-DUGGLEBY
                  1161 Ambrose Avenue
                  Prince Rupert, British Columbia, Canada
                  V8J 2C5

                  ELIZE N. DUGGLEBY-CHOUINARD
                  1161 Ambrose Avenue
                  Prince Rupert, British Columbia, Canada
                  V8J 2C5

                  ELISHA G. MANSON
                  1757 East 3rd Avenue
                  Vancouver, British Columbia, Canada
                  V5N 1H3

                  EZRA M. MANSON
                  1757 East 3rd Avenue
                  Vancouver, British Columbia, Canada
                  V5N 1H3

                  LORRIE G. THOMPSON
                  1757 East 3rd Avenue
                  Vancouver, British Columbia, Canada
                  V5N 1H3

     (b) To the Purchaser:

                  INTERNATIONAL POWERHOUSE ENERGY CORP.
                  1500 - 1055 West Georgia Street
                  Vancouver, British Columbia, Canada
                  V6E 4N7

     (a) To Manson:

                  PAUL B. MANSON
                  #201 - 850 West Hastings Street
                  Vancouver, BC
                  V6C 1E1

or to such other address as a party may specify by notice and shall be deemed to have been received, if delivered, on the date of delivery if it is a business day and otherwise on the next succeeding business day and, if mailed, on the fifth business day following the posting of the notice except if there is a postal dispute, in which case all communications shall be delivered.

Time of Essence

11.10 Time is of the essence of this Agreement.

Further Assurances

11.11 Each of the parties will execute and deliver such further documents and instruments and do such acts and things as may, before or after the Closing Date, be reasonably required by another party to carry out the intent and meaning of this Agreement and to assure to the Purchaser the Shares.

Proper Law

11.12 This Agreement will be construed and enforced in accordance with, and the rights of the parties shall be governed by, the law of British Columbia.

Entire Agreement

11.13 This Agreement contains the whole agreement between the Vendors and Purchaser pertaining to the subject matter hereof and supersedes all prior agreements, understandings, negotiations and discussions between the parties and there are no representations, warranties, covenants, conditions or other terms other than expressly contained in this Agreement.

Assignment

11.14 This Agreement may not be assigned by any party without the prior written consent of the other party, which consent may be arbitrarily withheld.

Benefit and Binding Nature of the Agreement

11.15 This Agreement enures to the benefit of and is binding upon the parties and their respective successors and permitted assigns.

IN WITNESS WHEREOF this Agreement has been executed by the parties hereto as of the day and year first above written.

Benefit and Binding Nature of the Agreement

This Agreement enures to the benefit of and is binding upon the parties and their respective successors and permitted assigns.

IN WITNESS WHEREOF this Agreement has been executed by the parties hereto as of the day and year first above written.


Signed, Sealed and Delivered by ANTHONY O. DUGGLEBY in the    )
presence of:                                                  )
                                                              )
                                                              )
"Carl Chaplin"                                                )     "Anthony Duggleby"
-----------------------------------------------------                -----------------
Witness (Signature)                                           )   ANTHONY O. DUGGLEBY
                                                              )
                                                              )
Carl Chaplin                                                  )
-----------------------------------------------------
Name (please print)                                           )
                                                              )
                                                              )
302 - 1067 Granville                                          )
-----------------------------------------------------
Address                                                       )
                                                              )
                                                              )
Vancouver, B.C. V6Z 1L4                                       )
-----------------------------------------------------
City, Province


Signed, Sealed and Delivered by PAUL B. MANSON in the         )
presence of:                                                  )
                                                              )
                                                              )
"L. Hogg"                                                     ) " Paul Manson"
-----------------------------------------------------          -----------------
Witness (Signature)                                           ) PAUL B. MANSON
                                                              )
                                                              )
Linda Hogg                                                    )
-----------------------------------------------------
Name (please print)                                           )
                                                              )
                                                              )
1500-1055 West Georgia                                        )
-----------------------------------------------------
Address                                                       )
                                                              )
                                                              )
Vancouver BC                                                  )
-----------------------------------------------------
City, Province


Signed, Sealed and Delivered by AURIANE S.                    )
CHOUINARD-DUGGLEBY in the presence of:                        )
                                                              )
                                                              )
"Bryan Green"                                                 )   "Auriane Chouinard-Duggleby"
-----------------------------------------------------              ---------------------------
Witness (Signature)                                           )   AURIANE S. CHOUINARD-DUGGLEBY
                                                              )
                                                              )
316 Chatham Street                                            )
-----------------------------------------------------
Name (please print)                                           )
                                                              )
                                                              )
Nelson, BC                                                    )
-----------------------------------------------------
Address                                                       )
                                                              )
                                                              )
                                                              )
City, Province


Signed, Sealed and Delivered by ELIZE N. DUGGLEBY-CHOUINARD   )
in the presence of:                                           )
                                                              )
                                                              )
"Carl Chaplin"                                                )   "Anthony Duggleby for Elize Duggleby-Chouinard
-----------------------------------------------------              ---------------------------------------------
Witness (Signature)                                           )   (Minor)"
                                                                  --------
                                                              ) ELIZE N. DUGGLEBY-CHOUINARD
                                                              )
Carl Chaplin                                                  )
-----------------------------------------------------
Name (please print)                                           )
                                                              )
                                                              )
302-1067 Granville                                            )
-----------------------------------------------------
Address                                                       )
                                                              )
                                                              )
Vancouver, BC V6Z 1L4                                         )
-----------------------------------------------------
City, Province


Signed, Sealed and Delivered by ELISHA G. MANSON in the       )
presence of:                                                  )
                                                              )
                                                              ) "Paul B. Manson
                                                                for Elisha G. Manson (Minor)"
"S Webb"                                                      )
-----------------------------------------------------
Witness (Signature)                                           )   ELISHA G. MANSON
                                                              )
                                                              )
Susy Webb                                                     )
-----------------------------------------------------
Name (please print)                                           )
                                                              )
                                                              )
#006-998 Thurlow St.                                          )
-----------------------------------------------------
Address                                                       )
                                                              )
                                                              )
Vancouver, BC                                                 )
-----------------------------------------------------
City, Province


Signed, Sealed and Delivered by EZRA M. MANSON in the         )
presence of:                                                  )
                                                              ) "Paul B. Manson for Ezra M. Manson (Minor)"
"S. Webb"                                                     ) EZRA M. MANSON
-----------------------------------------------------
Witness (Signature)                                           )
                                                              )
                                                              )
Susy Webb                                                     )
-----------------------------------------------------
Name (please print)                                           )
                                                              )
                                                              )
#006-998 Thurlow St.                                          )
-----------------------------------------------------
Address                                                       )
                                                              )
                                                              )
Vancouver, BC                                                 )
-----------------------------------------------------
City, Province


Signed, Sealed and Delivered by LORRIE G. THOMPSON in the     )
presence of:                                                  )
                                                              )
                                                              ) "Paul B. Manson for Lorrie G. Thompson by Power
"S. Webb"                                                     ) of Attorney"
-----------------------------------------------------
Witness (Signature)                                           ) LORRIE G. THOMPSON
                                                              )
                                                              )
Susy Webb                                                     )
-----------------------------------------------------
Name (please print)                                           )
                                                              )
                                                              )
#006-99 Thurlow St.                                           )
-----------------------------------------------------
Address                                                       )
                                                              )
                                                              )
Vancouver, BC                                                 )
-----------------------------------------------------
City, Province




The Corporate Seal of                                         )
INTERNATIONAL POWERHOUSE ENERGY CORP.                         )
was affixed in the presence of:                               )
                                                              )
                                                              ) C/S
Per:     "Signature"                                          )
          -------------------------------------------
         Authorized Signatory                                 )
                                                              )
                                                              )
Per:     "C. Chase Hoffman"                                   )
         --------------------------------------------
         Authorized Signatory                                 )
                                                              )


                                   SCHEDULE 1

                          SHAREHOLDINGS OF THE VENDORS



                              Name                        Shares


        Anthony O. Duggleby                               100

        Auriane S. Chouinard-Duggleby                     100

        Elize N. Duggleby-Chouinard                       100

        Elisha G. Manson                                  100

        Ezra M. Manson                                    100

        Lorrie G. Thompson                                100

                                   SCHEDULE 2

                        SPECIAL WARRANTS OF THE PURCHASER



------------------------------------------------------------ -------------------
NAME                                                         SPECIAL WARRANTS
------------------------------------------------------------ -------------------
Anthony O. Duggleby                                          666,667


Auriane S. Chouinard-Duggleby                                666,667


Elize N. Duggleby-Chouinard                                  666,666


Elisha G. Manson                                             666,667


Ezra M. Manson                                               666,666


Lorrie G. Thompson                                           666,667
------------------------------------------------------------ -------------------

                                   SCHEDULE 3

                              FINANCIAL STATEMENTS

                                                           MORGAN & COMPANY
                                                           CHARTERED ACCOUNTANTS
                                                           [LOGO OMITTED]

                                AUDITORS' REPORT

To the Directors of
Sea Breeze Energy Inc.

We have audited the balance sheet of Sea Breeze Energy Inc. as at December 31 , 2002 and the statements of loss and deficit, and cash flows for the period from Inception, January 4, 2002, to December 31 , 2002 . These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at December 31 , 2002 and the results of its operations and cash flows for the period from inception, January 4, 2002, to December 31 , 2002, in accordance with Canadian generally accepted accounting principles.

Vancouver, B.C.                                            "Morgan & Company"
March 10, 2003                                             Chartered Accountants



Tel: (604) 687.5841                                P.O. Box 10007 Pacific Centre
Fax (604) 687-0075                          Suite 1488 - 700 West Georgia Street
www.morgan-cas.com                                       Vancouver, B.C. V7Y 1A1


                                    Member of
                                      ACPA
                                 INTERNATIONAL
                                 [LOGO OMITTED]

                              SEA BREEZE ENERGY INC

                                  BALANCE SHEET

                                DECEMBER 31, 2002

--------------------------------------------------------------------------------
ASSETS

Current

Cash                                                            $        61,744

Accounts receivable                                                      11,206

Prepaid expenses.                                                        14,272
                                                                       ---------
                                                                         87,222



Capital Assets (Note 3)                                                  24,553

Projects Under Development (Note 4)                                      212,711

OtherAssets(Note5)                                                       20,000
                                                                       ---------
                                                                $        344,486

--------------------------------------------------------------------------------
LIABILITIES

Current

         Accounts payable and accrued liabilities    Loans      $        24,635
payable (Note 6)
                                                                         452,825
                                                                       ---------
                                                                         477,460
                                                                       ---------

SHAREHOLDER'S DEFICIENCY

Share Capital (Note 7)
                                                                              6
Deficit
                                                                       (132,980)
                                                                       ---------
                                                                       (132,974)
                                                                       ---------
                                                                        $344,486
--------------------------------------------------------------------------------

                             SEA BREEZE ENERGY INC.

                          STATEMENT OF LOSS AND DEFICIT

      FOR THE PERIOD FROM INCEPTION, JANUARY 4, 2002, TO DECEMBER 31 , 2002

--------------------------------------------------------------------------------
Expenses

Accounting and audit                                         $         7,682

Administrative services                                               48,286

Amortization                                                           1,026

Bank charges, interest and exchange                                    1,769

Insurance                                                              1,300

Legal fees                                                               858

Office and sundry                                                     15,235

Rent                                                                   5,477

Travel and business development                                       45,955
                                                                    ---------
Loss Before The Following                                            127,588

Loss On Theft Of Capital Assets                                        5,392
                                                                    ---------
Loss For The Period                                                  132,980

Deficit, Beginning Of Period                                              -
                                                                    ---------
Deficit, End Of Period                                              $132,980
--------------------------------------------------------------------------------

                             SEA BREEZE ENERGY INC.

                             STATEMENT OF CASH FLOWS
      FOR THE PERIOD FROM INCEPTION, JANUARY 4, 2002, TO DECEMBER 31, 2002

------------------------------------------------------------- -----------------------------------------------
Cash Flows From Operating Activities

Net loss for the period                                                                          $ (132,980)

Items not affecting cash:                                                                              1,026

         Amortization                                                                                  5,392
                                                                                       ----------------------
         Loss on theft of capital assets                                                           (126,562)



Changes in non-cash working capital items:

         Accounts receivable                                                                        (11,206)

         Prepaid expenses                                                                           (14,272)

         Accounts payable and accrued liabilities                                                    24,635
                                                                                       ----------------------
                                                                                                   (127,405)
                                                                                       ----------------------


Cash Flows From Financing Activities

Issue of shares                                                                                            6

Loans payable                                                                                        452,825
                                                                                       ----------------------
                                                                                                     452,831
                                                                                       ----------------------


Cash Flows From Investing Activities

Capital assets                                                                                      (30,971)

Projects under development                                                                         (212,711)

Other assets                                                                                        (20,000)
                                                                                       ----------------------
                                                                                                   (263,682)
                                                                                       ----------------------


Increase in Cash During The Period                                                                    61,744

Cash, Beginning Of Period                                                                                  -
                                                                                       ----------------------
Cash, End Of Period                                                                                 $ 61,744


------------------------------------------------------------- -----------------------------------------------

                             SEA BREEZE ENERGY INC.

                          NOTES TO FINANCIAL STATEMENTS

                                DECEMBER 31, 2002

1.   NATURE OF OPERATIONS AND FUTURE OPERATIONS

     Sea Breeze Energy Inc. is a private company incorporated in the Province of British Columbia on January 4, 2002. The Company's primary business activity s the development of wind energy projects in British Columbia.

     The Company is in the development stage and currently derives no revenues from its development projects. To date, the Company has financed its operations principally through loans. These financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the settlement of liabilities in the normal course of business. The ultimate realization of the amount shown as projects under development is dependent upon continuing rights to the areas, the obtaining of necessary regulatory approvals, the ability to obtain the necessary financing to complete development, and the successful development and sale of electricity. The amounts shown for projects under development represent costs incurred to date and are not intended to reflect present or future values.

2.   SIGNIFICANT ACCOUNTING POLICIES

     a)   Use of Estimates

          The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions which affect the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities at the date of the financial statements, and revenues and expenses for the periods reported. Actual results could differ from these estimates.

     b)   Projects Under Development

          Projects under development include the cost of land access fees, permit fees, and all costs directly related to the submission for approval of proposals for the development of wind energy projects. Capitalized costs will be amortized over the expected useful lives of the projects once the projects commence commercial operations.

     c)   Financial Instruments

          The  Company's   financial   instruments  consist  of  cash,  accounts
          receivable, accounts payable and accrued liabilities, and loans payable

                              SEA BREEZE ENERGY INC

                          NOTES TO FINANCIAL STATEMENTS

                                DECEMBER 31, 2002

2.   SIGNIFICANT ACCOUNTING POLICIES (Continued)

     c)   Financial Instruments (Continued)

          Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest or credit risks arising from these financial instruments. The fair value of these financial instruments approximate their carrying values, unless otherwise noted.

     d)   Capital Assets

          Capital assets are stated at net book value. Depreciation is provided on a declining balance basis using the following annual rates:

                  Office equipment                30% declining balance basis
                  Wind monitoring equipment       Straight line over three years

     e)   Future income Taxes

          The  Company has adopted  the new  requirements  of the CIOA  Handbook
          Section 3465 whereby unused tax losses, income tax reductions and deductible temporary differences are only recognized as a future income tax benefit to the extent that these amounts will be more than likely realized.

3.   CAPITAL ASSETS

                        COST                    ACCUMULATES AMORIZATION           NET BOOK VALUE
----------------------- ----------------------- ----------------------------- --- ---------------------------
Office equipment        $6,843                  $1,026                            $5,817


Wind monitoring
equipment under
construction            18,736                  --                                18,736
----------------------- ----------------------- ----------------------------- --- ---------------------------
                        $25,579               $1,026                              $24,553

4.   PROJECTS UNDER DEVELOPMENT

     The Company has applied for and received four investigative Use Permits from the B.C. Ministry of Sustainable Resource Management, whereby the Company may enter onto the geographic area, specified in the permit, in order to assess the wind power generating potential of the area. The four Investigative Use Permits cover an area of approximately 19,000 hectares of foreshore or land covered by water in the southern B.C. and Vancouver Island areas. Two of the four investigative use permits expire on July 15, 2004, and two expire on August 1, 2004.

                             SEA BREEZE ENERGY INC.

                          NOTES TO FINANCIAL STATEMENTS

                                DECEMBER 31, 2002

4.   PROJECTS UNDER DEVELOPMENT (Continued)

     Direct costs allocated to the projects are as follows:

     Site application and permitting                             $ 97,488

     Project consulting                                            95,649

     Financial analysis                                            10,630

     Research and development                                       8,944
                                                                -------------
                                                                $ 212,711


5.   OTHER ASSETS

     Other assets represent security deposits held by Land and Water British Columbia Inc regarding the area covered by the Roberts Bank and Sturgeon Bank Investigative Use permits of southern B.C.

6.   LOANS PAYABLE

     Loans payable are non-interest bearing, unsecured, and have no specific terms of repayment

7.   SHARE CAPITAL

     Authorized:

         20,000,000 common shares without par value

     Issued:

         600 common shares                                                 $ 6
                                                                        --------

                             SEA BREEZE ENERGY INC.

                          NOTES TO FINANCIAL STATEMENTS

                                DECEMBER 31, 2002



8.   INCOME TAXES

     Future tax assets (liabilities) of the Company are as follows:

     Excess of book over tax amortization                               $ 406
     Operating losses                                                  16,993
                                                                      --------
                                                                       17,399
     Less: Valuation allowance                                        (17,399)
                                                                      --------
     Future tax asset (liability) recognized                     $         -
                                                                      --------

     As at December 31, 2002 the Company has incurred operating income tax losses totaling $93,368 which expire in 2009.

     A reconciliation of income taxes at a statutory rates to the Company's effective income tax expense is as follows:

     Loss for the period                                          $ (132,980)
     Statutory tax rate                                                 18.2%
     Expected income tax provision                                  $(24,202)
     Non-deductible differences                                       $ (406)
     Unrecognized tax losses and change in valuation allowance      $ 24,608
     Income tax provision                                               $ -


     A valuation allowance has been recorded to reduce the net benefit recorded in the financial statements related to these future tax assets. The valuation allowance is deemed necessary as a result of the uncertainty associated with the ultimate realization of these tax assets.

9.   RELATED PARTY TRANSACTIONS

     a) During the period ended December 31, 2002, $4,500 was paid to a company controlled by a director for rent.

     b) During the period ended December 31, 2002, $54,000 was paid to a company controlled by a director for project consulting fees.

     c) Loans payable at December 31, 2002 includes $36 due to a director or companies controlled by a director.

                             SEA BREEZE ENERGY INC.

                          NOTES TO FINANCIAL STATEMENTS

                                DECEMBER 31, 2002

10.  SUBSEQUENT EVENT

     Subsequent to December 31, 2002, the Company applied for and received an additional six Investigative Use Permits in southern B.C. The permits expire on January 31, 2005.

                                   SCHEDULE 4

                         PURCHASER'S CLOSING CERTIFICATE

TO:      ANTHONY O. DUGGLEBY
         AURIANE S. CHOUINARD-DUGGLEBY
         ELIZE N. DUGGLEBY-CHOUINARD
         ELISHA G. MANSON
         EZRA M. MANSON
         LORRIE G. THOMPSON

         (the "Vendors")

--------------------------------------------------------------------------------


INTERNATIONAL POWERHOUSE ENERGY CORP. (the "Purchaser") hereby certifies that:

(1) the representations and warranties set forth in Article 5 of the Share Purchase Agreement (the "Agreement") made as of November 4, 2002 between the Purchaser and the Vendors are true and correct as of the Time of Closing (as such term is defined in the Agreement) with the same force and effect as if made at and as of the Time of Closing;

(2) all of the terms, covenants and conditions of the Agreement to be performed or complied with by the Purchaser at or prior to the Time of Closing have been performed and complied with as of the date hereof; and

(3) the condition described in subsection 9.1(d) does not exist at the Time of Closing.

DATED:                              , 2003




                                           INTERNATIONAL POWERHOUSE ENERGY CORP.


                                           By:
                                           Authorized Signatory

                                   SCHEDULE 5

                     DUGGLEBY AND MANSON CLOSING CERTIFICATE

TO:      INTERNATIONAL POWERHOUSE ENERGY CORP. (the "Purchaser")

--------------------------------------------------------------------------------


Anthony O. Duggleby and Paul B. Manson hereby certify that:

(1) the representations and warranties set forth in Article 4 of the Share Purchase Agreement (the "Agreement") made as of November 4, 2002 between the Purchaser and the Vendors are true and correct as of the Time of Closing (as such term is defined in the Agreement) with the same force and effect as if made at and as of the Time of Closing;

(2) all of the terms, covenants and conditions of the Agreement to be performed or complied with by the Vendors, Duggleby and Manson at or prior to the Time of Closing have been performed and complied with; and

(3) the condition described in subsection 8.1(e) does not exist at the Time of Closing.

DATED:                     , 2003



----------------------------------     -----------------------------------------
ANTHONY O. DUGGLEBY                    PAUL B. MANSON

                                   SCHEDULE 6

[BRITISH COLUMBIA LOGO OMITTED]

                                                             File Number: 640026



SEA BREEZE ENERGY INC.

I hereby certify that the documents attached hereto are copies of documents filed with the Registrar of Companies on January 04, 2002


                                                          /s/ "John S. Powell"
                                                          JOHN S. POWELL
                                                          Registrar of Companies

-------------------------------------------------------------------------------------------------------
Ministry of              Corporate and Personal         Mailing Address:           Location:
Finance and              Properties Registries          PO Box 9431 Stn Prov Govt  Second Floor
Corporate Relations                                     Victoria B.C. V8W 9V3      940 Blanchard Street
                                                                                   Victoria

                                   COMPANY ACT

                                   MEMORANDUM

                                       OF

                                SEA BREEZE ENERGY

We wish to be formed into a company with limited liability under the Company Act in pursuance of this Memorandum. o

1. The name of the Company is: SEA BREEZE ENERGY INC.

2. The authorized capital of the Company consists of:

   TWENTY MILLION (20,000,000) common shares without par value.

3. We agree to take the number of shares in the Company set forth opposite our names.

------------------------------------------------------- ------------------------
FULL NAMES, RESIDENT ADDRESSES, CITIZENSHIP AND         NUMBER, KIND AND CLASS
OCCUPATIONS OF SUBSCRIBERS                              OF SHARES TAKEN BY
                                                        SUBSCRIBERS
------------------------------------------------------- ------------------------

PAUL BUTZNER MANSON                                     ONE COMMON SHARE
643 East 30th Avenue
Vancouver, B.C.
V5V 2V7

BUSINESSMAN

Canadian Citizen
------------------------------------------------------- ------------------------
TOTAL SHARES TAKEN:        One (1) Common Share
--------------------------------------------------------------------------------


DATED the 24th day of December, 2001

                  /s/ "Paul Butzner"

PAUL BUTZNER MANSON, SUBSCRIBER

WITNESS TO THE ABOVE SIGNATURE:     /s/"E. Salamon"

Name: E. Salamon

Address: 2809 West 15th Avenue, Vancouver, B.C. V6K 3A1

Occupation: Office Manager

                                    ARTICLES

                                     - of -

                             Sea Breeze Energy Inc.

                                TABLE OF CONTENTS

Part                                                                                           Page
1.           Interpretation                                                                    1
2.           Shares and Share Certificates                                                     2
3.           Issue of Shares                                                                   3
4.           Share Registers                                                                   4
5.           Transfer of Shares                                                                4
6.           Transmission of Shares                                                            5
7.           Alteration of Capital                                                             6
8.           Purchase and Redemption of Shares                                                 7
9.           Borrowing Powers                                                                  8
10.          General Meetings                                                                  9
11.          Proceedings at General Meetings                                                   10
12.          Votes of Members                                                                  12
13.          Directors                                                                         14
14.          Election and Removal of Directors                                                 15
15.          Powers and Duties of Directors                                                    16
16.          Disclosure of interest of Directors                                               16
17.          Proceedings of Directors                                                          18
18.          Executive and Other Committees                                                    19
19.          Officers                                                                          20
20.          Indemnity and Protection of Directors, Officers and Employees                     21
21.          Dividends and Reserve                                                             22
22.          Record Dates                                                                      23
23.          Documents, Records and Financial Statements                                       23
24.          Notices                                                                           24
25.          Seal                                                                              24
26.          Prohibitions                                                                      25

                                   COMPANY ACT

                                    ARTICLES

                             PART 1 - INTERPRETATION

1.1 In these Articles, unless the context otherwise requires:

     (a) "Company Act" means the Company Act of the Province of British Columbia from time to time in force and all amendments thereto and includes all regulations and amendments thereto made pursuant to that Act;

     (b) "designated security" means a security of the Company that is not a debt security and that:

          (i) carries a voting right in all circumstances or under some circumstances that have occurred and are continuing, or

          (ii) carries a residua1 right to participate. in the earnings of the Company or, .upon the liquidation or winding up of the Company, in its assets;

     (c) "Directors", "Board of Directors" or "Board" means the Directors or, if the Company has only one Director, the Director of the Company for the time being;

     (d)  "month" means calendar month;

     (e) "registered address" of a Director means the address of the Director recorded in the register of directors;

     (f) "registered address" of a member means the address of the member recorded in the. register of members;

     (g) "registered owner" or "registered holder" when used with respect to a share in the capital of the Company means the person registered in the register of members in respect of such share;

     (h)  "regulations" means the regulations made pursuant to the Company Act;

     (i)  "seal" means the common seal of the Company, if the Company has one.

1.2 Expressions  referring to writing shall be construed as including references
to  printing,   lithography,   typewriting,   photography  and  other  modes  of
representing or reproducing words in a visible form.

1.3 Words importing the singular include the plural and vice versa, words importing male persons include female persons and words importing persons shall include corporations

1.4 The meaning of any words or phrases defined in the Company Act shall, if not inconsistent with the subject or context, bear the same meaning in these Articles.

1.5 The rules of construction contained in the Interpretation Act shall apply, mutatis mutandis, to the interpretation of these Articles.

1.6 The provisions contained in Table A in the First Schedule to the Company Act shall not apply to the Company.

                     PART 2 - SHARES AND SHARE CERTIFICATES

2.1 Every share certificate issued by the Company shall be in such form as the Directors may approve from time to time and shall contain such statements as are required by, and shall otherwise comply with, the Company Act.

2.2 Every member is entitled, without charge, to one certificate representing the share or shares of each class held by him except that, in respect of a share or shares held jointly by several members, the Company shall not be bound to issue more than one certificate, and delivery of a certificate for a share to one of several joint registered holders or to his duly authorized agent shall be sufficient delivery to all. The Company shall not be bound to issue certificates representing redeemable shares if such shares are to be redeemed within one month of the date on which they were allotted.

2.3 Any share certificate may be sent by registered mail to the member entitled thereto, and neither the Company nor any transfer agent shall be liable for any loss occasioned to the member resulting from the loss or theft of any such share certificate so sent.

2.4 If a share certificate:

     (a) is worn out or defaced, the Directors may, upon production to the Company of the certificate and upon such other terms, if any, as they may think fit, order the certificate to be cancelled and issue a new certificate in lieu thereof;

     (b) is lost, stolen or destroyed, the Directors may, upon proof thereof to their satisfaction and upon such indemnity, if any, being given as they consider adequate, issue a new share certificate in lieu thereof to the person entitled to such lost, stolen or destroyed certificate; or .

     (c) represents more than one share and the registered owner thereof surrenders it to the Company with a written request that the Company issue in his name two `or more certificates each representing a specified number of shares and in the aggregate representing the same number of shares as the certificate so surrendered, the Directors shall cancel the certificate so surrendered and issue in lieu thereof certificates in accordance with such request.

2.5 If a member owns shares of a class or series represented by more than one share certificate and surrenders the certificates to the Company with a written request that the Company issue in his name one certificate representing in the aggregate the same number of shares as the certificates so surrendered, the Directors shall cancel the certificates so surrendered and issue in lieu there of a certificate in accordance with such request.

2.6 The Directors may from time to time determine the amount of a charge, not exceeding an amount prescribed by the regulations or the Company Act, to be imposed for each certificate issued pursuant to Articles 2.4 and 2.5.

2.7 Every share certificate shall be signed manually by at least one officer or Director of the Company, or by or on behalf of a registrar, branch registrar, transfer agent or branch transfer agent of the Company and any additional signatures may be printed or otherwise mechanically reproduced and, in such event, a certificate so signed is as valid as if signed manually, notwithstanding that any person whose signature is so printed or mechanically reproduced shall have ceased to hold the office that he is stated on such certificate to hold at the date of the issue of the certificate. . .

2.8 Except as required by law, statute or these Articles, no person shall be recognized by the Company as holding any share upon any trust, and the Company shall not be bound by or compelled in any way to. recognize (even when having notice thereof) any equitable, contingent, future or partial interest in any share or in any fractional part of a share or (except as provided by law, statute or these Articles or as ordered by a court of competent jurisdiction) any other rights in respect of any share except an absolute right to the entirety there of in its registered holder

                            PART 3 - ISSUE OF SHARES

3.1 Except as provided in the Company Act, the Memorandum of the Company and these Articles, and subject to any direction to the contrary contained in a resolution Of the members authorizing any increase or alteration of capital, the shares of the Company .shall be under the control of the Directors who may, subject to the rights of the holders of issued shares of the Company, allot and issue, or grant options in respect of shares authorized but not issued or issued and redeemed or purchased, at such times and to such persons, including Directors, and in such manner and upon such terms and conditions, and at such price or for such consideration, as the Directors in their absolute discretion may determine

3.2 If the Company is, or becomes, a company which is not a reporting company and the Directors are required by the Company Act before a1lotting any shares to offer them pro rata to the members, the Directors shall, before allotting any shares, comply with the applicable provisions of the Company Act

3.3 Subject to the provisions of the Company Act, the Company may pay a commission or allow a discount to any person in consideration of his subscribing or agreeing to subscribe, whether absolutely or conditionally, for its shares, or procuring or agreeing to procure subscriptions, whether absolutely or conditionally, for any such shares, but if the Company is not a specially limited company, the rate of the commission and discount shall not in the aggregate exceed 25% of the amount of the subscription price of such shares.

3.4 No share may be issued until it is fully paid and the Company shall have received the full consideration therefor in cash, property or past services actually performed for the Company. A document evidencing indebtedness of the allottee is not property for the purpose of this Article. The value of property or services for the purpose of this Article shall be the value determined by the Directors by resolution to be, in all the circumstances of the transaction, no greater than the fair market value thereof. The full consideration received for a share issued by way of dividend shall be the amount determined by the Directors to be the amount of the dividend.

                            PART 4 - SHARE REGISTERS

4.1 The Company shall keep or cause to be kept a register of members, a register of transfers and a register of allotments within British Columbia, all as required by the Company Act, and may combine one or more of such registers. If the Company's capital shall consist of more than one class of shares, a separate register of members, register of transfers and register of allotments may be kept in respect of each class of shares. The Directors may appoint a trust company to keep the aforesaid registers or, if there is more than one class of shares, the Directors may appoint a trust company, which need not be the same trust company, to keep the registers for each class of shares. The Directors may also appoint one or more trust companies, including the trust company which keeps the said registers of its shares or of a class thereof, as transfer agent for its shares or such class thereof, as the case may be, and the same or another trust company or companies as registrar for its shares or such class thereof, as the case may be. The Directors may terminate the appointment of any such trust company at any time and may appoint another trust company in its place

4.2 Unless prohibited by the Company Act, the Company may keep or cause to be kept within the Province one or more branch registers of members and may, if the Company is, or becomes, a reporting company, cause to be kept outside the Province one or more branch register of members.

4.3 The Company shall not at any time close its register of members.

                           PART 5 - TRANSFER OF SHARES

5.1 Subject to the provisions of the Memorandum of the Company and these Articles and to restrictions on transfer, if any, contained in these Articles, any member may transfer any of his shares by instrument of transfer executed by or on behalf of such member and delivered to the Company or its transfer agent. The instrument of transfer shall be in the form, if any, on the back of the Company's share certificates or in such other form as the Directors may from time to time approve. If the Directors so require, each instrument of transfer shall be in respect of only one class of shares. Except to the extent that the Company Act may otherwise provide, the transferor shall be deemed to remain the holder of the shares until the name of the transferee is entered in the register of members or a branch register of members in respect thereof.

5.2 The signature of the registered owner of any shares, or of his duly authorized attorney, upon an authorized instrument of transfer shall constitute a complete and sufficient authority to the Company, its Directors, officers and agents to register in the name of the transferee as named in the instrument of transfer the number of shares specified therein or, if no number is specified, all the shares of the registered owner represented by share certificates deposited with the instrument of transfer. If no transferee is named in the instrument of transfer, the instrument of transfer shall constitute a complete and sufficient authority to the Company, its Directors, officers and agents to register, in the name of the person on whose behalf any certificate for the shares to be transferred is deposited with the Company for the purpose of having the transfer registered, the number of shares specified in the instrument of transfer or, if no number is specified, all the shares represented by all share certificates deposited with the instrument of transfer.

5.3 The Company and its Directors, officers and transfer agent or agents shall not be bound to enquire into the title of the person named in the form of transfer as transferee or, if no person is named therein as transferee, of the person on whose behalf the certificate is deposited with the Company for the purpose of having the transfer registered, or be liable to any claim by such registered owner or by any intermediate owner or holder of the certificate or of any of the shares represented thereby or any interest therein for registering the transfer, and the transfer, when registered, shall confer upon the person in whose name the shares have been registered a valid title to such shares.

5.4 Every instrument of transfer shall be executed by the transferor and left at the registered office of the Company or at the office of its transfer agent or registrar for registration together with the share certificate for the shares to be transferred and such other evidence, if any, as the Directors the transfer agent or registrar may require to prove the title of the transferor or his right to transfer the shares and the right of the transferee to have the transfer registered. All instruments of transfer where the transfer is registered shall be retained by the Company or its transfer agent or registrar and any instrument of transfer, where the transfer is not registered, shall be returned to the person depositing the same together with the share certificate which accompanied the same when tendered for registration.

5.5 There shall be paid to the Company in respect of the registration of any transfer such sum, if any, as the Directors may from time to time determine. .

                         PART 6 - TRANSMISSION OF SHARES

6.1 In the case of the death of a member, the survivor or survivors where the deceased was a joint registered holder of shares, and the legal personal representative of the deceased member where he was the sole holder, shall be the only persons recognized by the Company as having any title to his interest in the shares. Before recognizing any legal personal representative the Directors may require him to produce a certified copy of a grant of probate or letters of administration, or grant of representation, will, order or other instrument or other evidence of the death under which title to the shares is claimed to vest, and such other documents as the Company Act requires.

6 2 Upon the death or bankruptcy of a member, his personal representative or trustee in bankruptcy, as the case may be, although not a member, shall have the same rights, privileges and obligations that attach to the shares formerly held by the deceased or bankrupt member if the documents required by the Company Act shall have been deposited at the Company's registered office.

6.3 Any person becoming entitled to a share in consequence of the death or bankruptcy of a member shall, upon such documents and evidence being produced to the Company as the Company Act requires, or who becomes entitled to a share as a result of an order of a Court of competent jurisdiction or a statute, have the right either to be registered as a member in his representative capacity in respect of such share or, if he is a personal representative or trustee in bankruptcy, instead of being registered himself, to make such transfer of the share as the deceased or bankrupt person could have made; but the Directors shall, as regards a transfer by a personal representative or trustee in bankruptcy, have the same right, if any, to decline or suspend registration of a transferee as they would have in the case of a transfer of a share by the deceased or bankrupt person before the death or bankruptcy.

                         PART 7 - ALTERATION OF CAPITAL

7.1 The Company may by ordinary resolution amend its Memorandum to increase its authorized capital by:

     (a)  creating shares with par value or shares without par value, or both;

     (b) increasing the number of shares with par value or shares without par value, or both; or

     (c) increasing the par value of a class of shares with par value, if no shares of that class are issued.

7.2 The Company may by special resolution after its Memorandum to:

     (a) subdivide all or any of its unissued or fully paid issued shares with par value into shares with smaller par value;

     (b) subdivide all or any of its unissued or fully paid issued shares without par value so that the number of those shares is increased;

     (c) consolidate all or any of its shares with par value into shares of larger par value;

     (d) consolidate all or any of its shares without par value so that the number of those shares authorized is reduced;

     (e) change all or any of its unissued or fully paid issued shares with par value into shares without par value;

     (f) change all or any of its unissued shares without par value into shares with par value;

     (g) alter the name or designation of all or any of its issued or unissued shares; or

     (h) alter the provisions as to the maximum price or consideration at or for which shares without par value may be issued,

but only to such extent, in such manner and with such consents of members holding shares of a class or series which are the subject of or are affected by such alteration as the Company Act provides.

7.3 The Company may alter its Memorandum or these Articles:

     (a) by special resolution, to create, define and attach special rights or restrictions to any shares, whether issued or unissued, and

     (b) by special resolution and by otherwise complying with any applicable provision of its Memorandum or these Articles, to vary or abrogate any special rights or restrictions attached to any shares, whether issued or unissued, and in each case by filing a certified copy of such resolution with the Registrar but no right or special right attached to any issued shares shall be prejudiced or interfered with unless all members holding shares of each class or series whose right or special right is so prejudiced or interfered with consent thereto in writing, or unless a separate resolution is consented thereto by the members holding shares of each such class or series passed by a majority of 3/4 of the votes cast, or such greater majority as may be specified by the special rights attached to the class or series, of the issued shares of such class or series.

7.4 Notwithstanding such consent in writing or such separate resolution, no such alteration shall be valid as to any part of the issued shares of any class or series unless the holders of the rest of the issued shares of such class or series either all consent thereto in writing or consent thereto by a separate resolution passed by a majority of 3/4 of the votes cast.

7.5 If the Company is, or becomes, a reporting company, no resolution to create, vary or abrogate any special right of conversion or exchange attaching to any shares shall be submitted to any general meeting, class meeting or series meeting of members unless, if so required by the Company Act, the Superintendent of Brokers, the British Columbia Securities Commission, or other applicable regulatory authority. as the case may be, has first consented to the resolution.

7.6 Unless these Articles otherwise provide, the provisions of these Articles relating to general meetings shall apply, with the necessary changes and so far as they are applicable, to a class meeting or series meeting but the quorum at a class meeting or series meeting shall be one person holding or representing by proxy one-third of the shares affected.

                     PART 8 PURCHASEAND REDEMPTION OF SHARES

8.1 Subject to the special rights and restrictions attached to any shares, the Company may, by a resolution of the Directors and in compliance with the Company Act, purchase any of its shares at the price and upon the terms specified in such resolution or redeem any shares that have a right of redemption attached to them in accordance with the special rights and restrictions attaching thereto. No such purchase or redemption shall be made if the Company is insolvent at the time of the proposed purchase or redemption or if the proposed purchase or redemption would render the Company insolvent.

8.2 Unless shares are to be purchased by the Company through a stock exchange or the Company is purchasing the shares from a dissenting member pursuant to the requirements of the Company Act or the Company is purchasing the shares from a bona fide employee or bona fide former employee of the Company or of an affiliate of the Company, the Company shall make its offer to purchase pro rata to every member who holds shares of the class or series to be purchased.

8.3 If the Company proposes at its option to redeem some but not all of the shares of a particular class or series, the Directors may, subject to the special rights and restrictions attached to the shares of such class or series, decide the manner in which the shares to be redeemed shall be selected.

8.4 Subject to the provisions of the Company Act, the Company may reissue a cancelled share that it has redeemed or purchased, or sell a share that it has redeemed or purchased but not cancelled, but the Company may not vote or pay or make any dividend or other distribution in respect of a share that it has redeemed or purchased.

                            PART 9 - BORROWING POWERS

9.1 The Directors may from time to time in their discretion authorize the Company to:

     (a) borrow money in such amount, in such manner, on such security, from such sources and upon such terms and conditions as they think fit;

     (b) guarantee the repayment of money borrowed by any person or the performance of any obligation of any person;

     (c) issue bonds, debentures, notes and other debt obligations either outright or as continuing security for any indebtedness or liability, direct or indirect, or obligations of the Company or of any other person; and

     (d) mortgage, charge (whether by way of specific or floating charge) or give other security on the undertaking or on the whole or any part of the property and assets of the Company, both present and future.

9 2 Any bonds, debentures, notes or other debt obligations of the Company may be issued at a discount, premium or otherwise and with any special privileges as to redemption, surrender, drawing, allotment of or conversion into or exchange for shares or other securities, attending and voting at general meetings of the Company, appointment of Directors or otherwise and may by their terms be assignable free from any equities between the Company and the person to whom they were issued or any subsequent holder thereof, all as the Directors may determine.

9 3 The Company shall keep or cause to be kept within the Province of Bntish Columbia in accordance with the Company Act a register of its debentures and a register of debentureholders, which registers may be combined, and, subject to the provisions of the Company Act, may keep or cause to be kept one or more branch registers of its debentureholders at such place or places as the Directors may from time to time determine and the Directors may by resolution, regulation or otherwise make such provisions as they think fit respecting the keeping of such branch registers.

9 4 Every bond, debenture, note or other debt obligation of the Company shall be signed manually by at least one Director or officer of the Company or by or on behalf of a trustee, registrar, branch register, transfer agent or branch transfer agent for the bond, debenture, note or other debt obligation appointed by' the Company or under any instrument under which the bond, debenture, note or other debt obligation is issued and any additional signatures may be printed or otherwise mechanically reproduced thereon and, in such event, a bond, debenture, note or other debt obligation so signed is as valid as if signed manually notwithstanding that any person whose signature is so printed or mechanically reproduced shall have ceased to hold the office that he is stated on such bond, debenture, note or other debt obligation to hold at the date of the issue thereof.

9.5 If the Company is, or becomes, a reporting company, it shall keep or cause to be kept a register of its indebtedness to every Director or officer of the Company or an associate of any of them in accordance with the provisions of the Company Act.

                           PART 10 - GENERAL MEETINGS

10.1 Subject to any extensions of time permitted under the Company Act, the first annual general meeting of the Company shall be held within 15 months from the date of incorporation and thereafter an annual general meeting shall be held once in every calendar year at such time (not being more than I 3 months after the date that the last annual general meeting was held or was deemed to have been held) and place as may be determined by the Directors

10.2 If the Company is, or becomes, a company which is not a reporting company and all the members entitled to attend and vote at an annual general meeting consent in writing to the business required to be transacted at such meeting, the meeting shall be deemed to have been held on the date specified in the consent or in the resolutions consented to in writing dealing with such business and the meeting need not be held. o

10.3 The Directors may, whenever they think fit, convene a general meeting. A general meeting, if requisitioned in accordance with the Company Act, shall be convened by the Directors or, if not convened by the Directors, may be convened by the requisitionists as provided in the Company Act.

10.4 If the Company is, or becomes, a reporting company, advance notice of any general meeting at which Directors are to be elected shall be published in the manner required by the Company Act.

10.5 A notice convening a general meeting, specifying the place, date and hour of the meeting and, in case of special business, the general nature of that business, shall be given as provided in the Company Act and in the manner provided in these Articles, or in such other manner (if any) as may be prescribed by ordinary resolution, whether previous notice thereof has been given or not, to such persons as are entitled by law or pursuant to these Articles to receive such notice from the Company. Accidental omission to give notice of a meeting to, or the non-receipt of notice of a meeting, by any member shall not invalidate the proceedings at that meeting.

10.6 All the members of the Company entitled to attend and vote at a general meeting may, by unanimous consent in writing given before, during or after the meeting, or if they are present at the meeting by a unanimous vote, waive or reduce the period of notice of such meeting and an entry in the minute book of such waiver or reduction shall be sufficient evidence of the due convening of the meeting.

10.7 Except as otherwise provided by the Company Act, where any special business at a general meeting includes considering, approving, ratifying, adopting or authorizing any document or the execution thereof or the giving of thereto, the notice convening the meeting shall, with respect to such document be sufficient if it states that a copy of the document or proposed document is or will be available for inspection by members at the registered office or records office of the Company or at some other place in British Columbia designated in the notice during usual business hours up to the date of such general meeting.

                    PART 11 - PROCEEDINGS AT GENERAL MEETINGS

11.1 All business shall be deemed special business which is transacted at:

     (a) an annual general meeting, with the exception of the conduct of and voting at such meeting, consideration of the financial statements and the respective reports of the Directors and the auditor, fixing or changing the number of directors, the election of Directors, the appointment of an auditor, fixing of the remuneration of the auditor and such other business as by these Articles or the Company Act may be transacted at a general meeting without prior notice thereof being given to the members or any business which is brought under consideration by the report of the Directors; and

     (b) any other general meeting, with the exception of the conduct of and voting at such meeting.

11.2 No business, other than election of the chairman or the adjournment or termination of the meeting, shall be conducted at any general meeting unless the required quorum of members, entitled to attend and vote, is present at the commencement of the meeting, but a quorum need not be present throughout the meeting. .

11.3 Except as provided in the Company Act and these Articles a quorum shall be two persons present and being, or representing by proxy, members holding not less than 10% of the shares entitled to be Voted at the meeting. If there is only one member the quorum is one person present and being, or representing by proxy, such member. The Directors, the senior officers of the Company, the solicitor of the Company and the auditor of the Company, if any, shall be entitled to attend at any general meeting but no such person shall be counted in the quorum or be entitled to vote at any general meeting unless he shall be a member or proxyholder entitled to vote at such meeting.

11.4 lf within half an hour from the time appointed for a general meeting a quorum is not present, the meeting, if convened upon the requisition of members, shall be terminated. In any other case the meeting shall stand adjourned to the same day in the next week, at the same time and place, and, if at the adjourned meeting a quorum is not present within half an hour from the time appointed for the meeting, the person or persons present and being, or representing by proxy, a member or members entitled to attend and vote at the meeting shall be a quorum.

11.5 The Chairman of the Board or in his absence, or if there is no Chairman of the Board, the President or in his absence a Vice if any, shall be entitled to preside as chairman at every general meeting of the Company.

11.6 If at any genera! meeting neither the Chairman of the Board nor the President nor -President is present within 15 minutes after the time appointed for holding the meeting or if any- of them is present and none of them is willing to act as chairman, the Directors present shall chose one of their number to be chairman, or if all the Directors present decline to take the chair or shall fail to so choose or if no Director is present, the members present shall choose one of their number or any other person to be chairman.

11.7 The chairman of a general meeting may, with the consent of the meeting if a quorum is present, and shall, if so directed by the meeting, adjourn the meeting from time to time ant from place to place, but no business shall be transacted at any adjourned meeting other than the business left unfinished at the meeting from which the adjournment took place. When a meeting is adjourned for 30 days or more, notice, but not "advance notice", of the adjourned meeting shall be given as in the case of the original meeting. Save as aforesaid, it shall not be necessary to give any notice of an adjourned meeting or of the business to be transacted at an adjourned meeting.

11.8 No motion proposed at a general meeting need be seconded and the chairman may propose or second a motion.

11.9 Subject to the provisions of the Company Act, every motion or question submitted to general meeting shall be decided on a show of hands, unless (before or on the declaration of the result of the show of hands) a poll is directed by the chairman or demanded by at least one member entitled to vote who is present in person or by proxy. The chairman shall declare to the meeting the decision on every motion or question in accordance with the result of the show of hands or the poll, and such decision shall be entered in the record of proceedings of the Company. A declaration by the chairman that a motion or question has been carried, or carried unanimously, or by a particular majority, or lost, or not carried by a particular majority and an entry to that effect in the record of the proceedings of the Company shall be conclusive evidence of the fact without proof of the number or proportion of the votes recorded in favour of or against that motion or question..

11.10 The chairman of the meeting shall be entitled to vote any shares carrying the right to vote .held by him but in the case of equality of votes, whether on a show of hands or on a poll, the chairman shall not have a second or casting vote in addition to the vote or votes to which he may be entitled as a member.

11.11 No poll may be demanded on the election of a chairman. A poll demanded on a question of adjournment shall be taken forthwith A poll demanded on any other question shall be taken as soon as, in the opinion of the chairman, is reasonably convenient, but in no event later than 7 days after the meeting and at such time and place and in such manner as the chairman of the meeting directs. The result of the poll shall be deemed to be the resolution of and passed at the meeting at which the poll was demanded. Any business other than that upon which the poll has been demanded may be proceeded with pending the taking of the poll. A demand for a poll may be withdrawn In any dispute as to the admission or rejection of a vote the decision oft he chairman made in good faith shall be final and conclusive.

11.12 Every ballot cast upon a poll and every proxy appointing a proxyholder who casts a ballot upon a poll shall be retained by the Secretary for such period and be subject to such inspection as the Company Act may provide.

11.13 On a poll a person entitled to cast more than one vote need not, if he votes, use all his votes or cast all the votes he uses in the same way.

11.14 Unless the Company Act, the Memorandum or these Articles otherwise provide, any action to be taken by a resolution of the members may be taken by an ordinary resolution.

                            PART 12 VOTES OF MEMBERS

12.1 Subject to any voting rights or restrictions attached to any class of shares and the restrictions as to voting on joint registered holders of shares, on a show of hands every member who is present in person and entitled to vote at a general meeting or class meeting shall have one vote and on a poll every member entitled to vote shall have one vote for each share of which he is the registered holder and may exercise such vote either in person or by proxyholder.

12.2 Any person who is not registered as a member but is entitled to vote at a general meeting or class meeting in respect of a share, may vote the share in the same manner as if he were a member but, unless the Directors have previously admitted his right to vote at that meeting in respect of the share, he shall satisfy the Directors of his right to vote the share before the time for holding the meeting, or adjourned meeting, as the case may be, at which he proposes to vote.

12.3 Any corporation, not being a subsidiary of the Company, which is a member of the Company may by resolution of its directors or other governing body authorize such person as it thinks fit to act as its representative at any general meeting or class meeting and to speak and vote at any such meeting or to sign resolutions of members. The person so authorized shall be entitled to exercise in respect of and at any such meeting the same powers on behalf of the corporation which he represents as that corporation could exercise if it were an individual member of the Company personally present, including, without limitation, the .right, unless restricted by such. resolution, to appoint a proxyholder to represent such corporation, and he shall be counted for the purpose of forming a quorum if present at the meeting. Evidence of the appointment of any such representative may be sent to the Company by written instrument, telegram, telex, telecopier or any method of transmitting legibly recorded messages. Notwithstanding the foregoing, a corporation being a member may appoint a proxyholder. .

12.4 In the case of joint registered holders of a share the vote of the senior who exercises a vote, whether in person or by proxyholder, shall be accepted to the exclusion of the votes of the other joint registered holders; and for this purpose seniority shall be determined by the order in which the names stand in the register of members. Several legal personal representatives of a deceased member whose shares are registered in his sole name shall for the purpose of this Article be deemed joint registered holders

12.5 A member of unsound mind entitled to attend and vote, in respect of whom an order has been made by any court having jurisdiction, may vote, whether on a show of hands or on a poll, by his committee, curator bonis, or other person in the nature of a committee or curator bonis appointed by that court, and any such committee, curator bonis or other person may appoint a proxyholder.

12.6 A member holding more than one share in respect of which he is entitled to vote shall be entitled to appoint one or more proxyholders to attend, act and vote for him on the same occasion. If such a member should appoint more than one proxyholder for the same occasion he shall specify the number of shares each proxyholder shall be entitled to vote. A member may also appoint one or more alternate proxyholders to act in the place and stead of an absent proxyholder.

12.7 A form of proxy shall be in writing under the hand of the appointor or of his attorney duly authorized in writing, or, if the appointor is a corporation, either under the seal of the corporation or under the hand of a duly authorized officer or attorney.

12.8 Any person may act as proxyholder whether or not he is a member. The proxy may authorize the proxyholder to act as such for the appointor for such period, at such meeting or meetings and to the extent permitted by the Company Act.

12.9 A form of proxy and the power of attorney or other authority, if any, under which it is signed or a notarially certified copy thereof shall be deposited at the registered office of the Company or at such other place as is specified for that purpose in the notice calling the meeting, or shall be deposited with the chairman of the meeting. In addition to any other method of depositing proxies provided for in these Articles, the Directors may from time to time by resolution make regulations relating to the depositing of proxies at any place or places and providing for particulars of such proxies to be sent to the Company or any agent of the Company in writing or by letter, telegram, telex, telecopier or any method of transmitting legibly recorded messages so as to arrive before the commencement of the meeting or adjourned meeting at the registered office of the Company or at the office of any agent of the Company appointed for the purpose of receiving such particulars and also providing that proxies so deposited may be acted upon as though. the proxies themselves were deposited as required by this Part, and votes given in accordance with such regulations shall be valid and shall be counted

12.10 Unless the Company Act or any other statute or law which is applicable to the Company or to any class or series of its shares requires any other form of proxy, a proxy, whether for a specified meeting or otherwise, shall be in the following form, or in such other form that the Directors or the chairman of the meeting shall approve:

                               (Name of Company)

The undersigned, being a member of the above Company, hereby appoints ___________________________________________________________or failing him
__________________________________________as  proxyholder for the undersigned to attend, act and vote for and on behalf of the undersigned at the general meeting of the Company to be held on the___ day of____________, 19____ and at any adjournment thereof.

Signed this ________day of__________, l9________

                              (Signature of member)

12.11 A vote given in accordance with the terms of a proxy is valid notwithstanding the previous death or incapacity of the member giving the proxy or revocation of the proxy or of the authority under which the proxy was executed or transfer of the share or shares in respect of which the proxy is given unless notification in writing of such death, incapacity, revocation or transfer shall have been received at the registered office of the Company or by the chairman of the meeting or adjourned meeting for which the proxy is given before the vote is taken.

12. 12 Every proxy may be revoked by an instrument in writing:

     (a) executed by the member giving the same or by his attorney authorized in writing or, where the member is a corporation, by a duly authorized officer or attorney of the corporation; and

     (b) delivered either at the registered office of the Company at any time up to and including the last business day preceding the day of the meeting or adjourned meeting for which the proxy is given, or to the chairman of the meeting on the day of the meeting or any adjournment thereof before any vote in respect of which the proxy is given shall have been taken, or in any other manner provided by 1aw.

                               PART 13 - DIRECTORS

13.1 The subscribers to the Memorandum of the Company are the first Directors. The Directors to succeed the first Directors may be appointed in writing by all. the subscribers or by resolution passed at a meeting of the subscribers or, if not so appointed, they shall be elected by the members entitled to vote on the election of Directors and the number of Directors shall be the same as the number of Directors so appointed or elected. The number of Directors, excluding additional Directors, may be fixed or changed from time to time by ordinary resolution, whether previous notice thereof has been given or not, but notwithstanding anything contained in these Articles the number of Directors shall never be less than one or, if the Company is, or becomes, a reporting company, less than three.

13.2  The  remuneration  of the  Directors  as  such  may  from  time to time be determined by the Directors or, if the Directors shall so decide, by the members. . Such remuneration may be in addition to any salary or other remuneration paid to any officer or employee of the Company as such who is also a Director. The Directors shall be repaid such reasonable travelling, accommodation and other expenses as they incur in and about the business of the Company and if any Director shall perform any professional or other services for the Company that in the opinion of the Directors are outside the ordinary duties of a Director or shall otherwise be specially occupied in or about the Company's business, he may be paid a remuneration to be fixed by theo Board, or, at the option of such Director, by the Company in general meeting, and such remuneration may be either in addition to or in substitution for any other remuneration that he may be entitled to receive. Unless otherwise determined by ordinary resolution, the Directors on behalf of the Company may pay a gratuity, pension or retirement allowance to any Director who has held any office or appointment with the Company or to his spouse or dependants and may make contributions to any fund and pay premiums for the purchase or provision of any such gratuity, pension or allowance.

13.3 A Director shall not be required to hold a share in the capital of the Company as qualification for his office but shall be qualified to become or act as a Director as required by the Company Act.

                   PART 14 - ELECTION AND REMOVAL OF DIRECTORS

14.1 At each annual general meeting of the Company all the Directors shall retire and the members entitled to vote at the meeting shall elect a Board of Directors consisting of the number of Directors for the time being fixed pursuant to these Articles. If the Company is, or becomes, a company that is not a reporting company and all the members entitled to attend and vote at an annual general meeting consent in writing to the business required to be transacted at such meeting, the meeting shall be deemed for the purpose of this Part to have been held on the date specified in the consent or in the resolutions consented to in writing dealing with such business

14.2 A retiring Director shall be eligible for re-election.

14.3 Where the Company fails to hold an annual general meeting or the members fail to consent to the business required to be transacted at such meeting, the Directors then in office shall be deemed to have been elected or appointed as Directors on the last day on which the annual general meeting could have been held pursuant to these Articles and they may continue to hold office until other Directors are appointed or elected or until the day on which the next annual general meeting is held.

14.4 If at any general meeting at which there should be an election of Directors, the places of any of the retiring Directors are not filled by such election, such of the retiring Directors who are not re-e as may be requested by the newly elected Directors shall, if willing to do so, continue in office to complete the number of Directors for the time being fixed pursuant to these Articles until further new Directors are elected at a general meeting convened for the purpose. If any such election or continuance of Directors does not result in the election or continuance of the number of Directors for the time being fixed pursuant to these Articles such number shall be fixed at the number of Directors actually elected or continued in office

14.5 Any casual vacancy occurring in the Board of Directors may be filled by the remaining Directors or Director

14 6 The office of a Director shall be vacated if the Director

     (a) resigns his office by notice in writing delivered to the registered office of the Company; or

     (b)  Ceases to be  qualified  to act as a Director  pursuant to the Company
          Act.

14.7 The Company may by special resolution remove any Director before the expiration of his period of office and may by an ordinary resolution appoint another person in his stead.

14.8 Notwithstanding anything contained in these Articles, the Company may at any time by ordinary resolution, increase the number of Directors previously fixed or determined and may, by ordinary resolution, elect such person or persons to fill the vacancy or vacancies thereby created.

14.9 Between successive annual general meetings the Directors shall have power to appoint one or more additional Directors but the number of additional Directors shall not at any time exceed 1/3 of the number of Directors elected or appointed at the last annual general meeting of the Company. Any additional Director so appointed shall hold office only until the next following annual general meeting of the Company but shall be eligible for election at such meeting and so long as he is an additional Director the number of Directors shall be increased accordingly.

14.10 Any Director may by instrument in writing, telegram, telex, telecopier or any other method of transmitting legibly recorded messages delivered or sent to the Company appoint any person to be his alternate to act in his place at meetings of the Directors at which he is not present unless the Directors shall have disapproved of the appointment of such person as an alternate and shall have given notice to that effect to the Director appointing the alternate within a reasonable time after delivery of such instrument to the Company. Every such alternate shall be entitled to notice of meetings of the Directors and to attend and vote as a Director at a meeting at which the person appointing him is not personally present and, if he is a Director, to have a separate vote on behalf of the Director by whom he was appointed in addition to his own vote. A Director may at any time by instrument, telegram, telex, telecopier or any other method of transmitting legibly recorded messages delivered or sent to the Company revoke the appointment of an alternate appointed by him. The remuneration payable to such an alternate shall be payable out of the remuneration of the Director appointing him

                    PART 15 - POWERS AND DUTIES OF DIRECTORS

15.1 The Directors shall manage, or supervise the management of, the affairs and business of the Company and shall have authority to exercise all such powers of the Company as are not, by the Company Act, the Memorandum of the Company or these Articles, required to be exercised by the Company in general meeting.

15.2 The Directors may from time. to time by power of attorney or other instrument under the seal of the Company appoint any person to be the attorney of the Company for such purposes, and with such powers, authorities and discretions (not exceeding those vested in or exercisable by the Directors under these Articles and excepting the powers of the Directors relating to the constitution of the Board and of any of its committees and the appointment or removal of officers and the power to declare dividends) and for such period, with such remuneration and subject to such conditions as the Directors may think fit, and any such appointment may be made in favour of any of the Directors or any of the members of the Company or in favour of any corporation, or of any of the members, directors, nominees or managers of any corporation, firm or joint venture and any such power of attorney may contain such provisions for the protection oro convenience of persons dealing with such attorney as the Directors think fit. Any such attorney may be authorized by the Directors to sub-delegate all or any of the powers, authorities and discretions for the time being vested in him.

                  PART 16 - DISCLOSURE OF INTEREST OF DIRECTORS

16.1 A Director who is, in any way, directly or indirectly interested in an existing or proposed contract or transaction with the Company or who holds any office or possesses any property whereby, directly or indirectly, a duty or interest might be created to conflict with his duty or interest as a Director shall declare the nature and extent of his interest in such contract or transaction or of the contract or potential conflict with his duty and interest as a Director, as the case may be, in accordance with the provisions of the Company Act.

16.2 A Director shall not vote in respect of any such contract or transaction with the Company in which he is interested and if he shall do so his vote shall not be counted, but he shall be counted in the quorum present at the meeting at which such vote is taken. Subject to theo provisions of the Company Act, the foregoing prohibitions shall not apply to:

     (a) any such contract or transaction relating to a loan to the Company, which a Director or a specified corporation or a specified firm in which he has an interest has guaranteed or joined in guaranteeing the repayment of the loan or any part of the loan;

     (b) any contract or transaction made or to be made with, or for the benefit of a holding corporation or a subsidiary corporation of which a Director is a director;

     (c) any contract by a Director to subscribe for or underwrite shares or debentures to be issued by the Company or a subsidiary of the Company, or any contract, arrangement or transaction in which a Director is, directly or indirectly, interested if all the other Directors are also, directly or indirectly interested in the contract, arrangement or transaction; .

     (d)  determining the remuneration of the Directors;

     (e) purchasing and maintaining insurance to cover Directors against liability incurred by them as Directors; or .

     (f)  the indemnification of any Director or officer by the Company.

The foregoing exceptions may from time to time be suspended or amended to any extent approved by the Company in general meeting and permitted by the Company Act, either generally or in respect of any particular contract or transaction or for any particular period.

16.3 A Director may hold any office or appointment with the Company (except as auditor of the Company) in conjunction with his office of Director for such period and on such terms (as to remuneration or otherwise) as the Directors may determine and no Director or intended Director shall be disqualified by his office from contracting with the Company either with regard to his tenure of any such other office or appointment or as vendor, purchaser or otherwise and, subject to compliance with the provisions of the Company Act, no contract or transaction entered into by or on behalf of the Company in which a Director is in any way interested shall be liable to be voided by reason thereof.

16.4 Subject to compliance with the provisions of the Company Act, a Director or his firm may act in a professional capacity for the Company (except as auditor of the Company) and he or his firm shall be entitled to remuneration for professional services as if he were not a Director.

16.5 A Director may be or become a director or officer or employee of, or otherwise interested in, any corporation or firm in which the Company may be interested as a member or otherwise, and, subject to compliance with the provisions of the Company Act, such Director shall not be accountable to the Company for any remuneration or other benefits received by him as director, officer or employee of, or from his interest in, such other corporation or firm, unless the Company in general meeting otherwise directs.

                        PART 17 PROCEEDINGS OF DIRECTORS

17.1 The Chairman of the Board or, in his absence or if there is no Chairman of the Board, the President shall preside as chairman at every meeting of the Directors.

17.2 If at any meeting of Directors neither the Chairman of the Board nor the President is present within 15 minutes after the time appointed for holding the meeting or if either of them is present but is not willing to act as chairman or if the Chairman of the Board, if any, and the President have advised the Secretary that they will not be present at the meeting, the Directors present shall choose one of their number to be chairman of the meeting.

17.3 The Directors may meet together for the dispatch o business, adjourn and otherwise regulate their meetings as they think fit. Questions arising at any meeting shall be decided by a majority of votes. In case of an equality of votes the chairman shall not have a second or casting vote.

17.4 A Director may participate in a meeting of the Board or of any committee of Directors by means of telephone or other communications facility by means of which all Directors participating in the meeting can hear each other and provided that all such Directors agree to such participation. A meeting so held in accordance with this Article shall be deemed to be an actual meeting of the Board and any resolution passed at such meeting shall be as valid and effectual as if it had been passed at a meeting where the Directors are physically present. A Director participating iii a meeting in accordance with this Article shall be deemed to be present at the meeting and to have so agreed and shall be counted in the quorum therefor and be entitled to speak and vote at the meeting.

17.5 A Director may at any time, and the Secretary or an Assistant Secretary upon request of a Director shall, call a meeting of the Board.

17.6 Notice of a meeting of the Board shall be given to each Director and alternate Director at least 48 hours before the time fixed for the meeting and may be given orally, personally or by telephone, or in writing, personally or by delivery through the post or by letter, telegram, telex, telecopier or any other method of transmitting legibly recorded messages in common use. When written notice of a meeting is given to a Director, it shall be addressed to him at his registered address. Where the Board has established a fixed time and place for the holding of its meetings, no notices of meetings to be held at such fixed time and place need be given to any o. Director. A Director entitled to notice of a meeting may waive or reduce the period of notice convening the meeting and may give such waiver before, during or after the meeting.

17.7 For the first meeting of the Board to be held immediately following the election of a Director at an annual general meeting of the Company or for a meeting of the Board at which a Director is appointed to fill a vacancy on the Board, no notice of such meeting shall be necessary to such newly appointed or elected Director in order for the meeting to be properly constituted.

17.8 Any Director who may be absent temporarily from the Province may file at the registered office of the Company a waiver of notice, which may be 1 letter, telegram, telex, telecopier or any other method of transmitting legibly recorded messages, of meetings of the Directors and may at any time withdraw the waiver, and until the waiver is withdrawn, no notice of meetings of Directors shall be sent to that Director, and any and all meetings of Directors, notice of which has not been given to that Director shall, provided a quorum of the Directors is present, be valid and effective.

17.9 The quorum necessary for the transaction of the business of the Directors may be fixed by the Directors and if not so fixed shall be a majority of the Directors or, if the number of Directors is fixed at one, shall be one Director.

17.10 The continuing Directors may act notwithstanding any vacancy in their body but, notwithstanding Article 17.9, if and so long as their number is reduced below the number fixed pursuant to these Articles as the necessary quorum of Directors, the continuing Directors may act for the purpose of increasing the number of Directors to that number or of summoning a general meeting of the
Company, but for no other purpose. . . .

17.11 Subject to the provisions of the Company Act, all acts done by any meeting of the Directors or of a committee of Directors, or by any person acting as a Director, shall, notwithstanding that it be afterwards discovered that there was some defect in the qualification, election or appointment of any such Directors or of the members of such committee or person acting as aforesaid, or that they or any of them were disqualified, be as valid as if every such person had been duly elected or appointed and was qualified to be a Director.

17.12 A resolution consented to in writing, whether by document, te1egram telex, telecopier or any method of transmitting legibly recorded messages or other means, by all of the Directors for the time being in office without their meeting together shall be as valid and effectual as if it had been passed at a meeting of the Directors duly called and held, shall be deemed to relate back to any date stated therein to be the effective date thereof and shall be filed in the minute book of the Company accordingly. Any such resolution may consist of one or several documents each duly signed by one or more Directors which together shall be deemed to constitute one resolution in writing.

                   PART I8 - EXECUTIVE AND OTHER COMMIITEES

18.1 The Directors may by resolution appoint an Executive Committee consisting of such member or members of the Board as they think fit, which Committee shall have, and may exercise during the intervals between the meetings of the Board, all the powers vested in the Board except the power to fill vacancies in the Board, the power to change the membership of or fill vacancies in said Committee or any other committee of the Board and such other powers, if any, as may be specified in the resolution. The said Committee shall keep regular minutes of its transactions and shall cause them to be recorded in books kept for that purpose, and shall report the same to the Board of Directors at such times as the Board of Directors may from time to time require. The Board shall have the power at any time to revoke or override the authority given to or acts done by the Executive Committee except as to acts done before such revocation or overriding and to terminate the appointment or change the membership of such Committee and to fill vacancies in it.

18.2 The Directors may by resolution appoint one or more other committees consisting of such member. or members of the Board as they think fit and may delegate to any such committee between meetings of the Board such powers of the Board (except the power to fill vacancies in the Board, the power to change the membership of or fill vacancies in any committee of the Board, the power to appoint or remove officers appointed by the Board and such other powers as may be specified in the resolution) subject to such conditions as may be prescribed in such resolution, and all committees so appointed shall keep regular minutes of their transactions and shall cause them to be recorded in books kept for that purpose, and shall report the same to the Board of Directors at such times as the Board of Directors may from time to time require. The Directors shall also have power at any time to revoke or override any authority given to or acts to be done by any such committee except as to acts done before such revocation or overriding and to terminate the appointment or change the membership of a committee and to fill vacancies in it.

18.3 Committees appointed under this Part may make rules for the conduct of their business and may appoint such assistants as they may deem necessary. A majority of the members of a committee shall constitute a quorum thereof.

18.4 Committees appointed under this Part may meet and adjourn as they think proper. Questions arising at any meeting of a committee shall be determined by a majority of votes of the members of the committee present, and in case of an equality of votes the chairman shall not have a second or casting vote. The provisions of Article I 7.12 shall apply mutatis mutandis to resolutions consented to in writing by the members of a committee appointed under this Part.

                               PART 19 - OFFICERS

19.1 The Directors shall from time to time appoint a President and a Secretary and such other officers, if any, as the Directors shall determine and the Directors may at any time terminate any such appointment No officer shall be appointed unless he is qualified in accordance with the provisions of the Company Act.

19.2 One person may hold more than one of such offices except that the offices of President and Secretary shall be held by different persons unless the Company has only one member. Any person appointed as the Chairman of the Board, President or Managing Director shall be a Director. The other officers need not be Directors.

19.3 The remuneration of the officers of the Company as such and the terms and conditions of their tenure of office or employment shall from time to time be determined by the Directors. Such remuneration may be by way of salary, fees, wages, commission or participation in profits or any other means or all of these modes and an officer may in addition to such remuneration be entitled to receive after he ceases to hold such office or leaves the employment of the Company a gratuity, pension or retirement allowance.

19.4 The Directors may decide what functions and duties each officer shall perform and may entrust to and confer upon him any of the powers exercisable by them upon such terms and conditions and with such restrictions as they think fit and may from time to time revoke, withdraw, alter or vary all or any of such functions, duties and powers. The Secretary shall, inter alia, perform the functions of the secretary specified in the Company Act.

19.5 Every officer of the Company who holds any office or possesses any property whereby, whether directly or indirectly, duties or interests might be created in conflict with his duties or interests as an officer of the Company shall, in writing, disclose to the President the fact and the nature, character and extent of the conflict.

                       PART 20 - INDEMNITY AND PROTECTION
                      OF DIRECTORS, OFFICERS AND EMPLOYEES

20.1 Subject to the provisions of the Company Act, the Directors may, with the approval of the Court, cause the Company to indemnify a Director or former Director of the Company or a director or former director of a corporation of which the Company is or was a member, and the heirs and personal representatives of any such person, against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, actually and reasonably incurred by him, including an amount paid to settle an action or satisfy a judgment in a civil, criminal or administrative action or proceeding to which he is made a party by reason of being or having been a Director of the Company or a director of such corporation, including any action or proceeding brought by the Company or any such corporation. Each Director of the Company on being elected or appointed shall be deemed to have contracted with the Company on the terms of the foregoing indemnity.

20.2 Subject to the provisions of the Company Act, the Directors may cause the Company to indemnify any officer, employee or agent of the Company or of a corporation of which the Company is or was a member (notwithstanding that he is also a Director) and his heirs and personal representatives against all costs, charges and expenses whatsoever incurred by him and resulting from his acting as an officer, employee or agent of the Company or such corporation. In addition the Company shall indemnify the Secretary or an Assistant Secretary of the Company (if he shall not be a full time employee of the Company and notwithstanding that he is also a Director) and his heirs and personal representatives against all costs, charges and expenses whatsoever incurred by him and arising out of the functions assigned to the Secretary by the Company Act or these Articles. Each such Secretary and Assistant Secretary on being appointed shall be deemed to have contracted with the Company on the tern of the foregoing indemnity.

20.3 For the purposes of article 20.1, a civil, criminal or administrative action or proceeding shall include a civil, criminal, administrative or other investigation or enquiry the subject of which concerns the acts or conduct of the Director or former Director of the Company while a Director of the Company.

20 4 The failure of a Director or officer of the Company to comply with the provisions of the Company Act, the Memorandum of the Company or these Articles shall not invalidate any indemnity to which he is entitled under this Part.

20.5 The Directors may cause the Company to purchase and maintain insurance for theo benefit of any person who is or was serving as a Director, officer, employee or agent of the Company or as a director, officer, employee or agent of any corporation of which the Company is or was a member and his heirs or personal representatives against any liability incurred by him as such Director, director, officer, employee or agent.

                          PART 21 DIVIDENDS AND RESERVE

21.1 The Directors may from time to time declare and authorize payment of such dividends if any, as they may deem advisable and need not give notice of such declaration to any member. No dividend shall be paid otherwise than out of funds or assets properly available for the payment c and a declaration by the Directors as to the amount of such funds or assets available for dividends shall be conclusive. The Company may pay any such dividend wholly or in part by the distribution of specific assets and in particular by paid up shares, bonds, debentures or other securities of the Company or any other corporation or in any one or more such ways as may be authorized by the Company or the Directors and where any difficulty arises with regard to such a distribution the Directors may settle the same as they think expedient, and in particular may fix the value for distribution of such specific assets or any part thereof, and may determine that cash payments in substitution for all or any part of the specific assets to which any members are entitled shall be made to any members on the basis of the value so fixed in order to adjust the rights of all parties arid may vest any such specific assets in trustees for the persons entitled to the dividend 3.S may seem expedient to the Directors.

21.2 Any dividend declared on shares of any class may be made payable on such date as is fixed by the Directors.

21.3 Subject to the rights of members, if any, holding shares with special rights as to dividends, all dividends on shares of any class shall be declared and paid according to the number of such shares held.

21.4 The Directors may, before declaring any dividend, set aside out of the finds properly available for the payment of dividends such sums as they think proper as a reserve or reserves, which shall, at the discretion of the Directors, be applicable for meeting contingencies or for equalizing dividends or for any other purpose to which such fluids of the Company may be properly applied, and pending such application may, at the like discretion, either be employed in the business of the Company or be invested in such investments as the Directors may from time to time think fit. The Directors may also, without placing the same in reserve, carry forward such funds which they think prudent not to divide.

21 .5 If several persons are registered as joint holders of any share, any one of them may give an effective receipt for any dividend, interest or other moneys payable in respect of the share.

21 .6 No dividend shall bear interest. Where the dividend to which a member is entitled includes a fraction of a cent, such fraction shall be disregarded in making payment thereof and such payment shall be deemed to be payment in full.

21.7 Any dividend, interest or other moneys payable in respect of shares may be paid by cheque or warrant sent by mail directed to the registered address of the holder, or in the case of joint holders, to the registered address of that one of the joint holders who is first named on the register, or to such person and to such address as the holder or joint holders may direct in writing. Every such cheque or warrant shall be made payable to the order of the person to whom it is sent. The mailing of such cheque or warrant shall, to the extent of the sum represented thereby (plus the amount of any tax required by law to be deducted) discharge all liability for the dividend, unless such cheque or warrant shall not be paid on presentation or the amount of tax so deducted shall not be paid to the appropriate taxing authority.

21.8 Notwithstanding anything contained in these Articles the Directors may from time to time capitalize any undistributed surplus on hand of the Company and may from time to time issue as fully paid and non-assessable any unissued shares or any bonds, debentures or other debt obligations of the Company as a dividend representing such undistributed surplus on hand or any part thereof.

21.9 A transfer of a share shall not pass the right to any dividend declared thereon before the registration of the transfer in the register.

                             PART 22 - RECORD DATES

22.1 The Directors may fix in advance a date, which shall not be more than the maximum number of days permitted by the Company Act preceding the date of any meeting of members or any class or series thereof or of the payment of any dividend or of the proposed taking of any other proper action requiring the determination of members, as the record date for the determination of the members entitled to notice of, or to attend and vote at, any such meeting and any adjournment thereof, or entitled to receive payment of any such dividend or for any other proper purpose arid, in such case, notwithstanding anything elsewhere contained in these Articles, only members of record on the date so fixed shall be deemed to be members for the purposes aforesaid.

22.2 Where no record date is so fixed for the determination of members as provided in the preceding Article the date on which the notice is mailed or on which the resolution declaring the dividend is passed, as the case may be, shall be the record date for such determination.

              PART 23 - DOCUMENTS, RECORDS AND FINANCIAL STATEMENTS

23.1 The Company shall keep at its records office or at such other place as the Company Act may permit, the documents, copies, registers, minutes, and records which the Company is required by the Company Act to keep at its records office or such other place, as the case may be.

23.2 The Company shall cause to be kept proper books of account and accounting records in respect of all financial and other transactions of the Company in order properly to record the financial affairs and condition of the Company and to comply with the Company Act.

23 .3 Unless the Directors determine otherwise or unless otherwise determined by an ordinary resolution, no member of the Company shall be entitled to inspect the accounting records of the Company.

23.4 The Directors shall from time to time at the expense of the Company cause to be prepared and laid before the Company in general meeting such financial statements and reports as are required by the Company Act.

23.5 Every member shall be entitled to be furnished once gratis on demand with a copy of the latest annual financial statement of the Company and, if so required by the Company Act, a copy of each such annual financial statement and interim financial statement shall be mailed to each member.

                                PART 24 - NOTICES

24.1 A notice, statement or report may be given or delivered by the Company to any member either by delivery to him personally or by sending it by mail to him to his address as recorded in the register of members. Where a notice, statement or report is sent by mail, service or delivery of the notice, statement or report shall be deemed to be effected by properly addressing and mailing the notice, statement or report and to have been given on the day, Saturdays, Sundays and holidays excepted, following the date of mailing. A certificate signed by the Secretary or other officer of the Company or of any other corporation acting in that behalf for the Company that the letter, envelope or wrapper containing the notice, statement or report was so addressed and mailed shall be conclusive evidence thereof.

24.2 A notice, statement or report may be given or delivered by the Company to the joint holders of a share by giving or delivering it to the joint holder first named in the register of members in respect of that share.

24.3 A notice, statement or report may be given or delivered by the Company to the persons entitled to a share in consequence of the death, bankruptcy or incapacity of a member by sending it through the mail addressed to them by name or by the title of representatives of the deceased or incapacitated person or trustee of the bankrupt, or by any like description, at the address, if any, supplied to the Company for the purpose by the persons claiming to be so entitled or, until such address has been so supplied, by giving it in a manner in which the same might have been given if the death, bankruptcy or incapacity had not occurred.

24.4 Notice of every general meeting or meeting o members holding shares of a class or series shall be given in a manner hereinbefore authorized to every member holding at the time of the issue of the notice or the date fixed for determining the members entitled to such notice, whichever is the earlier, shares which confer the right to notice of and to attend and vote at any such meeting. No other person except the auditor of the Company and the Directors of the Company shall be entitled to receive notices of any such meeting.

                                 PART 25 - SEAL

25.1 The Directors may provide a seal for the Company and, if they do so, shall provide for the safe custody and use of the seal which shall not be affixed to any instrument except in the presence of, or attested by the signatures of, the following persons, namely:

     (a)  any two Directors, or

26.2 If the Company is, or becomes, a company which is not a reporting company, no designated securities of the Company, and no securities that are convertible into or exchangeable for designated securities of the Company, shall be:

     (a)  offered for sale to the public; or

     (b) transferred without the previous consent of the Directors expressed by a resolution of the Board and the Directors shall not be required to give any reason for refusing to consent to any such proposed transfer.

------------------------------------------------------- ------------------------
FULL NAMES, RESIDENT ADDRESSES, CITIZENSHIP AND         NUMBER, KIND AND CLASS
OCCUPATIONS SUBSCRIBERS                                 OF SHARES TAKEN OF BY
                                                        SUBSCRIBERS
------------------------------------------------------- ------------------------
PAUL BUTZNER MANSON                                     ONE COMMON SHARE

643 East 30 Avenue

Vancouver, British Columbia

V5V 2V7

BUSINESSMAN

Canadian Citizen


--------------------------------------------------------------------------------
TOTAL SHARES TAKEN: One (1) Common Share
--------------------------------------------------------------------------------


DATED 24th day of December, 2001

         /s/"Paul Butzner Manson"

PAUL BUTZNER MANSON, SUBSCRIBER

WITNESS TO ABOVE SIGNATURE:

         /s/"E. Salamon"    Dated:          December 24, 2001

Name: E. Salamon

Address: 2809 West 15th Avenue

Vancouver, B.C. V6K 3A1

Occupation: Office Manager

                          PROVINCE OF BRITISH COLUMBIA

                                     FORM 3

                                  (Section 10)

                                  COMPANY ACT

                                       OF

                             SEA BREEZE ENERGY INC.

                   Certificate of Incorporation No. ________

                               NOTICE OF OFFICES

The offices of the undermentioned company are located as follows:

Name of Company:  SEA BREEZE ENERGY INC.

REGISTERED OFFICE:         643 East 30 Avenue
                           Vancouver, B.C.
                           V5V 2V7

RECORDS OFFICE:            643 East 30 Avenue
                           Vancouver, B.C.
                           V5V 2V7

DATED the 24th day of December, 2001

SEA BREEZE INC .

Per:     /s/ "Paul Butzer Manson"

         PAUL BUTZNER MANSON

                                   SCHEDULE 7
                               MANAGEMENT CONTRACT


THIS AGREEMENT is made as of the 21 day of December, 2002


BETWEEN:

          SEA BREEZE ENERGY INC., a company duly incorporated pursuant to the laws of the Province of British Columbia and having an office at Box 393, Station A, Bentall Centre, Vancouver, British Columbia, V6C 1N2

          (the "Company")


     AND:

          INVERNESS MANAGEMENT GROUP INC., a company duly incorporated pursuant to the laws of the Province of British Columbia and having an office at 1161 Ambrose Avenue, Prince Rupert, British Columbia, V8J 1S1

          (the "Manager")


WHEREAS:

(A) The Company is engaged in, inter alia, the business of the development of wind energy projects of merit;

(B) The Company requires a manager for the Company's business as more particularly set forth in this Agreement;

(C) The Manager has the necessary skill and ability to perform the tasks described in this Agreement; and

(D) The parties hereto desire to enter into this Agreement to confirm the appointment of the Manager as the manager of the Company and to set forth the respective rights and obligations of the parties hereto.

NOW THEREFORE THIS AGREEMENT WITNESSES that in consideration of the mutual covenants and promises set forth herein and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged by each, the parties hereto agree as follows:

                                     PART 1
                    APPOINTMENT AND AUTHORITY OF THE MANAGER

Appointment of the Manager

1.1 The Company hereby appoints the Manager to perform certain services for the benefit of the Company as hereinafter set forth and the Company hereby authorizes the Manager to exercise such powers as provided under this Agreement. The Manager accepts such appointment on the terms and conditions herein set forth.

Authority of the Manager

1.2 The Manager shall have no right or authority, express or implied, to commit or otherwise obligate the Company in any manner whatsoever except to the extent specifically provided herein or specifically authorized in writing by the Company.

Independent Contractor

1.3 Nothing in this Agreement shall be deemed to require the Manager to provide its services exclusively to the Company and the Manager hereby acknowledges that the Company is -not required and shall not be required to make any remittances and payments required of employers by statute on the Manager's behalf and the Manager shall not be entitled to the fringe benefits provided by the Company to its employees.

                                     PART 2
                             THE MANAGER' AGREEMENTS

General

2.1 The Manager, at the expense of and on behalf of the Company, shall:

     (a) implement or cause to be implemented decisions of the Company in accordance with and as limited by this Agreement;

     (b) at all times be subject to the direction of the Company and shall keep the Company informed as to all material matters concerning the Manager's activities; and

     (c) meet the performance standards that may be reasonably prescribed by the Company from time to time.

Management Activities

2.2 In carrying out its obligations under this Agreement with respect to the management of the Company, the Manager shall:

     (a) attend to the administration of all contracts of the Company;

     (b) assist with the negotiations to obtain the necessary permits and approvals for the development of the Company's business;

     (c) do all such acts and things as may be required to foster and facilitate and enhance a positive reputation of the Company;

     (d) notify the Company of any major inquiry, complaint or request made by the general public or any regulatory authority and deliver to the Company copies of any supporting papers received in connection with such inquiry, complaint and request;

     (e) perform any other services or functions reasonably required by the Company and within the general scope of the Manager' duties as set forth in this Agreement and otherwise operate and manage the Company in accordance with and as limited by this Agreement;

     (f) commit to act diligently for the Company on average of 30 hours per week.

Authority of the Manager

2.3 The Company hereby authorizes the Manager, subject to the other provisions of this Agreement, to do all acts and things as the Manager may in its discretion deem necessary or desirable to enable the Manager to carry out its duties.

Books and Records

2.4 At all times during the term- hereof the Manager, at the Company's expense, shall:

     (a) cause accurate books and records of all expenditures made by it in connection with the activities being performed for the Company and of the time expended by it in performing the services provided for under this Agreement to be kept and keep all invoices, receipts and vouchers relating thereto and to keep the same separate from any other books and records that the Manager may be maintaining;

     (b) keep and maintain such books and records of account at all times at the place or places approved by the Company; and

     (c) furnish the Company or its authorized representatives with all such information as it may from time to time require and during the currency of this Agreement preserve all accounts, records, invoices, receipts, vouchers, books, files and other documents and permit the Company or its authorized representatives to inspect, examine, copy and conduct audits of the books, records, files, securities and other documents of the Company at all reasonable times provided that, on termination of this Agreement the Manager shall return all such documents to the Company.

Expenses Statements

2.5 The Manager shall on the 10th day of each calendar month during the term hereof, or if a Saturday, Sunday or holiday, the next following business day, render to the Company an itemized statement and accounting of the previous calendar month and for the calendar year to that date, together with such supporting documents as and when the Company may reasonably require, of all expenses which the Company is obligated by this Agreement to reimburse.

Limitations and Restrictions

2.6 Notwithstanding any provisions of this Agreement, the Manager shall not take any action, expend any sum, make any decision, give any consent, approval or authorization, or incur any obligation with respect to the following matter unless and until the same has been approved by the Company:

     (a) making any expenditure or incurring any obligation by or on behalf of the Company involving a sum in excess of Five Thousand Dollars ($5,000) except for expenditures made and obligations authorized in guidelines approved by the Company or incurred pursuant to and specifically set forth in a Budget therefore approved by the Company.

Impossibility of Performance

2.7 If the performance of any duty of the Manager set forth in this Agreement is beyond the reasonable control of the Manager, the Manager shall nonetheless be obligated to:

     (a) use his best efforts to perform such duty; and

     (b) notify the Company that the performance of such duty is beyond its reasonable control.

Changes in Services

2.8 The Company shall be entitled to order changes and/or deletions from the services as set forth in Section 2.2 by giving written notice to the Manager without invalidating this Agreement. If the Company wishes to make additions to the services that are not within the scope of those activities set forth in
Section 2.2, it shall so notify the Manager in writing and the Manager shall, unless he objects in writing within ten (10) days, be deemed to have agreed to perform such additional services and those services shall be deemed to be included in the services required by this Agreement.

Limitation of the Manager's Obligations

2.9 Notwithstanding anything in this Agreement, the Manager shall not be required to expend its own money or to incur any liabilities, obligations, costs, dues, debts, expenses, claims or judgments, whatsoever on its own behalf in excess of Five Hundred Dollars ($500) and if required by the Manager to carry out its duties under this Agreement shall be provided by the Company to the Manager forthwith upon the Manager's request, and the Manager's obligations under this Agreement shall be limited accordingly.

                                     PART 3
                              COMPANY'S AGREEMENTS

Compensation of the Manager

3.1 As compensation for the management services rendered by the Manager pursuant to this Agreement, the Company agrees to pay to the Manager monthly, on or before the 1st day of each month or if a Saturday, Sunday or holiday the next following business day a management fee equal to Six Thousand Dollars (CDN$6,000.00) per month to and including the month in which the Company receives its first project approval certificate and thereafter a management fee equal to Nine Thousand Dollars (CDN$9,000.OO) per month for the term of this Agreement.


                                     PART 4
                        DURATION, TERMINATION AND DEFAULT

Effective Date

4.1 This Agreement shall become effective as of the day and year first above written and shall remain in force for a term of three years subject to earlier termination, and will be automatically renewed for a further term of one (1) year unless either party gives written notice of termination not less than one
(1) month prior to the expiry of any term.

Termination

4.2 This Agreement may be terminated:

     (a) by the Company upon the occurrence of any default by the Manager by giving written notice to the Manager specifying the nature of such default; a default shall be defined as the occurrence of any one or more of the following:

          (i) The Manager fails to perform any of its services in the manner or within the time required herein or commits or permits a breach of or default in any of its duties, liabilities or obligations hereunder and fails to fully cure or remedy such failure, breach or default within ten (10) days after written notice by the Company to the Manager specifying the nature of such failure, breach or default, or if such breach or default cannot reasonably be cured within ten (10) days, fails to - commence such cure or remedy within said ten (10) day period or at any time thereafter fails to diligently prosecute such cure or remedy to completion; and;

          (ii) the Company acting reasonably determines that the Manager has acted, is acting or is likely to act in a manner detrimental to the Company or has violated or is likely to violate the confidentiality of any information as provided for in this Agreement; or

     (b) by the Manager acting reasonably immediately upon the occurrence of any default by the Company by giving written notice to the Company specifying the nature of such default; a default shall include the failure of the Company to pay the management fee as provided for in Section 3.1.

Duties Upon Termination

4.3 Upon termination of this Agreement for any reason, the Manager shall upon receipt of~ all sums due and owing promptly deliver the following in accordance with the directions of the Company:

     (a) a final accounting, reflecting the balance of expenses incurred on behalf of the Company as of the date of termination; and

     (b) all documents pertaining to the Company or this Agreement, including but not limited to all books of account, correspondence and contracts.

                                     PART 5

                                 CONFIDENTIALITY

Ownership of Work Product

5.1 All reports, documents, concepts, products and processes together with any marketing schemes, business or sales contracts, or any business opportunities prepared, produced, developed, or acquired, by or at the direction of the Manager, directly or indirectly, in connection with or otherwise developed or first reduced to practice by the Manager performing the services (collectively theo "Work Product") shall belong exclusively to the Company which shall be entitled to all right, interest, -profits or benefits in respect thereof. No copies, summaries or other reproductions of any Work Product shall be made by the Manager without the express permission of the Company.

Confidentiality

5.2 The Manager shall not disclose any information, documents, or Work Product which are developed by the Manager or to which the Manager may have access by virtue of its performance of the services to any person not expressly authorized by the Company for that purpose. The Manager shall comply with such directions as the Company shall make to ensure the safeguarding or confidentiality of all such information, documents, and Work Product.

Restrictive Covenants

5.3 During the term of this Agreement, the Manager shall devote such of its time, attention, and abilities to the business of the Company as is reasonably necessary for the proper exercise of its duties pursuant to this Agreement. Nothing contained herein shall be deemed to require the Manager to devote its exclusive time, attention and ability to the business of the Company. The Manager shall have the consent of the Company to the minor use of office facilities for personal business. It is acknowledged that the Manager has certain other energy projects as detailed in Schedule "A" which are exempted from the restrictive convenant.

                                     PART 6
                                  MISCELLANEOUS

Severability

6.1 Each provision of this Agreement is intended to be severable; if any term or provision hereof shall be determined by a court of competent jurisdiction to be illegal or invalid for any reason whatsoever, such provision shall be severed from this Agreement and shall not affect the validity of the remainder of this Agreement.

Waiver; Consents

6.2 No consent, approval or waiver, express or implied, by either party hereto, to or of any breach of default by the other party in the performance by the other party of its obligations hereunder shall be deemed or construed to be a consent or waiver to or of any other breach or default in the performance by such other party of the same or any other obligations of such other party or to declare the other party in default, irrespective of how long such failure continues, shall not constitute a general waiver by such party of its rights under this Agreement, and the granting of any consent or approval in any one instance by or on behalf of the Company shall not be construed to waiver or limit the need for such consent on any other or subsequent instance.

Governing Law

6.3 This Agreement shall be governed by the laws of the Province of British Columbia

No Assignment Permitted

6.4 All of the rights, benefits, duties, liabilities and obligations of the parties hereto shall enure to the benefit of and be binding upon the respective successors of the parties provided that in no circumstance is this Agreement assignable by either party hereto, nor are the shares of the Manager assignable without the consent of the Company.

Modification of Agreement

6.5 This Agreement constitutes the entire agreement between the parties hereto and to be effective any modification of this Agreement must be in writing and signed by the party to be charged thereby.

Headings

6.6 The headings of the Sections and Articles of this Agreement are inserted for convenience of reference only and shall not in any manner affect the construction or meaning of anything contained or govern the rights or liabilities of the parties hereto.

Interpretation

6.7 Whenever -the context requires, all words used in the singular number shall be deemed to include the plural and vice versa, and-each general shall include any other gender.

The use herein of the word "including" when following any gender statement, term or matter, shall not be construed to limit such statement, term or matter to the specific items or matters set forth immediately following such word or to similar items or matters, whether or not non-limited language (such as "without limitation" or "but not limited to" or words of similar import) is used with reference thereto but rather shall be deemed to refer to all other items or matters that could reasonably fall within the broadest possible scope of such general statement, term or matter.

Notice

6.8 All notices, requests and communications required or permitted hereunder shall be in writing and shall be sufficiently given and deemed to have been received upon personal delivery or a fax or, if mailed, upon the first to occur of actual receipt or seventy-two (72) hours after being placed in the mail in Canada, postage prepared, registered or certified mail, return receipt requested, respectively addressed to the Company or the Manager:

           (a)     The Company:

                   Sea Breeze Energy Inc.
                   Box 393, Station A, Bentall Centre
                   Vancouver, B.C.
                   V6C 1N2

                   Attention:    Mr. P. Manson

           (b)     The Manager:

                   Inverness Management Group Inc.
                   1161 Ambrose Avenue
                   Prince Rupert, B.C.
                   V8J 1S1

                   Attention:    Mr. Anthony Duggleby

or such other address as may be specified in writing to the other party but notice of a change of address shall be effective only upon the actual receipt.

Time is of the Essence

6.9 Time is of the essence.

Further Assurances

6.10 The parties will execute and deliver all such further documents and instruments and do all such further acts and things as may be required to carry out the full intent and meaning of this Agreement and to effect the transactions contemplated hereby.

Counterparts

6.11 This Agreement may be executed in several counterparts, each of which will be deemed to be an original and all of which will together constitute one and the same instrument.

References to Agreement

6.12 The terms "this Agreement", "hereof', "herein" "hereby", "hereto" and similar terms refer to this Agreement and not to any particular clause, paragraph or other of this Agreement. References to particular clauses are to clauses of this Agreement unless another document is specified.

Regulatory Approval

6.13 This Agreement is subject to obtaining the, approval of the TSX Venture Exchange and other such regulatory authorities as having jurisdiction and in the event this Agreement is not approved by the said authorities within one hundred twenty (120) days after the date this Agreement is filed with such regulatory authority, the parties hereto shall forthwith confer and determine whether to alter the terms of this Agreement in order to obtain approval, or to terminate this Agreement. Failure to agree on the appropriate course of action shall result in this Agreement being terminated as at the end of the aforesaid one hundred and twenty (120) day period.


IN WITNESS WHEREOF the parties have duly executed this Agreement as of the day and year first above written.

The Corporate Seal of SEA BREEZE
ENERGY INC. was affixed in the presence of:                   )
                                                              )
              "Paul Manson"                                   )          No C/S
Per: __________________________                               )
          Authorized Signatory                                )


The Corporate Seal of INVERNESS                               )
MANAGEMENT GROUP INC.                                         )
was affixed in the presence of:                               )          No C/S
                                                              )
            "Anthony Duggleby"                                )
Per: ________________________                                 )
          Authorized Signatory                                )

                                   SCHEDULE 7
                                  SCHEDULE "A"

Projects Exempt:

   Inverness Management Company Inc.
          Tyee Wind Farm                                (Underway) (funded)
          Mt. Hays                                      (Underway)
          Bank's Island                                 (Underway)
          Porcher Island                                (Underway)

   Orca Power Inc.

          Dent Rapids/Florence Lake (Underway)
          Texada Island (Underway)
          Powell River (Underway)

                             SEA BREEZE ENERGY INC.

                                   Schedule 8

--------------------------------------------------------- ---------------------------------------------------
REGISTER OF DIRECTORS                                     OFFICERS
--------------------------------------------------------- ---------------------------------------------------
Name and Address          Date           Date of          Office Held     Date Appointed    Date of
                          Appointed      Resignation                                        Resignation
------------------------- -------------- ---------------- --------------- ----------------- -----------------
Paul B. Manson            January 4,                      Secretary       January 5, 2002
643 East 30th Avenue      2002
Vancouver, B.C. V5V 2V7
------------------------- -------------- ---------------- --------------- ----------------- -----------------
Anthony O. Duggleby       January 5,                      President       January 5, 2002
1161 Ambrose Avenue       2002
Prince Rupert, B.C. V8J
2C5
------------------------- -------------- ---------------- --------------- ----------------- -----------------

                                   Schedule 9

                             Sea Breeze Energy Inc.

                        Box 393  Station A  Bentall Centre
                   Vancouver, British Cclurnbia Canada V6C 2N2
    Voice: (604) 717-6405 Fax: (604) 669-6331 Email info@SeaBreezeEnergy.com



December 10, 2002

VIA FAX: (604) 893-2382

Lang Michener.
1500 - 1055 W. Georgia St. P0 Box 11117
Vancouver, BC V6E 4N7
Attention: Ms. Linda Hogg, Esq.

Dear Linda,

Re: Investgative Use Permit Status and File Numbers

Further to our discussions, this letter details all current project sites and their Investigative Use Permit status as well as any current applications pending. I have included the Investigative Use Permit numbers for reference with Land and Water British Columbia Inc. Also enclosed are the recent correspondence between Sea Breeze and our contacts at both LWBC offices pertaining to the proposed acquisition of Sea Breeze Energy Inc. by International. Powerhouse Energy Corp.

Sea Breeze has the following Investigative Permits filed with LWBC Surrey for our lower mainland projects. Our contact for these sites is Ms. Maxine Davie, Examiner. She can be reached at (604) 586-4411, or by fax at (604) 586-4434

---------------------------- -------------------------- -------------------------- --------------------------


---------------------------- -------------------------- -------------------------- --------------------------
Roberts Bank                 2407996                    Yes                        238229
---------------------------- -------------------------- -------------------------- --------------------------
Sturgeon Bank                2407998                    Yes                        238230
---------------------------- -------------------------- -------------------------- --------------------------

Sea Breeze has the following Investigative  Permits/applications filed with LWBC
- Nanaimo for our Vancouver Island Projects. Our contact for these sites is Ms. Susan Fitton, a Senior Examiner with LWBC - Nanaimo. She can be reached at (250) 741-5676, or by fax at (250) 741-5686.

------------------------- ---------------------- --------------------- ------------------- ------------------
Gabriola Reef                                    1409856               Yes                 109262
------------------------- ---------------------- --------------------- ------------------- ------------------
Sarigison Bank                                   1409857               Yes                 109263
------------------------- ---------------------- --------------------- ------------------- ------------------
Erma Lake                 1412055                1412023
AKA = God's Pocket
------------------------- ---------------------- --------------------- ------------------- ------------------
Pugh Creek                1412049                1412024
AKA = Shushartie
------------------------- ---------------------- --------------------- ------------------- ------------------
Newcastle Ridge           1412048                1412025
------------------------- ---------------------- --------------------- ------------------- ------------------
Mead Creek                1412053                1412026
AKA = Hushamu
------------------------- ---------------------- --------------------- ------------------- ------------------
Nimpkish                  1412054                1412027
------------------------ ---------------------- --------------------- ------------------- ------------------
Obling Creek              1412052                1412028
------------------------- ---------------------- --------------------- ------------------- ------------------
Jordan Ridge              1412050
------------------------- ---------------------- --------------------- ------------------- ------------------
Sand Cut Creek                                   11100 01 V001
Can not be reviewed at
this time
------------------------- ---------------------- --------------------- ------------------- ------------------


Thank you for, your assistance with this matter.

Sincerely,

Sea Breeze Energy Inc


/s/ "Tony Duggleby"

per:      Tony Duggleby
          President

                                   SCHEDULE 10

                                ROYALTY AGREEMENT

THIS AGREEMENT is dated as of the 4th day of November, 2002.

BETWEEN:

          ANTHONY O. DUGGLEBY, of 1161 Ambrose Avenue, Prince Rupert, British Columbia, V8J 2C5

          ("Anthony")

AND:

          AURIANE S. CHOUINARD of 1161 Ambrose Avenue, Prince Rupert, British Columbia, V8J 2C5

          ("Auriane")

AND:

          ELIZE N. DUGGLEBY of 1161 Ambrose Avenue, Prince Rupert, British Columbia, V8J 2C5

          ("Elize")

AND:

          ELISHA G. MANSON, of 1757 East 3 Avenue, Vancouver, British Columbia, V5N 1H3

          ("Elisha")

AND:

          EZRA M. MANSON, of 1757 East 3 Avenue, Vancouver, British Columbia, V5N 1H3

          ("Ezra")

AND:

          LORRIE G. THOMPSON, of 1757 East 3 Avenue, Vancouver, British Columbia, V5N 1H3

          ("Lorrie")

          (collectively the "Vendors")

AND:

          INTERNATIONAL POWERHOUSE ENERGY CORP, a company incorporated pursuant to the laws of British Columbia and having its registered office at Suite 1500 - 1055 West Georgia Street, Vancouver, British Columbia V6E 4N7

          (the "Company")

AND:

          SEA BREEZE ENERGY INC., a company incorporated pursuant to the laws of British Columbia and having its registered office at Suite 1500-- 1055 West Georgia Street, Vancouver, British Columbia V6E 4N7

          ("Sea Breeze")

RECITALS:

A. The Vendors and the Company are parties to a share purchase agreement (the "Purchase Agreement") dated as of November 4, 2002, pursuant to which the Company agreed to purchase 100% of the shares of Sea Breeze from the Vendors;

B. It was agreed by the parties to the Purchase Agreement that the Vendors should receive a net profit interest from Sea Breeze and the Company (the "Royalty Payor") on the future sales of wind energy developed by Sea Breeze and on the future sale or inclusion in a joint venture of any of the Properties of Sea Breeze as defined in Schedule "B";

C. This Agreement sets out the terms and conditions regarding the calculation and payment of such a net profit interest and share of proceeds on any future sale or joint venture of any of the Properties of Sea Breeze;

NOW THEREFORE. for and in consideration of the mutual covenants and agreements contained herein and other good and valuable consideration (the receipt and sufficiency of which is acknowledged), the parties agree as follows:

                                    ARTICLE 1
                         DEFINITIONS AND INTERPRETATION

Definitions

1.1 In this Agreement, except as otherwise expressly provided or as the context otherwise requires:

     (a) "Accounting" means an accounting statement setting out in detail the method and calculations for the determination of Net Profits;

     (b) "Net Profits" means all profits generated by Sea Breeze or the Company from the sale, lease, license by or other disposition of the Properties or wind energy from the Properties during the term of this Agreement excluding sales taxes, after the deduction of any reasonable out of pocket, third party direct costs, commissions or selling expenses. Net Profits shall also include net profits or benefits received pursuant to any partnership, joint venture, strategic or other arrangement to the extent derived from the Properties.

          Net Profits shall be calculated in accordance with generally accepted accounting principles except for the add back of amortization and depreciation and the deduction of principal and interest repayments, and interest payable on long-term debt in arriving at net profits for purposes of this agreement;

     (c)  "Properties" means the Properties described in Schedule "B", and

     (d)  "this   Agreement"   means  this   agreement  as  from  time  to  time
          supplemented or amended by one or more agreements entered into pursuant to the applicable provisions of this Agreement.

Interpretation

1.2 In this Agreement, except as otherwise expressly provided or as the context otherwise requires:

     (a) a reference to a Part is to a Part of this Agreement, and the symbol ss. followed by a number or some combination of numbers and letters refers to the section, paragraph, subparagraph, clause or subclause of this Agreement so designated;.

     (b) headings are solely for convenience of reference and are not intended to be complete or accurate descriptions of content or to be guides to interpretation of this Agreement or any part of it; `

     (c) the word "including", when following a general statement or term, is not to be construed as limiting the general statement or term to any specific item or matter set forth or to similar items or matters, but rather as permitting the general statement or term to refer also to all other items or matters that could reasonably fall within its broadest possible scope;

     (d) an accounting term not otherwise defined herein has the meaning assigned to it, and every calculation to be made hereunder is to be made, in accordance with accounting principles generally accepted in Canada applied on a consistent basis;

     (e) a reference to currency means Canadian currency unless otherwise stated;

     (f) a reference to a statute includes all regulations made thereunder, all amendments to the statute or regulations in force from time to time, and every statute or regulation that supplements or supersedes such statute or regulations; and

     (g)  a reference to an entity includes a successor to that entity.

                                    ARTICLE 2
                                     ROYALTY

Royalty

2.1 The Company and Sea Breeze hereby agree, jointly and severally, to pay to the Vendors each as to the undivided interest therein as set out in Schedule "A" hereto, an amount (the "Royalty" or "Royalties") equal to 5% of the Net Profits of Sea Breeze, the Company and any assignee or successor thereof, derived from the Properties. The revenues or benefits shall be determined based on the value received, directly or indirectly if any transaction pursuant to which revenues or benefits are derived or would be derived if done on an arm's length basis, is not transacted on an arm's-length basis, the revenues or benefits derived shall be the greater of the value actually received and the value that would be derived if transacted on an arm's-length basis for fair market value. Each Vendor is entitled to its proportionate share of the Royalty.

Timing of Payment

2.2 Within 60 days following the end of each fiscal quarter of Sea Breeze, Sea Breeze will deliver to the Vendors:

     (a)  financial   statements,   prepared  according  to  generally  accepted
          accounting principles, supporting the Net Profits of Sea Breeze as calculated;

     (b) a certificate of any officer of the Company certifying the validity and accuracy of the financial statements referred to in ss.2.2(a) above; and

     (c)  the full amount of the Royalty due to the Vendors pursuant to ss.2.1.

Taxes and Other Charges

2.3 The Company will properly pay or cause to be paid when due all taxes, levies, tariffs, customs duties, brokerage fees, insurance premiums, and other costs and levies charged, assessed or levied in connection with Sea Breeze, including, without limitation, all withholding taxes, if required.

Records and Inspection

2.4 For as long as Royalties are due under this Agreement, the Company will keep or will cause to keep separate records in sufficient detail to permit the determination of Royalties paid and payable to the Vendors under this Agreement.

2.5 The Company and Sea Breeze will permit the Vendors or their authorized representative upon 48 hours notice to have access to and to examine during ordinary business hours the Company's and Sea Breeze's books and records as may be necessary to verify or determine the calculation of the Royalty and payments paid or payable under this Agreement.

Receipt of Revenues

2.6 If the Royalty Payor receives funds on account of or as the proceeds of sale of power from the Properties or the sale of any of the Properties, the Royalty Payor will receive the Vendor's share of those funds as trustee for the Vendors. The Royalty Payor shall provide the Vendors with a statement in written format showing in reasonable detail the manner in which each payment was calculated, including the unit sale price for any of the Properties or power generated from the Properties, and if requested by the Vendors, a copy of all reports the Royalty Payor is required to submit to any governmental authority in respect of such sale or the generation and sale of power.

2.7 The Royalty Payor will not discriminate against the Properties and the power producible therefrom in contrast to other properties in respect of which the Royalty does not apply. The Royalty Payor will use reasonable efforts to produce power from the Properties equitably with other neighbouring Properties insofar as the Royalty Payor or any affiliate thereof have any interests in such neighbouring properties or any interest in the power produced therefrom or revenues derived from such power generation.

2.8 In the event the Royalty Payor desires to forfeiture all or a portion of the Properties, then not later than 60 days prior to such forfeiture, the Royalty Payor shall provide notice to the Vendors of such proposed forfeiture giving full particulars of the rights and obligations associated with the Properties to be forfeited.' Not later than 30 days before the date of forfeiture or 30 days following receipt of notice, whichever is o the later, the Vendors shall each give notice stating whether or not they wish to join in the proposed forfeiture. Failure to respond to such notice shall be deemed to be an election to join in the forfeiture. In the event that any party chooses not to join in the forfeiture, such party shall be entitled to retain its proportionate interest in the Properties, the ownership interests being owned by the Vendors who choose not to participate in the forfeiture in proportion to their ownership of the Royalty. In accepting the interest, the parties retaining the interest shall be deemed to have covenanted to satisfy the obligations which prompted the forfeiture proposal if the failure to satisfy the obligation would prejudice the title of the forfeiting parties in any of the other Properties.

2.9 The Royalty Payor will supply to the Vendors notice of any potential sale of the Properties, any plans to develop the Properties and where the Royalty Payor directly or indirectly develops the Properties for the generation of electricity, monthly statements as to the status of such development until the development has been completed for the generation of electricity.

Understatement of Royalty Payment

2.10 If an examination discloses that any payment of the Royalty is less than the amount due at such time by more than 5%, the Royalty Payor will, within 30 days after notice of the deficiency is given to the Royalty Payor, pay all of the Vendors' reasonable costs and expenses connected with that examination, including, but not limited to, reasonable accountants' or auditors' fees and costs and all other costs of the collection of the unpaid Royalty, including, but not limited to, reasonable legal fees on a solicitor-client full- indemnity basis, court costs and fees.

Sale of Properties

2.11 On any sale of the Properties or an interest in the Properties, the Vendors may elect to collectively receive 5% of the net sale price or a continuing 5% Royalty on the terms set out in this Agreement, but not both.

                                    ARTICLE 3
                               PROPRIETARY RIGHTS

Ownership Rights/Trade Secrets

3.1  The Vendors acknowledge and agree that:

     (a) the Company owns all right, title and interest, including without limitation, all rights, in and to the future sales of wind energy developed by Sea Breeze; and

     (b) the Company owns all right, title and interest without limitation in the future sale or joint venture of the Properties developed by Sea Breeze.

     and that neither the Royalty nor anything in this Agreement will be deemed to grant to the Vendors any ownership or proprietary right or interest in. the future sales of wind energy or the sale or joint venture of the Properties developed by Sea Breeze.

Protection

3.2 The Vendors will not, nor permit any other person to, do anything to diminish, challenge, or impair the Company in the future sales of wind energy developed by Sea Breeze.

3.3 The Vendors will not, nor permit any other person to, alter, tamper with, revise or otherwise modify. in any manner to any extent any aspect or part of the future sales of wind energy developed by Sea Breeze or any proprietary assets for the future sales of wind energy developed by Sea Breeze, or in any manner, infringe upon the rights of the Company arising out of the future sales of wind energy developed by Sea Breeze.

3.4 Except as other provided herein, development of the assets, whether made by the Vendors or by the Company, will be the sole property of the Company.

                                    ARTICLE 4
                          GOVERNING LAW AND ARBITRATION

Governing Law

4.1 This Agreement shall be governed by and construed in accordance with the laws of the Province of British Columbia and the laws of Canada in force therein without regard to its conflict of law rules. All parties agree that by executing this Agreement they have attorned to the jurisdiction of the Supreme Court of British Columbia. Subject to Section. 4.2, the British Columbia Supreme Court shall have exclusive jurisdiction over this Agreement.

Arbitration

4.2 In the event of any dispute arising between the parties concerning this Agreement, its enforceability or the interpretation thereof, the same shall be settled by a single arbitrator appointed pursuant to the provisions of the Commercial Arbitration Act of British Columbia, or any successor legislation then in force. The place of arbitration shall be Vancouver, British Columbia. The language to be used in the arbitration proceedings shall be English. This Section will not prevent a party hereto from applying to a court of competent jurisdiction for interim protection such as, by way of example, an interim injunction.

                                    ARTICLE 5
                                     GENERAL

Assignment

5.1 Neither party may assign any of its rights under this Agreement without the written consent of the other, which consent will not be unreasonably withheld.

Communication

5.2 All notices and other communications. required or permitted by this Agreement to be made by either party to the other must be made in writing and be delivered by hand or registered mail or conveyed by telex or facsimile transmission as follows:

         (a)      if to The Vendors:

                  Anthony 0. Duggleby, as trustee for all Vendors
                  I 16 1 Ambrose Avenue
                  Prince Rupert, B.C.
                  V8J2C5

                  Facsimile: (250) 624-4857

         (b)      if to the Company:

                  International Powerhouse Energy Corp.
                  Suite 201-- 850 West Hastings Street
                  Vancouver, B.C. V6C IE1

                  Attention: Mr. William Calsbeck
                  Facsimile: (604) 689-2990

         or to such other persons, addresses, or numbers of which the parties give each other notice.

Counterparts

5.3 This Agreement may be executed in any number of counterparts with the same effect as if all parties had all signed the same document, and all counterparts will be construed together and will constitute one and the same agreement.

Facsimile

5.4 This Agreement may be executed by the parties and transmitted by facsimile transmission and if so executed and transmitted this Agreement will be for all purposes as effective as if the parties had delivered an executed original Agreement.

Enurement

5.5 This Agreement will enure to the benefit of and be binding upon the parties and their respective heirs, executors, administrators, successors and permitted assigns.

Further Assurances

5.6 The parties will do such further acts and execute and deliver to each other such further instruments as may be required to give effect to this Agreement. . .

Entire Agreement

5.7 This Agreement is the entire agreement in relation to the subject matter and supersedes all oral or written representations, warranties, agreements, dealings and undertakings.

Amendment

5.8  No  amendment,  modification,   supplement  or  other  alteration  of  this
     Agreement will be effective unless in writing, signed by both parties by their duly authorized representatives.

Severability

5.9 If any provision of this Agreement is unenforceable for any reason whatsoever, the unenforceability will not affect the enforceability of the remaining provisions of this Agreement and the unenforceable or invalid provision will be severable from the remainder of this Agreement.

Time of Essence

5.10 Time is of the essence of this Agreement and of the performance of each obligation of each party hereunder.

IN WITNESS WHEREOF this Agreement has been executed by the parties hereto as of the day and year first above written

Signed, Sealed and Delivered by ANTHONY     )
O. DUGGLEBY in the presence of:             )
         /s/ "Carl Chaplin"                 )        /s/ "Anthony O. Duggleby"
Witness (Signature)                         )        ANTHONY O. DUGGLEBY
         Carl Chaplin                       )
Name (please print)                         )
         302-1067 Granville                 )
Address                                     )
         Vancouver, B.C. V6Z 1L4            )
City, Province                              )

Signed, Sealed and Delivered by AURIANE S.  )
CHOUINARD-DUGGLEBY in the presence          )
of:                                         )        /s/ "Auriane C. Duggleby
/s/ "Bryan Green"                           )        AURIANE S.
Witness (Signature)                         )        CHOUINARD-DUGGLEBY
Bryan Green                                 )
Name (Please Print)                         )
316 Chatham                                 )
Address                                     )
Nelson, B.C.                                )
City, Province                              )

Signed, Sealed and Delivered by ELIZE N.    )
DUGGLEBY-CHOUINARD in the presence of:      )
         /s/ "Carl Chaplin"                 )        /s/ "Anthony O Duggleby"
Witness (Signature)                         )     for Elize Duggleby-Chouinard
                                            )        (minor)
                                            )        ELIZE DUGGLEBY-CHOUINARD
         Carl Chaplin                       )
Name (please print)                         )
         302-1067 Granville                 )
Address                                     )
         Vancouver, B.C. V6Z 1L4            )
City, Province                              )

Signed, Sealed and Delivered by ELISHA      )
G. MANSON in the presence                   )
of:                                         )        /s/ "Paul B. Manson" for
/s/ "Susy Webb"                             )        Elisha G. Manson
Witness (Signature)                         )        ELISHA G. MANSON
Susy Webb                                   )
Name (Please Print)                         )
#006 - 998 Thurlow                          )
Address                                     )
Vancouver, B.C.                             )
City, Province                              )

Signed, Sealed and Delivered by EZRA        )
M. MANSON in the presence                   )
of:                                         )        /s/ "Paul B. Manson"for
/s/ "Susy Webb"                             )        Ezra M. Manson (minor)
Witness (Signature)                         )        EZRA M. MANSON
Susy Webb                                   )
Name (Please Print)                         )
#006 - 998 Thurlow                          )
Address                                     )
Vancouver, B.C.                             )
City, Province                              )

Signed, Sealed and Delivered by LORRIE      )
G. THOMPSON in the presence                 )
of:                                         )        /s/ "Paul B. Manson" for
/s/ "Susy Webb"                             )        Lorrie G. Thompson by
Witness (Signature)                         )        Power of Attorney
Susy Webb                                   )        LORRIE G. THOMPSON
Name (Please Print)                         )
#006 - 998 Thurlow                          )
Address                                     )
Vancouver, B.C.                             )
City, Province                              )

The Corporate Seal of                       )
INTERNATIONAL POWERHOUSE                    )
ENERGY CORP.                                )
was affixed in the presence of:             )
                                            )
Per:     /s/ "Authorized Signatory"         )        No c/s
         Authorized Signatory               )
                                            )
Per:     /s/ "Authorized Signatory"         )
         Authorized Signatory               )
                                            )
The Corporate Seal of                       )
SEA BREEZE ENERGY INC.                      )
was affixed in the presence of:             )
                                            )
Per:     /s/ "Authorized Signatory"         )        No c/s
         Authorized Signatory               )
                                            )
Per:     /s/ "Authorized Signatory"         )
         Authorized Signatory               )
                                            )

                                  SCHEDULE "A"

                               VENDORS' INTERESTS



Anthony O. Duggleby                         1/6

Auriane S. Chouinard-Duggleby               1/6

Elize N. Duggleby-Chouinard                 1/6

Elisha G. Manson                            1/6

Ezra M. Manson                              1/6

Lorrie G. Thompaon                          1/6

TOTAL                                       100%

                                  SCHEDULE "B"

                              PROPERTY DESCRIPTION

                                   SCHEDULE 11

                              EMPLOYMENT AGREEMENT

THIS AGREEMENT is made as of the 31st of December, 2002.

BETWEEN:

                   POWERHOUSE ELECTRIC CORP., Suite # 201, 850 West Hastings Street, Vancouver, British Columbia, V6C IE1

                   (the "Company")

AND:

                   ANTHONY 0. DUGGLEBY, Businessman, of 1161 Ambrose Avenue, Prince Rupert, British Columbia, V8J 2C5

                   (the "Duggleby")

WHEREAS:

(A) The Company has employed Duggleby as its Supervisor of Field Operations and wishes to provide for the continuing employment of Duggleby in that capacity.;

(B) The Company and Duggleby have agreed to set forth the respective obligations of each in connection with the employment by the Company of Duggleby as its supervisor of Field Operations.

NOW THEREFORE in consideration of the mutual covenants and agreements contained in this agreement and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties agree as follows:

1. DEFINITIONS

In this agreement:

     (a) "Agreement" means this agreement as it may be amended from time to time;

     (b) "Annual Compensation" means the sum of the aggregate of the annual salary of Duggleby, payable to Duggleby by the Company during the last fiscal year of the Company;

     (c) "Confidential Information" means all confidential or proprietary information, intellectual property (including trade secrets), material changes and facts relating to the business and affairs of the Company that have not been disseminated to the public;

     (d) "Date of Termination" shall mean the date of termination of Duggleby's employment, whether by Duggleby or by the Company;

     (e) "Good Reason" shall include, without limitation, the occurrence of any of the following without Duggleby's written consent (except in connection with the termination of the employment of Duggleby for cause):

          (i) a material change in Duggleby's position or duties with the Company;

          (ii) a reduction by the Company of Duggleby's salary, benefits or any other form of remuneration or any change in the basis upon which Duggleby's salary, benefits or any other form of remuneration payable by the Company which would result in a reduction or any failure by the Company to increase Duggleby's salary, benefits or any other forms of remuneration payable by the Company in accordance with existing practices;

          (iii) any material breach by the Company of any provision of this Agreement;

     (f) "Just Cause" shall be given its common law meaning;

     (g) "Normal Retirement Date" shall mean the date as of which Duggleby would be required to retire, determined in accordance with the Company's practices and policies relating to retirement generally applicable to its officers and in effect immediately prior to the Date of Termination, whichever is more favourable to Duggleby;

     (h) "Retirement" shall mean the retirement of his employment by Duggleby on the Normal Retirement Date.

2. COVENANTS OF DUGGLEBY AND THE COMPANY

Duggleby hereby covenants and agrees as follows:

     (a) Duggleby shall report to the Company's Board of Directors, the merits of the Company's business and with regular reports detailing Duggleby's activities and progress; through direct contact, telephone, one on one meetings and Internet/email and in accordance with the policies, procedures and resolutions approved by the Company's Board of Directors;

     (b) to manage all field operations and employees of the Company in the field;

     (c) not disclose any Confidential Information;

     (d) to provide such other services as the parties may mutually agree; and

     (e) Duggleby  agrees to use his best efforts to  diligently  exercise  such
     powers  and   authorities  so  as  to  efficiently   provide  the  services
     contemplated herein.

The Company hereby covenants and agrees as follows:

     (a) the Company hereby grants and delegates to Duggleby all such powers and authorities as are necessary or appropriate to the proper carrying out of his duties hereunder;

     (b) Duggleby's appointment as Supervisor of Field Operations for the Company shall be continued throughout the Term of this Agreement unless the Board of Directors of the Company determines that the size of the Company and workload makes it necessary to split his position and have some of the functions performed by a separate individual;

     (c) to pay Duggleby's fees as set out in this Agreement; and

     (d) to keep Duggleby informed of the Company's business to the extent required for Duggleby to effectively attend to its business.

3. COMPENSATION

As compensation for Duggleby's services as set out herein, the Company agrees to pay Duggleby as follows:

     (a) Subject to adjustments as may be agreed upon by Duggleby and the Company from time to time, the Company shall pay to Duggleby, in consideration for the services to be performed by Duggleby for the Company a salary on a monthly basis of CDN$500.00 per month, to be paid monthly on the first business day of each month during the term of this Agreement, commencing January 1, 2003 (the "Commencement Date");

     (b) All  pre-agreed  out-of-pocket  expenses  and  expenses  paid to  third parties shall be pre-authorizeci, in writing, with the consent of both parties in advance, and without limiting the generality of the foregoing shall include: postage, courier, office supplies, photocopies, long distance charges; and

     (c) fees and expenses are billed monthly and are due within 30 days of receipt of invoice.

4. TERMS OF AGREEMENT

The Agreement is for a minimum term of three (3) years from the 1St day of January 2003 (the "Commencement Date").

5. TERMINATION

In this agreement:

     (a) The Agreement may be terminated at any time whereby the terminating party shall notify the other party by providing ninety (90) days written notice of such intent to terminate;

     (b) If there is Just Cause then this Agreement may be terminated by the Company by not less than one (1) day's written notice;

     (c) If this Agreement shall be terminated as provided for in this paragraph S and if the Company shall pay all monies then owing to Duggleby as contemplated by this Agreement, Duggleby shall not have any claim against the Company whatsoever for damages for wrongflti termination, improper notice, breach of contract or any other reason whatsoever;

     (d) Duggleby has agreed with the Company that this Agreement may be terminated as herein provided notwithstanding any law, rule, judgment, or regulation to the contrary, it being the intention of the parties that they are entering into this Agreement on the understanding that Duggleby has been compensated for any period of longer notice to which he would otherwise be entitled by law; and

     (e) In exchange for the payment contemplated in this paragraph 5, Duggleby shall execute such release as the Company may reasonably require and will execute such resignation from any position he may have held as an officer of the Company in such form as the Company may require.

6. RELATIONSHIP

The relationship of Duggleby to the Company is that of employee.

7. CONFLICTS

Duggleby is in the business of providing similar services to other companies as set out in Schedule "A" and such services as provided to the entities set out in Schedule "A", with respect to the seven projects set out in Schedule "A", which may or may not be similar to the business of the Company, will not be a breach of this Agreement or considered a conflict of interest. Duggleby is specifically precluded from providing such similar services to any other entities and/or projects other than those set out in Schedule "A".

8. NO USE OF CONFIDENTIAL INFORMATION

During and at all times after the termination of this Agreement, Duggleby shall not use and shall keep confidential all Confidential Information, except in the course of providing services exempt as set out in Schedule "A" to a person who is employed by the Company, or with the Company's prior written consent. In the event of termination, Duggleby shall return immediately all Confidential Information and any product developed for the Company including lists of contacts which shall be the property of the Company and immediately returned to the Company. The foregoing restrictions shall not apply to any Confidential Information if:

     (a) the Confidential Information has been available to the public; or

     (b) Disclosure is required to be made by operation of law, in which case Duggleby will notify the Company immediately upon learning of that requirement; or

     (c) Duggleby has received the Company's prior written approval.

9. NOTICE

Any notice or communication to be given or made under this agreement must be in writing and must addressed as follows:

              (a)     if to Duggleby:
                     1161 Ambrose Avenue,
                     Prince Rupert, British Columbia, V8J 2C5

                     Telephone: (250) 624-4886
                      Facsimile:   (604) 602-9329

              (b)     if to the Company:

                     Powerhouse Electric Corp.
                     Suite #201, 850 West Hastings St.
                     Vancouver, B.C., V6C 1E1

                     Telephone: (604) 689-2991
                     Facsimile:    (604) 689-2990

and will be deemed to be properly given or made on the earliest of the following:

                    (i) actual delivery;

                    (ii) forty-eight (48) hours after being sent by commercial courier service;

                    (iii) the day following which any telecopier message is sent.

Notice of change of address for the purpose of notice will also be governed by this section.

10. ASSIGNMENT

This Agreement may not be assigned by either party without the prior written consent of the other party.

11. HEADINGS

The inclusion of headings in this Agreement is for convenience of reference only and is not to affect construction or interpretation.

12. INVALIDITY OF PROVISIONS

Any provision of this Agreement that is prohibited or unenforceable in any jurisdiction will, as to that jurisdiction, be ineffective to the extent of the prohibition or unenforceable without invalidating the remaining provisions of the Agreement, and any prohibition or unenforceability in any jurisdiction will not invalidate, or render unenforceable that provision in any other jurisdiction. For any provision severed, there will be deemed substituted a like provision to accomplish the intent of the parties as closely as possible to the provision as drafted, as determined by any court or arbitrator having jurisdiction over any relevant proceeding, to the extent permitted by the applicable law.

13. ENTIRE AGREEMENT

This Agreement constitutes the entire agreement between the parties pertaining to the subject matter. There are no warranties, representations or agreements between the parties in connection with the subject matter except as are specifically set out or referred to in this Agreement. No reliance is placed on any representation, opinion, advice or assertion of fact made by either party or its directors, officers or agents to the other party, or its directors, officers or agents, except to the extent that the same has been reduced to writing and included as a term of this Agreement. Accordingly, there is to be no liability, either in tort or in contract, assessed in relation to any such representation, opinion, advise or assertion of fact, except to the extent aforesaid.

14. WAIVER AMENDMENT

No amendment to this Agreement shall be valid or binding unless set forth in writing and duly executed by all of the, parties hereto. No waiver of any breach of any provision of this Agreement shall be effective or binding unless made in writing and signed by the party purporting to give the same and, unless otherwise provided in the written waiver, shall be limited to the specific breach waived. All rights and remedies are cumulative and concurrent and exercise of one right or remedy shall not be deemed a waiver or release of any other right or remedy.

15. CURRENCY

All amounts in this Agreement are stated and will be paid in Canadian currency.

16. GOVERNING LAW

This Agreement is to governed by and construed in accordance with the laws of the Province of British Columbia.

17. TIME IS OF THE ESSENCE

Time shall be of the essence of this Agreement.

18. SEVERABILITY

Should any part of this Agreement be declared or held invalid for any reason, such invalidity shall not affect the vailidity of the remainder which shall continue in force and effect and be construed as if this Agreement had been executed without the invalid portion and it is hereby declared the intention of the parties hereto that this Agreement would have been executed without reference to any portion which may, for any reason, be hereafter declared or held invalid.

IN WITNESS WHEREOF the Company and Duggleby have executed this Agreement as of the day and year first above written.

   The Corporate Seal of                             )
   POWERHOUSE ELECTRIC CORP.                         )
   was affixed in the presence of:                   )
                                                     )
                                                     )
    Per:  _/s/ Basil Pantages___________________     )                       C/S
           Authorized Signatory                      )
                                                     )
    Per:  _/s/ Joe DeVries_______________            )
           Authorized Signatory                      )




   Signed, Sealed and Delivered by ANTHONY           )
   O. DUGGLEBY in the presence of:                   )
                                                     )
                                                     )
   __/s/ Sam Kenny______________________________     )   __/s/ Anthony Duggleby_
   Witness (Signature)                               )       ANTHONY O. DUGGLEBY
                                                     )
                                                     )
   __Sam Kenny_____________________________          )
   Name (please print)                               )
                                                     )
                                                     )
   ___201-2159 Wall Street_________________________  )
   Address                                           )
                                                     )
                                                     )
   __Vancouver, BC__________________________         )
   City, Province                                    )

                                                              SCHEDULE 12

Projects Exempt:

Inverness Management Group Inc.

         Tyee Wind Farm                     (Underway) (funded)
         Mt. Hays                           (Underway)
         Bank's Island                      (Underway)
         Porcher Island                     (Underway)

Orca Power Inc.

         Dent Rapids/Florence Lake          (Underway)
         Texada Island                      (Underway)
         Powell River                       (Underway)

                                ROYALTY AGREEMENT

THIS AGREEMENT is dated as of the 4th day of November, 2002.

BETWEEN:

          ANTHONY O. DUGGLEBY, of 1161 Ambrose Avenue, Prince Rupert, British Columbia, V8J 2C5

          ("Anthony")

AND:

          AURIANE S. CHOUINARD of 1161 Ambrose Avenue, Prince Rupert, British Columbia, V8J 2C5

          ("Auriane")

AND:

          ELIZE N. DUGGLEBY of 1161 Ambrose Avenue, Prince Rupert, British Columbia, V8J 2C5

          ("Elize")

AND:

          ELISHA G. MANSON, of 1757 East 3 Avenue, Vancouver, British Columbia, V5N 1H3

          ("Elisha")

AND:

          EZRA M. MANSON, of 1757 East 3 Avenue, Vancouver, British Columbia, V5N 1H3

          ("Ezra")

AND:

          LORRIE G. THOMPSON, of 1757 East 3 Avenue, Vancouver, British Columbia, V5N 1H3

          ("Lorrie")

          (collectively the "Vendors")

AND:

          INTERNATIONAL POWERHOUSE ENERGY CORP, a company incorporated pursuant to the laws of British Columbia and having its registered office at Suite 1500 - 1055 West Georgia Street, Vancouver, British Columbia V6E 4N7

          (the "Company")

AND:

          SEA BREEZE ENERGY INC., a company incorporated pursuant to the laws of British Columbia and having its registered office at Suite 1500-- 1055 West Georgia Street, Vancouver, British Columbia V6E 4N7

          ("Sea Breeze")

RECITALS:

A. The Vendors and the Company are parties to a share purchase agreement (the "Purchase Agreement") dated as of November 4, 2002, pursuant to which the Company agreed to purchase 100% of the shares of Sea Breeze from the Vendors;

B. It was agreed by the parties to the Purchase Agreement that the Vendors should receive a net profit interest from Sea Breeze and the Company (the "Royalty Payor") on the future sales of wind energy developed by Sea Breeze and on the future sale or inclusion in a joint venture of any of the Properties of Sea Breeze as defined in Schedule "B";

C. This Agreement sets out the terms and conditions regarding the calculation and payment of such a net profit interest and share of proceeds on any future sale or joint venture of any of the Properties of Sea Breeze;

NOW THEREFORE. for and in consideration of the mutual covenants and agreements contained herein and other good and valuable consideration (the receipt and sufficiency of which is acknowledged), the parties agree as follows:

                                    ARTICLE 1
                         DEFINITIONS AND INTERPRETATION

Definitions

1.1 In this Agreement, except as otherwise expressly provided or as the context otherwise requires:

     (a) "Accounting" means an accounting statement setting out in detail the method and calculations for the determination of Net Profits;

     (b) "Net Profits" means all profits generated by Sea Breeze or the Company from the sale, lease, license by or other disposition of the Properties or wind energy from the Properties during the term of this Agreement excluding sales taxes, after the deduction of any reasonable out of pocket, third party direct costs, commissions or selling expenses. Net Profits shall also include net profits or benefits received pursuant to any partnership, joint venture, strategic or other arrangement to the extent derived from the Properties.

          Net Profits shall be calculated in accordance with generally accepted accounting principles except for the add back of amortization and depreciation and the deduction of principal and interest repayments, and interest payable on long-term debt in arriving at net profits for purposes of this agreement;

     (c)  "Properties" means the Properties described in Schedule "B", and

     (d)  "this   Agreement"   means  this   agreement  as  from  time  to  time
          supplemented or amended by one or more agreements entered into pursuant to the applicable provisions of this Agreement.

Interpretation

1.2 In this Agreement, except as otherwise expressly provided or as the context otherwise requires:

     (a) a reference to a Part is to a Part of this Agreement, and the symbol ss. followed by a number or some combination of numbers and letters refers to the section, paragraph, subparagraph, clause or subclause of this Agreement so designated;.

     (b) headings are solely for convenience of reference and are not intended to be complete or accurate descriptions of content or to be guides to interpretation of this Agreement or any part of it; `

     (c) the word "including", when following a general statement or term, is not to be construed as limiting the general statement or term to any specific item or matter set forth or to similar items or matters, but rather as permitting the general statement or term to refer also to all other items or matters that could reasonably fall within its broadest possible scope;

     (d) an accounting term not otherwise defined herein has the meaning assigned to it, and every calculation to be made hereunder is to be made, in accordance with accounting principles generally accepted in Canada applied on a consistent basis;

     (e) a reference to currency means Canadian currency unless otherwise stated;

     (f) a reference to a statute includes all regulations made thereunder, all amendments to the statute or regulations in force from time to time, and every statute or regulation that supplements or supersedes such statute or regulations; and

     (g)  a reference to an entity includes a successor to that entity.

                                    ARTICLE 2
                                     ROYALTY

Royalty

2.1 The Company and Sea Breeze hereby agree, jointly and severally, to pay to the Vendors each as to the undivided interest therein as set out in Schedule "A" hereto, an amount (the "Royalty" or "Royalties") equal to 5% of the Net Profits of Sea Breeze, the Company and any assignee or successor thereof, derived from the Properties. The revenues or benefits shall be determined based on the value received, directly or indirectly if any transaction pursuant to which revenues or benefits are derived or would be derived if done on an arm's length basis, is not transacted on an arm's-length basis, the revenues or benefits derived shall be the greater of the value actually received and the value that would be derived if transacted on an arm's-length basis for fair market value. Each Vendor is entitled to its proportionate share of the Royalty.

Timing of Payment

2.2 Within 60 days following the end of each fiscal quarter of Sea Breeze, Sea Breeze will deliver to the Vendors:

     (a)  financial   statements,   prepared  according  to  generally  accepted
          accounting principles, supporting the Net Profits of Sea Breeze as calculated;

     (b) a certificate of any officer of the Company certifying the validity and accuracy of the financial statements referred to in ss.2.2(a) above; and

     (c)  the full amount of the Royalty due to the Vendors pursuant to ss.2.1.

Taxes and Other Charges

2.3 The Company will properly pay or cause to be paid when due all taxes, levies, tariffs, customs duties, brokerage fees, insurance premiums, and other costs and levies charged, assessed or levied in connection with Sea Breeze, including, without limitation, all withholding taxes, if required.

Records and Inspection

2.4 For as long as Royalties are due under this Agreement, the Company will keep or will cause to keep separate records in sufficient detail to permit the determination of Royalties paid and payable to the Vendors under this Agreement.

2.5 The Company and Sea Breeze will permit the Vendors or their authorized representative upon 48 hours notice to have access to and to examine during ordinary business hours the Company's and Sea Breeze's books and records as may be necessary to verify or determine the calculation of the Royalty and payments paid or payable under this Agreement.

Receipt of Revenues

2.6 If the Royalty Payor receives funds on account of or as the proceeds of sale of power from the Properties or the sale of any of the Properties, the Royalty Payor will receive the Vendor's share of those funds as trustee for the Vendors. The Royalty Payor shall provide the Vendors with a statement in written format showing in reasonable detail the manner in which each payment was calculated, including the unit sale price for any of the Properties or power generated from the Properties, and if requested by the Vendors, a copy of all reports the Royalty Payor is required to submit to any governmental authority in respect of such sale or the generation and sale of power.

2.7 The Royalty Payor will not discriminate against the Properties and the power producible therefrom in contrast to other properties in respect of which the Royalty does not apply. The Royalty Payor will use reasonable efforts to produce power from the Properties equitably with other neighbouring Properties insofar as the Royalty Payor or any affiliate thereof have any interests in such neighbouring properties or any interest in the power produced therefrom or revenues derived from such power generation.

2.8 In the event the Royalty Payor desires to forfeiture all or a portion of the Properties, then not later than 60 days prior to such forfeiture, the Royalty Payor shall provide notice to the Vendors of such proposed forfeiture giving full particulars of the rights and obligations associated with the Properties to be forfeited.' Not later than 30 days before the date of forfeiture or 30 days following receipt of notice, whichever is o the later, the Vendors shall each give notice stating whether or not they wish to join in the proposed forfeiture. Failure to respond to such notice shall be deemed to be an election to join in the forfeiture. In the event that any party chooses not to join in the forfeiture, such party shall be entitled to retain its proportionate interest in the Properties, the ownership interests being owned by the Vendors who choose not to participate in the forfeiture in proportion to their ownership of the Royalty. In accepting the interest, the parties retaining the interest shall be deemed to have covenanted to satisfy the obligations which prompted the forfeiture proposal if the failure to satisfy the obligation would prejudice the title of the forfeiting parties in any of the other Properties.

2.9 The Royalty Payor will supply to the Vendors notice of any potential sale of the Properties, any plans to develop the Properties and where the Royalty Payor directly or indirectly develops the Properties for the generation of electricity, monthly statements as to the status of such development until the development has been completed for the generation of electricity.

Understatement of Royalty Payment

2.10 If an examination discloses that any payment of the Royalty is less than the amount due at such time by more than 5%, the Royalty Payor will, within 30 days after notice of the deficiency is given to the Royalty Payor, pay all of the Vendors' reasonable costs and expenses connected with that examination, including, but not limited to, reasonable accountants' or auditors' fees and costs and all other costs of the collection of the unpaid Royalty, including, but not limited to, reasonable legal fees on a solicitor-client full- indemnity basis, court costs and fees.

Sale of Properties

2.11 On any sale of the Properties or an interest in the Properties, the Vendors may elect to collectively receive 5% of the net sale price or a continuing 5% Royalty on the terms set out in this Agreement, but not both.

                                    ARTICLE 3
                               PROPRIETARY RIGHTS

Ownership Rights/Trade Secrets

3.1  The Vendors acknowledge and agree that:

     (a) the Company owns all right, title and interest, including without limitation, all rights, in and to the future sales of wind energy developed by Sea Breeze; and

     (b) the Company owns all right, title and interest without limitation in the future sale or joint venture of the Properties developed by Sea Breeze.

     and that neither the Royalty nor anything in this Agreement will be deemed to grant to the Vendors any ownership or proprietary right or interest in. the future sales of wind energy or the sale or joint venture of the Properties developed by Sea Breeze.

Protection

3.2 The Vendors will not, nor permit any other person to, do anything to diminish, challenge, or impair the Company in the future sales of wind energy developed by Sea Breeze.

3.3 The Vendors will not, nor permit any other person to, alter, tamper with, revise or otherwise modify. in any manner to any extent any aspect or part of the future sales of wind energy developed by Sea Breeze or any proprietary assets for the future sales of wind energy developed by Sea Breeze, or in any manner, infringe upon the rights of the Company arising out of the future sales of wind energy developed by Sea Breeze.

3.4 Except as other provided herein, development of the assets, whether made by the Vendors or by the Company, will be the sole property of the Company.

                                    ARTICLE 4
                          GOVERNING LAW AND ARBITRATION

Governing Law

4.1 This Agreement shall be governed by and construed in accordance with the laws of the Province of British Columbia and the laws of Canada in force therein without regard to its conflict of law rules. All parties agree that by executing this Agreement they have attorned to the jurisdiction of the Supreme Court of British Columbia. Subject to Section. 4.2, the British Columbia Supreme Court shall have exclusive jurisdiction over this Agreement.

Arbitration

4.2 In the event of any dispute arising between the parties concerning this Agreement, its enforceability or the interpretation thereof, the same shall be settled by a single arbitrator appointed pursuant to the provisions of the Commercial Arbitration Act of British Columbia, or any successor legislation then in force. The place of arbitration shall be Vancouver, British Columbia. The language to be used in the arbitration proceedings shall be English. This Section will not prevent a party hereto from applying to a court of competent jurisdiction for interim protection such as, by way of example, an interim injunction.

                                    ARTICLE 5
                                     GENERAL

Assignment

5.1 Neither party may assign any of its rights under this Agreement without the written consent of the other, which consent will not be unreasonably withheld.

Communication

5.2 All notices and other communications. required or permitted by this Agreement to be made by either party to the other must be made in writing and be delivered by hand or registered mail or conveyed by telex or facsimile transmission as follows:

         (a)      if to The Vendors:

                  Anthony 0. Duggleby, as trustee for all Vendors
                  I 16 1 Ambrose Avenue
                  Prince Rupert, B.C.
                  V8J2C5

                  Facsimile: (250) 624-4857

         (b)      if to the Company:

                  International Powerhouse Energy Corp.
                  Suite 201-- 850 West Hastings Street
                  Vancouver, B.C. V6C IE1

                  Attention: Mr. William Calsbeck
                  Facsimile: (604) 689-2990

         or to such other persons, addresses, or numbers of which the parties give each other notice.

Counterparts

5.3 This Agreement may be executed in any number of counterparts with the same effect as if all parties had all signed the same document, and all counterparts will be construed together and will constitute one and the same agreement.

Facsimile

5.4 This Agreement may be executed by the parties and transmitted by facsimile transmission and if so executed and transmitted this Agreement will be for all purposes as effective as if the parties had delivered an executed original Agreement.

Enurement

5.5 This Agreement will enure to the benefit of and be binding upon the parties and their respective heirs, executors, administrators, successors and permitted assigns.

Further Assurances

5.6 The parties will do such further acts and execute and deliver to each other such further instruments as may be required to give effect to this Agreement. . .

Entire Agreement

5.7 This Agreement is the entire agreement in relation to the subject matter and supersedes all oral or written representations, warranties, agreements, dealings and undertakings.

Amendment

5.8  No  amendment,  modification,   supplement  or  other  alteration  of  this
     Agreement will be effective unless in writing, signed by both parties by their duly authorized representatives.

Severability

5.9 If any provision of this Agreement is unenforceable for any reason whatsoever, the unenforceability will not affect the enforceability of the remaining provisions of this Agreement and the unenforceable or invalid provision will be severable from the remainder of this Agreement.

Time of Essence

5.10 Time is of the essence of this Agreement and of the performance of each obligation of each party hereunder.

IN WITNESS WHEREOF this Agreement has been executed by the parties hereto as of the day and year first above written

Signed, Sealed and Delivered by ANTHONY     )
O. DUGGLEBY in the presence of:             )
         /s/ "Carl Chaplin"                 )        /s/ "Anthony O. Duggleby"
Witness (Signature)                         )        ANTHONY O. DUGGLEBY
         Carl Chaplin                       )
Name (please print)                         )
         302-1067 Granville                 )
Address                                     )
         Vancouver, B.C. V6Z 1L4            )
City, Province                              )

Signed, Sealed and Delivered by AURIANE S.  )
CHOUINARD-DUGGLEBY in the presence          )
of:                                         )        /s/ "Auriane C. Duggleby
/s/ "Bryan Green"                           )        AURIANE S.
Witness (Signature)                         )        CHOUINARD-DUGGLEBY
Bryan Green                                 )
Name (Please Print)                         )
316 Chatham                                 )
Address                                     )
Nelson, B.C.                                )
City, Province                              )

Signed, Sealed and Delivered by ELIZE N.    )
DUGGLEBY-CHOUINARD in the presence of:      )
         /s/ "Carl Chaplin"                 )        /s/ "Anthony O Duggleby"
Witness (Signature)                         )     for Elize Duggleby-Chouinard
                                            )        (minor)
                                            )        ELIZE DUGGLEBY-CHOUINARD
         Carl Chaplin                       )
Name (please print)                         )
         302-1067 Granville                 )
Address                                     )
         Vancouver, B.C. V6Z 1L4            )
City, Province                              )

Signed, Sealed and Delivered by ELISHA      )
G. MANSON in the presence                   )
of:                                         )        /s/ "Paul B. Manson" for
/s/ "Susy Webb"                             )        Elisha G. Manson
Witness (Signature)                         )        ELISHA G. MANSON
Susy Webb                                   )
Name (Please Print)                         )
#006 - 998 Thurlow                          )
Address                                     )
Vancouver, B.C.                             )
City, Province                              )

Signed, Sealed and Delivered by EZRA        )
M. MANSON in the presence                   )
of:                                         )        /s/ "Paul B. Manson"for
/s/ "Susy Webb"                             )        Ezra M. Manson (minor)
Witness (Signature)                         )        EZRA M. MANSON
Susy Webb                                   )
Name (Please Print)                         )
#006 - 998 Thurlow                          )
Address                                     )
Vancouver, B.C.                             )
City, Province                              )

Signed, Sealed and Delivered by LORRIE      )
G. THOMPSON in the presence                 )
of:                                         )        /s/ "Paul B. Manson" for
/s/ "Susy Webb"                             )        Lorrie G. Thompson by
Witness (Signature)                         )        Power of Attorney
Susy Webb                                   )        LORRIE G. THOMPSON
Name (Please Print)                         )
#006 - 998 Thurlow                          )
Address                                     )
Vancouver, B.C.                             )
City, Province                              )

The Corporate Seal of                       )
INTERNATIONAL POWERHOUSE                    )
ENERGY CORP.                                )
was affixed in the presence of:             )
                                            )
Per:     /s/ "Authorized Signatory"         )        No c/s
         Authorized Signatory               )
                                            )
Per:     /s/ "Authorized Signatory"         )
         Authorized Signatory               )
                                            )
The Corporate Seal of                       )
SEA BREEZE ENERGY INC.                      )
was affixed in the presence of:             )
                                            )
Per:     /s/ "Authorized Signatory"         )        No c/s
         Authorized Signatory               )
                                            )
Per:     /s/ "Authorized Signatory"         )
         Authorized Signatory               )
                                            )

                                  SCHEDULE "A"

                               VENDORS' INTERESTS



Anthony O. Duggleby                         1/6

Auriane S. Chouinard-Duggleby               1/6

Elize N. Duggleby-Chouinard                 1/6

Elisha G. Manson                            1/6

Ezra M. Manson                              1/6

Lorrie G. Thompaon                          1/6

TOTAL                                       100%

                                  SCHEDULE "B"

                              PROPERTY DESCRIPTION

                           MASTER SERVICES AGREEMENT

THIS AGREEMENT made as of the 20th day of October, 2003

BETWEEN:

               SEA BREEZE POWER CORP., 1400 - 601 West Hastings Street, Vancouver, BC V6B 5A6

               ("Seabreeze")

AND:

               VRB POWER SYSTEMS INC., Suite 1645, 701 West Georgia Street, Vancouver, BC V7Y 1C6

               ("VRB Power")


WHEREAS:

A.   VRB Power is involved in the  production and sale of Vanadium Redox Battery
     (VRB)  energy   storage   systems   ("VRB/ESS"),   including   the  design,
     engineering, fabrication and installation of VRB/ESS at buyer's sites;

B. Seabreeze wishes to market and sell VRB/ESS in Canada and Alaska and become involved in the design, engineering, project management, fabrication, installation and commissioning of VRB/ESS at sites in those areas and the operation and maintenance of VRB/ESS at those sites following installation and commissioning of VRB/ESS; and

C. Seabreeze and VRB Power are entering into this Agreement to set out the basis on which Seabreeze will provide services and equipment in connection with the production and sales of VRB/ESS in Canada and Alaska;

NOW THEREFORE THIS AGREEMENT WITNESSES that in consideration of the mutual covenants set out in this Agreement, the parties agree as follows:

1.   INTERPRETATION

1.1. Definitions. In this Agreement:

     (a) "Project" means a project initiated by Seabreeze with respect to the establishment of a VRB/ESS at a site in the Territory;

     (b)  "Site Specific Agreements" means:

          (i) the project management agreements and operating and maintenance agreements referenced in Section 4.1; and

          (ii) turnkey construction contracts or other supply contracts with respect to a Project;

     (c)  "Territory" means Canada and Alaska;

     (d) "VRB/ESS" means all systems relating to the operation of the VRB Energy Storage System, including without limitation:

          (i) all facilities from the point of interconnection with the utility to each VRB Energy Storage System, including medium and low voltage switch gear, transformers, lightning protection, static transfer switches, UPS and batteries, all piping, pumps, heat exchangers, cell stacks, power storage vessels, electrolyte monitoring equipment, nitrogen control and related systems, PLC, DC cabling and venting systems, back-up generators (including prime mover and fuel systems, protection and controls and cable, busses, ducts, conduit and cabinets);

          (ii) mechanical systems and all equipment used to maintain ambient conditions within the critical technical space in the VRB Energy Storage System, including chillers, heating equipment, piping and pumps, and ducts;

          (iii)fires systems, including all equipment throughout the VRB Energy Storage system used for the detection and suppression of fires, including alarms;

          (iv) control and command (C&C) systems, including all equipment throughout the VRB energy storage system used to monitor and control access to each VRB energy storage system, including alarms and CCTV; and

     (e) "VRB Technology" means the invention entitled "The Vanadium Redox Battery", all data, documents, methods, processes, drawings, records, notes, concepts and ideas relating to the invention and all patents and applications for patents which are held by VRB Power or its affiliates, the right to apply for or obtain corresponding patents in any country of the world and any further developments of that invention, including all results in whatever form made or developed thereunder and any drawings, materials, prototypes, reports, technical improvements and developments.

1.2. Governing Law. This Agreement shall be governed by and construed in accordance with the laws of British Columbia and the Federal laws of Canada applicable therein. Site Specific Agreements will be governed by the laws of the jurisdiction in which the Project is to be located. The parties agree to the non-exclusive jurisdiction of the courts of British Columbia.

1.3. Headings. The inclusion of headings is for convenience only and shall not affect the construction or interpretation of this Agreement.

2.   SERVICES

2.1. Nature of Services. Subject to the terms and conditions of this Agreement, Seabreeze hereby agrees to provide the following services in respect of Projects in the Territory:

     (a)  the sale and promotion of VRB/ESS in accordance with Section 3.1;

     (b)  project management  services with respect to the design,  engineering,
          fabrication,   installation  and   commissioning  of  the  VRB/ESS  in
          accordance with Section 4.2;

     (c) operation and maintenance of the VRB/ESS, including the electrical, mechanical, fire and security systems included in the VRB/ESS, in accordance with Section 4.3; and

     (d) jointly exploring contract financing opportunities with VRB Power in connection with potential Projects involving First Nations and/or other indigenous peoples or other potential projects where VRB Power has expressed an interest in providing or arranging financing for the particular Project.

2.2. Performance of Services. In providing any services contemplated by this Agreement, Seabreeze will do so in accordance with applicable law, regulations, rules and government requirements.

2.3. Non-Exclusive. It is understood that the VRB Power has entered into this Agreement with Seabreeze on a non-exclusive basis and VRB Power may retain third parties to provide the same or similar services, or parts thereof, with respect to the Territory or otherwise as VRB Power may determine in its sole discretion. If however Seabreeze wishes to make a proposal to an identified customer pursuant to an RFP request, VRB Power will agree to provide its VRB/ESS only through Seabreeze for the purposes of that proposal as long as the customer and the terms and conditions of the proposal are acceptable to VRB Power.

2.4. Nature of Relationship. Seabreeze shall in all respects be an independent contractor and nothing in this Agreement shall be construed to:

     (a) create or constitute a partnership between the parties or impose upon either party any partnership duty, obligation or liability to the other party or authorize one party to act as an agent for the other or create any fiduciary relationship between them; or

     (b) prevent or restrict either party from directly or indirectly engaging in any other business activity of any kind for its exclusive benefit or for the benefit of other or itself and others and whether or not in competition with the business and affairs of the other party.

2.5. Term. This Agreement shall be in effect for a period commencing on the date hereof and ending on December 31, 2004 if no Site Specific Agreements have been entered into by that time. If any Site Specific Agreements have been entered into prior to December 31, 2004, this Agreement will be in effect for a further period of two years ending on December 31, 2006.

3.   PROJECT MARKETING AND IDENTIFICATION

3.1. Marketing by Seabreeze. Seabreeze agrees to promote and sell VRB/ESS for use at sites in the Territory which generate electricity through the use of diesel generators as off grid power sources (RAPS), wind turbine integrated systems, solar energy integrated systems, biomass based fuel systems and combination hydro-electric (run of river) systems or any combination or combinations thereof and in particular will:

     (a)  identify potential Projects in the Territory;

     (b) provide to VRB Power upon request full particulars of each potential Project; and

     (c) conduct all discussions and negotiations with potential buyers and utility customers with respect to a proposed Project.

     All terms and conditions, including pricing, will be established by VRB Power from time to time in consultation with Seabreeze and shall be subject to the prior written approval of VRB Power. Seabreeze shall not incur any liability on behalf of VRB Power or in any way pledge or purport to pledge the credit of VRB Power except as expressly agreed in writing by VRB Power.

3.2. VRB Power Marketing Assistance. VRB Power will appoint a designated client representative at VRB Power who will be responsible for providing the necessary documentation, pricing structures, sales terms and conditions and other support to Seabreeze as may reasonably be necessary to facilitate the sale, design, quoting and general promotion of VRB/ESS for the applications identified in Section 3.1.

3.3. Project Assessment. Once Seabreeze has identified a potential Project and provided the particulars of the proposed Project under Section 3.1, Seabreeze and VRB Power will:

     (a) evaluate the proposed site and, if they mutually agree that the Project is feasible, will conduct preliminary engineering and design with respect to the VRB/ESS at the site of the proposed project;

     (b) determine the ownership structure, financial model and financing requirements for the proposed Project, which may include ownership by a customer, ownership by Seabreeze or an operating company established by Seabreeze, ownership by VRB Power or an operating company established by VRB Power or such other structure as Seabreeze and VRB Power may mutually agree;

     (c) cooperate in developing commercial terms and conditions for each Project, which may include:

          (i) if the Project is to be owned by a third party customer, a turnkey contract or fixed price contract for the supply of VRB/ESS satisfactory to VRB Power and the customer, a project management contract between VRB Power and Seabreeze with respect to the management of the installation and commissioning of the VRB/ESS at the site of the proposed Project and an operating and maintenance agreement satisfactory to Seabreeze and the customer with respect to the operation of the VRB/ESS following completion of the proposed Project;

          (ii) if the Project is to be owned by Seabreeze or if the Project is to be owned by a third party customer but Seabreeze will supply the VRB/ESS pursuant to a contract with that third party customer, a fixed price contract for the supply of the VRB/ESS by VRB Power satisfactory to VRB Power and Seabreeze;

          (iii)if the Project is to be owned by VRB Power, a project management contract between VRB Power and Seabreeze with respect to the management of the installation and commissioning of the VRB/ESS at the site of the proposed Project satisfactory to VRB Power and Seabreeze based on the terms described in Section 4.2 and an operating and maintenance agreement with respect to the operation and maintenance of the VRB/ESS at the site satisfactory to VRB Power and Seabreeze based on the terms and conditions described in Section 4.3.

3.4. Financing by VRB Power. It is understood that VRB Power has established a preferential relationship with lenders and equity participants for project funding involving indigenous peoples. Financing for these Projects must first be offered to VRB Power.

3.5. Election to Proceed. Nothing in this Agreement shall obligate VRB Power to participate in any Project it being understood and agreed that participating in any Project shall be determined by VRB Power in its sole discretion and shall be specifically subject to execution and delivery of any agreements deemed necessary by VRB Power in connection with the Project (including Site Specific Agreements) and in all cases in form and content satisfactory to VRB Power.

4.   SITE SPECIFIC AGREEMENTS

4.1. Site Specific Agreements. Where VRB Power elects to proceed with a Project, VRB Power and Seabreeze will enter into site specific agreements as follows:

     (a) a project management agreement in accordance with Section 4.2 in the following circumstances:

          (i)  where the VRB/ESS is to be owned by VRB Power; or

          (ii) where the VRB/ESS is to be owned by a third party and VRB Power enters into a turnkey construction contract with that third party in respect of that VRB/ESS;

     (b) an operating and maintenance agreement in accordance with Section 4.3 in the following circumstances:

          (i)  where the VRB/ESS is to be owned by VRB Power; or

          (ii) where the VRB/ESS is owned by a third party and VRB Power has agreed to operate and maintain the VRB/ESS for some period as part of its arrangements with the third party.

4.2. Project Management Agreements. A project management agreement to be entered into by VRB Power and Seabreeze pursuant to Section 4.1 will include the following terms and conditions:

     (a) the provision of project management services by Seabreeze or a Seabreeze operating company generally consisting of:

          (i) monitoring work on the VRB/ESS systems through the phases of permitting, design, engineering, procurement, construction and personnel training up to the date that the VRB/ESS is ready for commercial operation;

          (ii) administrative   and  consulting   services   necessary  for  the
               completion of the Project;

     (b) the provision by Seabreeze of a project team for each Project (who may also be members of a project team for another Project );

     (c) the term of the agreement will commence on the date that VRB Power elects to proceed with the Project and continue until the date that the VRB/ESS is ready for commercial operation;

     (d) payment of a monthly project management fee to Seabreeze or the Seabreeze operating company in an amount to be agreed;

     (e)  a provision which excuses delays caused by unavoidable delays;

     (f)  insurance  and  other  customary   provisions  in  project  management
          agreements in the construction industry;

     (g) a provision limiting the liability of Seabreeze or the Seabreeze operating company for damages for breach or non-performance of its obligations under the project management agreement equal to the lesser of the monthly project management fee for the month in which the breach or non-performance occurred or VRB Power's actual damages directly suffered as a result of the breach or non-performance;

     (h)  such other terms and conditions as the parties may mutually agree.

4.3. Operating and Maintenance Agreements. An operating and maintenance agreement to be entered into between VRB Power and Seabreeze or a Seabreeze operating company with respect to the operation and maintenance of a Project pursuant to Section 4.1 will include the following terms and conditions:

     (a) operation and maintenance of the VRB/ESS systems, including inspections, maintenance of equipment records, cleaning, surface protection, testing, monitoring (24 hour remote), emergency response, operation, control and switching of system equipment, replacement of consumable materials and supplies, replacement of parts due to normal wear and tear and repairs due to normal wear and tear but shall exclude:

          (i)  capital repairs or replacements;

          (ii) repairs or replacements due to casualty losses (including but not limited to losses caused by fire, adverse weather conditions, flood, natural disaster, was, civil unrest and other similar causes); and

          (iii)any work on equipment or facilities not forming part of the VRB/ESS systems, including but not limited to building structures and elements, plumbing systems, lighting (including emergency lighting), external signage, external grounds, security personnel, lifts, hoists, elevators and escalators, fire extinguisher maintenance and air and water sampling;

     (b) except as otherwise agreed by VRB Power and a third party owner of the VRB/ESS as contemplated by paragraph 4.1(b) (ii), a term of 5 years commencing on the date that the VRB/ESS is ready for commercial operation plus an option in favour of the owner of the VRB/ESS to renew the agreement for a further five years;

     (c) payment of a monthly service fee to Seabreeze or the Seabreeze operating company in an amount to be agreed;

     (d) a provision clause excusing the inability of a party to perform its obligations under the agreement due to acts of God, and other unforeseeable delays out of the control of the party;

     (e) insurance and other customer provisions in operating and maintenance contracts in the operating and maintenance agreement in the energy industry;

     (f) a provision limiting the liability of Seabreeze or the Seabreeze operating company for damages for breach or non-performance of its obligations under the operating and maintenance agreement equal to the lesser of the monthly project management fee for the month in which the breach or non-performance occurred or VRB Power's actual damages directly suffered as a result of the breach or non-performance;

     (g) the ability of Seabreeze or the Seabreeze operating company to assign the operating and maintenance agreement to a joint venture vehicle as long as Seabreeze or the Seabreeze operating company remain liable for their obligations under the agreement;

     (h)  such other terms and conditions as the parties may mutually agree.

4.4. Subcontracting Right. Seabreeze may subcontract any of the services to be provided under a project management agreement under Section 4.2 or an operating and maintenance agreement under Section 4.3 as long as any such subcontracts require the subcontractor to perform their services consistent with the requirements of the applicable agreement, Seabreeze supervises and manages the activities of any such subcontractors and is fully responsible to VRB Power for the acts and omissions of such subcontractors and their employees.

4.5. Conditions Precedent. Execution and delivery of Site Specific Agreements for any Project shall be subject to:

     (a) all required consents, permits and approvals being obtained for the Project;

     (b) agreement between the parties thereto as to the form and content, including financial terms, of such Site Specific Agreements;

     (c) there being no default under this Agreement or any other Site Specific Agreements; and

     (d) the party referred to in Section 4.5 not electing to exercise its preferential rights referred to in that Section.

4.6. Preferential Right. Seabreeze acknowledges that a third party with particular expertise in the use of the VRB technology has an existing preferential right to participate in engineering, procurement and construction projects involving the VRB technology.

5.   REPRESENTATIONS AND WARRANTIES

5.1. Seabreeze. Seabreeze hereby represents and warrants to VRB Power as follows:

     (a) Seabreeze is duly incorporated and validly exists under the laws of British Columbia;

     (b) the execution, delivery and performance of this Agreement by Seabreeze has been duly authorized by all necessary corporate action on the part of Seabreeze;

     (c) neither the entering into of this Agreement, nor the completion of the transactions contemplated hereby will result in the violation of applicable law or any of terms or provisions of its constating documents or result in the violation of any of the terms or provisions of any agreement or other instrument to which it is a party or by which it or any of its assets are bound or affected;

     (d) there is no action, suit, petition, prosecution or similar proceeding pending, or to the best of its knowledge, threatened against Seabreeze before any court or regulatory authority, domestic or foreign, which would have a material effect on the transactions contemplated by this Agreement.

5.2. VRB Power. VRB Power hereby represents and warrants to Seabreeze as follows:

     (a) VRB Power is duly incorporated and validly exists under the Canada Business Corporations Act;

     (b) the execution, delivery and performance of this Agreement by VRB Power has been duly authorized by all necessary corporate action on the part of VRB power;

     (c) neither the entering into of this Agreement, nor the completion of the transactions contemplated hereby will result in the violation of applicable law or any of terms or provisions of its constating documents or result in the violation of any of the terms or provisions of any agreement or other instrument to which it is a party or by which it or any of its assets are bound or affected;

     (d) there is no action, suit, petition, prosecution or similar proceeding pending, or to the best of its knowledge, threatened against VRB Power before any court or regulatory authority, domestic or foreign, which would have a material effect on the transactions contemplated by this Agreement.

6.   INDEMNITIES

6.1. Indemnity. Each of Seabreeze and VRB Power will indemnify and save the other harmless from and against all claims, damages, costs, expenses, actions and suits whatsoever caused by or arising out of any breach or failure by it to comply with its obligations under this Agreement or a Site Specific Agreement.

6.2. Consequential Damages. Any liability of a party to the other party for breach of the terms and conditions of this Agreement or any Site Specific Agreement will not extend to or include liability for loss of profits, loss of use of property or any other indirect or consequential damages.

7.   TERMINATION AND DEFAULT

7.1. Termination for Convenience. Either party may terminate this Agreement without cause by giving not less than 3 months' prior written notice to that effect to the other party. Termination of this Agreement under this Section will not affect any Site Specific Agreements in effect prior to the effective date of termination.

7.2. Termination by VRB Power on Default etc. VRB Power may terminate this Agreement and any Site Specific Agreement by written notice to Seabreeze to that effect upon the occurrence of any of the following events:

     (a) failure by Seabreeze or any Seabreeze operating company to observe and comply with any term of this Agreement or a Site Specific Agreement and such failure is not remedied within 30 days after notice to Seabreeze by VRB Power and such event occurs on three separate occasions in a calendar year;

     (b) should there be any material failure of power, mechanical, fire or security services at any VRB/ESS on two or more occasions in any calendar year;

     (c) the dissolution, winding-up or bankruptcy of Seabreeze or a Seabreeze operating company, or Seabreeze or a Seabreeze operating company making an assignment for the benefit of creditors or making an assignment or having a receiving order made against it under the Bankruptcy and Insolvency Act (Canada) or other statute now or hereafter in force concerning bankrupt or insolvent debtors or a receiver or receiver-manager is appointed in respect of the whole or any part of the assets or undertaking of Seabreeze or a Seabreeze operating company.

7.3. Termination by Seabreeze on Default etc. Seabreeze may terminate this Agreement and any Site Specific Agreements and any Site Specific Agreement by written notice to VRB Power to that effect upon the occurrence of any of the following events:

     (a) failure by VRB Power or a VRB Power operating company to make any payment as and when required under a Site Specific Agreement and such failure is not remedied within 30 days after notice to VRB Power by Seabreeze to that effect;

     (b) failure by VRB Power or any VRB Power operating company to observe and comply with any term of this Agreement or a Site Specific Agreement and such failure is not remedied within 30 days after notice to VRB Power by Seabreeze and such event occurs on three separate occasions in a calendar year;

     (c) the dissolution, winding-up or bankruptcy of VRB Power or a VRB Power operating company, or VRB Power or a VRB Power operating company making an assignment for the benefit of creditors or making an assignment or having a receiving order made against it under the Bankruptcy and Insolvency Act (Canada) or other statute now or hereafter in force concerning bankrupt or insolvent debtors or a receiver or receiver-manager is appointed in respect of the whole or any part of the assets or undertaking of VRB Power or a VRB Power operating company.

7.4. Effect of Termination. Termination of this Agreement or any Site Specific Agreement under pursuant to Section 7.2 or 7.3 shall not prejudice any other right or remedy of any party to this Agreement or a Site Specific Agreement with respect to any period prior to the effective date of termination.

8.   CONFIDENTIALITY

8.1. Confidentiality. Each party agrees with the other that it shall keep any information provided to it by the other party before or after the execution and delivery of this Agreement, including without limitation, all information regarding the VRB Technology including technical, engineering, scientific, commercial information, designs, invention, know-how, studies, data, samples, drawings, plans, charts, photographs, reports, specifications, manuals, processes, operating and testing procedures, customers lists, pricing information, business plans, projections and financial information ("Confidential Information") confidential and secret except to the extent that such Confidential Information is required to be disclosed by law or court order. "Confidential Information" shall not include information that (a) at the time of delivery has been or subsequently becomes generally available to the public other than as a result of disclosure by the recipient, or (b) was available to the recipient on a non-confidential basis from a source other than the disclosing party who is not known by the recipient to be bound by a confidentiality agreement with respect to such Confidential Information, or
     (c) is currently known to the recipient and can be reasonably demonstrated as being in its possession other than pursuant to this Agreement or other agreement between the parties.

8.2. Exclusions. The restrictions in Section 8.1 shall not apply to information required by:

     (a) auditors, lawyers or other professional advisers retained by or on behalf of a party; or

     (b)  any present or proposed lender to a party; or

     (c)  consultants, contractors or employees of a party; or

     (d)  any  third  party  to  which  a  party   contemplates   the  transfer,
          assignment, sale, encumbrance or other disposition of all or part of its interest in a Project;

     provided that in any such case only such confidential information as such person shall have a legitimate business need to know shall be disclosed and the person or company to whom disclosure is made shall be made aware of the confidential nature of the information and instructed to maintain such confidentiality and, in the case of subsection (d), shall be required to execute and deliver a confidentiality agreement which requires maintenance of the confidentiality thereof.

8.3. Non-Competition.

     (a) Seabreeze will not use any of the Confidential Information to develop any works which are derived or adapted from, or based on, the VRB Technology that would compete with a Vanadium based flow battery.

     (b) Except as contemplated by this Agreement, Seabreeze will not, while this Agreement is in effect and for a period of 3 years after this Agreement ceases to be in effect, engage directly or indirectly, in any manner whatsoever, individually, in partnership, jointly or in conjunction with any individual, partnership, firm corporation, joint venture or other entity, in any business or transaction which supplies VRB Technology, or a flow battery based on, or derived or adapted from, VRB Technology.

8.4. Continuing Obligations. The restrictions in Section 8.1 and 8.3(a) shall apply throughout the term of this Agreement and any Site Specific Agreement and shall continue to apply to and bind any party following the expiration or earlier termination of this Agreement or any Site Specific Agreement.

9.   GENERAL

9.1. Modifications. This Agreement may not be amended, modified or supplemented except by written agreement between the parties. Except for the current confidentiality agreement between the parties and as specifically set out in this Agreement, there are no warranties, representations or other agreements between the parties with respect to the transactions contemplated by this Agreement.

9.2. Expenses. Each of Seabreeze and VRB Power will be responsible for paying their own expenses, including legal fees and disbursements in connection with the negotiation, settlement and execution and delivery of this Agreement and any Site Specific Agreement.

9.3. Waivers. No waiver of any right under this Agreement is effective unless it is provided in writing. Any such waiver shall apply only to the event specified in such waiver and shall not be considered a waiver of any subsequent right.

9.4. Notices. Any notice or other communication required or permitted to be given under this Agreement shall be in writing and delivered by hand or facsimile transmission to the party to which it is to be given as follows:

         To Seabreeze:

         Sea Breeze Power Corp.
         1400 - 601 West Hastings Street
         Vancouver, British Columbia
         Canada V6B 5A6

         Attention:  The President
         Facsimile No: 604-689-2990

         To VRB Power:

         VRB Power Systems Incorporated
         Suite 1645, 701 West Georgia Street
         Vancouver, British Columbia
         Canada V7Y 1C6

         Attention:  The President
         Facsimile No:  (604) 681-4923

     or to such other address may specify by notice given in accordance with this Section. Any such notice or communication will be deemed to have been received when delivered.

9.5. Time. Time shall be of the essence of this Agreement.

9.6. Further Assurances. Each party will execute and deliver all such further documents and do such further acts and things as may be reasonably required from time to time to give effect to this Agreement.

9.7. Binding Effect. This Agreement will enure to the benefit of and be binding upon the parties hereto and their respective successors and permitted assigns.

Executed on the date set out on the first page.



SEA BREEZE POWER CORP.



By: __/s/_Paul B. Manson, President___________________





VRB POWER SYSTEMS INCORPORATED




By: ___/s/ Vince Sorace, President____________________

                          JOINT DEVELOPMENT AGREEMENT

         This AGREEMENT, dated as of September 12, 2003 is between Boundless Energy, LLC ("Boundless"), a Maine limited liability corporation wholly owned by the principals of Tompkin Research and Management Consulting, a Conneticuit sole proprietorship, and the Sea Breeze Power Corp ("SeaBreeze") a British Columbia corporation, individually referred to herein as a Party, and collectively referred to herein as Parties, is entered into for the purpose of jointly developing a merchant transmission opportunity (the "PROJECT") utilizing some currently regulated assets of BC Hydro Corporation. It is the mutual intent of the Parties to establish a Limited Liability Corporation to formalize their relationship upon determination of initial project feasibility.

WHEREAS, SeaBreeze has special knowledge f the physical, operating and economic characteristics of British Columbia transmission grid; and

WHEREAS, SeaBreeze, has an interest in expanding the transmission capacity of the BC Hydro grid to enable the development of the future renewable energy projects by affiliates; and

WHEREAS, SeaBreeze has access to and the support of key participants in the development and implementation of British Columbia's energy policy; and

WHEREAS, Boundless has experience in the design, development and financing of High voltage Direct Current electric transmission projects; and

WHEREAS, Boundless has developed a concept that could significantly increase the transfer capacity of the BC Hydro DC transmission line to Vancouver Ialand from BC to the US; and

WHEREAS, Boundless's concept is not in conflict with the development of renewable energy projects promulgated by SeaBreeze and/or its affiliates;

NOW THEREFORE, SeaBreeze and Boundless do mutually agree to cooperate in the development of an electric transmission project incorporating, but not limited to the following elements:

         Phase 1 - Acquisition and/or Rehabilitation/Replacement and Expansion of the existing BC to Vancouver Island DC transmission link:

         Phase 2 - Construction of a new DC transmission link between Vancouver Island and the US mainland;

         Phase 3 - Construction of a new DC transmission link between Vancouver Island and the northwest coast of BC;

         And do further agree on the following terms and conditions as an initial guideline for such development:

1. Ownership (subject to dilution on equal terms)
                  SeaBreeze shall have a 50 percent ownership option in any project, company or assets resulting from the joint development effort. Any disputes under this clause or Clause 2 shall be submitted to mutually acceptable independent binding arbitration.
                  Boundless and its affiliates (names) shall have a 50 percent ownership in any project, company or assets resulting from the joint development effort. Any disputes under this clause of Clause 2 shall be submitted to mutually acceptable independent binding arbitration.

2.       Development Financing
                  SeaBreeze and Boundless shall contribute initial development capital in the form of Sweat Equity, which shall be accurately accounted for on a mutually agreed rate schedule, such Sweat Equity to be recovered in the form of funding contributed, recorded in accrued accounts, and shall be paid as a premium cost recovery before a development fee, or any combination of development finding as may be determined at a later date. SeaBreeze and Boundless shall further use best efforts to obtain development and or venture capital at the earliest practical date to support development and participant activities on an ongoing basis. Any Capital contributions by any partner (i.e. SeaBreeze, its affiliated or Boundless) shall be included in the Accrued accounts as a multiplier of 3. SeaBreeze and Boundless will use best efforts to maintain a proportional balance of sweat equity contributions to avoid imbalances in accrued accounts. SeaBreeze and Boundless will also try to secure any outside development funding on a loan with multipliers basis without diluting equity shared.

3.       Initial Scope of Development Work
                  SeaBreeze and Boudless will cooperate in the preparation of an initial scope of work, assignment of responsibilities and schedule to optimize the opportunity to attract third party development support (or asset sale?) at the earliest possible date.

                  Such work shall include, but not be limited to the following:

                  A) Scoping meeting

                  B) Preliminary work schedule and off ramps

                  C) Meeting/discussions with technology suppliers

                  D) Meetings/discussions with BC political bodies

                  E) Meetings and discussions with regulators

                  F) Meetings and discussions with potential co-developers and investors/buyers.

                  G) Off ramp/progress review.

4.       Limits of Liability/Hold Harmless
                  The work of the Parties in carrying out the terms of this Agreement is voluntary and at risk. The doingof any act or the failure to do an act by either Party, the effect of which may cause or result in loss or damage to the PROJECR, shall not subject that Party to any liability hereunder.

5.       Term
                  Subject to the terms of Section 4, above, this Agreement shall lapse on December 31, 2005 unless superseded by the establishment of a Limited Liability Corporation, or other project implementation entity.

6.       Dissolution/Disposition of Assets
                  While it is not contemplated by the Parties that the work undertaken pursuant to Section 3, above, will result in the creation of tangible assets, nothing herein shall prevent either Party from selling, transferring or otherwise conveying all or a portion of its interest in the project to a third party subject to the approval of the other Party, such approval not to be unreasonably withheld.

7.       Governing Law
                  This Agreement shall be governed and construed in accordance with the laws of the British Columbia.

8.       Conflicts of Interest
                  To the extent any party to this agreement encounters a conflict of interest during the term of this Agreement with interferes, restricts, prohibits or otherwise prevents them from continuing their contribution to the tasks, activities and functions envisioned to be conducted by the Parties pursuant to this Agreement, or in any way jeopardizes the ability for the other Parties to accomplish the objectives of this Agreement in a manner that has the potential to impact the economic value to the other Parties, such conflicted Party shall immediately upon recognition of such conflict of interest notify the other Parties. Such notice shall be in writing and shall describe in detail the facts associated with such conflict of interest. The Parties may mutually agree to negotiate or arrange whatever is required to remedy such conflict of interest. The extent the Parties are unable to remedy such conflict of interest said Party shall not have any continuing liabilities or obligations to the other Party(ies) previously undertaken by this Agreement. To the extent such conflict of interest has the potential to impact the economic value to the other Parties of the project contemplated by this Agreement; said affected Parties may require that such conflicting Party be expelled from this Agreement.

9.       Record Keeping
                  For the purpose of capitalization and future recovery of contributed equity and expenses, the Parties shall employ a standardized accounting format and mutually agreeable rate schedule to record such time and expense.

10.      Termination/Withdrawal
                  Either Party may withdraw from this Agreement by written notification to the other Party. Provided the PROJECT subsequently is financed, the withdrawing Party shall be entitled to receive compensation for sweat equity and out of pocket expenses incurred up to the date of the withdrawal notice, such compensation to be derived from proceeds of the closing or later cash flow. The withdrawing Party shall forfeit all other interest in the Project.

         IN WITNESS WHEREOF the parties hereto have caused their representatives to execute and deliver this Agreement as of the date first set forth above.

                                            SeaBreeze Power Corp.




                                            "Paul Manson"
                                            ------------------------
                                            Paul Manson
                                            President

                                            Boundless Energy, LLC



                                            "Brian N. Chernack"
                                            ------------------------
                                            Brian N. Chernack
                                            President

SUBLEASE made as of the 27th day March, 2003.

BETWEEN:

              248078 BRITISH COLUMBIA LIMITED

              (Hereinafter called the "Sublandlord")

                                                               OF THE FIRST PART

              -And-

              INTERNATIONAL POWERHOUSE ENERGY CORP.

              (Hereinafter called the "Subtenant")

                                                              OF THE SECOND PART

WHEREAS:

A. By a lease (the "Original Lease") made August ~ 1994 among Hastings & Seymour Development Company Ltd. (the "Read Landlord"), the Sublandlord and Hastings & Seymour Development Limited Partnership (the "Partnership"), the Head Landlord, on behalf of the Partnership, leased to the Sublandlord certain premises consisting of approximately 66,646.28 square feet of Rental Area (as defined in the Original Lease) in the building municipally known as 601 West Hastings Street, Vancouver, British Columbia (the "Building") for a term of ten (10) years commencing on October 1, 1995 and ending on September 30. 2005;

B. By a lease amending agreement (the "Lease Amending Agreement") made as of August 1, 2000 among the Head Landlord, the Sublandlord and the Partnership, the Head Landlord leased certain additional premises (the "Additional Premises") located on the 5(h floor of the Building containing approximately 3,419 square feet of Rental Area for the period commencing on August 1, 2000 and ending on September 30, 2005;

C. The Original Lease and the Lease Amending Agreement are hereinafter referred to collectively as the "Lease" and the Original Premises and the Additional Premises are hereinafter collectively referred toss the "Premises";

D. The Subtenant has agreed. to sublet from the Sublandlord the premises consisting of approximately six thousand six hundred and ninety-two (6,692) square feet of rentable area shown outlined in heavy black line .on the floor plan attached hereto as Schedule "A" located on the fourteenth (l4th) floor of the Building (the "Subleased Premises");

E.   The Head Landlord and the Partnership have consented to this Sublease; and

F. Any capitalized terms used herein, and not defined herein, shall have the same meaning as attributed thereto in the Head Lease.

NOW THEREFORE THIS AGREEMENT WITNESSES that in consideration of the mutual covenants herein contained and the sum of Ten Dollars ($10.00) of lawful money of Canada now paid by each of the parties hereto to the other (receipt and sufficiency of which is hereby acknowledged), the parties hereto agree as follows:

1.   GRANT

     (a) The Sublandlord hereby subleases to the Subtenant the Subleased Premises for and during a term of two (2) years and six (6) months less one (I) day (the "Term") commencing on the lst day of April, 2003 (the "Commencement Date"), and expiring on the 29th day of September. 2005, in accordance with and subject to the terms, covenants and conditions contained in this Sublease and to the observance and performance by the Subtenant of all of the terms, covenants and conditions contained in the Head Lease to be observed and performed by the

          Sublandlord with respect to the Subleased Premises except as otherwise herein expressly provided.

     (b) Provided that the Subtenant has executed this Sublease, provided evidence of satisfactory insurance, provided the deposit set out under section 2, and is not in default under the Sublease, the Sublandlord shall permit the Subtenant to occupy the Subleased Premises from March 20, 2003. As of, from and including the date on which the Subtenant is granted such occupancy, all of the terms and conditions of this Sublease shall apply to and bind the Subtenant, but Gross Rent shall not be payable by the Subtenant for and during such period prior to Apr11 15, 2003.

2.   GROSS RENT

     (a) Subject to Sections 1(b) and 2(b) hereof, the Subtenant covenants to pay yearly and in every year of the Term to the Sublandlord, its successors and assigns, at the office of the Sublandlord in the City of Toronto set out in Section 12 or at such other place or places in Canada as the Sublandlord may designate from time to time in writing, in lawful money of Canada and without any deduction, set-off or abatement, a fixed annual gross rent (the "Gross Rent") of One Hundred and Thirteen Thousand, Seven Hundred and Sixty-Four Dollars ($113,764.00) per annum payable n advance in equal monthly instalments of Nine Thousand Four Hundred- and Eighty Dollars and Thirty-Three Cents ($9,480.33) each on the first day of each and every month during the Term, based upon a rate of Seventeen Dollars ($17.00) per annum per square foot of rentable area of the Subleased Premises. For the purposes of this SubLease, the term "Gross Rent" will include, without limitation, the' Tenant's Particular Proportionate Share (as such share is determined in accordance with the terms of the Head Lease) of property taxes, corporation capital taxes, business taxes, water/sewer rates, the cost of utilities (electrical, water and gas), building insurance, maintenance and management fees, plus GST applicable to the foregoing, but does not include Additional Services, if any, provided by the Head Landlord to the Subtenant.

     (b) The Sublandlord acknowledges that the Subtenant has paid a deposit of Twenty- Thousand Three Hundred Twelve Dollars and Sixteen Cents
          ($20,312.16), inclusive of GST~ (the "Deposit"), to Royal LePage Commercial Inc. (the "Agent"), which is to be applied, firstly, towards first month's Gross Rent due and, secondly, to be applied towards last month's Gross Rent due. Each of the parties hereto hereby irrevocably authorizes and directs the Agent to forthwith pay the Deposit to the Sublandlord provided that any commission owed to the Agent by the Sublandlord or the Subtenant may be deducted by the Agent from the Deposit when released so long as an existing commission agreement with the Agent contemplates payment, in whole or in part, from the Deposit.

     (c) All sums of money or charges required to be paid by the Subtenant under this Sublease, whether payable to the Sublandlord or to the third parties, (except Gross Rent) are designated as "Additional Rent" and are payable forthwith after demand to the Sublandlord or as it directs.

3.   DELiVERY OF SUBLEASED PREMISES AND TENANT'S WORK

     (a)  Any  installations,   removals,  alterations,  additions,  partitions,
          repairs or Leasehold Improvements which are necessary to enable the Subtenant to carry on its business at the Subleased Premises (the "Subtenant's Work") shall be made, erected or installed at the sole Cost of the Subtenant, subject as provided in subparagraph (b) hereof, and subject to and in accordance with the provisions of the Head Lease.

     (b) In addition to the requirements of the Head Lease, prior to the commencement of the Subtenant's Work, the Subtenant shall submit plans and specifications for the Subtenant's Work, prepared by consultants and engineers previously approved in writing by the Sublandlord, for approval by the Sublandlord. The Subtenant's Work shall not be commenced until the Sublandlord has approved the plans and specifications in writing, and until the Head Landlord has given all approvals required by the Head Lease. Without limiting the requirements of the Head Lease, the Subtenant's Work shall be:

          (i) Carried out with due diligence in a good and workmanlike manner with first-class new materials;

          (ii) Done by workmen and contractors approved by the Head Landlord and the Sublandlord and whose labour affiliations do not conflict with those of the Head Landlord's and Sublandlord's workmen, suppliers or contractors;

          (iii)Conducted under the reasonable supervision of the Sublandlord in compliance with such reasonable rules and regulations as the Sublandlord may make;

          (iv) Done at the risk of the Subtenant, who shall take out or cause to be taken out such insurance as the Sublandlord shall reasonably require with respect to such work, including "all risks" general liability insurance, with the Sublandlord and the Head Landlord specified as named insureds therein; and

          (v)  Done  in  accordance   with   applicable   requirements   of  all
               governmental and regulatory authorities having jurisdiction with respect thereto.

          Prior to commencing the Subtenant's Work, the Subtenant shall further provide to the Sublandlord a true copy of the building permit, together with any additional permits that may be required by the municipality and any governmental authorities having jurisdiction, permitting the Subtenant's Work.

4.   GENERAL COVENANTS OF SUBTENANT

     The Subtenant hereby covenants and agrees to and with the Sublandlord:

     (a)  To pay Gross Rent as set forth herein;

     (b) Except as otherwise herein specifically provided, to observe and perform all of the terms, covenants and conditions on the part of the Sublandlord as tenant contained in the Head Lease to be observed and performed with respect to the Subleased Premises;

     (c) To indenmify and save harmless the Sublandlord and Ontrea Inc. from all actions, suits, costs, losses, charges, demands and expenses which may be suffered or incurred by the Sublandlord andlor Onirea Inc. as a result of a breach by the Subtenant of any of the terms, covenants and conditions contained in this Sublease and/or the Head Lease to be observed and performed by the Subtenant or which may be suffered or incurred by the Sublandlord and/or Ontrea Inc. as a result of or in connection with this Sublease or the use of the Subleased Premises by the Subtenant;

     (d) To take out and keep in force during the Term, in the name of the Sublandlord, the Head Landlord, the Partnership and the Subtenant, as their respective interests may appear, all necessary policies of insurance with respect to the Subleased Premises as required by the Head Lease and to deliver to the Sublandlord, the Head Landlord and the Partnership forthwith certificates of insurance or certified copies of each such insurance policy which the Subtenant is required to take out pursuant to the Head Lease with respect to the Subleased Premises;

     (e) To pay promptly when due to the taxing authority or authorities, having jurisdiction of taxes all rates, duties, levies and assessments whatsoever, whether municipal, parliamentary or otherwise, levied, imposed or assessed in respect of any and every business carried on by the Subtenant, licensees, or other occupants of the Subleased Premises or in respect of the use or occupancy thereof, including all Tenant's Taxes;

     (f) That the rights and obligations of the Subtenant with respect to the installation, alteration, or removal of leasehold improvements, trade fixtures, furniture, equipment and signs shall be governed by the applicable provisions of the Head Lease as supplemented by this Sublease;

     (g)  If  the  Head  Lease  is  terminated  by  the  Head  Landlord  or  the
          Sublandlord pursuant to Section 10.03 of the Head Lease the Sublandlord shall have no further liability to the Subtenant under this Sublease, the Term of which shall expire one day immediately prior to such temiinatiori. If for any other reason whatsoever the Head Lease terminates, the Sublandlord shall have no further liability to the Subtenant under this - Sublease, the Term of which shall expire one day immediately prior to such termination~

     (h) The Subtenant shall not use the Subleased Premises except for the purpose of business offices as permitted in the Head Lease and for no other purposes without the prior written approval of the Sublandlord and the Head Landlord, such approval of the Sublandlord may not be unreasonably withheld and the approval of the Head Landlord to be obtained in accordance with and subject to the provisions of the Head Lease;

     (i) Not to do or omit to do any act or thing upon the Subleased Premises which would cause a breach of any of the Sublandlord's obligations under the Head Lease;

     (j) It has received and reviewed a copy of the executed Head Lease and is familiar with the terms, covenants and conditions contained therein and agrees to be bound by the terms, covenants and conditions therein, subject to the provisions of this Sublease; -

     (k) To accept possession of the Subleased Premises in an "as is, where as" condition as of the date of access to the Subleased Premises without any representations, covenants or warranties by the Sublandlord and the Subtenant is not entitled to any allowance or work in connection therewith;

     (1) To pay the cost of all services used or consumed in or provided to the Subleased Premises, including without limitation telephone, communications and other services not available through the Sublandlord, directly to the party supplying such services;

     (m) To deliver to the Sublandlord at the commencement of the Term and thereafter at least one month before the commencement of each calendar year of the Term, a series of monthly post-dated cheques for each month of such calendar year, each for the - total of monthly payments of Gross Rent At the request of the Sublandlord, the Subtenant shall make such monthly payments by a preauthorized payment plan; and

     (n) Not to register the Sublease or a notice of this Sublease against the title to the Building or the lands underlying the Building.

          The Subtenant hereby acknowledges that Ontrea Inc. will act as the Sublandlord's agent during the Term and that all correspondence, payments, notices and inquiries relating to the Sublease are to be made or given to Ontrea Inc. in such capacity.

5.   SUBLANDLORD'S COVENANTS

          The Sublandlord hereby covenants and agrees to and with the Subtenant as follows:

     (a)  To  observe  and  perform  all  covenants  and   obligations   of  the
          Sublandlord under this Sublease;

     (b) To use its reasonable efforts, at the expense of the Subtenant, to enforce for the benefit of the Subtenant, the obligations of the Head Landlord under the Head Lease with respect to the Subleased Premises, with the intent that the benefit of such covenants shall extend to the Subleased Premises and be enjoyed by the, Subtenant; and

     (c) To observe and perform all covenants and obligations of the Sublandlord as tenant under the Head Lease insofar as such covenants and obligations are not required to be observed and performed by the Subtenant or are not otherwise excluded herein.

6.   ASSIGNMENT/SUBLETTING

     (a) The Subtenant shall have no right to assign this Sublease or to sublease, licence or share possession or use - of the whole or any part of the Subleased Premises without obtaining the prior approval of the Sublandlord and the Head Landlord, such approval of the Sublandlord may not be unreasonably withheld and the approval of the Head Landlord to be obtained in accordance with and subject to the provisions of the Head Lease. The Subtenant shall not retain any profit gained from any such assignment, sublease or sharing of possession and any rent or other consideration paid to or received by the Subtenant in excess of the rent payable under-this Sublease shall be payable to the Sublandlord.

     (b) If the Subtenant wishes to assign this Sublease or sublet to all or any part of the Subleased Premises to a third party or to licence or share possession or use of the Subloased Premises, the Subtenant shall first offer in writing to the Sublandlord to terminate this Sublease and the Sublandlord shall have ten (10) days to accept or reject such offer of termination. Any such offer of termination shall be deemed to have been rejected unless within ten (10) days of receipt of such offer by the Sublandiord, the Sublandlord delivers written notice of acceptance of such termination.

     (c) In the event that the Subtenant or any sub-subtenant undergoes a change of control,- the Sublandlord shall have the option to terminate this Sublease by notice to the Subtenant given within five (5) business days of its becoming aware of such change of control.

7.   DAMAGE/DESTRUCTION

          In the event of damage or destruction to the Building, the Subleased Premises or `the Premises or any part thereof as contemplated in Sections 10.03-of the Head Lease, which would permit the Head Landlord or the Sublandlord to terminate the Head Lease then, if either the Head Landlord or the Sublandlord shall exercise its right to terminate the Head Lease, this Sublease shall be and deemed to be terminated one day- immediately prior to such termination of the Head Lease. If this Sublease' shall be terminated as aforesaid, the Subtenant shall immediately surrender the. Subleased Premises and all interest therein to the Sublandiord and the Gross Rent and all other payments for which the Subtenant is liable under the terms .of the Sublease shall be apportioned and paid in full to the date of such termination. If the Subleased Premises are damaged or destroyed and if this Sublease is not terminated pursuant to the terms hereof, Gross Rent and Additional Rent' shall not abate except to the extent that the Sublandlord shall receive an abatement of same pursuant to the provisions of the Head Lease.

8.   REPAIR/MAINTENANCE OF SUBLEASED PREMISES

          The obligations of the Subtenant with respect to repair, maintenance and replacement of the Subleased Premises (and the equipment and services located therein) shall be governed by the applicable provisions of the Head Lease with the intent being that the Subtenant shall observe and perform the repair obligations of the Sublandlord, as tenant, under the Head Lease. The Sublandlord shall have no obligations to the Subtenant with respect to the repair, maintenance, and replacement of the Subleased Premises or the Building (and the equipment and services located therein) and the Sublandlord shall not be obliged to perform the obligations of the Head Landlord with respect to repairs, maintenance and replacements as set out in the Head Lease.

9.   SUBLANDLORD'S EXERCISE OF RIGHTS

          It is hereby understood and agreed that all of the remedies available to the Head Landlord pursuant to the terms of the `Head Lease are hereby incorporated by reference herein and form a part of this Sublease so that the Sublandlord shall have against the Subtenant in respect of the Subleased Premises all rights and remedies available to the Head Landlord as contained in the Head Lease.

          It is understood and agreed that if the Subtenant is in default in the payment of the Gross Rent and/or any other sums due and owing, or in the observance or performance of any of the terms, covenants and conditions to be observed and performed pursuant to this Sublease, the Sublandlord may re-enter the Subleased Premises and the Sublandlord may, in addition to any other remedies to which it may be entitled (including those in the Head Lease), at its option, at any time and from time to time; re-sublet the Subleased Premises or any part or parts thereof for the account of the Subtenant or otherwise. Notwithstanding any such re-entry or re-subletting, it is understood and agreed that all Gross Rent and/or any other sums due and owing, continue to be payable in accordance with the terms of this Sublease and all of the other terms, covenants and conditions contained in this Sublease are to be observed and performed in accordance with the terms of this Sublease.

          This Sublease shall terminate:

          i. in the event of breach by the Subtenant, if the Subland.lord shall avail itself of its rights of re-entry and termination hereunder and, in the event of such breach by the Subtenant, the right of the Sublandlord to be indemnified and to damages shall survive such termination; or

          ii. if the Head - Landlord shall terminate pursuant to any condition of termination (including, subject to Section 4(k) hereof, in the event of destruction or damage) provided for in the Head Lease or by operation of law in certain circumstances (such as expropriation) or by re-entry and termination by the Head Landlord for breach of the Head Lease and in any such event the Subtenant shall have no claim, recourse or damages against the Head Landlord and/or the Sublandlord, and in the event of such termination, the Subtenant shall vacate and deliver up the Subleased Premises to the Sublandlord in compliance with all the provisions thereof and (without prejudicing the Sublandlord's claim for damages or expenses in the event of default by the Subtenant) pay all Gross Rent and other moneys due to the date of such termination.

10.  LUNCH ROOM AND SERVER ROOM

     (a) The Subtenant shall be permitted -to use (in common with others, if applicable), at no cost, the server room marked "A" on Schedule "A" hereto, for the duration of the Term or until such time as the Sublandlord has notified the Subtenant that it requires the server room for the exclusive use of another subtenant and/or such other purposes the Sublandlord may have. During this period, the Subtenant may connect its communication lines therein, subject to the terms of the Head Lease.

          The Subtenant shall be permitted to use (in common with others), at no cost, the lunchroom, marked "B" on Schedule "A" hereto, for the duration of the Term or until such time, as the Sublandlord has notified the Subtenant that it requires the lunchroom-for another subtenant and/or such other purposes the Sublandlord may have.

11.  INCORPORATION OF PROVISION OF THE LEASE

          Excluding Sections 5.02, 6.01(b) to (ii) inclusive, 23.02, 27A.0I and 27A.02 and Articles 13, 14, 18, 26, 28, 29, 30, 33 and 34 of the Head
          Lease and except as hereinbefore expressly provided, all terms, conditions, covenants and agreements contained in the Head Lease shall apply to and be binding upon the Sublandlord as if it was the landlord under the Head Lease and the Subtenant as if it was the tenant under the Head Lease, the appropriate changes of reference being deemed to have been made with the intent that such paragraphs shall govern the relationship in respect of such matters as between the Sublandlord and the Subtenant provided that the conditions, `covenants and agreements on the part of the Head Landlord contained in the Head Lease shall be deemed not to be contained herein as conditions, covenants and agreements on behalf of the Sublandlord.

13.      NOTICE

          Any and all notices or demands by and from any of the parties hereto to the other shall be in writing' and may be served either personally or by registered mail. Any such notice:

     (a)  In the case of the Sublandlord shall be served on the Sublandlord at:

              Ontrea Inc.
              20 Queen Street East
              5th Floor
              Toronto, Ontario
              M5H3R4

              Fax: (416) 598-8212

              Attention: Executive Vice President, Property Management

              with a copy to:

              248078 British Columbia Limited
              c/o PwC Management Services LP
              145 King, Street West, Suite 2200
              Toronto, Ontario
              M5H 1V8

              Fax: (416)941-8250

              Attention: Office-of the General Counsel;

     (b) In the case of the Subtenant shall be served on the Subtenant at the Subleased Premises.

          Any party may change the address set out above by appropriate written notice to the other parties. Any such written notice shall be deemed to have been received on the date of its delivery or, if mailed, seventy-two (72) hours after the mailing thereof.

13.  BINDING

          This Sublease enures to the benefit of the Sublandlord, and shall be binding upon each of the parties and each of their heirs, executors, administrators, and permitted successors and assigns, respectively.

                  IN WITNESS WHEREOF the parties hereto have duly executed and sealed this Sublease as of the date first set out above.


                                    248078 BRITISH COL1JMBIA LIMITED
                                    By its agent PwC MANAGEMENT SERVICES LP
                                    By its general partner,
                                    GPL GENERAL PARTNER LIMITED


                                    Per:     /s/"Ronald B. Blainey"
                                                 -------------------------------
                                    Name:    Ronald B. Blainey
                                    Title:   President
                                    I have authority to bind the Partnership


                                    INTERNATIONAL POWERHOUSE ENERGY CORP.

                                    Per:     /s/"Signature"
                                    Name:
                                    Title:
                                    Per:     /s/"Signature"
                                    Name:
                                    Title:
                                    I/We have authority to bind, the Corporation

                                  SCHEDULE "A"

                                PLAN OF PREMISES





                       601 West Hastings Street, Vancouver


          [FLOOR PLAN OF 601 WEST HASTINGS STREET, VANCOUVER OMITTED]
                                                                 NORTH

                             14th Floor -- Existing

                            OPTION AGREEMENT TO FORM

                         THE KWOIEK CREEK JOINT VENTURE



This  Option   Agreement  to  Form  the  Kwoiek  Creek  Joint  Venture  ("Option
Agreement") dated for reference July 27, 1994.

BETWEEN:

          POWERHOUSE DEVELOPMENTS INC., a corporation formed under the laws of British Columbia and having an office at 201-850 West Hastings Street, Vancouver, B.C., V6E IEI

         (herein called `PDI")

                                                               OF THE FIRST PART

AND:

         THE KANAKA BAR INDIAN BAND, a body of Indians for whose use and benefit in common, lands, the legal title to which is vested in Her Majesty the Queen in Right of Canada, have been set apart

                                                              OF THE SECOND PART

AND:

         THE NICOMEN INDIAN BAND, THE SKUPPAH INDIAN BAND AND THE SPUZZ'LTM INDIAN BAND, each a body of Indians for whose use and benefit in common, lands, the legal title to which is vested in Her Majesty the Queen in Right of Canada, have been set apart

          (herein referred to individually by name and collectively as "the Bands")

                                                               OF THE THIRD PART

         (herein collectively called the "Parties")




WHEREAS:


A.   PDI wishes to develop a hydro electric generating plant on Kwoiek Creek.


B. Kwoiek Creek runs through Whyeek Indian Reserve No. 4 which is held for the use and benefit of the Kanaka Bar Indian Band.


C.   Kwoiek Creek is used for various activities by the Bands.


D. The Bands are seeking employment for their members in the hydroelectric generating industry.


E. The Parties wish to enter into a joint venture agreement, a draft copy of which is attached as Schedule A (the "Joint Venture Agreement'), to facilitate the development, construction, operation, and management of a viable hydro electric generating plant on Kwoiek Creek, and the production and marketing of power (collectively, the "Project").


F. The Kanaka Bar Indian Band has applied to the British Columbia Department of Water Resources for a water license permitting use of the waters of Kwoiek Creek for the purposes of a hydroelectric power development, more particularly described in Schedule B (the "Water License Application")


G. The Bands lack sufficient financial resources to pursue the Project and PDI can provide funds to, inter alia, assist the Bands in developing the Project;


H. The Parties wish to submit an amended Water License Application to obtain a water use license permitting use of the waters of Kwoiek Creek for the purposes of developing the Project with an installed generating capacity of approximately 30 to 60 Megawatts (the "Water License");


I. The Bands have agreed to grant PDI an option (the "Option") to enter into a joint venture with the Bands to develop, construct, operate, and manage the Project pursuant to the terms and subject to the conditions set out in this Option Agreement;


THIS OPTION AGREEMENT WITNESSES THAT IN CONSIDERATION of the mutual covenants and agreements hereinafter contained and other good and valuable consideration (the receipt and sufficiency of which is hereby acknowledged) , the Parties agree as follows:


Section 1 - Option


1.1 For the price set out in Schedule C (the `Option Price') and subject to the provisions contained herein, the Bands grant to PDI the Option, irrevocable within the time limited herein for exercise, to enter into the Joint Venture Agreement in accordance with the terms of this Option Agreement and in substantial conformity with:


     (a) the fundamental understandings set out in Schedule D (the "Fundamental Understandings"); and


     (b) the terms and conditions set out in the draft Joint Venture Agreement attached as Schedule A or as such draft is amended from time to time by unanimous agreement of the Parties (the "Terms and Conditions").


1.2 The Option Price shall be payable in instalments to the Bands by PDI on receipt of invoices from time to time in a form acceptable to PDI. Each such separate invoice shall be payable in full on receipt.

1.3 Subject to clause 1.5, the Option shall be open for exercise by PDJ and shall be irrevocable for the period (the "Option Term") up to 5 :00 p.rn., 30 days after receiving notice that the condition in clause 1.5(b) has been satisfied.


1.4 Notwithstanding clause 1.3, the Option Term may be extended on unanimous agreement of the Parties.


1.5 PDI will only be entitled to exercise the Option if all of the following conditions are satisfied:


     (a)  the Option Price has been paid in full;


     (b) the Water License is awarded by the British Columbia Department of Water Resources; and


     (c) receipt by the Bands of proof satisfactory to them that binding financing arrangements have been established by PDI sufficient to complete the development of the Project.


1.6 On exercise of the Option by PDI, the Parties or their assigns will form a joint venture for the Project and the exercise of the Option shall convert it into a binding agreement for the joint venture development of the Project in substantial conformity with the Fundamental Understandings and the Terms and Conditions.


Section 2 - Preparation and Submission of the Water Licence


2.1 At PD1 expense, the Parties will jointly submit the amended Water License Application for the Water License.


2.2 PDI will be responsible for any tasks necessary to expedite the awarding of the Water Licence and development of the Project, and any related expenses will be the sole responsibility of PDI, including legal, reserve land designation, lobbying, accounting, and financing costs.


2.3 The Bands will fully assist PDI wherever possible during the amended Water License Application and development phase of the Project, including participating in negotiations and liaison with all applicable governmental authorities necessary to secure the Water License.

Section 3 - Advancement of Funds


3.1 During the term of this Option Agreement, PDI will be solely responsible for any funds and financing necessary for the development of the Project, including the expenses specified in section 2.2.


Section 4 - Negotiation of Joint Venture Agreement


4.1 During the term of this Option Agreement, the Parties will negotiate in good faith (the "Negotiations") a final Joint Venture Agreement in subst conformity with the Fundamental Understandings and Terms and Conditions, including such collateral agreements as necessary, during which time neither Party will negotiate with respect to or enter into any other agreement relating to the development, construction, operation,. or management of the Project.


4.2 During the Negotiations, the draft Joint Venture Agreement attached as Schedule A may be amended by unanimous agreement of the Parties so as to be in conformity with the Fundamental Understandings. Where there is a conflict between the Fundamental Understandings and the Terms and Conditions, the Fundamental Understandings will prevail over such Terms and Conditions so that the Parties will amend the Terms and Conditions accordingly.


4.3 While this Option Agreement is in effect, the Kanaka Bar Indian Band will not surrender or designate (pursuant to the provisions of the Indian Act), develop, sell, lease, mortgage or pledge, or otherwise part with the possession of approximately 100 acres of reserve land in Whyeek Indian Reserve No. 4, as a possible site for the Project (the "Property") or permit the development of the Property except in accordance with this Option Agreement. A sketch of the site is attached as Schedule E.


4.4 Neither. Party will enter into any agreement with any third party with respect to the development of the Project, without the prior written approval of the other Party.


Section 5 - Term


5.1  This Option Agreement will terminate on:


     (a)  mutual agreement of the Parties ;


     (b) breach of any of the terms of this Option Agreement by either Party and the failure of the breaching Party to rectify such breach within 30 days after receiving notice of such breach from the non-breaching Party;

     (c) an assignment in bankruptcy or assignment for the benefit of creditors or appointment of a receiver for the assets of PDI, or its principals; or


     (d) on the terms and at the expiration of the time periods specified in this Option Agreement.


5.2 Upon termination of this Option Agreement, all of the right, title and interest in the Property will remain in the Bands and the interest, if any, of PDI will immediately terminate without compensation.


Section 6 - Notices


6.1 All notices required under this Option Agreement will be in writing as follows:


     (a)  to PDI:


                           Mr. Bill Ling Powerhouse Developments Inc. Suite 201
                           - 850 West Hastings Street Vancouver, BC, V6C 1E1


                           Telefax: (604) 689-2990


     (b)  with a copy to:


                           Mr Ross MeLellan
                           McLellan, Rubenstein & Parolin
                           1110 Cathedral Place, 925 West Georgia Street Vancouver, BC, V6C 3L2


                           Telefax: (604) 688-1318


     (c)  to the Bands:


                           Kanaka Bar Indian Band, Nicomen Indian Band
                           Skuppah Indian Band, Spuzzum Indian Band
                           c/o Chief Frank, and Chief Scotchman,
                               Economic Development Officer
                           Fraser Canyon Tribal Administration
                           P.O. Box 400 Lytton, BC, VOK IZO


                           Telefax: (604) 455-2772

     (d)  with a copy to:


                           Ms. Janna L. Sylvest Cooper & Associates A Law Corporation 450 - 1040 West Georgia Street Vancouver, BC, V6E 4HI


                           Telefax: (604) 689-2826


Section 7 - Independent Relationship


7.1 The Bands and PIN disclaim any intention to create a partnership with respect to the financing , construction, improvement, development, day-to-day operation, management, and maintenance of the Project, and marketing of power from the Project, the exercise of rights granted hereunder, or any other matter concerning this Option Agreement and the Joint Venture Agreement. PDI are for all purposes under this Option Agreement independent contractors and neither PDJ nor the Bands shall have any authority, actual or implied, to act for the other as agent or otherwise to bind the other.


Section 8 - Confidentiality


8.1 Except for the amended Water Licence Application contemplated for disclosure to the Province of British Columbia, attached as Schedule F, the Parties will keep the provisions of this Option Agreement strictly confidential.


8.2 The Parties will not issue .a public statement in connection with the contents of this Option Agreement or the Project, unless the text of such statement is approved in advance in writing by each Party.


8.3 This section 8 will survive the expiration of this Option Agreement and any extensions thereof.


Section 9 - Covenants of The Bands


9.1  The Kanaka Bar Indian Band covenants that:


     (a) it will provide for PDI's entitlement to access to the Property, including provision of band council resolutions authorizing access and provision of any other documents required by permit, or by the Indian Act, to enable PDI to comply with its obligations herein; and

     (b) the Property has been set aside for its individual use and benefit and is free and clear of all encumbrances and that it may deal with the Property in a manner consistent with this Option Agreement.


9.2 The Bands covenant that they have the right and authority to enter into this Option Agreement and have taken all necessary action for the due authorization, execution and delivery of this Option Agreement.


Section 10 - Miscellaneous


10.1 This Option Agreement shall enure and be binding upon the Parties and their respective successors, heirs, executors, administrators, and permitted assigns.


10.2 Time is of the essence in the performance of this Option Agreement and of each of its terms.


10.3 This Option Agreement will be construed in accordance with and governed by the applicable laws of the Kanaka Bar Indian Band, the Province of British Columbia, and the federal government of Canada.


10.4 The headings of this Option Agreement are for convenience of reference only and shall not affect in any manner any of the terms and conditions hereto.


10.5 A term used in this Option Agreement and defined in the Indian Act R.S.C. 1985 c. 1-5, has the same meaning as defined therein.


10.6 All sums of money to be paid or calculated pursuant to this Option Agreement shall be calculated and paid in Canadian currency.


10.7 All contracts entered into between the Bands and any other party providing services associated with the Project shall be entered into on reserve lands.


10.8 No amendment or alteration to this Option Agreement shall be valid unless it is made in writing signed by the Parties hereto and expressly stated to be supplementary hereto.


10.9 If any provision of this Option Agreement is or becomes invalid, illegal or unenforceable by reason of any rule of law, such provision may be severed; all remaining provisions of this Option Agreement shall continue in full force and effect and be construed as if this Option Agreement had been executed without the invalid, illegal, or unenforceable provisions.

10.10 This Option Agreement and any document or other writing delivered in connection herewith may be executed in any number of counterparts and any Party hereto may execute any counterpart, each of which when executed and delivered will be deemed to be an original and all of which counterparts of this Option Agreement or such other writing, as the case may be, taken together will be deemed to be one and the same instrument. The execution of this Option Agreement or any other writing by any Party hereto or thereto will not become effective until counterparts hereof or thereof, as the case may be, have been executed by all the Parties hereto or thereto.


IN WITNESS WHEREOF the Parties have caused this Option Agreement to be executed by their duly authorized representative as of the date and year set. out above.

The Common Seal of                          )
POWERHOUSE DEVELOPMENTS INC.                ) (C/S)
was hereunto affixed in the presence of:    )
                                            ) By: (signed)
(signed)                                    ) Mr. William Ling, President
---------------------------
Name:                                       ) Authorized Signatory
                                            )
                                            ) By: (signed)
#303 - 6175 Nelson Ave.                     )
-----------------------                       ----------------------------------
Address:                                    ) Authorized Signatory
                                            )

KANAKA BAR INDIAN BAND

By:      (signed)
         -----------------------------------
         Chief

By:      (signed)                                    By:
         -----------------------------------            ------------------------
         Councillor                                          Councillor

By:      (signed)                                    By:
         -----------------------------------            ------------------------
         Councillor                                          Councillor

NICOMEN BAR INDIAN BAND

By:      (signed)
         -----------------------------------
         Chief

By:      (signed)                                    By: (signed)
         -----------------------------------             -----------------------
         Councillor                                          Councillor

By:                                                  By:
         -----------------------------------             -----------------------
         Councillor                                          Councillor



SKUPPAH BAR INDIAN BAND

By:      (signed)
         -----------------------------------
         Chief

By:                                                  By:
         -----------------------------------             -----------------------
         Councillor                                          Councillor

By:                                                  By:
         -----------------------------------             -----------------------
         Councillor                                          Councillor


SPUZZUM BAR INDIAN BAND

By:      (signed)
         -----------------------------------
         Chief

By:      (signed)                                    By:
         -----------------------------------             -----------------------
         Councillor                                          Councillor

By:                                                  By:
         -----------------------------------             -----------------------
         Councillor                                          Councillor

                       SCHEDULE A to the OPTION AGREEMENT

                        dated for reference July 27, 1994





                   ~ Draft Joint Venture Agreement appended. ~

                             JOINT VENTURE AGREEMENT

This Agreement is dated for reference May ______, 1994 and is made,

BETWEEN:

          POWERHOUSE DEVELOPMENTS INC., a corporation formed under the laws of British Columbia and having an office at 201-850 West Hastings Street, Vancouver, B.C., V6E lEl [MUST HAVE SUBSTANTIVE PARTY, PARTICULARS OF PARTIES] (herein called "PDI") [MUST BE INITIAL MANAGER/OPERATOR]

AND:

          FIRST NATIONS TRUST, a trust formed under the laws of British Columbia pursuant to a Declaration of Trust, a copy of which is attached hereto as Schedule 2

          (herein called the `Trust")

AND:

          THE SKUPPAH INDIAN BAND, THE SPUZZUM INDIAN BAND, THE NICOMEN INDIAN BAND AND THE KANAKA BAR INDIAN BAND, each a body of Indians for whose use and benefit in common, lands, the legal title to which is vested in Her Majesty the Queen in Right of Canada, have been set apart [DEF'N KBIB ->KBB]

AND:

          B.C. LTD., a company incorporated under the laws of British Columbia and having an office at suite 1950 - 1 177 West Hastings Street, Vancouver, B.C. V6E 2K3

          (herein called "Asset Co.")

WHEREAS:

A.   PDI wishes to develop a hydro electric generating plant on Kwoiek Creek.

B. Kwoiek Creek runs through Whyeek Indian Reserve No. 4 which is held for the use and benefit of the Kanaka Bar Indian Band.

C.   Kwoiek Creek is used for various activities by the Bands.

D. The Bands have agreed, to settle the Trust, for the purpose of entering into this Joint Venture Agreement with PDI to develop the Project.

E. PDI and the Trust shall jointly own all of the issued and outstanding shares of Asset Co. which has been incorporated to act as a bare trustee to hold the Assets.

     NOW THEREFORE this Agreement witnesses that in consideration of $1.00 and other good and valuable consideration now reciprocally paid and given by each party hereto to each other party hereto, (the receipt and sufficiency of which is hereby by each party acknowledged) and in consideration of the covenants and agreements hereinafter set forth the parties hereto hereby agree as follows:

1.1  FUNDAMENTAL UNDERSTANDINGS AND AGREEMENTS

1.1 The parties to this Agreement have reached the following fundamental understandings and agreements with respect to the construction and development of the Project and the marketing of Power:

1..1.1 It is the essence of this Joint Venture that PDI will contribute to the Joint Venture expertise, management, professional resources, and advances of funds and will arrange for short term, construction and long term financing, and the Bands will contribute to the Joint Venture the Lease, the Transmission Right of Way, cooperation, expertise and assistance in dealing with Government Agencies at all levels, will enact and/or amend the By-laws to be consistent with the concepts and agreements set forth herein, and will provide other specific assistance reasonably requested by PDI;

1..1.2 PDI shall be responsible for overall management and control of (1) the Project in all phases of conception, development, construction and operation and
(2) the marketing of the Power;

1..1.3 Immediately upon being produced, Power shall become the property of the Trust and PDI in their respective Proportionate Interest, subject to the right of PDI to market all Power;

1..1.4 Long term financing for the Project shall be arranged for the maximum possible amount not exceeding the amount contemplated by the Construction Budget and shall provide for periodical payments with components of principal and interest being payable from Cash Flow so as to fully retire such long term financing over the Amortization Period;

[NEED TO SEE CONSTRUCTION BUDGET]

1..1.5 On that date which is 30 years after the Startup Date, the Trust shall at its option and upon the payment of $ I .00 be entitled to have PDI transfer all of its rights in and interest to this Joint Venture including all of the Proportionate Interest of PDI or its assigns in the Assets and the Power to the intent that PDI shall no longer be entitled to participate in the Joint Venture or to receive a share of Available Cash or Cash Flow;

1..1.6 The layout of the Project shall generally be in that form as set forth in
Schedule 3 which shows the portions of the Creek and of Whyeek Indian Reserve #4 in, on, and over which the Powerhouse, the Transmission Facilities and the Water Works will be constructed;

1..1.7 The installed generating capacity of the Equipment shall be rated at approximately 46 Megawatts although operating output may be less;

1..1.8 The Proforma Construction Budget and Costing Analysis for the Project which shows an aggregate capital cost of approximately $46,000,000 as set forth in Schedule 4-1 and the Proforma Operating Budget for the Project which shows projected pre-tax net cash flow to the Joint Venturers of $___________ per annum shall be as set forth in Schedule 4-2;

1..1.9 Pursuant to the statement of employment principles attached as Schedule 6 (the "Employment Principles" the Joint Venture will give preference to members of the Bands, their relatives, and business entities controlled by any one of or a combination of the Bands (the "Target Group") in obtaining labour and services for the Project, including:

         (a) employing labour and services to construct and initially equip the Plant, including site development, supervising construction, maintenance, renovation, and modification of the Plant;

         (b) employing persons in all job categories of the Project, including management positions;

         (c) contracting and sub-contracting for any development, construction, renovation, and improvement to the Plant, including all contracts with trades or sub-trades; and

         (d)      purchasing goods or contracting for services for the Project.

(collectively, the "Services").

1..1.10 PDI may hire independent contractors (" Independent Contractors ) to perform the Services under this Joint Venture and shall use its best efforts with regard to the Employment Principles to ensure that at least ___ % of the labour and services required to perform the

Services is obtained from the Target Group, provided sufficient qualified persons are available at competitive wages, benefits and/or fees to perform the Services.

1..1.11 Without restricting the generality of paragraph ? and 1..1.10, PDI shall:

         (a) ensure that all contracts with Independent Contractors contain terms consistent with the Employment Principles; and

         (b) terminate its contract with an Independent Contractor if the Independent Contractor does not comply with the Employment Principles and the Bands have supplied PDI with notice and evidence of such non-compliance and the name of at least one other qualified contractor who is willing and able to provide the same Services as such Independent Contractor at competitive rates;

1..1.12 The Bands shall forego all entitlement to capital cost allowance [NOT DEFINED](or deductions of a similar nature permitted under the Income Tax Act of Canada) to the intent that all available deductions from Canadian Income Tax in the nature of capital cost allowance shall be for the benefit of PDI, provided that the Bands shall be entitled to be compensated therefore.

1..1.3 None of the Bands or the Trust shall enter into an agreement with any other party with respect to the development of Power from the Creek during the Term of this Agreement.

2.   CREATION OF JOINT VENTURE

2..1 The Joint Venturers hereby form a joint venture and associate themselves as Joint Venturers solely for the purposes of:

         (a) constructing and developing the Project;

         (b) marketing the Power.

2..2     The name of the Joint Venture is                                      .
                                          --------------------------------------
[ CLIENT INSTRUCTIONS.]

2..3 The head office of the Joint Venture will be situated on the Kanaka Bar reserve lands or such other reserve lands as may be fixed from time to time by the Joint Venturers.

2..4 Asset Co. will hold legal title to the Assets in trust for the Joint Venturers in proportion to their respective Proportionate Interest. Each Joint Venturer will own an undivided interest in the Assets in their respective Proportionate Interests which at the date hereof are as set forth in the "Proportionate Interest" definition in Schedule "1". Each Joint Venturer hereby dedicates its interest in the Assets including all assets. hereafter acquired, for the purposes of the Joint Venture while this Agreement remains in force. The Joint Venturers hereby agree that their co ownership of the Project shall be subject to the provisions of this Agreement which shall continue in force and be binding on the parties so long as the parties continue to own the Project as co-owners or until such time as the Project has been Sold and the proceeds of the Sale have been distributed as herein provided.

2..5 The Joint Venturers agree that, upon completion of the construction of the Plant, the association of the parties hereto shall be limited to the efficient production of Power from the Plant and each of PDI and the Trust shall be entitled to its respective Proportionate Interest in the Power and shall be entitled to use, dispose or otherwise deal with its Proportionate Interest in the Power as it sees fit provided that the Trust agrees to appoint PDI as its agent to sell its Proportionate Interest in the Power and to collect the proceeds of sale of that Power and distribute those proceeds in accordance with paragraph 4..4 during the Term.

2..6 The Joint Venturers agree that this Agreement shall govern and define their respective rights, powers and obligations as co-owners of the Project, and in all agreements which may be entered into by them as co-owners of the Project, and their respective obligations, rights and interests in the Power. Unless this Agreement shall otherwise expressly provide, all benefits, profits, advantages, liabilities and losses derived from, or incurred in respect of the Project shall be shared by the parties in proportion to their respective Proportionate Interest. [ THIS PARTNERSHIP WORDING]

2..7 This Agreement is not intended to create, nor shall it be construed as creating any partnership or agency whatsoever between the Joint Venturers. Nothing herein shall deem the Project or the Assets to be partnership property or the Project to constitute a partnership. No party shall, and shall not by reason of any provision herein contained, be deemed to be the partner, agent or legal representative of the other party, whether for the purposes of this Agreement, the Project or otherwise, nor shall any. party have, nor represent itself to have, any authority or power to act for, or to undertake any obligation or responsibility on behalf of, the other parties, or the Project or otherwise, except as may herein be expressly provided.
[SALES AGENCY]

2..8 The obligations of the parties with respect to the Project and all contracts and obligations entered into by the parties in connection therewith shall, in every case, be several to the extent of each party's Proportionate Interest and, not joint, and not joint and several, unless expressly otherwise herein provided or agreed to in writing by the Joint Venturers.

2..9 Upon the Sale or other disposition of all of the Assets, the distribution of all proceeds of Sale to the Joint Venturers, and the payment of all costs and expenses and liabilities of the Project, together with a notice from one Joint Venturer to the other, this Agreement shall terminate and be of no further force and effect.

2..10 Nothing herein shall restrict in any way the freedom of any Joint Venturer to conduct as it sees fit any other business or activity whatsoever, including any business in competition with the business of the Joint Venture without any accountability to the other Joint Venturer therefor.

2..11 This Joint Venture agreement shall terminate and be null and void and of no further force and effect:

          (a) upon the occurrence of an Event of Default as defined in Article 1.1;

          (b) upon the exercise of a Right of First Refusal in Article 8 or the exercise of the Option in paragraph 1..1.5; or

          (c) on the day that is 60 years after the commencement of production of Power.

3.       CONTRIBUTION OF THE BANDS AND THE TRUST

3..1 As their contribution to the Joint Venture, the Bands and the Trust covenant and agree with PDI as follows:

          (a) each of the Bands hereby agrees to forego all rights with respect to use Of the . waters of the Kwoiek Creek which might impair the flow of the Creek so as to impair the commercial viability of the Project;

          (b) the Bands shall use all reasonable efforts to prevent any other group of aboriginal peoples from in any way to blockading, diverting or otherwise diminishing the flow of the Creek so as to impair the commercial viability of the Project;

          (c) the Bands shall diligently take such proceedings or assist PDI to take such proceedings as may be necessary to remove any physical or legal impediment to the flow of water in the Creek, the construction of the Project, the generation of Power, or any other activity which would impair the commercial viability of the Project;

          (d) the Kanaka Bar Band shall forthwith, following execution of this Agreement, make all applications and take all steps to cause the Powerhouse Lands, the Transmission Right of Way and all other Lands to become "designated lands" within the meaning of sections 37 to 4 1 of the Act so that the Powerhouse Lands and Transmission Right of Way can be leased to the Joint Venture. The Lands will be leased to Asset Co. in trust for the Joint Venture for and during the term of this Agreement for an aggregate rent equal to the Commercial Value of the Lands. The Kanaka Bar Band will obtain a Lease the terms of which (1) will not prejudice the purposes and intent of this Agreement, (2)
               shall not be terminable during the Term of this Agreement, (3) will contain such terms and conditions as may be necessary in order to ensure that the Powerhouse Lease and Transmission Right of Way may form the basis upon which construction and long term financing for the Project can be obtained and secured; and (4) shall provide for rent to be not in excess of the Commercial Value of the Lands as determined by the Department of Indian and Northern Affairs. The rent payable under the Lease shall be considered to be an Operating Expense; [NEED SCH 3 BEFORE CAN DO DESIGNATION]

          (e) the Bands shall grant such permits for occupancy and use as may be necessary or appropriate in connection with the construction of the Water Works and other appurtenances required to create a sufficient flow of water in the Creek to drive the Equipment to produce the Power. Following execution of this Agreement, the Kanaka Bar Band will make all applications and take all steps to provide permits pursuant to the requirements of section 28(2) of the Act as are necessary to provide for the occupancy and use of the Lands for construction and access to enable the Powerhouse, the Transmission Right of Way and the Water Works to then be constructed. The Kanaka Bar Band will obtain any permits provided under this paragraph the terms of which (1) will be renewable during the Term of this Agreement and (2) will contain such terms and conditions as may be necessary in order to ensure that construction of the Powerhouse, the Transmission Right of Way and the Water Works may be carried out;

          (f) the Bands shall conduct negotiations and liaison with all Federal and Provincial governmental authorities having jurisdiction in order to secure the necessary approvals to: (1) use the waters of the Creek for the proposes of the Project; (2) utilize the Powerhouse Lands, the Water Works and the Transmission Right of Way for the purposes of the Project; and (3) permit the Sale of the Power. The Bands' duties with respect to the foregoing shall include making representations to governmental authorities and attending and making presentations at public hearings and public meetings. PDI shall provide to the Bands all studies, documents, instruments and other assistance necessary or appropriate to enable the negotiations with and applications to the governmental authorities contemplated by this Agreement to go forward;

         (g) to the extent that the Kanaka Bar Band has the right to impose taxes, levies or charges in the nature of property taxes, the Kanaka Bar Band shall, to the extent of its authority, ensure that its band by-laws in relation to such right (including but not limited to its rates by-law) contain fair and reasonable assessment and rate provisions to the intent that the property taxes forecasted in the operating budget of the Joint Venture shall not be unjustifiably exceeded, it being the intent of the parties that the Kanaka Bar Band shall not attempt to gain a financial advantage over the other Joint Venturers through the use of taxing mechanisms or devices.

          (h) if PDI obtains an order of a Board of Review duly constituted under the Kanaka Bar Band's assessment by-law (or, in the event such assessment is imposed under some other band by-law, a decision of the applicable court of competent jurisdiction) that the on-reserve land and improvements in respect of the Project have been valued at an excessive amount, the Kanaka Bar Band shall pay to the other Joint Venturers a penalty in an amount equal to their share of the expenses incurred in obtaining such order, including legal costs.

          (i) the Bands shall not claim capital cost allowance (or other deductions in the nature of capital cost allowance enacted in substitution therefor) for the purposes of the Income Tax Act (Canada) , it being the intention of the parties that all rights to claim capital cost allowance as a deduction for income, to the extent permitted by law, shall belong to and be utilizable by PDI and accordingly PDI shall compensate the Bands by paying to the Trust those amounts set out in paragraph 4..2.

3..2 The Kanaka Bar Indian Band represents and warrants to and covenants and agrees with PDI that Lt has applied to the British Columbia Department of Water Resources for a water use license permitting use of the waters of the Creek for the purposes of a hydroelectric power development. Attached hereto as Schedule
5. 1 is a true copy of the Water License Application heretofore filed by the Bands. Attached hereto as Schedule 5 .2 is the form of Amended License Application which the Kanaka Bar Band agrees to file forthwith following execution of this Agreement.

3..3 The Kanaka Bar -Indian Band represents and warrants to and covenants and agrees with PDI that:

         (a) the By-laws attached hereto as Schedule 8 are complete and that there are no amendments, changes or deletions in effect as of the date of this Agreement;

         (b) the Kanaka Bar Indian Band will notify PDI of any enactment or proposed enactment or amendment or proposed amendment to any of the By-laws within 10 business days of becoming aware of any such enactment or amendment;

         (c) the Kanaka Bar Indian Band may amend the By-laws to better ensure that the Project is conducted in a manner that adequately protects the environment, public health and safety and viability, of the Project, provided that none of such By-laws shall have a direct material adverse financial affect on the Construction Budget or the Operating Budget; and

         (d) to the extent of its authority, the Kanaka Bar Indian Band will continue to ensure that any band by-law relating to taxation including property, income, capital, sales, use fees, and payroll taxation (a "Taxation By-law") is enacted and amended in accordance with the principles of a fair and equitable taxation system of more general application within the Province of British Columbia and particularly of application to taxpayers in the business of generating hydro electric power (other than British Columbia Hydro and Power Authority) provided that:

                  (i) without restricting the generality of the foregoing, to the extent of its authority , the Kanaka Bar Indian Band will continue to ensure that the scope of any Taxation By-law is in substantial conformity with like taxation legislation of comparable governmental authorities, including conformity with such things such as the method of evaluation, classification, assessment, rates of tax, enforcement and appeal process;

                  (ii) to the extent of its authority, the Kanaka Bar Indian Band will continue to make every effort to ensure that the rate of tax set out in any Taxation By- law is competitive with those applied in the Province of British Columbia by a comparable Provincial, Regional or Municipal jurisdiction and

                  (iii) notwithstanding the covenants of the Kanaka Bar Indian Band set out in this paragraph (d), the parties acknowledge that certain differences in a Taxation By-law and like taxation legislation of a comparable governmental authority may be required as a result of such things as the source of an Indian band's jurisdiction to legislate with respect to taxation, the requirements under the Act and issues of law with respect to the nature of reserve land.

4.       CONTRIBUTION OF PDI

4..1 As its contribution to the Joint Venture, PDI hereby covenants and agrees with each of the Bands and the Trust that PDI shall either directly or through its agents be responsible for all aspects of the construction, financing and operation of the Project, except to the extent that the responsibility has been delegated to the Management Committee pursuant to Article 5, and more specifically PDI shall be responsible to:

         (a) prepare all feasibility studies, plans, and forecasts necessary for completion of the application for a water use license and such other applications to other government agencies as may be necessary or appropriate;

         (b) review and ensure the accuracy of all planning, design and construction requirements;

         (c) engage all engineers and consultants that may be necessary to prepare plans and specifications for construction of the Project;

         (d) negotiate and execute on behalf of the Joint Venture all contracts with trades or sub-trades for the construction of the Project, and manage, supervise and administer such contracts, including, without limitation, negotiating for, preparation of and execution of change orders and extra work orders;

         (e) check, inspect and approve all payment progress estimates, and obtain therefor supporting vouchers, certificates and data;

         (f) prepare the final form of Construction Budget setting forth in reasonable detail the total estimated construction and development costs, estimated timing of all expenditures (on a monthly basis) and prepare an estimated construction and development timetable;

         (g) subject to the authority of the Management Committee set forth in Article 5, negotiate and obtain such policies of insurance as are necessary or desirable to protect the Joint Venturers together from liability, damage or loss, including builders' risk insurance and liability insurance; [PARTNERSHIP OR JV?]

         (h) subject to the authority of the Management Committee set forth in Article 5, maintain all books of account and other records required by the Joint Venturers, and store all vouchers, statements, receipted bills and invoices and all other records covering all disbursements and other data in connection with the Project;

         (i) subject to the authority of the Management Committee set forth in Article 5, ensure that any contractor performing work on the Project maintains satisfactory performance bonding , Workers' Compensation insurance and insurance against liability for injury to persons and property caused by such contractor;

         (j) oversee compliance with all present and future laws, orders, rules, regulations and requirements of all governmental bodies, courts, commissions, boards and authorized officers;

         (k) supervise all matters coming within the terms of this Agreement, including observation, inspection and supervision of all construction, final inspection of completed work, approving bills for payment and, obtaining the necessary receipts, releases, waivers, discharges and assurances to keep the Project free from builder's liens and other claims;

         (l) perform all management services as shall be required for the satisfactory and expeditious planning of the development, construction and the operation of the Project as contemplated herein;

         (m) use its best effort to obtain all financing necessary to enable the Project to be constructed and completed;

         (n) subject to the authority of the Management Committee set forth in Article 5, prepare an Annual Budget for each fiscal year;

         (o) subject to the authority of the Management Committee set forth in Article 5, negotiate and settle Power sale contracts between each Joint Venturer and a Purchaser;

         (p) oversee and manage the operation, maintenance, and repair of the Plant;

         (q) cause the results of the operations and financial affairs of the Joint Venture for each fiscal period to be audited and reported to all Joint Venturers on an annual basis by the auditors appointed for the Project. The financial statements shall be prepared in accordance with generally accepted accounting principles consistently applied;

         (r) comply with the provisions of the Lease, permits, and all other agreements or instruments of title under which the Assets, Transmission Facilities, and Transmission Rights of Way are held;

         (s) keep the Assets free of all liens and encumbrances (other than those, if any, in effect on the date hereof or the creation of which is permitted pursuant to this Agreement and, if a lien is filed, proceed diligently to contest or discharge it;

         (t) pay such rentals, taxes, or other payments and do all such other things as may be necessary to maintain the Assets in good standing; and

         (u) perform its duties and obligations hereunder in a sound and workmanlike manner, in accordance with sound hydroelectric power generating and engineering practices, and in compliance with all applicable federal, provincial, and band laws, statutes, by-laws and this Agreement.

4..2 PDI hereby covenants and agrees with the Bands and the Trust that following commencement of construction of the Project, PDI will pay to the Trust $1,000,000 in 24 equal consecutive monthly instalments on or before the first day of each month commencing with the month following commencement of construction and thereafter on the first day of the next 23 consecutive months (the "Special Payments"). These Special Payments shall constitute an item in the Operating Budget.
[ADD SOFT COSTS, WHO GET $1,000,000 THE BANDS TRUST/KBB?]
[IF THIS IS AN OPERATING EXPENSE, BANDS ARE REALLY ONLY RECEIVING $500,000 SINCE THEY PAY 1/2 OF EXPENSES. SHOULDN'T THIS BE CHARACTERIZED AS A CASH PAYMENT BY PDI TO EQUALIZE THE JOINT VENTURE CONTRIBUTIONS?]

4..3     PDI shall or shall cause the Manager to maintain three bank accounts:

         (a) a bank account for the deposit of _____% (equal to share of Operating Costs) of the net proceeds of the sale of the Proportionate Interest of the Trust in the Power to be held in trust for the Trust;

         (b) a bank account for the net proceeds of the sale of the Proportionate Interest of PDI in the Power to be held in trust for PDI; and

         (c) a bank account for all of the payment of all expenses of the Joint Venture including the Operating Expenses and Project Expenses.

PDI shall cause all monies received on account of the sale of the Power to be deposited immediately into the bank account of the respective Joint Venturer. PDI shall pay the funds held in the trust bank accounts to the Joint Venture expenses bank account as needed by the Joint Venture to satisfy its Operating Expenses and Project Expenses provided that such expense payments must be made simultaneously from each of the trust bank accounts and only in the respect of the Proportionate Interest of the particular Joint Venturer.

4..4 On or before the last day of each calender quarter, PDI shall cause a distribution of Available Cash to be made to each of the Joint Venturers from their respective trust bank accounts equal to the Available Cash as at the end of the preceding calendar quarter and shall be accompanied by: (1) a financial statement consisting of a balance sheet and statement of income and expenses which shall be certified correct by the Manager for the quarter in respect of which the distribution is being made; (2) a statement of the amount paid on behalf of each Joint Venturer for Joint Venture Expenses.

[PROVISIONS WILL NEED TO BE REVISED CONSISTENT WITH THE OPERATOR'S OBLIGATIONS AS SUMMARIZED AT ARTICLE 6.]

4..5 Each distribution of Available Cash under paragraph 4.4 shall be by way of a cheque or bank draft deposited by PDI in a bank account designated by the particular Joint Venturer on the same day as such distribution to the other Joint Venturer.

4..6 PDI shall deliver, with each distribution of Available Cash, a statement indicating all charges and credits to the "Trust Account", "Proceeds Account", and "Expense Account" summarized by appropriate classifications indicative of the nature of the charges and credits.

4..7 Receipt of a distribution of Available Cash by a Joint Venturer shall not prejudice the right of that Joint Venturer to protest the correctedness of the statements supporting the payments. All distributions made to each Joint Venturer by PDI during any calendar year shall conclusively be presumed to be correct upon the expiration of 12 months following the end of the calendar year to which the distribution relates, unless within that 12 month period a Joint Venturer gives PDI notice claiming an adjustment to the distribution.

4..8 PDI shall not adjust any distribution or statement in favour of itself after the expiration of 12 months following the end of the calendar year to which the distribution or statement relates.

4..9 Joint Venturer shall be entitled upon notice to PDI to request that an independent external auditor provide the Joint Venture with their opinion that any distribution made or statement delivered pursuant to this Agreement has been prepared in accordance with this Agreement. The cost of the auditor's opinion shall be solely for the account of the Joint Venturer requesting such opinion, unless the audit disclosed a material error adverse to that Joint Venturer, in which case the cost shall be solely for the account of PDI.

4..10 The time required for giving the audit opinion shall not extend the 12 month time period for adjusting a distribution or statement.

5.       ORGANIZATION AND MANAGEMENT

5..1 Except as expressly provided other in this Article 5 , PDI shall have full authority and responsibility for the overall management and control of the business and affairs of the Joint Venture including construction of the Project and operation of the Plant following construction.

5..2 There is hereby constituted a Management Committee which shall consist of four Members, two to be appointed by the Trust and two to be appointed by PDL The Trust and PDI shall also nominate one alternate for each Member appointed to the Management Committee.

5..2.1 The Management Committee shall make all decisions regarding those items set forth in paragraphs 5..2.4 and 5..2.6. The Management Committee shall act consistent with the intent and purpose of the provisions of this Agreement. The Management Committee shall promptly decide matters before it and shall not hinder or delay any decision making assigned to it.

5..2.2 The Management Committee shall meet at least once in each calendar quarter. Any Member may by 72 hours notice in writing to the other Members convene a meeting of the Management Committee. The secretary of Asset Co. shall be the secretary of such meetings and take minutes unless not in attendance in which case any Member may keep such minutes.

5..2.3 All matters before the Management Committee shall be decided by simple majority by way of show of hands or ballot. In the event of a tie, a Member nominated by PDI shall have a second or casting vote unless the matter under discussion is a Unanimous Matter in which case there shall be no second or casting vote.

5..2.4 The Management Committee shall be responsible for the review and approval of the following:

         (a) all planning for, design of, and construction requirements of the Project;

         (b) all contracts with trades or sub-trades for the construction of the Project;

         (c) all policies of insurance, including builder' s risk insurance and liability insurance, performance bonding, Workers' Compensation insurance, and insurance against liability for injury to persons and property caused by any contractor;

         (d) all books of account and other records required by the Joint Venture, including all vouchers , statements , receipted bills and invoices and all other records covering all disbursements and other data in connection with the Project;

         (e) all construction progress,, including reports from PDI on final inspection of completed work;

         (f)      financing arrangements including:

                  (i) all financing necessary to enable the Project to be constructed and completed;

                  (ii) renegotiation or replacement. of original financing necessary to enable the Project to be constructed and completed;

                  (iii) the Power sale contracts, provided that this review shall be undertaken by the Management Committee in pursuance of the obligations of the Joint Venture to act as sales agent for each of the Joint Venturers regarding their respective interests in the Power.

         (g) the operation, maintenance, and repair of the Plant from time to time;

         (h) the Construction Budget, all Annual Budgets, capital plans, and long range forecasts, projections, and plans;

         (i)      all capital acquisitions and capital dispositions;

         (j) the appointment of banks with respect to the Joint Venture's bank accounts and access to information concerning banking activities;

         (k) Appoint or dismiss a firm of chartered accountants to act as auditors of the Joint Venture and review and approve the financial statements prepared by the auditors;

         (l) any encumbrances or charges against the Assets that may be necessary to secure financing for the Project;

         (m)      the Power sale contracts;

         (n)      personnel policies and procedures; and

         (o)      procurement policies and procedures.

         (p) the appointment of a Manager for the Project and any general directions to be given. to the Manager;

         (q) the appointment of banks and authorization of the Manager to operate bank accounts, to instruct banks with respect to all matters pertaining to all loans and accounts with banks including drawings, currency., conversions, renewals, payments and deferrals in connection therewith and to act as signatory with respect to the Joint Venture's bank accounts;

         (r) appointment and dismissal of a firm of. chartered accountants to act as auditors of the Joint Venture;

         (s) determination of the amounts and types of insurance to be obtained in respect of the Project, the Plant and the business of the Joint Venture;

         (t) authorizing the Manager, any Joint Venturer or such other person as PDI shall have appointed to execute and deliver documents and instruments and give undertakings and assurances required of the Joint Venture;

         (u) delegation to the Manager of any of the powers or duties of PDI set out herein;

         (v) if the appointment of the Manager is terminated for any reason, the appointment of a new Manager; and

         (w) any other matter pertaining to the Project which is not a Unanimous Matter.

5..2.5 With respect to the matters referred to in paragraph 5..2.4, PDI agrees to make available to the Members appointed by the Trust such background information, copies of bids, invoices and other instruments or documents as may reasonably be considered to enable the Members appointed by the Trust to review and verify the information in respect of those matters prior to the matters coming before the Management Committee for decision. The Trust hereby agrees that the Review Period shall not exceed 5 days without the prior written consent to PDI.

5..2. 6 With respect to paragraph 5..4.0(l), if within the Review Period, the Trust provides PDI with notice in writing stating that the Trust has received indications that it is able to secure financing at a rate or on terms which are more favourable to the Project, the Trust shall have a period of 30 days from the date on which the Review Period commenced to deliver to the Management Committee a written proposal (`Trust Proposal") by a reputable financing source. If the Trust does not deliver a Trust Proposal to the Management Committee by the last day of such 30 day period, PDI shall proceed with the financing proposal made by PDI If the Trust provides a Trust Proposal to the Management Committee within such 30 day period, the Members of the Management Committee shall consider such Trust Proposal and, if, the Management Committee as a whole determines that such Trust Proposal is more favourable to the Joint Venture, the Management Committee shall accept the Trust Proposal; provided that if the financing contemplated by the Trust Proposal is not funded within a further period of ______ days, the Management Committee shall terminate the obligations of the Joint Venture under the Trust Proposal and proceed with the financing proposed by PDI.

5..3 Unanimous Matters may be brought before the Management Committee provided the provisions of paragraph 5.4 are complied with and provided further that in no event shall PDI have a second or casting vote with respect to any Unanimous Matter.

5..4 The following matters are designated Unanimous Matters which shall not be undertaken or implemented by PDI, the Manager or the Joint Venture except with unanimous approval of all four members of the Management Committee:

         (a) any expansion of the capacity of the Project designed to result in an increase of the productive capacity of the Project by more than 20%;

         (b) any financing or refinancing for the Joint Venture which will result in an increase in the aggregate amount of the indebtedness in excess of that provided for in the Construction Budget or which will require the direct or contingent guarantees of the Joint Venturers;

         (c) all arrangements granting security in the Plant or the Project whether granted to PDI, any other Hoffman/Ling interests, or any third party financier;

         (d) amortization of long term financing for a number of years in excess of the Amortization Period;

         (e)      any change in the terms of this Joint Venture Agreement;

         (f) any suspension, curtailment or termination of the operations of the Project;

         (g) any fee or expense or other amount payable by the Joint Venture to PDI or any associate of or entity not dealing at arm's length with any Hoffman/Ling interests;

         (h) the form of documents and instruments under which PDI shall proceed pursuant to paragraph l..1.5.

         (i) determination of the use of Cash Flow including repayment of PDI Advances, and acceleration of payments for construction loans and long term financing loans;

         (j) allocation of Power in accordance with the provisions of this Agreement, and the making of cash distributions to the Joint Venturers from the sale of Power from time to time;

         (k) commencement, prosecution or defense of any action or proceeding against or initiated by a party in respect of any claim (other than a claim in which the Joint Venture would not have status or where PDI determines that the claim would best be prosecuted or defended by one or more of the Bands or the Trust;

         (l) obtaining quotations for, and approving the financing required for the planning, construction and operating phases of the Project including executing all documents and instruments required to provide such charges as may be necessary against the Assets of the Joint Venture in connection with securing such financing;

         (m) appointment of the independent consultant to complete the Environmental Audit; and

         (n) notwithstanding those matters which are specifically enumerated as matters to be decided upon by the Management Committee, any such matters involving the Joint Venture and anyone. not dealing at arm's length with PDI or its assign or the Manager shall be Unanimous Matters.

[ALSO INCLUDE ANY CHANGE IN ROLE OF PDI AS SALES AGENT]

5..4.1 For greater certainty it is acknowledged and agreed by the Joint Venturers that the following shall not be Unanimous Matters:

         (a) modification of or alteration to the Project or Equipment for the purpose of upgrading the quality of the Equipment, increasing the efficiency of the operation of the Equipment or enhancing the electrical generating process notwithstanding the fact that there may be an increase in the Power produced as a result of such modification or alteration;

         (b) renegotiation of financial obligations or replacement of original financing or replacement financing upon different terms and conditions including different interest rates, principal or other payments, financial . ratios or any other provisions, provided the principal amount of long term financing is not increased beyond that provided for in the Construction Budget and/or the Amortization Period is not increased beyond the 20 year period contemplated herein.

5..5 No vote shall be taken at any meeting of the Joint Venturers with respect to any Unanimous Matter unless notice of such matter has been given as herein provided and all of the Joint Venturers are present; or if such notice has been given and all of the Joint Venturers are not present when the meeting to consider and to vote upon a Unanimous Matter is convened, the meeting may be adjourned for 7 days and if notice of such adjournment is given to all Joint Venturers a vote taken at the reconvened me at which at least 3 Joint Venturers are present shall be binding upon all Joint Venturers.

6.       PERFORMANCE OF DUTIES OF PDI

[ADD "OPERATOR" SECTIONS PROVIDING FOR AN OPERATOR/MANAGER CONTROLLED BY PDI BUT WITH 50-50 SHARE OWNERSHIP BETWEEN THE TRUST AND PDI AND A SHAREHOLDERS AGREEMENT]

[OPERATOR WOULD BE REPLACED IF PDI BECAME BANKRUPT ETC. THE MANAGEMENT COMMITTEE WOULD GIVE IRREVOCABLE INSTRUCTIONS TO THE OPERATOR]

[THE OPERATOR MAINTAINS AND CONTROLS THE BANK ACCOUNTS FOR THE JOINT VENTURERS AND PAYS THE EXPENSES OF THE JOINT VENTURERS IN ACCORDANCE WITH THE CONSTRUCTION AND OPERATING BUDGETS WITH A CONTINGENCY FUND FOR COST OVERRUNS.]

[THE OPERATOR MAY RECEIVE A FEE SET AT A % OF THE EXPENSES]

[THE OPERATOR WOULD SELL THE POWER FOR THE JOINT VENTURERS AND THEN PAY THEM ACCORDINGLY, PROVIDING EACH WITH THEIR INDIVIDUAL STATEMENT OF REVENUE AND EXPENSES]

6..1 PDI may retain persons in the name of the Joint Venture to perform the functions set forth in paragraphs 4 and 5. To the extent that PDI performs those functions with its own staff, no management fee shall be chargeable by it except as may be agreed pursuant to paragraph 5.3(f). To the extent that PDI retains arm's length third parties to perform such functions, the accounts for services of such third parties shall be. a Project Expense or an Operating Expense and shall be payable out of Third Party Loans or Cash Flow arid shall be refunded to PDI from these sources if PDI shall pay any of such accounts directly.

6..2 If PDI shall appoint a Manager, the salary and benefits of the Manager shall be a Project Expense or an Operating Expense and shall be payable out of Third Party Loans or Cash Flow and refunded to PDI if PDI shall pay such salary and benefits directly.

7.        FUNDING BY PDI

7..1 PDI shall loan or advance such sums as may be required by the Joint Venture from time to time to a maximum of $__________. Each such loan shall constitute a PDI Advance. Each PDI Advance may be secured by a second financial encumbrance against the Assets if PDI shall so elect.

7..2 Without limiting the generality of paragraph 7.1, PDI shall advance to the Joint Venture funds contemplated by the Construction Budget by the dates required therefor. The Bands agree that PDI may, as an alternative, arrange interim financing for the Joint Venture from a Third Party Lender.

7..3 The Joint Venturers agree that funds required from time to time by the Joint Venture will be obtained to the greatest extent possible, by borrowing from a chartered bank, life insurance company or other institutional lender on the basis of (1) no recourse to any of the Joint Venturers or their Proportionate Interests and (2) security being limited to the Assets.

7..4 To the extent that funding cannot be arranged by PDI for the Joint Venture on the basis outlined in paragraph 7.3, PDI may borrow such funds directly from Third Party Lenders providing to the Third Party Lenders such security as they may require on assets owned by PDI or the principals of PDI and thereafter PDI may lend such funds to the Joint Venture on terms and conditions to be agreed upon by the Joint Venturers and PDI.

7..5 PDI is responsible for and shall fund the Soft Costs including the out-of-pocket expenses of the Trust for professional advice to an amount not exceeding.

7..6 Any monies loaned to the Joint Venture by PDI may be repaid from construction financing, long term financing or Available Cash, as an Operating Expense.

8.       SALE OF INTEREST

8..1 No Joint Venturer shall sell, transfer, assign, mortgage, pledge or otherwise dispense of or charge its Proportionate Interest prior to five years after the commencement of the operation of the Plant (the "Hold Period") and thereafter only with the prior written consent of the other Joint Venturer.

8..2 After the Hold Period any Joint Venturer may Sell all, but not part, of its Proportionate Interest upon and subject to the following terms and conditions:

         (a) such Sale shall only be made for a price payable in cash and expressed in Canadian currency;

         (b) any Joint Venturer (the "Proposing Transferor") desiring to Sell all of its Proportionate Interest (the "Sale Interest") shall give notice in writing (the `Transfer Notice") to the other Joint Venturers specifying the price and terms upon which it desires to Sell the Sale Interest and stating the name and address of the person to whom it proposes to Sell the Sale Interest;

         (c) the Transfer Notice shall constitute an irrevocable offer (the "Offer") by the Proposing Transferor to the other Joint Venturers (the "Offerees") to Sell the Sale Interest to the Offerees upon the terms and conditions set forth in the Transfer Notice. The Offerees shall have 180 days from receipt of the Transfer Notice to accept or reject the Offer by delivery of notice in writing (the " Acceptance') to the Proposing Transferor;

         (d) if any of the Offerees accepts the Offer there shall be a binding contract for the sale and purchase of the Sale Interest for the price and upon the terms and conditions specified in the Transfer Notice; provided that the Offerees shall have the right to deduct from the price payable to the Proposing Transferor, without duplication, any moneys due by the Proposing Transferor to the Joint Venture or to the Offerees. If more than one of the Offerees accepts the Offer, each shall be entitled to purchase an portion equal to its Proportionate Interest and the remaining provisions of this paragraph 8 shall be read, construed and interpreted accordingly;

         (e) if the any of the Offerees accepts the Offer, the closing of the sale and purchase of the Sale Interest shall take place at the time and in the manner provided in the Transfer Notice. On the closing date specified in the Transfer Notice, the Offerees shall pay the purchase price to the Proposing Transferor against . conveyance of the Sale Interest free and clear of all encumbrances except those set forth as permitted encumbrances in the Transfer Notice;

         (f) if none of the Offerees notifie the Proposing Transferor in writing within 14 days of receipt of the Transfer Notice, the Offerees shall be deemed to have rejected the Offer. If the Offerees reject or are deemed to have rejected the Offer, or, accepting the Offer, fail to complete the transaction as contemplated hereby, the Proposing Transferor may Sell the Sale Interest to the person specified in the Transfer Notice; provided that such Sale shall be for a price and upon terms and conditions not more favourable to the purchaser than those specified in the Transfer Notice and provided that such Sale shall be completed not later than 60 days after rejection or deemed rejection of the Offer by the Offerees;

         (g) no Sale pursuant to paragraph 8 shall be permitted to any person unless such person is, in the reasonable opinion of the Offerees, of sufficient financial status to fully perform the obligations of the Offeror contemplated in this Agreement and unless such Sale complies with all applicable laws;

         (h) no Sale pursuant to this paragraph 8 shall be permitted to any person other than the Offerees unless the purchaser shall, by written Agreement with the Offerees, agree to be bound by all the terms and conditions of this Agreement;

         (i) the failure or refusal of the Proposing Transferor to comply with any or all of the provisions of paragraph 8.2(a) to (e) inclusive shall entitle the Offerees to specific performance of the terms, covenants and conditions of this paragraph 8.2 in addition to any other remedies available at law or in equity;

         (j) no Sale pursuant to this paragraph 8 shall be permitted unless the Offeror is not a Defaulting Joint Venturer;

         (k) the Sale shall not be completed until the Environmental Audit referred to in paragraph l5 has been completed unless the purchaser of the Sale Interest shall be willing to assume the obligations of the Joint Venturer hereunder and to complete the sale on the understanding that the Joint Venture may have obligations to remediate in accordance with the recommendations made in the Environmental Audit.

8..3 No Joint Venturer may give a Transfer Notice during such time as there is outstanding a Transfer Notice, or while there is still pending the closing of any Sale arising as a result of the operation of paragraph 8.

8..4 Any Joint Venturer may Sell all, but not part, of its Proportionate Interest to any Affiliate. Any such transferee Affiliate shall be bound by all the terms and conditions of this Agreement with the same force and effect as if such transferee had been a signatory and an original party to this Agreement. Such transferee shall by written instrument, delivered to the other Joint Venturers, expressly assume all obligations of the transferor Joint Venturer. No assignment as aforesaid shall relieve any Joint Venturer of any obligations imposed on it by this Agreement. Any Affiliate which acquires a Proportionate Interest may continue to hold the same only so long as it shall remain an Affiliate and, prior to ceasing to b an Affiliate, the Proportionate Interest shall be transferred to the transferor Joint Venturer or another Affiliate.

8..5 Each of the Joint Venturers agrees that a party being in violation of the restrictions set out in this paragraph 8 shall constitute an injury and damage to the other parties hereto impossible to measure monetarily and, as a result, such party shall, in addition to all of its other remedies, in law and in equity, be entitled to a decree or an order restraining or enjoining any Sale of all or any part of any Proportionate Interest except in accordance with the provisions of this paragraph 8 and any party intending to make a Sale or making a Sale or acting in any way contrary to the provisions of this paragraph 8 shall consent to an order and shall not plead in defence thereto that there would have been an adequate remedy at law

8..6 Notwithstanding any other provision of this paragraph 8, the acquisition by a person, firm, corporation, syndicate or other entity of an interest in PDI shall not be considered to be a mortgage, pledge or charge within the meaning of paragraph 8.1 or a Sale within the meaning of paragraph 8.2 or a violation of the restrictions of any part of paragraph 8 such that the provisions of paragraph 8.5 can be invoked, provided that:

         (a) Chase Hoffman and Bill Ling shall continue collectively to control (as hereafter defined) PDI. For the purpose of this paragraph "control" means the right to elect or appoint a majority of the persons who have decision making authority for PDI;

         (b)      Prior to the acquisition being completed, PDI furnishes to the
                  Trust:

                  (i) if individuals are acquiring an interest, the name, resident address, and occupation of each individual;

                  (ii) if corporations, partnerships or joint ventures are acquiring an interest, the name, head office address and a general description of the business carried on by the entity together in each case with an outline of the proposed transaction. Within 30 days after the date that the information is provided to the Trust, the Trust shall provide written notice to PDI approving the transaction and if the Trust does not provide such notice to PDI, the transaction shall be deemed to be approved. If the Trust provides notice in writing that the transaction is not acceptable on the basis that the participants would have a negative impact on the Project, the Trust shall provide detailed reasons for that conclusion and shall propose an alternate transaction for review by PDI, which shall be financially equivalent to the transaction proposed by PDI. If the Trust shall fail to provide the alternate transaction contemplated by this paragraph, PDI may by notice in writing terminate this agreement and require the Trust to purchase its Proportionate Interest pursuant to paragraph 12.2.

9.       MEETINGS

9..1 The Joint Venturers shall meet whenever a meeting shall be requested by any Joint Venturers.

9..2 Not less than 15 days notice shall be given of the date time, place and purpose of the meeting which notice shall be accompanied by a memorandum providing sufficient details concerning the matters to be discussed.

9..3 The rules and regulations applicable to the calling of meetings and with respect to voting at meetings are set forth in Schedule 9.

10.      ASSET CO.

10..1 The Joint Venturers acknowledge and agree that it may be necessary in order to obtain financing for the Project that Asset Co. be the lessee under the Lease, the permittee under the Transmission Right of Way, and tile owner of the Powerhouse, the Equipment and the other Assets all to the intent of more readily and/or effectively providing security to a Third Party Lender.

10..2 PDI may take the initiative in causing the Asset Co. to be incorporated and shall be entitled to designate its board of directors and officers provided that at least one director shall be representative of the Bands and the Trust.

10..3 The shareholders of the Asset Co. shall be the Joint Venturers and the number of shares to be issued to each shall be in the same proportion as the Proportionate Interests.

10..4 It shall be a condition of any transfer of Assets to Asset Co. that Asset Co. execute a Declaration of Trust under which Asset Co. stipulates that all legal interest in and all rights, benefits and monies derived from the Assets transferred to it are held by Asset Co. in trust for the Joint Venture and for the use and benefit of the Joint Venture. [NEED REFERENCE TO PARAGRAPH 2.4]

11.      EVENTS OF DEFAULT

11..1 The occurrence of any of the following shall be an Event of Default under this Agreement:

         (a) failure by any Joint Venturer to observe and comply with any term of this Agreement which failure shall continue for a period of 30 days after notice has been given to the defaulting Joint Venturer specifying the default and requiring the same to be remedied;

         (b) any act of Bankruptcy by or against a Joint Venturer which is not in good faith contested.

12.       RESULTS OF EVENT OF DEFAULT

12..1 If there shall be a Event of Default by any of the Bands or the Trust, the Joint Venturers not in default shall meet forthwith after the event becoming an Event of Default and may:

         (a) diminish or extinguish the rights and obligations of the Defaulter, it being understood and agreed that the covenants of each Joint Venturer hereunder are vital to the success of the Project; or

         (b) establish an amount, acting reasonably, as liquidated damages in respect of the Event of Default and designate that such amount shall be payable from the share of Power otherwise payable to the Defaulter.
12..2 If there shall be an Event of Default by PDI, this Agreement may be terminated by notice in writing executed by each other Joint Venturer provided that it shall be a condition of termination of this Agreement that:

         (a) any PDI Advances shall be payable in cash by the other Joint Venturers prior to PDI making the deliveries set forth below;

         (b) on the 30th day after the fair market value is determined as herein provided for the Proportionate Interest of PDI, PDI shall sell its Proportionate Interest to the other Joint Venturers collectively. On the date for the closing of such transaction, the other Joint Venturers shall purchase PDI's Proportionate Interest at the fair market value of the Proportionate Interest which fair market value shall be the amount last endorsed on Schedule 7 hereto.

         (c) the parties shall agree, annually, within 90 days of the end of each fiscal year on the fair market value for each Joint Venturers Proportionate Interest. If the fair market value last endorsed on Schedule 7 was so endorsed more than 18 months before the Event of Default, PDI shall have the right to require that the fair market value be determined by the auditors of the Joint Venture using the principles set forth in Schedule 7;

         (d) the closing of the transaction contemplated by this paragraph shall take place at the offices of the auditors at which time PDI shall execute such documents and instruments as the Joint Venturers may reasonably require to evidence the transfer contemplated herein and the Joint Venturers shall pay to the order ofPDI the fair market value of PDI's Proportionate Interest.

[EXCEPT THAT, IF THE `EVENT OF DEFAULT' IS THE BANKRUPTCY OF PDI, THE BANDS MAY EXERCISE THEIR OPTION TO PURCHASE PDI'S INTEREST FOR $1]

12..3 Upon payment to PDI as contemplated in this paragraph 12, PDI shall deliver to a party designated by the Joint Venturers in the Notice of Termination all books of account, draws, maps, plans, documents, and agreements which the Joint Venture may have entered into with any third party.

13.      RIGHTS OF FIRST REFUSAL

13..1    Concurrently with the execution of this Agreement:

         (a) the Joint Venturers shall execute and deliver a Right of First Refusal Agreement under which PDI shall be given the right to participate in other hydro electric generation projects proposed by any of the Bands or the Trust;

         (b) PDI shall execute and deliver to the Trust a Right of First Refusal Agreement under which the Trust shall be given the right to purchase all of PDI's Interest in the Project, such agreement to be in respect of the interests, of any, not dealt with in paragraph 8 hereof.

[BUT OPTION TO PURCHASE INTEREST FOR $1.00 OVERRIDES.]
[RIGHT OF FIRST REFUSAL AGREEMENTS NEED TO BE REVIEWED.]

14.      CONFIDENTIALITY

14..1 Any specific and undisclosed documents or information acquired by a Joint Venturer in relation to the business of the Joint Venture, including, without restricting the generality of the foregoing, documents or information relating to marketing, pricing, financial performance and customers shall be confidential and shall not be released or communicated except as may be required by law, regulatory authorities, securities commissions or stock exchanges to anyone with the prior written consent of the Joint Venturers, such approval not to be unreasonably with held. Nothing herein shall be construed to prohibit a Joint Venturer from using or benefiting from such knowledge or information in the course of the Joint Venturer's ordinary business or from disclosing any such information to the directors of a Joint Venturer. In addition, the foregoing restrictions shall not apply to information required by auditors, lawyers or other professional advisors retained by or behalf of any Joint Venturer or the Joint Venture; any purposed lender to the Joint Venture, any Third Party to which a Joint Venturer contemplates a Sale provided that in any such case only such confidential information as such person shall have a legitimate business need to know shall be disclosed and the person to whom the disclosure is made shall be made aware of the confidential nature of the information and instructed to maintain such confidentiality.

15.      ENVIRONMENTAL MATTERS

15..1 PDI shall immediately give notice to the Trust of any occurrence known to PDI of any event in, on, over or under the Lands and/or Creek, constituting an offence or breach under any applicable environmental law , regulation band by-law, licence, permit, or order (" Applicable Environmental Law'). The Joint Venture will, at its cost and expense, and to the satisfaction of the Trust:

         (a) properly remedy such breach in accordance with Applicable Environmental Law; and

         (b) obtain, if requested by the Trust, at the Joint Venture's cost and expense an independent verification, satisfactory to the Trust, of the complete and proper remedy of the breach or, if such remedy has not been achieved, a report, satisfactory to the Trust, stating the extent of any failure to comply with Applicable Environmental Law.

15..2    Prior to:

         (a) any Sale of a Joint Venturer's Interest; or

         (b) termination of this Agreement,

the Joint Venture shall at its sole cost, appoint an independent consultant to complete a comprehensive environmental audit (the "Environmental Audit") to identify whether the activities of the Project have caused environmental damage, including ground water or soil contamination, left toxic waist or dangerous goods in, on, over or under the Lands and/or Creek, or caused on- reserve or off-reserve effects that may result in environmental liability (collectively, "Environmental Damage").

15..3 If the Joint Venture elects to initiate an Environmental Audit, no Joint Venturer may Sell and this Agreement will not terminate until the completion of the Environmental Audit, to the satisfaction of the Trust, including receipt of a recommendation from the independent consultant as to whether remediation is required to address any Environmental Damage attributable to the activities of the Project and the estimated cost of such remediation.

15..4 The cost of the Environmental Audit and remediation, if required, will be an Operating Cost and shall be paid by the Joint Venture within 30 days of delivery of the Environmental Audit invoice.

15..5 If the Environmental Audit indicates that remediation is required , the Joint Venture will restore the Lands and/or Creek pursuant to the recommendations in the Environmental Audit, to the satisfaction of the Trust, with all costs and expenses being an Operating Cost.

16.      EXECUTION OF DOCUMENTS

16..1 With respect to any matter, other than an Unanimous Matter, that has been approved by the Management Committee, PDI is authorized to enter into agreements including without limitation, loan agreements, management agreements and such other documents, instruments and agreements that may be necessary or appropriate in connection with the performance of its functions hereunder and to do all such acts and things as may be necessary and desirable in connection with the business of the Joint Venture and any documents or instruments or agreements so executed shah bind all the Joint Ventures as if they had executed any such documents or instruments or agreements.

16..2 With respect to Unanimous Matters, PDI is, if authorized pursuant to a resolution or instrument in writing signed by the Joint Venturers to enter into any agreements of the types referred to in paragraph 16. 1 including, without limitation, loan agreements, management agreements and documents necessary or appropriate with respect to any Unanimous Matter which has been approved by the Joint Venturers.

17.      ASSIGNMENT

17..1 The parties hereto acknowledge that their long term planning has not yet been completed insofar as the names of the entity which will hold their respective Joint Venture interests are concerned and all parties reserve the right to assign the benefits and obligations of this Agreement to an Affiliate or to such other entity as the other Joint Venturers may approve in writing. This Agreement shall not be assignable by either party without the prior written consent of the other and any attempt to assign the rights, duties or obligations hereunder without such consent shall be of no effect.

18.      BINDING EFFECT

18..1 No contractual or other legal right shall be created between the parties hereto until a fully executed copy of this Agreement has been delivered to each party.

19.      CAPTIONS

19..1 The captions appearing in this Agreement have been inserted for reference and as a matter of convenience and in no way define, limit or enlarge the scope or meaning of this Agreement or any provision hereof.

20.      COUNTERPARTS

20..1 This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original, but all of which together shall constitute one and the same document.

21.      CURRENCY

21..1    All payments hereunder shall be made in lawful money of Canada.

22.      ENTIRE AGREEMENT

22..1 The provisions herein contained constitute the entire Agreement between the parties and supersede all previous communications, representations and agreements whether verbal or written between the parties with respect to the subject matter hereof.

23.      ENUREMENT

23..1 This Agreement shall enure to the benefit of and be binding upon the parties hereto and their respective permitted assigns.

24.      FORCE MAJEURE

24..1 Notwithstanding anything herein to the contrary , the parties hereto shall not be deemed in Default with respect to the performance of any of the terms, covenants and conditions of this Agreement, if the same shall be due to any strike, lock-out, civil commotion, invasion, rebellion, hostilities, sabotage, governmental regulations or controls, Acts of God, inability to obtain any materials, services or financing, or otherwise beyond the control of the parties.

25.      FURTHER ASSURANCES

25..1 Each of the parties hereto hereby covenants and agrees to execute such further and other documents and instruments and to do such further and other things as may be necessary to implement and carry out the intent of this Agreement.

26.      GOVERNING LAW

26..1 This Agreement shall be governed by and construed in accordance with the applicable laws of the Province of British Columbia and the Government of Canada which shall be deemed to be the proper law hereof.
[EDIT DUE TO S.88 OF THE INDIAN ACT]

27.      MODIFICATION

27..1 This Agreement may not be modified or amended except by an instrument in writing signed by the parties hereto or by their successors or permitted assigns.

28.      NON-WAIVER

28..1 No condoning, excusing or waiver by any party hereto of any Default, breach or non- observance by any other party hereto at any time or times in respect of any covenant, proviso or condition herein contained shall operate as a waiver of that party's rights hereunder in respect of any continuing or subsequent Default, breach or non-observance, or so as to defeat or affect in any way the rights of that party in respect of any such continuing or subsequent Default, breach or non-observance, and no waiver shall be inferred from or implied by anything done or omitted to be done by the party having those rights.

29.      NOTICE

29..1 All notices, demands and payments required or permitted to be given hereunder shall be in writing and may be delivered personally, sent by telegram, Telex or facsimile transmission or may be forwarded by first class prepaid registered mail to the addresses set forth below:

if to PDI:

         Powerhouse Developments Inc.
         201-850 West Hastings Street
         Vancouver, B.C.
         V6E IE1
         Telephone: (604)689-2991
         Facsimile: (604)689-2990

         Attention: Mr. Bill Ling - President

if to the Trust:

         First Nations Trust




         Telephone: (604)
                          ------------------
         Facsimile: (604)
                          ------------------

         Attention:

if to the Bands:

         The Skuppah Indian Band:





         Telephone: (604)
                          ------------------
         Facsimile: (604)
                          ------------------

         Attention:

         The Spuzzum Indian Band:





         Telephone: (604)
                          ------------------
         Facsimile: (604)
                          ------------------

         Attention:

         The Nicomen Indian Band:





         Telephone: (604)
                          ------------------
         Facsimile: (604)
                          ------------------

         Attention:

         The Kanaka Bar Indian Band:





         Telephone: (604)
                          ------------------
         Facsimile: (604)
                          ------------------

         Attention:


If to the Joint Venture:





         Telephone: (604)
                          ------------------
         Facsimile: (604)
                          ------------------

         Attention:

and in the case of any notice to PDI or the Joint Venture with a copy to:

         Pines and Company
         1950-1 177 West Hastings Street
         Vancouver, B.C.
         V6E 2K3
         Telephone: (604) 688-1418
         Facsimile: (604) 688-1409

         Attention: Carl J. Pines

and in the case of any notice to any of the Bands or the Trust with a copy to:

         Cooper & Associates
         450-1040 West Georgia Street
         Vancouver, B.C.
         VE 4HI
         Telephone: (604)
                          ------------------
         Facsimile: (604)
                          ------------------

         Attention: Janna Sylvest



Any notice delivered or sent by telegraph , Telex or facsimile shall be deemed to have been given and received at the time of delivery. Any notice mailed as aforesaid shall be deemed to have been given and received on the expiration of 48 hours after it is posted, addressed as set forth on page 1 , or at such other address or addresses as may from time to time be notified in writing by the parties hereto provided that if there shall be between the time of mailing and the actual receipt of the notice a mail strike, slowdown or other labour dispute which might affect the delivery of such notice by the mails, then such notice shall only be effective if actually delivered.

30.      NUMBER AND GENDER

30..1 All references to any party to this Agreement shall be read with such changes in number and gender as the context hereof or reference to the parties hereto may require.

31.      REMEDIES CUMULATIVE

31..1 All rights and remedies of either party hereunder are cumulative and are in addition to, and shall not be deemed to exclude, any other right or remedy allowed by law. All rights and remedies may be exercised concurrently.

32.      SEVERABILITY

32..1 Should any part of this Agreement be declared or held invalid for any reason, such invalidity shall not affect the validity of the remainder which shall continue in force and effect and be construed as if this Agreement had been executed without the invalid portion and it is hereby declared the intention of the parties hereto that this Agreement would have been executed without reference to any portion which may, for any reason, be hereafter declared or held invalid.

33.      UNITED NATIONS CONVENTION NOT TO APPLY

33..1 The United Nations Convention on Contracts for the International Sale of Goods (1980) does not apply to this Agreement.

34.      DEFINITIONS

34..1 Each word having an initial uppercased letter has the meaning ascribed to it by the Appendix of Definitions set forth as Schedule 1, unless the context otherwise requires.

35.      WITHOUT PREJUDICE TO ABORIGINAL RIGHTS

35..1 The Bands do not waive, limit, or modify, and this Agreement will not prejudice the Bands' aboriginal title and rights, including the inherent right of self-government, existing or potential land claims, future constitutional developments, or any treaty which may be negotiated by and between the Bands and other levels of government.

35..2 PDI will not directly or indirectly interfere with the internal affairs of the Bands, their Members, or their government or any tribal council or subdivision or departments thereof.

35..3 For the purposes of this Article 35, interference is defined as any attempt to influence a decision of the Bands or any officer, chief or council, or member of the Bands, or to influence the Bands' election process by doing any of the following acts:

         (a) offering cash incentives;

         (b) making written or oral threats to the personal or financial status of any persons or things;

         (c) or similar acts, except normal business discussions that only affect the activities of the Project;

and only if an arbitrator deems such interference to have occurred.

35..4 PDI shall not, except when required by this Agreement or by any law, statute, or by-law, use, suffer or permit to be used, directly or indirectly, the name of any of the Bands for any purpose.

35..5 Nothing in this Article 35 shall in anyway be construed as an agreement by PDI that the Bands may enact any law or assert any title or claim to the Project which is contrary to the spirit and intent of this Agreement nor to alter the commercial transaction reflected in this Agreement and the Bands hereby covenant and agree that none of them will, whether pursuant to this Article 3.5 or otherwise, attempt to alter the commercial transaction which has been agreed to and is reflected in this Agreement.

36.      CONDITIONS PRECEDENTS

36..1 The obligations of PDI to proceed with the transactions contemplated herein are subject to PDI completing a feasibility study with respect to the Project, such feasibility study to be completed by ____________, 1994. One or before 5:00 p.m. on ___________, 1994 PDI shall advise the other parties hereto that:

         (a)      it has completed the feasibility study to its satisfaction; or

         (b) it does not wish to proceed with the transactions contemplated hereby in which case all obligations of all parties hereto shall be at an end.

36..2 The obligations of the Trust and the Bands to proceed with the transactions contemplated herein are subject to:

         (a) PDI making all of the payments of soft costs set forth in the attached schedule 10 on or before the date stipulated;

         (b) receipt of all necessary Governmental regulatory approvals (including governmental agencies approvals from entities, such as B.C. Hydro Authority) and one or more substantial banking commitments for long term financing for the Project as contemplated by paragraph 1..1.3 within six (6) months of the date of this Agreement; and

         (c) commencement of construction of the Plant within one (1) year of the date of this Agreement.

[36.3 DUE DILIGENCE ON PDI, BILL LING, AND CHASE HOFFMAN TO SATISFACTION OF OUR CLIENT.]

[36..2 PAYMENT OF SOFT COSTS PER SCHEDULE OF PERIODIC PAYMENTS.]

37.      SCHEDULES

37..1    The following are the schedules attached to this Agreement:

         Schedule Number   Description

         1                 Definitions
         2                 Declaration of Trust
         3                 Project Layout
         4.1               Proforma Construction Budget
         4.2               Proforma Operating Budget
         5.1               Water License Application
         5.2               Amended Water License Application
         6                 Native Employment Principles
         7                 Valuation Principles
         8                 By-Laws
         9                 Rules and Regulations applicable to call a meeting
         10                Soft Cost Schedule


         IN WITNESS WHEREOF the parties hereto have executed this Agreement as of the day and year first above written.

The Common Seal of                                   )
POWERHOUSE DEVELOPMENTS INC.                         )
was hereunto affixed in                              )
the presence of:                                     )                     (C/S)
                                                     )
                                                     )
Authorized Signatory                                 )
                                                     )
                                                     )
Authorized Signatory                                 )

The Common Seal of                                   )
WHYEEK DEVELOPMENT LTD.                              )
was hereunto affixed in                              )
the presence of:                                     )                     (C/S)
                                                     )
-----------------------------------------------
Authorized Signatory                                 )
                                                     )
                                                     )
Authorized Signatory                                 )

SIGNED, SEALED AND DELIVERED                         )
by THE SKUPPAH INDIAN BAND                           )
acting herein through its Chief                      )
and all members of Council, all                      )
executing in the presence of:                        )
                                                     )
                                                     )
Witness - Signature                                  )
                                                           ---------------------
                                                     )        Chief
                                                     )
Witness - Name                                       )
                                                           ---------------------
                                                     )
                                                     )
Address                                              )
                                                           ---------------------
                                                     )
                                                     )
                                                     )
                                                     )
                                                     )


SIGNED, SEALED AND DELIVERED                         )
by THE SPUZZUM INDIAN BAND                           )
acting herein through its Chief                      )
and all members of Council, all                      )
executing in the presence of:                        )
                                                     )
                                                     )
Witness - Signature                                  )
                                                           ---------------------
                                                     )        Chief
                                                     )
Witness - Name                                       )
                                                           ---------------------
                                                     )
                                                     )
Address                                              )
                                                           ---------------------
                                                     )
                                                     )
                                                     )
                                                     )
                                                     )

SIGNED, SEALED AND DELIVERED                         )
by THE NICOMEN INDIAN BAND                           )
acting herein through its Chief                      )
and all members of Council, all                     )
executing in the presence of:                        )
                                                     )
                                                     )
Witness - Signature                                  )
                                                           ---------------------
                                                     )        Chief
                                                     )
Witness - Name                                       )
                                                           ---------------------
                                                     )
                                                     )
Address                                              )
                                                           ---------------------
                                                     )
                                                     )
                                                     )
                                                     )
                                                     )




SIGNED, SEALED AND DELIVERED                         )
by THE KANAKA BAR INDIAN BAND                        )
acting herein through its Chief                      )
and all members of Council, all                      )
executing in the presence of:                        )
                                                     )
                                                     )
Witness - Signature                                  )
                                                           ---------------------
                                                     )        Chief
                                                     )
Witness - Name                                       )
                                                           ---------------------
                                                     )
                                                     )
Address                                              )
                                                           ---------------------
                                                     )
                                                     )

                                                     )
                                                     )
                                                     )

                                  SCHEDULE "1"

     Wherever used in this Agreement, the following terms shall have the following meanings, or the meaning ascribed to the terms by the Act:

     "Act" means the Indian Act, R.S.C. 1985 c.I-5.

     "Affiliate" means a company of which all of the issued and outstanding shares are wholly owned by the Joint Venture.

     "Agreement" or "this Agreement" means the Joint Venture agreement between Powerhouse Developments Inc. , First Nations Trust, the Skuppah Indian Band, the Spuzzum Indian Band, the Nicomen Indian Band, the Kanaka Bar Indian Band, and ________ B.C. Ltd, made for reference the ____ day of ______, 1994.

     "Amortization Period" means the period of 20 years [ 25] commencing on the Startup Date.

     "Annual Budget" means the operating budget prepared by PDI for each fiscal year of the Project or any relevant portion thereof in effect from time to time;

     "Applicable Environmental Law" means those laws set forth in paragraph 15;

     "Assets" means the properties and assets of the Joint Venture including the Lease, plant, the Powerhouse, the Equipment and the Water Works;

     "Assets Co." means a company incorporated by or under the direction of PDI to hold title to the Assets;

     "Available Cash" means the aggregate of all funds derived from the sale of each Joint Venturer's proportionate Interest in the Power remaining in the trust bank account of the particular Joint Venture at the end of any particular calendar Quarter after transfers to the Joint Venture expenses bank account for:

          i)   payment of current operating expenses;

          ii) establishment or reasonable reserves in respect of anticipated expenses;

          iii) repayment of any PDI Advances and any interest accrued thereon;

          iv) repayment of the current portion of any Third Party Loan and any interest accrued thereon;

     "Bankruptcy" means with respect of any Joint Venture:

          i)   any assignment by it for the benefit of its creditor;

          ii) the admission in writing of its inability to pay its debts as they become due;

          iii) the filing of a petition and Bankruptcy or a petition seeking any reorganization, arrangement, compensation, liquidation, disillusion or similar relief under any present or future statued law or regulation;

          iv) the seeking of or consenting to the appointment of any trustee, receiver, or the liquidator of a Joint Venturer or any part of its properties;

     "By-Laws" means the form of Zoning By-Laws, Water Use By-Laws and other by-laws to be enacted by the Bands, a copy of each of which is attached as
     Schedule 8;

     "Cash Flow" means all funds received by PDI on behalf of the Joint Venture in respect of sales of Power produced by the Project;

     "Commercial Value of Lands" means the annual rent which the Kanaka Bar Band might obtain for the Lands if the Lands were to be leased to a third party for commercial purposes, and estimated by the parties to be at the date of this Agreement $5,000 per year;

     "Construction Budget" means the budget agreed upon by the Joint Venturers for the Project, the pro forma Construction Budget being attached hereto as
     Schedule 4.1;

     "Creek" means the portion of Kwoiek Creek shown in Schedule 3 [PROJECT LAYOUT]:

     "Defaulter" means a Joint Venturer that commits an Event of default; "Discretionary Matters" means those items listed in paragraph 5..2.5;

     "Equipment" means (1) the electrical generating equipment to be acquired by the Joint Venture for the purpose of producing Power, (2) the Transmission Facilities and (3) the Water Works;

     "Employment Principles" means those principles set forth in Schedule 6;

     "Environmental Audit means the audit undertaken pursuant to paragraph 5.1;

     "Environmental   Damage"  means  the  environmental  damage  set  forth  in paragraph 5.1;

     "Event of Default" has the meaning set forth in Article 11 11;

     "Independent Contractors" has the meaning set forth in paragraph 1.1.10;

     "Joint Venture" means the relationship between the Trust and PDI to do the Project as set forth in the Joint Venture Agreement;

     "Joint Venturers" means PDI and the Trust;

     "Lands" means those lands shown outlined in black in Schedule 3 and comprise all of the lands which are the subject of the Lease;

     "Lease" means the lease of the Lands to be entered into by Her Majesty the Queen as lessor and Asset Co or the Joint Venture [NOT DEFINED SEE D] as lessee;

     "Manager" means PDI unless PDI shall designate an individual or entity as Manager;

     "Management Committee" means the management committee established pursuant to paragraph 5..2;

     "Member" means a person appointed to the Management Committee or that person's alternate designated in writing;

     "Operating Expenses" means all obligation of the Joint Venture to pay suppliers of goods and services , government agencies and others (including any Joint Venturer) which are properly classified as current expenses pursuant to generally accepted accounting principles, including without limited the generality of the foregoing the current interest portion of long term debt.;

     "PDI. Advance" means any monies loaned by PDI to the Joint Venture and repayable on demand from construction financing, long term financing of Cash Flow. Interest shall accrue on each PDI Advance at the Prime Rate plus 1 % . Each PDI Advance shall be evidenced by a demand promissory note;

     "Plant" means the completed  Powerhouse with Equipment installed capable of
     generating   approximately   46  Megawatts  of  electrical   power,  the  e
     Transmission Facilities and the installed Water Works;

     "Power" means electricity produced by the Plant;

     "Powerhouse" means the electrical generating facility to . be constructed by the Joint Venture including all appurtenances thereto but not including the Equipment;

     "Powerhouse Lands" means the portion of the Lands upon which the Powerhouse will be built as shown outlined in red on Schedule 3;

     "Prime Rate" means the rate of interest charged by the Bank for the demand loans [ARMS LENGTH DEAL PENDING] in the ordinary course of business to selected customers having prime credit rating and being at the date hereof % per annum;

     "Project" means the planning, development, construction and operation of an electrical generating facility on the Lands;

     "Project Expenses" means all payment heretofore made or hereafter made or incurred in connection with the planning, construction and development of the Project construction account of the Project in accordance with generally accepted accounting principles but do not include any amount in respect of indirect expenses of the Manager for administration, management or overhead expense (other that the salaries and administrative expenses of on site personnel directly involved in the construction of the Project);

     "Proportionate Interest" means respective undivided percentage ownership interest of each Joint Venturer in the Project and the Power as agreed between the parties to the Joint Venture from time to time, being at the date hereof as follows:

                           PDI                       50%
                           Trust                     50%

     "Purchaser" means any entity purchasing Power from a Joint Venturer;

     "Review Period" means the period commencing on the day of delivery and expiring 5 days later within which the Members shall review and verify and information with respect to the matters referred to in paragraphs 5.2.6 and 5.2.7

     "Sale" means any sale, assignment, transfer, or conveyance of the Project of the Plant or any agreement to effect the foregoing and "Sell" and "Sold" shall have corresponding meanings;

     "Services" means those jobs, contracts, and services set forth in paragraph 1.1.10;

     "Soft Costs" means those expenses incurred or to be incurred by the Bands or the Trust and to be funded by PDI as set forth below:

     "Special Payments" means those payment to be made by PDI to the Trust pursuant to paragraph 4..2.

     "Startup Date" means the date upon which the Plant generates Power which has been sold on commercial terms to a third party;

     "Target Group" shall have the meaning set forth in ? of the Joint Venture Agreement.

     "Taxation By-law" means those band by-laws set forth in paragraph 3.3(d);

     "Term" means the term of this Agreement which shall end on the earlier of the dates set forth in paragraphs 2..9 or 2..11 or Article 12.

     "Third Party Loan" means any loan arranged on behalf of the Joint Venture which loan is made by anyone with whom the Joint Venturers deal at arms length and

     "Third Party Lender" has the corresponding meaning;

     "Transmission   Facilities"  means  the  transmission  cables,  towers  and supports to be constructed on the Lands;

     "Transmission Right of Way" means the portion of the Lands shown outlined in blue on Schedule 3;

     "Unanimous Matters" means the items set forth in paragraph 5..5;

     "Underfunded Venturer" has the meaning set forth in paragraph 4..4;

     "Water Works" means the water controlling dam. upstream from the Powerhouse, the water collection directing water to the Powerhouse and the water controlling apparatus forming part of the Powerhouse, all to be installed by the Joint Venture in the Creek.

[THERE ARE NUMEROUS DEFINITIONS WHICH APPEAR IN THE AGREEMENT BUT HAVE NOT BEEN INCLUDED HERE.]

                       SCHEDULE B to the OPTION AGREEMENT

                        dated for reference July 27, 1994





         ~ Kanaka Bar Indian Band Water License Application appended. ~

                       SCHEDULE C to the OPTION AGREEMENT

                        dated for reference July 27, 1994



                                  OPTION PRICE



The Option Price is an amount equal to the legal fees and disbursements incurred by the Bands and directly related to this Option Agreement and the negotiation and execution of the Joint Venture Agreement.



The legal fees and disbursements incurred to the date of this Option Agreement are approximately $41,650.71. The total amount is estimated to be approximately $87,650.71.



The Parties acknowledge and agree that the amounts specified in this Schedule C are estimates only and that the Option Price is to be paid in instalments by PDI on receipt of invoices in a form satisfactory to PDI.

                       SCHEDULE D to the OPTION AGREEMENT

                        dated for reference July 27, 1994



            FUNDAMENTAL UNDERSTANDINGS FOR A JOINT VENTURE AGREEMENT


1. PDI and the Trust (acting on behalf of the Bands) agree to create a Joint Venture to design, plan, construct and operate a hydroelectric generating plant of approximately 30 to 60 Megawatts on Kwoiek Creek. The Joint Venturers will share in the electrical power ("Power") produced by the Project on a 50/50 (the "Proportionate Interest") basis as well as any other benefits produced by the Project;


2.   It is the essence of the Joint Venture that:


     (a) PDI will contribute to the Joint Venture expertise, management, and professional resources; advances of funds; and will arrange for short term construction and long term financing;


     (b) the Bands will contribute to the Joint Venture a lease of all lands under their control for the Project; a power line transmission right of w the cooperation, expertise and assistance needed to deal with Government Agencies at all levels in order to obtain an energy certificate and water license; and will enact and/or amend by-laws to reflect the concepts and agreements set forth below; and will provide other specific assistance when requested by PDI;


3. PDI shall be responsible for overall management, and be appointed as the operator for:


     (a) the Project in all phases of planning, development, construction and operation; and


     (b)  the marketing of the Power;


4. The Power shall be allocated to, and become the property of the Trust and PDI according to their respective Proportionate Interests, subject to the right of P1)1 to market all the Power;


5. Long term financing for the Project shall be arranged for the maximum possible amount not exceeding the amount contemplated by the construction budget to be agreed upon and shall provide for an amortization period over a period of 20 years or such other term as mutually agreed to commencing on the date power is first generated , with components of principal and interest being payable from cash flow so as to fully retire such long term financing over the amortization period;

6. Subject to the completion of the necessary financial analysis and review of such analysis to the satisfaction of the Bands, on that date which is 30 years after the day on which long term financing and interest accrued thereon has been fully paid (or such other period as mutually agreed following review of the financial analysis) the Trust shall at its election cause PDI to:


     (a)  surrender its Proportionate Interest in the Joint Venture; or


     (b)  transfer its Proportionate Interest to the other Joint Venturer; or


     (c) quit claim any entitlement to any interest in the Joint Venture to the intent that PDI shall not longer be entitled to participate in the Joint Venture or to receive any Proportionate Interest in the power or any other benefits from the Project;


7. Attached is a Project Layout showing the portions of Kwoiek Creek and of Whyeek Indian Reserve No. 4 in, on, and over which the powerhouse, the transmission facilities and the water intake will be constructed;


8. The installed generating capacity of the Equipment shall be rated somewhere between 30 mW and 60 mW although operating output may be less. This cannot be finalized at the present state of the design and feasibility;


9. The Project will utilize members of the Bands and companies controlled by the Bands to furnish labour and services to the extent that qualified willing individuals or companies are available at competitive wages, benefits and/or fees. A statement of principles will be developed in respect of the employment of members of the Bands and contracts with such companies, which the Joint Venture shall furnish to all entities that wish to contract with the Joint Venture so that such entities may factor into their quoted prices of bids any cost associated with adhering to such principles and so that the Joint Venture and all such contracting entities will use best efforts to employ or contract with members of the Bands and companies controlled by the Bands;


10. The Bands shall forego all entitlement to capital cost allowance (or deductions of a similar nature permitted under the Income Tax Act (Canada)) to the intent that all available deductions from the Canadian income tax in the nature of capital cost allowance shall be for the benefit of PDL If there is a Canadian income tax savings to PDI as a result of PDI having all such available deductions, PDI shall pay a fee to the Bands for assisting PDI in realizing such tax benefit;


11. None of the Bands or the Trust shall enter into an agreement with any other party with respect to the development of electrical energy from Kwoiek Creek;

12. During construction, PDI will advance to the Bands $500,000 annually which will be considered part of the cost of the Project.


13. A Management Committee will be constituted consisting of four members, two to be appointed by the Trust and two to be appointed by PDI. The Management Committee shall make all decisions regarding agreed upon items but generally being all aspects of the planning, design, construction and operation of the Project. Except for matters that are Unanimous Matters, PDI will have a second or casting vote in the event of a tie. With respect to Unanimous Matters, PDI will not have a casting vote. Unanimous Matters will be limited to expansion of the capacity of the Project; financing terms and security therefor; changes in the definitive Joint Venture Agreement; termination of the operations of the Project; environmental issues;


14. Subject to the Joint Venture's analysis on the resulting effect to design and capital cost of the Project, the Joint Venture will construct, operate, and maintain the Project in accordance with the environmental standards established in the U.S. National Forests, if such standards are greater than those that apply generally in the Province;


15. The Kanaka Bar Indian Band will iii good faith consider granting the Joint Venture a business grant in the first 5 years of operation of the Project in respect of property taxes and water license fees paid by the Joint Venture to the Kanaka Bar Indian Band , if such grant is for the overall benefit of the Band community;


16. The details concerning other matters affecting the Joint Venture will in good faith be negotiated by the parties following acceptance of these fundamental understandings with a view to settling the definitive Joint Venture Agreement by September 30 , 1994 . In the meantime these fundamental understandings shall constitute an agreement among the parties to proceed with the Project as outlined above.

                       SCHEDULE E to the OPTION AGREEMENT

                        dated for reference July 27, 1994



       ~ Site sketch of Project on Whyeek Indian Reserve No. 4 appended. ~

                              MANAGEMENT CONTRACT


THIS AGREEMENT made as of the 1st day of January, 2001.

BETWEEN:

          POWERHOUSE ENERGY CORP., a company duly incorporated pursuant to the laws of the Province of British Columbia and having an office at Suite 201, 850 West Hastings Street, in the City of Vancouver, in the Province of British Columbia, V6C 1 El

          (the "Company")

                                                               OF THE FIRST PART

AND:

          BANKS ISLAND MANAGEMENT SERVICES INC., of P.O. Box 393 Station "A", in the City of Vancouver, in the Province of British Columbia, V6C 2N2

          (the "Manager")

                                                              OF THE SECOND PART


WHEREAS:

A. The Company is engaged in, inter alia, the business of the development of hydro-electric projects of merit;

B.  The  Company  requires  a  manager  for  the  Company's   business  as  more
particularly set forth in this Agreement.

C. The Manager has the necessary skill and ability to perform the tasks described in this Agreement; and

D. The parties hereto desire to enter into this Agreement to confirm the appointment of the Manager as the manager of the Company and to set forth the respective rights and obligations of the parties hereto.

     NOW THEREFORE THIS AGREEMENT WITNESSES that in consideration of the mutual covenants and promises set forth herein and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged by each, the parties hereto agree as follows

                                    ARTICLE I
                    APPOINTMENT AND AUTHORITY OF THE MANAGER

1.1  Appointment of the Manager

     The Company hereby appoints the Manager to perform certain services for the benefit of the Company as hereinafter set forth and the Company hereby authorizes the Manager to exercise such powers as provided under this Agreement. The Manager accepts such appointment on the terms and conditions herein set forth.

1.2 Authority of the Manager

     The Manager shall have no right or authority, express or implied, to commit or otherwise obligate the Company in any manner whatsoever except to the extent specifically provided herein or specifically authorized in writing by the Company.

1.3 Independent Contractor

     Nothing in this Agreement shall be deemed to require the Manager to provide its services exclusively to the Company and the Manager hereby acknowledges that the Company is not required and shall not be required to make any remittances and payments required of employers by statute on the Manager's behalf and the Manager shall not be entitled to the fringe benefits provided by the Company to its employees.

                                   ARTICLE II
                             THE MANAGER' AGREEMENTS

2.1 General

     The Manager, at the expense of and on behalf of the Company, shall:

     (a) implement or cause to be implemented decisions of the Company in accordance with and as limited by this Agreement;

     (b) at all times be subject to the direction of the Company and shall keep the Company informed as to all material matters concerning the Manager's activities; and

     (c) meet the performance standards that may be reasonably prescribed by the Company from time to time.

2.2 Management Activities

     In carrying out its obligations under this Agreement with respect to the management of the Company, the Manager shall:

     (a)  attend to the administration of all contracts of the Company;

     (b) assist with the negotiations to obtain the necessary permits and approvals for the development of the Company's business;

     (c) prepare a program for the management of the Company's securities which shall address the Company's development on the Canadian Venture Exchange;

     (d) assist in raising venture capital through both private placements of the Company's securities and the public offering of the Company's securities which will include arranging for participation by underwriters and brokers in connection with the sale of the Company's securities to the public;

     (e) co-ordinate the preparation of documents which will qualify securities of the Company for sale to the public which may include engaging and/or liaising with professional advisors as the Manager deems necessary including lawyers, accountants, business consultants, engineers and management firms as required;

     (f) co-ordinate an ongoing marketing program for the Company's securities including preparation of material used by the Company, the distribution of information to underwriters, brokers and shareholders, maintenance of contracts with underwriters and brokers in the United States and Canada on an ongoing basis and apprising them of the Company's development and progress;

     (g) co-ordinate the release of all information about the Company by filing the prescribed form of document with governmental regulatory authorities as may be required from time to time including but not limited to:

                  -        audited and interim financial statements
                  -        quarterly reports
                  -        annual reports
                  -        filing statements
                  -        exchange offering prospectus
                  -        certified copies of directors resolutions
                  -        notices of change of address
                  -        news releases
                  -        annual information form

     (h) do all such acts and things as may be required to foster and facilitate and enhance a positive reputation of the Company and its securities in the market place and on the Canadian Venture Exchange;

     (i) notify the Company of any major inquiry, complaint or request made by the general public or any regulatory authority and deliver to the Company copies of any supporting papers received in connection with such inquiry, complaint and request;

     (j) perform any other services or functions reasonably required by the Company and within the general scope of the Manager' duties as set forth in this Agreement and otherwise operate and manage the public relations activities of the Company in accordance with and as limited by this Agreement; and

     (k) perform all other functions relating to public relations activities of the Company as may be customary and usual for the exclusive expert management of a company of the size and nature of the Company in accordance and as limited by this Agreement.

2.3 Authority of the Manager

     The Company hereby authorizes the Manager, subject to the other provisions of this Agreement, to do all acts and things as the Manager may in its discretion deem necessary or desirable to enable the Manager to carry out its duties.

2.4 Books and Records

     At all times during the term hereof the Manager, at the Company's expense~ shall:

     (a) cause accurate books and records of all expenditures made by it in connection with the public relations activities being performed for the Company and of the time expended by it in performing the services provided for under this Agreement to be kept and keep all invoices, receipts and vouchers relating thereto and to keep the same separate from any other books and records that the Manager may be maintaining;

     (b) keep and maintain such books and records of account at all times at the place or places approved by the Company; and

     (c) furnish the Company or its authorized representatives with all such information as it may from time to time require and during the currency of this Agreement preserve all accounts, records, invoices, receipts, vouchers, books, files and other documents and permit the Company or its authorized representatives to inspect, examine, copy and conduct audits of the books, records, files, securities and other documents of the Company at all reasonable times provided that, on termination of this Agreement the Manager shall return all such documents to the Company.

2.5 Expenses Statements

     The Manager shall on the 10th day of each calendar month during the term hereof, or if a Saturday, Sunday or holiday, the next following business day, render to the Company an itemized statement and accounting of the previous calendar month and for the calendar year to that date, together with such supporting documents as and when the Company may reasonably require, of all expenses which the Company is obligated by this Agreement to reimburse.

2.6 Limitations and Restrictions

     Notwithstanding any provisions of this Agreement, the Manager shall not take any action, expend any sum, make any decision, give any consent, approval or authorization, or incur any obligation with respect to the following matter unless and until the same has been approved by the Company:

     (a) making any expenditure or incurring any obligation by or on behalf of the Company involving a sum in excess of Five Thousand Dollars ($5,000) except for expenditures made and obligations authorized in guidelines approved by the Company or incurred pursuant to and specifically set forth in a Budget therefore approved by the Company.

2.7 Impossibility of Performance

     If the performance of any duty of the Manager set forth in this Agreement is beyond the reasonable control of the Manager, the Manager shall nonetheless be obligated to:

     (a)  use his best efforts to perform such duty; and

     (b) notify the Company that the performance of such duty is beyond its reasonable control.

2.8 Changes in Services

     The Company shall be entitled to order changes and/or deletions from the services as set forth in Section 2.2 by giving written notice to the Manager without invalidating this Agreement. If the Company wishes to make additions to the services that are not within the scope of those activitjes set forth in
Section 2.2, it shall so notify the Manager in writing and the Manager shall, unless he objects in writing within ten (10) days, be deemed to have agreed to perform such additional services and those services shall be deemed to be included in the services required by this Agreement.

2.9 Limitatlon of the Manager's Obligations

     Notwithstanding anything in this Agreement, the Manager shall not be required to expend its own money or to incur any liabilities, obligations, costs, dues, debts, expenses, claims or judgments, whatsoever on its own behalf in excess of Five Hundred Dollars ($500) and if required by the Manager to carry out its duties under this Agreement shall be provided by the Company to the Manager forthwith upon the Manager's request, and the Manager's obligations under this Agreement shall be limited accordingly.

                                   ARTICLE III
                              COMPANY'S AGREEMENTS

3.1 Compensation of the Manager

     As compensation for the management services rendered by the Manager pursuant to this Agreement, the Company agrees to pay to the Manager monthly, on or before the Pt day of each month or if a Saturday, Sunday or holiday the next following business day a management fee equal to Four Thousand Dollars ($4,000) per month to and including July 31, 2001 and thereafter a management fee equal to Six Thousand Dollars ($6,000) per month for the term of this Agreement.

                                   ARTICLE IV
                        DURATION, TERMINATION AND DEFAULT

4.1 Effective Date

     This Agreement shall become effective as of the day and year first above written and shall remain in force for a term of one year subject to earlier termination as provided herein, and will be automatically renewed for a further term of one (1) year unless either party gives written notice of termination not less than one (1) month prior to the expiry of any term.

4.2 Termination

     This Agreement may be terminated:

     (a) by the Company at any time without cause by giving the Manager written notice of such termination at least one (1) month prior to the termination date set forth in such written notice;

     (b) by the Manager at any time by giving the Company written notice of such termination at least one (I) month prior to the termination date set forth in such written notice;

     (c) by the Company upon the occurrence of any default by the Manager by giving written notice to the Manager specifying the nature of such default; a default shall be defined as the occurrence of any one or more of the following:

          (i) The Manager fails to perform any of its services in the manner or within the time required herein or commits or permits a breach of or default in any of its duties, liabilities or obligations hereunder and fails to fully cure or remedy such failure, breach or default within ten (10) days after written notice by the Company to the Manager specifying the nature of such failure, breach or default, or if such breach or default cannot reasonably be cured within ten (10) days, fails to commence such cure or remedy within said ten (10) day period or at any time thereafter fails to diligently prosecute such cure or remedy to completion; and;

          (ii)the Company acting reasonably determines that the Manager has acted, is acting or is likely to act in a manner detrimental to the Company or has violated or is likely to violate the confidentiality of any information as provided for in this Agreement; or

     (d) by the Manager acting reasonably immediately upon the occurrence of any default by the Company by giving written notice to the Company specifying the nature of such default; a default shall include the failure of the Company to pay the management fee as provided for in
          Section 3.1.

4.3 Duties Upon Termination

     Upon termination of this Agreement for any reason, the Manager shall upon receipt of all sums due and owing promptly deliver the following in accordance with the directions of the Company:

     (a) a final accounting, reflecting the balance of expenses incurred on behalf of the Company as of the date of termination; and

     (b) all documents pertaining to the Company or this Agreement, including but not limited to all books of account, correspondence and contracts.

                                    ARTICLE V
                                 CONFIDENTIALITY

5.1 Ownership of Work Product

     All reports, documents, concepts, products and processes together with any marketing schemes, business or sales contracts, or any business opportunities prepared, produced, developed, or acquired~ by or at the direction of the Manager, directly or indirectly, in connection with or otherwise developed or first reduced to practice by the Manager performing the services (collectively the "Work Product") shall belong exclusively to the Company which shall be entitled to all right, interest, profits or benefits in respect thereof. No copies, summaries or other reproductions of any Work Product shall be made by the Manager without the express permission of the Company.

5.2 Confidentiality

     The Manager shall not disclose any information, documents, or Work Product which are developed by the Manager or to which the Manager may have access by virtue of its performance of the services to any person not expressly authorized by the Company for that purpose. The Manager shall comply with such directions as the Company shall make to ensure the safeguarding or confidentiality of all such information, documents, and Work Product.

5.3 Restrictive Covenants

     During the term of this Agreement, the Manager shall devote such of its time, attention, and abilities to the business of the Company as is reasonably necessary for the proper exercise of its duties pursuant to this Agreement. Nothing contained herein shall be deemed to require the Manager to devote its exclusive time, attention and ability to the business of the Company. The Manager shall have the consent of the Company to the minor use of office facilities for personal business.

                                   ARTICLE VI
                                  MISCELLANEOUS

6.1 Severability

     Each provision of this Agreement is intended to be severable; if any term or provision hereof shall be determined by a court of competent jurisdiction to be illegal or invalid for any reason whatsoever, such provision shall be severed from this Agreement and shall not affect the validity of the remainder of this Agreement.

6.2 Waiver; Consents

     No consent, approval or waiver, express or implied, by either party hereto, to or of any breach of default by the other party in the performance by the other party of its obligations hereunder shall be deemed or construed to be a consent or waiver to or of any other breach or default in the performance by such other party of the same or any other obligations of such other party or to declare the other party in default, irrespective of how long such failure continues, shall not constitute a general waiver by such party of its rights under this Agreement, and the granting of any consent or approval in any one instance by or on behalf of the Company shall not be construed to waiver or limit the need for such consent on any other or subsequent instance.

6.3 Governing Law

     This Agreement shall be governed by the laws of the Province of British Columbia.

6.4 No Assignment Permitted

     All of the rights, benefits, duties, liabilities and obligations of the parties hereto shall enure to the benefit of and be binding upon the respective successors of the parties provided that in no circumstance is this Agreement assignable by either party hereto, nor are the shares of the Manager assignable without the consent of the Company.

6.5 Modification of Agreement

     This Agreement constitutes the entire agreement between the parties hereto and to be effective any modification of this Agreement must be in writing and signed by the party to be charged thereby.

6.6 Headings

     The headings of the Sections and Articles of this Agreement are inserted for convenience of reference only and shall not in any manner affect the construction or meaning of anything contained or govern the rights or liabilities of the parties hereto.

6.7 Interpretation

     Whenever the context requires, all words used in the singular number shall be deemed to include the plural and vice versa, and each general shall include any other gender. The use herein of the word "including" when following any gender statement, term or matter, shall not be construed to limit such statement, term or matter to the specific items or matters set forth immediately following such word or to similar items or matters, whether or not non-limited language (such as "without limitation" or "but not limited to" or words of similar import) is used with reference thereto but rather shall be deemed to refer to all other items or matters that could reasonably fall within the broadest possible scope of such general statement, term or matter.

6.8 Notice

     All notices, requests and communications required or permitted hereunder shall be in writing and shall be sufficiently given and deemed to have been received upon personal delivery or a fax or, if mailed, upon the first to occur of actual receipt or seventy-two (72) hours after being placed in the mail in Canada, postage prepared, registered or certified mail, return receipt requested, respectively addressed to the Company or the Manager:

    The Company:                           The Manager:
    Powerhouse Energy Corp.                Banks Island Management Services Inc.
    201-- 850 West Hastings Street         P.O. Box 393 Station "A"
    Vancouver, B.C.                        Vancouver, B.C.
    V6C1E1                                 V6C2N2

    Attention: Mr. Basil Pantages          Attention: Mr. Paul B. Manson

or such other address as may be specified in writing to the other party but notice of a change of address shall be effective only upon the actual receipt.

6.9 Time is of the Essence

     Time is of the essence.

6.10 Further Assurances

     The parties will execute and deliver all such further documents and instruments and do all such further acts and things as may be required to carry out the full intent and meaning of this Agreement and to effect the transactions contemplated hereby.

6.11 Counterparts

     This Agreement may be executed in several counterparts, each of which will be deemed to be an original and all of which will together constitute one and the same instrument.

6.12 References to Agreement

     The terms "this Agreement", "hereof, "herein" "hereby", "hereto" and similar terms refer to this Agreement and not to any particular clause, paragraph or other of this Agreement. References to particular clauses are to clauses of this Agreement unless another document is specified.

6.13 Regulatory Approval

     This Agreement is subject to obtaining the approval of the Canadian Venture Exchange and other such regulatory authorities as having jurisdiction and in the event this Agreement is not approved by the said authorities within one hundred twenty (120) days after the date this Agreement is filed with such regulatory authority, the parties hereto shall forthwith confer and determine whether to alter the terms of this Agreement in order to obtain approval, or to terminate this Agreement. Failure to agree on the appropriate course of action shall result in this Agreement being terminated as at the end of the aforesaid one hundred and twenty (120) day period.

     IN WITNESS WHEREOF the parties have duly executed this Agreement as of the day and year first above written.


THE CORPORATE SEAL OF POWERHOUSE                              )
ENERGY CORP. was hereunto affixed                             )
in the presence of                                            )
                                                              )
/s/ Basil Pantages                                            )
__________________________________                            )              C/S
Authorized Signatory                                          )
                                                              )
                                                              )
__/s/ Signature___________________________                    )
Authorized Signatory                                          )


THE CORPORATE SEAL OF BANKS ISLAND                            )
MANAGEMENT SERVICES INC. was hereunto                         )
affixed in the presence of                                    )
                                                              )
                                                              )
/s/ Paul Manson________________________                       )              C/S
Authorized Signatory                                          )
                                                              )
                                                              )
__________________________________                            )
Authorized Signatory                                          )

                              CONSULTING AGREEMENT

THIS AGREEMENT is made as of the 15th of November, 2002.

BETWEEN:

                  INTERNATIONAL POWEREOUSE ENERGY CORP., Suite
                  # 201, 850 West Hastings Street, Vancouver, British Columbia, V6C 1E1

                  (the "Corporation")
AND:

                  E.A. HODGSON & ASSOCIATES INC., 3506 West 26th
                  Avenue, Vancouver, British Columbia V6S 1N7

                  (the "Consultant")

WEEREAS:

(A) The Corporation wishes to engage the Consultant to provide consulting services as set out hereunder;

(B) The Consultant wishes to provide consulting services for the Corporation as set out hereunder;

NOW THEREFORE in consideration of the mutual covenants and agreements contained in this agreement and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties agree as follows:

1. DEFINITIONS

In this agreement:

     (a) "Agreement" means this agreement as it may be amended from time to time;

     (b) "Confidential Information" means all confidential or proprietary information, Intellectual property (including trade secrets), material changes and facts relating to the business and affairs of the Corporation that have not been disseminated to the public.

2. CONSULTANT COVENANTS

The Consultant covenants and agrees as follows:

     (a) to introduce and to communicate to the consultant's database of government and business, the merits of the Corporations business, through direct contact, telephone, one on one meetings and Internet/email;

     (b) to arrange meetings with its key contacts;

     (c) to arrange for articles from trade publications, news wires services, financial news media;

     (d) to introduce the Corporation to corporate finance specialists to assist with funding requirements;

     (e) to represent the Corporation at conferences and tradeshows;

     (f) to utilize the services of other organizations if deemed advisable by the Consultant but only with the approval, in writing, of the Corporation before utilizing such services;

     (g) to cause the officers, directors and employees of the Consultant not to disclose any Confidential Information;

     (h)  to  provide  the  Corporation  with  regular  reports   detailing  the
     Consultant's activities and progress; and

     (i) to provide such other services as the parties may mutually agree.

3. CORPORATION COVENANTS

The Corporation covenants and. agrees as follows:

     (a) to pay the Consultant's fees as set out in this contract;

     (b) the Corporation acknowledges that the Consultant's services provided under the agreement are for the purpose of government relations and no warranty is implied as to the effect it will have on the market price of the Corporation's stock; and

     (c) to keep the Consultant informed of the Corporation's business to the extent required for the Consultant to effectively attend to its business.

4. FEE SCHEDULE

As compensation for the Consultant services as set out herein, the Corporation agrees to pay the Consultant as follows:

     (a) payment in the value of CDN$2,500.00 shall be paid monthly during the term of this Agreement, commencing November 15th, 2002 (the "Commencement Date") which represents compensation for 40 hours or less of consulting and services;

     (b) additional time over and above 40 hours in any one month will be compensated at the rate of $62.50 per hour;

     (c) for all pre-agreed out-of-pocket expenses and expenses paid to third parties shall be pre-authorized, in writing, with the consent of both parties in advance, without limiting the generality of the foregoing shall include: postage, courier, office supplies, photocopies, long distance charges;

     (d) for all pre-agreed, in writing, expenditures for entertainment, travel and meetings shall be for the account of the party incurring such expenditures and. are not to be set off against any other fees or payment unless the parties hereto have agreed otherwise; and

     (e) fees and expenses are billed monthly and are due within 30 days of receipt of invoice.

5. TERMS OF AGREEMENT

The Agreement is for a minimum term of six (6) months from the 15th day of November, 2002 (the "Commencement Date") and shall automatically renew for an additional six (6) months on the same terms and conditions herein-until termination.

6. TERMINATION

The Agreement may be terminated by either party not earlier than sixty (60) days after the Commencement Date, or at any time thereafter whereby the termination party shall notify the other party by providing thirty (30) days written notice of such intent to terminate.

7. RELATIONSHIP

The relationship of the Consultant to the Corporation is that of an independent contractor.

8. CONFLICTS

The Consultant is in the business of providing similar services to other companies and such services as provided to others, which may or may not be similar to the business of the Corporation, will not be a breach of this Agreement or considered a conflict of interest.

9. NO USE OF CONFIDENTIAL INFORMATION

During  at and at all  times  after  the  termination  of  this  Agreement,  the
Consultant shall not use and shall keep confidential all Confidential Information, except in the course of providing services and this Agreement to a person who is employed by the Corporation, or with the Corporation's prior written consent. In the event of termination, the Consultant shall return immediately all Confidential Information and any product developed for the Corporation including lists of contacts which shall be the property of the
Corporation and immediately returned to the Corporation. The foregoing restrictions shall not apply to any Confidential Information if:

     (a) the Confidential Information has been available to the public; or

     (b) Disclosure is required to be made by operation of law, in which case the Consultant will notify the Corporation immediately upon learning of that requirement; or

     (c) the Consultant has received the Corporation's prior written approval.

10. NOTICE

Any notice or communication to be given or made under this agreement must be in writing and must addressed as follows:

          (a)     if to the Consultant:

                  E.A. Hodgson and Associates Inc.
                  3506 West 26th Avenue
                  Vancouver, B.C. V6S lN7
                  Attention:   Eugene Hodgson, President

                  Phone: 604-899-6470
                  Facsimile: 604-899-6471

          (b)     if to the Corporation:

                  International Powerhouse Energy Corp.
                  Suite #201, 850 West Hastings St.
                  Vancouver, B.C., V6C 1E1

                  Telephone: (604) 689-2991
                  Facsimile: (604) 689-2990

and will be deemed to be properly given or made on the earliest of the following:

               (i)  actual delivery;

               (ii) forty-eight  (48)  hours  after  being  sent  by  commercial courier service;

               (iii)the day  following  which any  telecopier  message  is sent.

Notice of change of address for the purpose of notice will also be governed by this section.

11. ASSIGNMENT

This Agreement may not be assigned by either party without the prior written consent of the other party and the shares of the Consultant shall not be transferred without the written consent of the Corporation.

12. HEADINGS

The inclusion of headings in this Agreement is for convenience of reference only and is not to affect construction or interpretation.

13. INVALIDITY OF PROVISIONS

Any provision of this Agreement that is prohibited or unenforceable in any jurisdiction will, as to that jurisdiction, be ineffective to the extent of the prohibition or unenforceable without invalidating the remaining provisions of the Agreement, and any prohibition or unenforceability in any jurisdiction will not invalidate or render unenforceable that provision in any other jurisdiction. For any provision served, there will be deemed substituted a like provision to accomplish the intent of the parties as closely as possible to the provision as drafted, as determined by any court or arbitrator having jurisdiction over any relevant proceeding, to the extent permitted by the applicable law.

14. ENTIRE AGREEMENT

This Agreement constitutes the entire agreement between the parties pertaining to the subject matter. There are no warranties, representations or agreements between the parties in connection with the subject matter except as are specifically set out or referred to in this Agreement. No reliance is placed on any representation1 opinion, advice or assertion of fact made by either party or its directors, officers or agents to the other party, or its directors, officers or agents, except to the extent that the same has been reduced to writing and included as a term of this Agreement. Accordingly, there is to be no liability, either in. tort or in contract, assessed in relation to any such representation, opinion, advise or assertion of fact, except to the extent aforesaid.

15. WAIVER AMENDMENT

No amendment to this Agreement shall be valid or binding unless set forth in writing arid duly executed by all of the parties hereto. No waiver of any breach of any provision of this Agreement shall be effective or binding unless made in writing and signed by the party purporting to give the same and, unless otherwise provided in the written waiver, shall be limited to the specific breach waived. All rights and remedies are cumulative and concurrent an exercise of one right or remedy shall not be deemed or waiver or release of any other right or remedy.

16. CURRENCY

All amounts in this Agreement are stated and will be paid in Canadian currency.

17. GOVERNING LAW

This Agreement is to governed by and construed in accordance with the laws of the Province of British Columbia.

18.               TIME IS OF THE ESSENCE

Time shall be of the essence of this Agreement.

IN WITNESS WHEREOF the Corporation and the Consultant have executed this Agreement as of the day and year first above written.

The Corporate Seal of INTERNATIONAL                  )
POWERHOUSE ENERGY CORP.                              )
was affixed in the presence of::                     )
                                                     )                       C/S
                                                     )            [SEAL OMITTED]
Per:    /s/ Basil Pantages                           )
        Authorized Signatory                         )
                                                     )
Per:    /s/ Signature                                )
        Authorized Signatory                         )
                                                     )

The Corporate Seal of E.A. HODGSON AND               )
ASSOCIATES INC.  was affixed in the                  )
Presence of:                                         )
                                                     )
                                                     )                       C/S
Per:    /s/ Eugene Hodgson                           )
        Eugene A. Hodgson, President                 )

                           PUBLIC RELATIONS AGREEMENT

THIS AGREEMENT is made as of the 31 day of December, 2002.

BETWEEN:

               INTERNATIONAL POWERHOUSE ENERGY CORP., a company duly incorporated pursuant to the laws of the Province of British Columbia and having an office at Suite 201 -- 850 West Hastings Street, Vancouver, British Columbia V6C 1E1

               (the "Company")

AND:

               BGC CONSULTANTS LIMITED, a company duly incorporated pursuant to the laws of the Province of British Columbia and having an office at 5883 Walker Avenue, Bumaby, British Columbia, V5E 3B3

               ("BGC")


WHEREAS:

(A) BGC has entered into an agreement with the Company whereby BGC has agreed to provide public relations services to the Company;

(B) The Company is engaged in the business of the development and marketing of hydro-electric and wind generated energy;

(C) The Company wishes to engage BGC to assist it in providing public relation services for the Company on the terms and subject to the conditions hereinafter set forth.

NOW THEREFORE THIS AGREEMENT WITNESSES THAT the parties mutually agree as follows:

1. ENGAGEMENT

1.1 Subject to the terms and conditions hereof, BGC hereby agrees to provide the public relations services set out in ss.2.1 hereof (the "Services").

1.2 BGC hereunder will commence on January 1, 2003 (the "Effective Date") and will continue for a term of one year (12) months from the Effective Date unless earlier terminated in accordance with Part 5 hereof (the "Term").

1.3 This Agreement may be renewed at the end of the Term by agreement in writing of the parties for a further term of such duration as may be agreed by the parties.

2. SERVICES

2.1 BGC will use its best efforts to promote the Business and the Company, and without limiting the generality of the foregoing, will provide public relations services to the Company with the general objective of expanding the interest and awareness of existing and potential investors and the brokerage and financial community regarding the Business and the Company's activities by:

     (a) developing a modest advertising program for the purpose of generating investor leads;

     (b) developing, maintaining, and monitoring a program to create investor awareness of the Company and to keep those investors updated and informed through regular communications;

     (c) initiating coverage of the Company by newsletter writers and financial commentators; and

     (d) doing all such acts and things as may be required to foster, facilitate and enhance a positive reputation for the Company in the marketplace.

2.2 BGC will perform the Services in a diligent, professional and efficient manner to preserve and enhance the Company's corporate image and will faithfully devote the time, effort and ability necessary to perform the Services.

2.3 BGC will perform the Services so as to comply with all applicable securities legislation, regulations, rules and policies in the United States and Canada.

2.4 BGC will perform the services under the guidance of and subject to the direction of the Board of Directors of the Company

3. CONSIDERATION

3.1 The Company will pay BGC a fee of $10,000, payable on the first business day of each month during the Term, against a monthly invoice.

3.2 The Company will also reimburse reasonable out-of-pocket expenses actually incurred by BGC in the performance of the Services, to be approved in writing by the Company in advance, and to be paid within 30 days of receipt of invoices and receipts delivered to the Company.

4. RELATIONSHIP OF THE PARTIES

4.1 The Services to be performed by BGC hereunder are personal in character and neither this Agreement nor any rights or benefits arising thereunder are assignable by BGC and the shares of BGC shall not be transferred without the written consent of the Company. In performing the Services, BGC will operate as, and will have the status of, independent contractor and will not act or hold themselves out as, or be an agent of the Company.

5. TERMINATION

5.1 This Agreement may be terminated forthwith at any time by either party on 30 days prior written notice to the other party.

5.2 Upon termination of this Agreement for any reason, BGC will deliver to the Company all documents pertaining to the Company or its Business, including but not limited to all correspondence, reports, contracts, databases related to the Company and anything included in the definition of "Work Product" set out in ss.6.1 hereof.

6. CONFIDENTIALITY

6.1 All reports, documents, contact lists, concepts and products together with any business contracts or any business opportunities prepared, produced, developed or acquired by BGC directly or indirectly, in connection with BGC performing the Services (collectively, the "Work Product") will belong exclusively to the Company which will be entitled to all rights, interest, profits or benefits in respect thereof.

6.2 No copies, summaries or other reproductions of any Work Product will be made by BGC without the express permission of the Company.

6.3 BGC will not disclose any information, documents or Work Product which is developed by BGC or to which BGC may have access by virtue of its performance of the Services to any person not expressly authorized by the Company for that purpose. BGC will comply with such directions as the Company may make to ensure the safeguarding or confidentiality of all such information, documents and Work Product.

6.4 BGC may not disseminate nor distribute to the media, members of the public, shareholders of the Company, prospective investors, members of the investment or brokerage community, securities regulators or any other third party any of the Work Product or any other written or printed information about the Company or its Business, without the Company first reviewing and approving the Work Product or other information prior to dissemination or distribution.

7. NOTICES

7.1 Any notice, direction or other instrument required or permitted to be given under e provisions of this Agreement will be in writing and may be given by delivery of the same or by mailing the same by prepaid, registered or certified mail or by sending the same by fax or other similar form of communication, in each case addressed as follows:

          (a)     if to the Company:

                  International Powerhouse Energy Corp.
                  Suite 201-- 850 West Hastings Street
                  Vancouver, B.C. V6C 1E1

                  Attention:    Mr. Paul B. Manson
                  Facsimile: (604) 689-2990

          (b)     if to BGC:

                  BGC Consultants Ltd.
                  5883 Walker Avenue
                  Burnaby, B.C. V5E 3B3

                  Attention:    Mr. Bill G. Caisbeck
                  Facsimile: (604) 436-2313

7.2 Any notice, direction or other instrument aforesaid, if delivered, will be deemed to have been given and received on the day it was delivered, and if mailed, will be deemed to have been given and received on the fifth business day following the day of mailing except in the event of disruption of the postal service in which event notice will be deemed to be received only when actually received and, if sent by fax or other similar form of communication, be deemed to have been given or received on the day it was so sent.

7.3 Any party may at any time give to the other notice in writing of any change of address of the party giving such notice and from and after the giving of such notice the address or addresses therein specified will be deemed to be the address of such party for the purposes of giving notice hereunder.

8. FURTHER ASSURANCES

8.1 Each party will at any time and from time to time, upon the request of the other, execute and deliver such further documents and do such further acts and things as such other party may reasonably request in order to evidence, carry out and give full effect to the terms, conditions, intent and meaning of this Agreement.

9. ENUREMENT

9.1 This Agreement will enure to the benefit of and be binding on the parties to this Agreement and their respective successors and permitted assigns.

10. TSX VENTURE EXCHANGE APPROVAL

10.1 This Agreement subject to the approval of the TSX Venture Exchange and BGC will provide the Company with a Form 2A and all other requirements to assist the Company in obtaining TSX Venture Exchange approval.

11. LAW

11.1 This Agreement will be governed by and construed in accordance with the laws or the jurisdictions in which the parties are incorporated and the parties hereby irrevocably attorn to the courts of such jurisdictions.

IN WITNESS WHEREOF this Agreement has been executed by the parties hereto on the day and year first above written.

    The Corporate Seal of INTERNATIONAL                         )
    POWERHOUSE ENERGY CORP.                                     )
    was affixed in the presence of:                             )
                                                                )
                                                                )            C/S
    Per:  _/s/ Paul Manson______________________                )
          Authorized Signatory                                  )
                                                                )
                                                                )
    Per: __/s/ Basil Pantages_________________                  )
          Authorized Signatory                                  )


    The Corporate Seal of BGC CONSULTANTS                       )
    LIMITED was affixed in the presence of:                     )
                                                                )
                                                                )            C/S
    Per:  _/s/ B. Calsbeck________________________              )
            Authorized Signatory

                              EMPLOYMENT AGREEMENT

THIS AGREEMENT is made as of the 31st of December, 2002.

BETWEEN:

                   POWERHOUSE ELECTRIC CORP., Suite # 201, 850 West Hastings Street, Vancouver, British Columbia, V6C IE1

                   (the "Company")

AND:

                   ANTHONY 0. DUGGLEBY, Businessman, of 1161 Ambrose Avenue, Prince Rupert, British Columbia, V8J 2C5

                   (the "Duggleby")

WHEREAS:

(A) The Company has employed Duggleby as its Supervisor of Field Operations and wishes to provide for the continuing employment of Duggleby in that capacity.;

(B) The Company and Duggleby have agreed to set forth the respective obligations of each in connection with the employment by the Company of Duggleby as its supervisor of Field Operations.

NOW THEREFORE in consideration of the mutual covenants and agreements contained in this agreement and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties agree as follows:

1. DEFINITIONS

In this agreement:

     (a) "Agreement" means this agreement as it may be amended from time to time;

     (b) "Annual Compensation" means the sum of the aggregate of the annual salary of Duggleby, payable to Duggleby by the Company during the last fiscal year of the Company;

     (c) "Confidential Information" means all confidential or proprietary information, intellectual property (including trade secrets), material changes and facts relating to the business and affairs of the Company that have not been disseminated to the public;

     (d) "Date of Termination" shall mean the date of termination of Duggleby's employment, whether by Duggleby or by the Company;

     (e) "Good Reason" shall include, without limitation, the occurrence of any of the following without Duggleby's written consent (except in connection with the termination of the employment of Duggleby for cause):

          (i) a material change in Duggleby's position or duties with the Company;

          (ii) a reduction by the Company of Duggleby's salary, benefits or any other form of remuneration or any change in the basis upon which Duggleby's salary, benefits or any other form of remuneration payable by the Company which would result in a reduction or any failure by the Company to increase Duggleby's salary, benefits or any other forms of remuneration payable by the Company in accordance with existing practices;

          (iii) any material breach by the Company of any provision of this Agreement;

     (f) "Just Cause" shall be given its common law meaning;

     (g) "Normal Retirement Date" shall mean the date as of which Duggleby would be required to retire, determined in accordance with the Company's practices and policies relating to retirement generally applicable to its officers and in effect immediately prior to the Date of Termination, whichever is more favourable to Duggleby;

     (h) "Retirement" shall mean the retirement of his employment by Duggleby on the Normal Retirement Date.

2. COVENANTS OF DUGGLEBY AND THE COMPANY

Duggleby hereby covenants and agrees as follows:

     (a) Duggleby shall report to the Company's Board of Directors, the merits of the Company's business and with regular reports detailing Duggleby's activities and progress; through direct contact, telephone, one on one meetings and Internet/email and in accordance with the policies, procedures and resolutions approved by the Company's Board of Directors;

     (b) to manage all field operations and employees of the Company in the field;

     (c) not disclose any Confidential Information;

     (d) to provide such other services as the parties may mutually agree; and

     (e) Duggleby  agrees to use his best efforts to  diligently  exercise  such
     powers  and   authorities  so  as  to  efficiently   provide  the  services
     contemplated herein.

The Company hereby covenants and agrees as follows:

     (a) the Company hereby grants and delegates to Duggleby all such powers and authorities as are necessary or appropriate to the proper carrying out of his duties hereunder;

     (b) Duggleby's appointment as Supervisor of Field Operations for the Company shall be continued throughout the Term of this Agreement unless the Board of Directors of the Company determines that the size of the Company and workload makes it necessary to split his position and have some of the functions performed by a separate individual;

     (c) to pay Duggleby's fees as set out in this Agreement; and

     (d) to keep Duggleby informed of the Company's business to the extent required for Duggleby to effectively attend to its business.

3. COMPENSATION

As compensation for Duggleby's services as set out herein, the Company agrees to pay Duggleby as follows:

     (a) Subject to adjustments as may be agreed upon by Duggleby and the Company from time to time, the Company shall pay to Duggleby, in consideration for the services to be performed by Duggleby for the Company a salary on a monthly basis of CDN$500.00 per month, to be paid monthly on the first business day of each month during the term of this Agreement, commencing January 1, 2003 (the "Commencement Date");

     (b) All  pre-agreed  out-of-pocket  expenses  and  expenses  paid to  third parties shall be pre-authorizeci, in writing, with the consent of both parties in advance, and without limiting the generality of the foregoing shall include: postage, courier, office supplies, photocopies, long distance charges; and

     (c) fees and expenses are billed monthly and are due within 30 days of receipt of invoice.

4. TERMS OF AGREEMENT

The Agreement is for a minimum term of three (3) years from the 1St day of January 2003 (the "Commencement Date").

5. TERMINATION

In this agreement:

     (a) The Agreement may be terminated at any time whereby the terminating party shall notify the other party by providing ninety (90) days written notice of such intent to terminate;

     (b) If there is Just Cause then this Agreement may be terminated by the Company by not less than one (1) day's written notice;

     (c) If this Agreement shall be terminated as provided for in this paragraph S and if the Company shall pay all monies then owing to Duggleby as contemplated by this Agreement, Duggleby shall not have any claim against the Company whatsoever for damages for wrongflti termination, improper notice, breach of contract or any other reason whatsoever;

     (d) Duggleby has agreed with the Company that this Agreement may be terminated as herein provided notwithstanding any law, rule, judgment, or regulation to the contrary, it being the intention of the parties that they are entering into this Agreement on the understanding that Duggleby has been compensated for any period of longer notice to which he would otherwise be entitled by law; and

     (e) In exchange for the payment contemplated in this paragraph 5, Duggleby shall execute such release as the Company may reasonably require and will execute such resignation from any position he may have held as an officer of the Company in such form as the Company may require.

6. RELATIONSHIP

The relationship of Duggleby to the Company is that of employee.

7. CONFLICTS

Duggleby is in the business of providing similar services to other companies as set out in Schedule "A" and such services as provided to the entities set out in Schedule "A", with respect to the seven projects set out in Schedule "A", which may or may not be similar to the business of the Company, will not be a breach of this Agreement or considered a conflict of interest. Duggleby is specifically precluded from providing such similar services to any other entities and/or projects other than those set out in Schedule "A".

8. NO USE OF CONFIDENTIAL INFORMATION

During and at all times after the termination of this Agreement, Duggleby shall not use and shall keep confidential all Confidential Information, except in the course of providing services exempt as set out in Schedule "A" to a person who is employed by the Company, or with the Company's prior written consent. In the event of termination, Duggleby shall return immediately all Confidential Information and any product developed for the Company including lists of contacts which shall be the property of the Company and immediately returned to the Company. The foregoing restrictions shall not apply to any Confidential Information if:

     (a) the Confidential Information has been available to the public; or

     (b) Disclosure is required to be made by operation of law, in which case Duggleby will notify the Company immediately upon learning of that requirement; or

     (c) Duggleby has received the Company's prior written approval.

9. NOTICE

Any notice or communication to be given or made under this agreement must be in writing and must addressed as follows:

              (a)     if to Duggleby:
                     1161 Ambrose Avenue,
                     Prince Rupert, British Columbia, V8J 2C5

                     Telephone: (250) 624-4886
                      Facsimile:   (604) 602-9329

              (b)     if to the Company:

                     Powerhouse Electric Corp.
                     Suite #201, 850 West Hastings St.
                     Vancouver, B.C., V6C 1E1

                     Telephone: (604) 689-2991
                     Facsimile:    (604) 689-2990

and will be deemed to be properly given or made on the earliest of the following:

                    (i) actual delivery;

                    (ii) forty-eight (48) hours after being sent by commercial courier service;

                    (iii) the day following which any telecopier message is sent.

Notice of change of address for the purpose of notice will also be governed by this section.

10. ASSIGNMENT

This Agreement may not be assigned by either party without the prior written consent of the other party.

11. HEADINGS

The inclusion of headings in this Agreement is for convenience of reference only and is not to affect construction or interpretation.

12. INVALIDITY OF PROVISIONS

Any provision of this Agreement that is prohibited or unenforceable in any jurisdiction will, as to that jurisdiction, be ineffective to the extent of the prohibition or unenforceable without invalidating the remaining provisions of the Agreement, and any prohibition or unenforceability in any jurisdiction will not invalidate, or render unenforceable that provision in any other jurisdiction. For any provision severed, there will be deemed substituted a like provision to accomplish the intent of the parties as closely as possible to the provision as drafted, as determined by any court or arbitrator having jurisdiction over any relevant proceeding, to the extent permitted by the applicable law.

13. ENTIRE AGREEMENT

This Agreement constitutes the entire agreement between the parties pertaining to the subject matter. There are no warranties, representations or agreements between the parties in connection with the subject matter except as are specifically set out or referred to in this Agreement. No reliance is placed on any representation, opinion, advice or assertion of fact made by either party or its directors, officers or agents to the other party, or its directors, officers or agents, except to the extent that the same has been reduced to writing and included as a term of this Agreement. Accordingly, there is to be no liability, either in tort or in contract, assessed in relation to any such representation, opinion, advise or assertion of fact, except to the extent aforesaid.

14. WAIVER AMENDMENT

No amendment to this Agreement shall be valid or binding unless set forth in writing and duly executed by all of the, parties hereto. No waiver of any breach of any provision of this Agreement shall be effective or binding unless made in writing and signed by the party purporting to give the same and, unless otherwise provided in the written waiver, shall be limited to the specific breach waived. All rights and remedies are cumulative and concurrent and exercise of one right or remedy shall not be deemed a waiver or release of any other right or remedy.

15. CURRENCY

All amounts in this Agreement are stated and will be paid in Canadian currency.

16. GOVERNING LAW

This Agreement is to governed by and construed in accordance with the laws of the Province of British Columbia.

17. TIME IS OF THE ESSENCE

Time shall be of the essence of this Agreement.

18. SEVERABILITY

Should any part of this Agreement be declared or held invalid for any reason, such invalidity shall not affect the vailidity of the remainder which shall continue in force and effect and be construed as if this Agreement had been executed without the invalid portion and it is hereby declared the intention of the parties hereto that this Agreement would have been executed without reference to any portion which may, for any reason, be hereafter declared or held invalid.

IN WITNESS WHEREOF the Company and Duggleby have executed this Agreement as of the day and year first above written.

   The Corporate Seal of                             )
   POWERHOUSE ELECTRIC CORP.                         )
   was affixed in the presence of:                   )
                                                     )
                                                     )
    Per:  _/s/ Basil Pantages___________________     )                       C/S
           Authorized Signatory                      )
                                                     )
    Per:  _/s/ Joe DeVries_______________            )
           Authorized Signatory                      )




   Signed, Sealed and Delivered by ANTHONY           )
   O. DUGGLEBY in the presence of:                   )
                                                     )
                                                     )
   __/s/ Sam Kenny______________________________     )   __/s/ Anthony Duggleby_
   Witness (Signature)                               )       ANTHONY O. DUGGLEBY
                                                     )
                                                     )
   __Sam Kenny_____________________________          )
   Name (please print)                               )
                                                     )
                                                     )
   ___201-2159 Wall Street_________________________  )
   Address                                           )
                                                     )
                                                     )
   __Vancouver, BC__________________________         )
   City, Province                                    )

                                  SCHEDULE "A"

    Projects Exempt:

    Inverness Management Company Inc.
           Tyee Wind Farm                         (Underway) (funded)
           Mt. Hays                               (Underway)
           Bank's Island                          (Underway)
           Porcher Island                         (Underway)

    Orca Power Inc.
           Dent Rapids/Florence Lake               (Underway)
           Texada Island                           (Underway)
           Powell River                            (Underway)

                            POWERHOUSE ELECTRIC CORP.
                                 (the "Company")

                              DIRECTOR'S RESOLUTION

The following Resolutions having been consented to in writing by all of the Directors of the Company shall be deemed to have the same force and effect as if passed at a Meeting of Directors duly called and properly constituted for the transaction of business.

WHEREAS the Company has entered into an Employment Agreement (the "Agreement") with Anthony 0. Duggleby ("Duggleby") as Supervisor of Field Operations for the Company, dated December, 2002, at a monthly fee of $500.00 Cdn. per month, at a minimum rate equivalent to an annual salary of $6,000.00 Cdn., commencing February 1, 2003, and continuing for an indefinite period of time, a copy of the Agreement is attached hereto and marked as Schedule "A".

NOW THEREFORE BE IT RESOLVED THAT:

1. The Agreement, as described above, and the form of which is attached as Schedule "A" to these Resolutions, is hereby ratified, confirmed and approved;

2. The terms of the Agreement are hereby ratified, adopted and confirmed and the action of any one (1) director or officer of the Company in executing and delivering the Agreement on behalf of the Company, be and the same is hereby approved;

3. Any one (1) director or officer of the Company be and he is hereby authorized to sign any certificates, deeds, documents, agreements, instruments, declarations and writings as he in his discretion may approve or consider necessary, desirable or useful for the purpose of giving effect to the Agreement and execution accordingly will be conclusive evidence against the Company of such authority.

                   DATED as of the ___31__day of December, 2002.


_____/s/Basil Pantages__________________     ___/s/ C. Chase Hoffman____________
BASIL PANTAGES                               C. CHASE HOFFMAN


__/s/ Joe DeVries_______________________
JOE DeVRIES

                (THESE RESOLUTIONS MAY BE SIGNED IN COUNTERPART)

                              MANAGEMENT CONTRACT


THIS AGREEMENT is made as of the 21 day of December, 2002


BETWEEN:

          SEA BREEZE ENERGY INC., a company duly incorporated pursuant to the laws of the Province of British Columbia and having an office at Box 393, Station A, Bentall Centre, Vancouver, British Columbia, V6C 1N2

          (the "Company")


AND:

          INVERNESS MANAGEMENT GROUP INC., a company duly incorporated pursuant to the laws of the Province of British Columbia and having an office at 1161 Ambrose Avenue, Prince Rupert, British Columbia, V8J 1S1

          (the "Manager")


WHEREAS:

(A) The Company is engaged in, inter alia, the business of the development of wind energy projects of merit;

(B) The Company requires a manager for the Company's business as more particularly set forth in this Agreement;

(C) The Manager has the necessary skill and ability to perform the tasks described in this Agreement; and

(D) The parties hereto desire to enter into this Agreement to confirm the appointment of the Manager as the manager of the Company and to set forth the respective rights and obligations of the parties hereto.

NOW THEREFORE THIS AGREEMENT WITNESSES that in consideration of the mutual covenants and promises set forth herein and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged by each, the parties hereto agree as follows:

                                     PART 1
                    APPOINTMENT AND AUTHORITy OF THE MANAGER

Appointment of the Manager

1.1 The Company hereby appoints the Manager to perform certain services for the benefit of the Company as hereinafter set forth and the Company hereby authorizes the Manager to exercise such powers as provided under this Agreement. The Manager accepts such appointment on the terms and conditions herein set forth.

Authority of the Manager

1.2 The Manager shall have no right or authority, express or implied, to commit or otherwise obligate the Company in any manner whatsoever except to the extent specifically provided herein or specifically authorized in writing by the Company.

Independent Contractor

1.3 Nothing in this Agreement shall be deemed to require the Manager to provide its services exclusively to the Company and the Manager hereby acknowledges that the Company is -not required and shall not be required to make any remittances and payments required of employers by statute on the Manager's behalf and the Manager shall not be entitled to the fringe benefits provided by the Company to its employees.

                                     PART 2
                             THE MANAGER' AGREEMENTS

General

2.1 The Manager, at the expense of and on behalf of the Company, shall:

     (a) implement or cause to be implemented decisions of the Company in accordance with and as limited by this Agreement;

     (b) at all times be subject to the direction of the Company and shall keep the Company informed as to all material matters concerning the Manager's activities; and

     (c) meet the performance standards that may be reasonably prescribed by the Company from time to time.

Management Activities

2.2 In carrying out its obligations under this Agreement with respect to the management of the Company, the Manager shall:

     (a) attend to the administration of all contracts of the Company;

     (b) assist with the negotiations to obtain the necessary permits and approvals for the development of the Company's business;

     (c) do all such acts and things as may be required to foster and facilitate and enhance a positive reputation of the Company;

     (d) notify the Company of any major inquiry, complaint or request made by the general public or any regulatory authority and deliver to the Company copies of any supporting papers received in connection with such inquiry, complaint and request;

     (e) perform any other services or functions reasonably required by the Company and within the general scope of the Manager' duties as set forth in this Agreement and otherwise operate and manage the Company in accordance with and as limited by this Agreement;

     (f) commit to act diligently for the Company on average of 30 hours per week.

Authority of the Manager

2.3 The Company hereby authorizes the Manager, subject to the other provisions of this Agreement, to do all acts and things as the Manager may in its discretion deem necessary or desirable to enable the Manager to carry out its duties.

Books and Records

2.4 At all times during the term- hereof the Manager, at the Company's expense, shall:

     (a) cause accurate books and records of all expenditures made by it in connection with the activities being performed for the Company and of the time expended by it in performing the services provided for under this Agreement to be kept and keep all invoices, receipts and vouchers relating thereto and to keep the same separate from any other books and records that the Manager may be maintaining;

     (b) keep and maintain such books and records of account at all times at the place or places approved by the Company; and

     (c) furnish the Company or its authorized representatives with all such information as it may from time to time require and during the currency of this Agreement preserve all accounts, records, invoices, receipts, vouchers, books, files and other documents and permit the Company or its authorized representatives to inspect, examine, copy and conduct audits of the books, records, files, securities and other documents of the Company at all reasonable times provided that, on termination of this Agreement the Manager shall return all such documents to the Company.

Expenses Statements

2.5 The Manager shall on the 10th day of each calendar month during the term hereof, or if a Saturday, Sunday or holiday, the next following business day, render to the Company an itemized statement and accounting of the previous calendar month and for the calendar year to that date, together with such supporting documents as and when the Company may reasonably require, of all expenses which the Company is obligated by this Agreement to reimburse.

Limitations and Restrictions

2.6 Notwithstanding any provisions of this Agreement, the Manager shall not take any action, expend any sum, make any decision, give any consent, approval or authorization, or incur any obligation with respect to the following matter unless and until the same has been approved by the Company:

     (a) making any expenditure or incurring any obligation by or on behalf of the Company involving a sum in excess of Five Thousand Dollars ($5,000) except for expenditures made and obligations authorized in guidelines approved by the Company or incurred pursuant to and specifically set forth in a Budget therefore approved by the Company.

Impossibility of Performance

2.7 If the performance of any duty of the Manager set forth in this Agreement is beyond the reasonable control of the Manager, the Manager shall nonetheless be obligated to:

     (a) use his best efforts to perform such duty; and

     (b) notify the Company that the performance of such duty is beyond its reasonable control.

Changes in Services

2.8 The Company shall be entitled to order changes and/or deletions from the services as set forth in Section 2.2 by giving written notice to the Manager without invalidating this Agreement. If the Company wishes to make additions to the services that are not within the scope of those activities set forth in
Section 2.2, it shall so notify the Manager in writing and the Manager shall, unless he objects in writing within ten (10) days, be deemed to have agreed to perform such additional services and those services shall be deemed to be included in the services required by this Agreement.

Limitation of the Manager's Obligations

2.9 Notwithstanding anything in this Agreement, the Manager shall not be required to expend its own money or to incur any liabilities, obligations, costs, dues, debts, expenses, claims or judgments, whatsoever on its own behalf in excess of Five Hundred Dollars ($500) and if required by the Manager to carry out its duties under this Agreement shall be provided by the Company to the Manager forthwith upon the Manager's request, and the Manager's obligations under this Agreement shall be limited accordingly.

                                     PART 3
                              COMPANY'S AGREEMENTS

Compensation of the Manager

3.1 As compensation for the management services rendered by the Manager pursuant to this Agreement, the Company agrees to pay to the Manager monthly, on or before the 1st day of each month or if a Saturday, Sunday or holiday the next following business day a management fee equal to Six Thousand Dollars (CDN$6,000.00) per month to and including the month in which the Company receives its first project approval certificate and thereafter a management fee equal to Nine Thousand Dollars (CDN$9,000.OO) per month for the term of this Agreement.


                                     PART 4
                        DURATION, TERMINATION AND DEFAULT

Effective Date

4.1 This Agreement shall become effective as of the day and year first above written and shall remain in force for a term of three years subject to earlier termination, and will be automatically renewed for a further term of one (1) year unless either party gives written notice of termination not less than one
(1) month prior to the expiry of any term.

Termination

4.2 This Agreement may be terminated:

     (a) by the Company upon the occurrence of any default by the Manager by giving written notice to the Manager specifying the nature of such default; a default shall be defined as the occurrence of any one or more of the following:

          (i) The Manager fails to perform any of its services in the manner or within the time required herein or commits or permits a breach of or default in any of its duties, liabilities or obligations hereunder and fails to fully cure or remedy such failure, breach or default within ten (10) days after written notice by the Company to the Manager specifying the nature of such failure, breach or default, or if such breach or default cannot reasonably be cured within ten (10) days, fails to - commence such cure or remedy within said ten (10) day period or at any time thereafter fails to diligently prosecute such cure or remedy to completion; and;

          (ii) the Company acting reasonably determines that the Manager has acted, is acting or is likely to act in a manner detrimental to the Company or has violated or is likely to violate the confidentiality of any information as provided for in this Agreement; or

     (b) by the Manager acting reasonably immediately upon the occurrence of any default by the Company by giving written notice to the Company specifying the nature of such default; a default shall include the failure of the Company to pay the management fee as provided for in Section 3.1.

Duties Upon Termination

4.3 Upon termination of this Agreement for any reason, the Manager shall upon receipt of~ all sums due and owing promptly deliver the following in accordance with the directions of the Company:

     (a) a final accounting, reflecting the balance of expenses incurred on behalf of the Company as of the date of termination; and

     (b) all documents pertaining to the Company or this Agreement, including but not limited to all books of account, correspondence and contracts.

                                     PART 5
                                 CONFIDENTIALITY

Ownership of Work Product

5.1 All reports, documents, concepts, products and processes together with any marketing schemes, business or sales contracts, or any business opportunities prepared, produced, developed, or acquired, by or at the direction of the Manager, directly or indirectly, in connection with or otherwise developed or first reduced to practice by the Manager performing the services (collectively theo "Work Product") shall belong exclusively to the Company which shall be entitled to all right, interest, -profits or benefits in respect thereof. No copies, summaries or other reproductions of any Work Product shall be made by the Manager without the express permission of the Company.

Confidentiality

5.2 The Manager shall not disclose any information, documents, or Work Product which are developed by the Manager or to which the Manager may have access by virtue of its performance of the services to any person not expressly authorized by the Company for that purpose. The Manager shall comply with such directions as the Company shall make to ensure the safeguarding or confidentiality of all such information, documents, and Work Product.

Restrictive Covenants

5.3 During the term of this Agreement, the Manager shall devote such of its time, attention, and abilities to the business of the Company as is reasonably necessary for the proper exercise of its duties pursuant to this Agreement. Nothing contained herein shall be deemed to require the Manager to devote its exclusive time, attention and ability to the business of the Company. The Manager shall have the consent of the Company to the minor use of office facilities for personal business. It is acknowledged that the Manager has certain other energy projects as detailed in Schedule "A" which are exempted from the restrictive convenant.

                                     PART 6
                                  MISCELLANEOUS

Severability

6.1 Each provision of this Agreement is intended to be severable; if any term or provision hereof shall be determined by a court of competent jurisdiction to be illegal or invalid for any reason whatsoever, such provision shall be severed from this Agreement and shall not affect the validity of the remainder of this Agreement.

Waiver; Consents

6.2 No consent, approval or waiver, express or implied, by either party hereto, to or of any breach of default by the other party in the performance by the other party of its obligations hereunder shall be deemed or construed to be a consent or waiver to or of any other breach or default in the performance by such other party of the same or any other obligations of such other party or to declare the other party in default, irrespective of how long such failure continues, shall not constitute a general waiver by such party of its rights under this Agreement, and the granting of any consent or approval in any one instance by or on behalf of the Company shall not be construed to waiver or limit the need for such consent on any other or subsequent instance.

Governing Law

6.3 This Agreement shall be governed by the laws of the Province of British Columbia

No Assignment Permitted

6.4 All of the rights, benefits, duties, liabilities and obligations of the parties hereto shall enure to the benefit of and be binding upon the respective successors of the parties provided that in no circumstance is this Agreement assignable by either party hereto, nor are the shares of the Manager assignable without the consent of the Company.

Modification of Agreement

6.5 This Agreement constitutes the entire agreement between the parties hereto and to be effective any modification of this Agreement must be in writing and signed by the party to be charged thereby.

Headings

6.6 The headings of the Sections and Articles of this Agreement are inserted for convenience of reference only and shall not in any manner affect the construction or meaning of anything contained or govern the rights or liabilities of the parties hereto.

Interpretation

6.7 Whenever -the context requires, all words used in the singular number shall be deemed to include the plural and vice versa, and-each general shall include any other gender.

The use herein of the word "including" when following any gender statement, term or matter, shall not be construed to limit such statement, term or matter to the specific items or matters set forth immediately following such word or to similar items or matters, whether or not non-limited language (such as "without limitation" or "but not limited to" or words of similar import) is used with reference thereto but rather shall be deemed to refer to all other items or matters that could reasonably fall within the broadest possible scope of such general statement, term or matter.

Notice

6.8 All notices, requests and communications required or permitted hereunder shall be in writing and shall be sufficiently given and deemed to have been received upon personal delivery or a fax or, if mailed, upon the first to occur of actual receipt or seventy-two (72) hours after being placed in the mail in Canada, postage prepared, registered or certified mail, return receipt requested, respectively addressed to the Company or the Manager:

           (a)     The Company:

                   Sea Breeze Energy Inc.
                   Box 393, Station A, Bentall Centre
                   Vancouver, B.C.
                   V6C 1N2

                   Attention:    Mr. P. Manson

           (b)     The Manager:

                   Inverness Management Group Inc.
                   1161 Ambrose Avenue
                   Prince Rupert, B.C.
                   V8J 1S1

                   Attention:    Mr. Anthony Duggleby

or such other address as may be specified in writing to the other party but notice of a change of address shall be effective only upon the actual receipt.

Time is of the Essence

6.9 Time is of the essence.

Further Assurances

6.10 The parties will execute and deliver all such further documents and instruments and do all such further acts and things as may be required to carry out the full intent and meaning of this Agreement and to effect the transactions contemplated hereby.

                                  SCHEDULE "A"

   Projects Exempt:

   Inverness Management Company Inc.
          Tyee Wind Farm                                (Underway) (funded)
          Mt. Hays                                      (Underway)
          Bank's Island                                 (Underway)
          Porcher Island                                (Underway)

   Orca Power Inc.

           Dent Rapids/Florence Lake (Underway)
           Texada Island (Underway)
           Powell River (Underway)

Counterparts

6.11 This Agreement may be executed in several counterparts, each of which will be deemed to be an original and all of which will together constitute one and the same instrument. References to Agreement

6.12 The terms "this Agreement", "hereof', "herein" "hereby", "hereto" and similar terms refer to this Agreement and not to any particular clause, paragraph or other of this Agreement. References to particular clauses are to clauses of this Agreement unless another document is specified.

Regulatory Approval

6.13 This Agreement is subject to obtaining the, approval of the TSX Venture Exchange and other such regulatory authorities as having jurisdiction and in the event this Agreement is not approved by the said authorities within one hundred twenty (120) days after the date this Agreement is filed with such regulatory authority, the parties hereto shall forthwith confer and determine whether to alter the terms of this Agreement in order to obtain approval, or to terminate this Agreement. Failure to agree on the appropriate course of action shall result in this Agreement being terminated as at the end of the aforesaid one hundred and twenty (120) day period.


IN WITNESS WHEREOF the parties have duly executed this Agreement as of the day and year first above written.

The Corporate Seal of SEA BREEZE
ENERGY INC. was affixed in the presence of:                   )
                                                              )
              "Paul Manson"                                   )           No C/S
Per: __________________________                               )
          Authorized Signatory                                )


The Corporate Seal of INVERNESS                               )
MANAGEMENT GROUP INC.                                         )
was affixed in the presence of:                               )           No C/S
                                                              )
            "Anthony Duggleby"                                )
Per: ________________________                                 )
          Authorized Signatory                                )

                           PUBLIC RELATIONS AGREEMENT

THIS AGREEMENT is made as of the 30 day of June, 2003.

BETWEEN:

          INTERNATIONAL POWERHOUSE ENERGY CORP., a company duly incorporated pursuant to the laws of the Province of British Columbia and having an office located on the 14th Floor, 601 West Hastings Street, Vancouver, British Columbia V6B 5A6

          (the "Company")

AND:

          E. A. HODGSON & ASSOCIATES INC., a company duly incorporated pursuant to the laws of the Province of British Columbia and having an office at 3506 West 26th Avenue, Vancouver, British Columbia, V6S 1N7

WHEREAS:

(A) E. A. Hodgson & Associates Inc. has entered into an agreement with the Company whereby E. A. Hodgson & Associates Inc. has agreed to provide public relations services to the Company;

(B) The Company is engaged in the business of the development and marketing of hydroelectric and wind generated energy;

(C) The Company wishes to engage E. A. Hodgson & Associates Inc. to assist it in providing public relation services for the Company on the terms and subject to the conditions hereinafter set forth.

NOW THEREFORE THIS AGREEMENT WITNESSES THAT the parties mutually agree as follows:

1. ENGAGEMENT

1.1 Subject to the terms and conditions hereof, E. A. Hodgson & Associates Inc. hereby agrees to provide the public relations services as set out inss.2.1 hereof (the "Services").

1.2 E. A. Hodgson & Associates Inc. hereunder will commence on July 1, 2003 (the "Effective Date") and will continue for a term of six months (6) months from the Effective Date unless earlier terminated in accordance with Part 5 hereof (the "Term").

1.3 This Agreement shall be renewed automatically at the end of the Term for a further six month term so long as the contract is in good standing.

2. SERVICES

2.1 E. A. Hodgson & Associates Inc. will use its best efforts to promote the Business and the Company, and without limiting the generality of the foregoing, will provide public relations services to the Company with the general objective of expanding the interest and awareness of existing and potential investors and the brokerage and financial community regarding the Business and the Company's activities by:

     (a) developing a modest advertising program for the purpose of generating investor leads;

     (b) developing, maintaining, and monitoring a program to create investor awareness of the Company and to keep those investors updated and informed through regular communications;

     (c) initiating coverage of the Company by newsletter writers and financial commentators; and

     (d) doing all such acts and things as may be required to foster, facilitate and enhance a positive reputation for the Company in the marketplace.

2.2 E. A. Hodgson & Associates Inc. will perform the Services in a diligent, professional and efficient manner to preserve and enhance the Company's corporate image and will faithfully devote the time, effort and ability necessary to perform the Services.

2.3 E. A. Hodgson & Associates Inc. will perform the Services so as to comply with all applicable securities legislation, regulations, rules and policies in Canada and the United States.

2.4 E. A. Hodgson & Associates Inc. will perform the services under the guidance of and subject to the direction of the Chief Executive Officer of the Company

3. CONSIDERATION

3.1 The Company will pay E. A. Hodgson & Associates Inc. a fee of $7,500, payable on the first business day of each month during the Term, against a monthly invoice.

3.2 The Company will also reimburse reasonable out-of-pocket expenses actually incurred by E. A. Hodgson & Associates Inc. in the performance of its Services, to be approved in writing by the Company in advance, and to be paid within 30 days of receipt of such invoices and receipts delivered to the Company.

4. RELATIONSHIP OF THE PARTIES

4.1 The Services to be performed by E. A. Hodgson & Associates Inc. hereunder are personal m character and neither this Agreement nor any rights or benefits arising thereunder are assignable by E. A. Hodgson & Associates Inc. and the shares of E. A. Hodgson & Associates Inc. shall not be transferred without the written consent of the Company. In performing the Services, E. A. Hodgson & Associates Inc. will operate as, and Will have the status of, independent contractor and will not act or hold themselves out as~ or be an agent of the Company.

5. TERMINATION

5.1 This Agreement may be terminated forthwith at any time by either party on 60 days prior written notice to the other party.

5.2 Upon termination of this Agreement for any reason, E. A. Hodgson & Associates Inc. will deliver to the Company all documents pertaining to the Company or its Business, including but not limited to all correspondence, reports, contracts, databases related to the Company and anything included in the definition of `Work Product" set out inss.6.1 hereof.

6. CONFIDENTIALITY

6.1 All reports, documents, contact lists, concepts and products together with any business contracts or any business opportunities prepared, produced, developed or acquired by E.A. Hodgson & Associates. Inc. directly or indirectly, in connection with E. A. Hodgson & Associates Inc. performing the Services (collectively, the "Work Product") will belong exclusively to the Company which will be entitled to all rights, interest, profits or benefits in respect thereof.

6.2 No copies, summaries, or other reproductions of any Work Product will be made by E. A. Hodgson & Associates Inc. without the express permission of the Company.

6.3 E. A. Hodgson & Associates Inc. will not disclose any information, documents or Work Product which is developed by E. A. Hodgson & Associates Inc. or to which E. A. Hodgson & Associates Inc. may have access by virtue of its performance of the Services to any person not expressly authorized by the Company for that purpose. E. A. Hodgson & Associates Inc. will comply with such directions as the Company may make to ensure the safeguarding or confidentiality of all such information, documents and Work Product.

6.4 E. A. Hodgson & Associates Inc. may not disseminate nor distribute to the media, members of the public, shareholders of the Company, prospective investors, members of the investment or brokerage community, securities regulators or any other third party any of the Work Product or any other written or printed information about the Company or its Business, without the Company first reviewing and approving the Work Product or other information prior to dissemination or distribution.

7. NOTICES

7.1 Any notice, direction or other instrument required or permitted to be given under e provisions of this Agreement will be in writing and may be given by delivery of the same or by mailing the same by prepaid, registered or certified mail or by sending the same by fax or other similar form of communication in each case addressed as follows:

          (a)      if to the Company:

                   International Powerhouse Energy Corp.
                   Box 91, Suitel400 - 601 West Hastings Street
                   Vancouver, BC V6B 5A6

                   Attention:    Mr. Paul B. Manson Facsimile: (604) 689-2990

          (b)      if to E. A. Hodgson & Associates Inc.:

                   E. A. Hodgson & Associates Inc.
                   3506 West 26th Avenue
                   Vancouver, BC V6S 1N7

                   Attention:    Mr. Eugene Hodgson
                   Facsimile: (604) 734-5670

7.2 Any notice, direction or other instrument aforesaid, if delivered, will be deemed to have been given and received on the day it was delivered, and' if mailed, will be deemed to have been given and received on the fifth business day following the day of mailing except in the event of disruption of the postal service in which event notice will be deemed to be received only when actually received and, if sent by fax or other similar form of communication, be deemed to have been given or received on the day it was so sent.

7.3 Any party may at any time give to the other notice in writing of any change of address of the party giving such notice and from and after the giving of such notice the address or addresses therein specified will be deemed to be the address of such party for the purposes of giving notice hereunder.

8. FURTHER ASSURANCES

8.1 Each party will at any time and from time to time, upon the request of the other, execute and deliver such further documents and do such further acts as either party may reasonably request in order to evidence, carry out and give full effect to the terms, conditions, intent and meaning of this Agreement.

9. ENUREMENT

9.1 This Agreement will enure to the benefit of and be binding on the parties to this Agreement and their respective successors and permitted assigns.

10. TSX VENTURE EXCHANGE APPROVAL

10.1 This Agreement  subject to the approval of the TSX Venture  Exchange and E.
A. Hodgson & Associates Inc. will provide the Company with a Form 2A and all other requirements to assist the Company in obtaining TSX Venture Exchange approval.

11. LAW

11.1 This Agreement will be governed by and construed in accordance with the laws or the jurisdictions in which the parties are incorporated and the parties hereby irrevocably attorn to the courts of such jurisdictions.



IN WITNESS WHEREOF this Agreement has been executed by the parties hereto on the day and year first above written.

The Corporate Seal of INTERNATIONAL                        )
POWERHOUSE ENERGY CORP.                                    )
Was affixed in the presence of:                            )
                                                           )                 C/S
Per:  _/s/_Paul Manson____________________                 )
         Authorized Signatory                              )
                                                           )
Per:  __/s/ Unreadable_____________________                )
         Authorized Signatory


The Corporate Seal of E. A. HODGSON &                      )
ASSOCIATES Inc. was affixed in the presence                )
of:                                                        )
                                                           )                 C/S
Per:  __/s/ Eugene Hodgson_________________                )
       Authorized Signatory

                              MANAGEMENT AGREEMENT


THIS MANAGEMENT AGREEMENT is dated for reference the 1st day of March, 2004.

BETWEEN:

                  SEA BREEZE POWER CORP.
                  Suite 1400 - 601 West Hastings Street
                  Vancouver, BC    V6B 5A6

                  (hereinafter referred to as the "Company")

                                                               OF THE FIRST PART

AND:

                  E.A. Hodgson & Associates Inc.
                  3506 West 26th Avenue
                  Vancouver BC  V6S 1N7

                  (hereinafter referred to as the "Consultant")

                                                              OF THE SECOND PART

WHEREAS:

A. The Company is a corporation incorporated under the laws of the Province of British Columbia with its executive offices in Vancouver, British Columbia;

B. The Company's business consists of the development of hydro projects and utility scale wind farms within British Columbia;

C. The Company wishes to retain the Consultant to provide public relations and government relations services to the Company upon the terms and conditions hereinafter set out;

NOW THEREFORE THIS AGREEMENT WITNESSES that in consideration of the premises and all other good and valuable consideration and the mutual covenants herein contained, the parties hereto hereby covenant and agree as follows:

INTERPRETATION

1. For all purposes of this Agreement, except as otherwise expressly provided or unless the context otherwise requires:

     (a) "this Agreement" means this Management Agreement as from time to time supplemented or amended by one or more agreements entered into pursuant to the applicable provisions hereof;

     (b) the words "herein", "hereof" and "hereunder" and other words of similar import refer to this Agreement as a whole and not to any particular paragraph, subparagraph or other subdivision;

     (c) the headings are for convenience only and do not form a part of this Agreement nor are they intended to interpret, define or limit the scope, extent or intent of this Agreement or any portion hereof;

     (d) a reference to a statute includes all regulations made pursuant thereto, all amendments to such statute or regulations enforced from time to time and any statute or regulation which supplements or supersede such statute or regulation;

     (e) the recitals and all schedules attached hereto are specifically made a part of this Agreement.

2. This Agreement shall be governed by and construed in accordance with the laws of the Province of British Columbia.

3. Unless otherwise indicated, all dollar amounts referred to in this Agreement are in currency of Canada.

4. The terms, conditions, covenants, agreements, obligations and provisos contained in this Agreement shall be binding upon and shall inure to the benefit of the parties hereto and upon their respective heirs, executors, administrators, personal representatives, successors and, if permitted, assigns, as the case may be.

5.   Time shall be of the essence hereof.

6. This Agreement may be executed in several parts in the same form and the several parts executed shall together constitute one agreement.

7. There are no representations, warranties, conditions, terms or collateral contracts affecting the engagement of the Consultant contemplated in this Agreement except as set out in this Agreement.

8. If any provision or part of any provision of this Agreement is void for any reason, it shall be severed from the Agreement without affecting the validity of the balance of the Agreement.

9. This Agreement supersedes and replaces all agreements between the parties hereto.

10.  The  Consultant   acknowledges   ample   opportunity  and  advice  to  take
     independent   legal  advice  in  connection  with  the  execution  of  this
     Agreement.

ENGAGEMENT AND TERMS OF RETENTION OF CONSULTANT

11. The Company hereby agrees to retain the Consultant to provide public relations and government relations services during the Term of this Agreement (as hereinafter defined) upon and subject to the terms and conditions hereinafter set out and the Consultant hereby accepts such retention upon such terms and conditions.

12. The "Term of this Agreement" as used herein shall mean that period beginning on the 1st day of March, 2004 and continuing for a period of twelve months and for any renewal period in accordance with Section 12 hereof or until this Agreement is terminated in accordance with Sections 24, 25 and 27 hereof.

13. This Agreement shall be renewable annually with the consent of the Company, acting reasonably.

14. The Consultant will use its best efforts to promote the Company and its business, and without limiting the generality of the foregoing, will provide public relations and government relations services to the Company with the general objective of expanding the interest and awareness of existing and potential investors and the brokerage and financial community regarding the Company's activities and:shall have the following duties and obligations during the term hereof, namely:

     (a) develop a modest advertising program for the purpose of generating interest in the Company and its business;

     (b) develop, maintain and monitor a program to create awareness of the Company and to keep the public updated and informed through regular communications;

     (c) initiate coverage of the Company by newsletter writers and financial commentators;

     (d) to introduce and to communicate to the consultant's database of government and business, the merits of the Company's business, through direct contact, telephone, one on one meetings and Internet/e-mail;

     (e)  to arrange meetings with its key contacts;

     (f) to arrange for articles from trade publications, news wire services, financial news media;

     (g) to introduce to the Company to corporate finance specialists to assist with funding requirements;

     (h)  to represent the Company at trade shows and conferences;

     (i) to utilize the services of other organizations if deemed advisable by the Consultant but only with the approval, in writing, of the Company before utilizing such services;

     (j) to cause the officers, directors and employees of the Consultant not to disclose any confidential information;

     (k) to provide the Company with regular reports detailing the Consultant's activities and progress; and

     (l) to do all such acts and things as may be required to foster, facilitate and enhance a positive reputation for the Company in the marketplace;

     (m)  to provide such other services as the parties may mutually agree.

15. Subject to any specific provisions of this Agreement, the Consultant, in carrying out its duties and obligations hereunder, shall at all times be subject to the direction and control of the Board of

     Directors of the Company and shall perform its duties hereunder in accordance with the instructions and directions as from time to time communicated to it by the Board of Directors, and shall make all reports to the Board of Directors except where otherwise specifically provided herein.

16. The Consultant shall at all times during the Term of this Agreement, faithfully and diligently perform the Consultant's duties and promote and advance the interests of the Company on a full-time basis.

17. Nothing in this Agreement is to be construed as creating a partnership or a principal and agent relationship between the Company and the Consultant. In performing the services hereunder, the Consultant will operate as, and will have the status of, independent contractor and will not act or hold themselves out as, or be an agent of the Company.

18. The Consultant shall perform the services referred to herein in a confidential, efficient, prompt, economical, skilful and careful manner, in accordance with the best modern methods, standards and practices currently prevailing in the businesses similar to that of the Company. The Consultant shall obey all applicable laws, regulations, rules and standards imposed by the governmental authorities.

19. All documents, data and reports and other information generated by the Consultant in performing the services herein shall at all times be and remain the property of the Company and all such material is confidential and proprietary to the Company.

20. The Consultant acknowledges that during the course of providing services to the Company, the Consultant will have access to proprietary information of the Company including, but not limited to, information relating to financial costs; supply sources and contracts; business opportunities for new and developing business; products, procedures, systems and techniques relating to the operation of the Company's business. The Consultant acknowledges that all such proprietary information is a valuable, special and unique asset of the Company. The Consultant shall not disclose such proprietary information to others, other than in the course of the Consultant's responsibilities to the Company, and shall not use such proprietary information for its own personal gain. Furthermore, the Consultant specifically agrees that this provision continues during and after the termination or expiration of this Agreement. In the event of a breach or threatened breach by the Consultant of the provisions of this Section, the Company shall be entitled to an injunction restraining the Consultant from disclosing, in whole or in part, such proprietary information or from rendering any services to any person, firm, corporation, association or other entity to whom such proprietary information, in whole or in part, has been disclosed or is threatened to be disclosed. Nothing herein shall be construed the prohibiting of the Company from pursuing any other remedies available to it for such breach or threatened breach, including the recovery of damages from the Consultant. Notwithstanding the foregoing, the Consultant shall have no obligation with respect to matters which become publicly known other than as a result of the Consultant's breach of its obligations hereunder. The Consultant may disclose such matters to the extent required by applicable laws, governmental regulations or judicial process.

21. The Consultant warrants to the Company that the performance of the services by the Consultant under this Agreement does not constitute a conflict with any party to whom the Consultant has provided services prior to the effective date of this Agreement. During the term of this Agreement and after the termination of this Agreement, the Consultant shall not enter into any business relationship, which gives rise to a conflict of interest between the Company and any other party.

REMUNERATION

22. During the term of this Agreement, the Company shall pay the Consultant a monthly fee of Six Thousand ($6,000) Dollars, together with any applicable GST.

23. The Company shall reimburse the Consultant for all reasonably incurred out-of-pocket expenses relating to its duties hereunder, which expenses must be pre-approved in advance and in writing by the Company and must be verified by receipts.

TERMINATION

24. The Consultant may withdraw herefrom upon thirty (30) days written notice to the Board of Directors of the Company.

25. If the Board of Directors, acting reasonably, determines that the Consultant has failed to perform his duties in accordance with Section 14 hereof, the Board of Directors shall deliver notice to the Consultant setting out the deficiencies and corrective measures required. The Consultant shall then have fourteen (14) days from receipt of this notice to remedy the deficiencies, failing which the Board of Directors may deliver to the Consultant written notice terminating this Agreement. The effective date of the termination of this Agreement shall be ten (10) days after the Consultant receives this last mentioned notice.

26. Upon termination of this Agreement, the Consultant shall forthwith deliver to the Company all files, reports and other documents belonging to the Company or produced by the Consultant in the course of his duties and advising the Company on the matters set out above and the Company agrees to pay to the Consultant the fees earned and the reimbursable expenses incurred up to the date of termination.

27. The Company reserves the right to terminate this Agreement without notice for cause, including but not limited to the death or incapacitating illness of the owner of the Consultant, the Consultant's gross incompetence or dishonesty or in the event that ownership of the Consultant is transferred from Eugene A. Hodgson to an unrelated third party.

28. Section 25 shall survive the termination of this Agreement and shall remain in effect for a period of five (5) years after the termination of this Agreement.

NOTICES

29. All notices, requests, reports, demands, authorizations or directions from one Party to this Agreement to another shall be in writing and delivered as follows:

                           If to the Company:

                           Paul B. Manson
                           SEA BREEZE POWER CORP.
                           Suite 1400 - 601 West Hastings Street
                           Vancouver, BC    V6B 5A6

                           If to the Consultant:

                           Eugene A. Hodgson
                           E.A. Hodgson & Associates Inc.
                           3506 West 26th Avenue
                           Vancouver BC V6S 1N7

or to such other address as may be specified by either Party to the other in a notice given in the manner herein provided.

30.  Any notices under this Agreement shall be sufficiently given by:

     (a)  personal, couriered, or overnight delivery;

     (b)  facsimile transmission;

     (c) registered letter, postage prepaid and mailed in a government post office, addressed to the party, and the date of receipt of any notice shall be deemed conclusively to be five (5) days after the mailing, except in the event of a threatened or actual postal disruption.

ENTIRE AGREEMENT

31. This Agreement constitutes the entire Agreement between the Company and the Consultant and there are no representations or warranties, expressed or implied, statutory or otherwise and no agreements collateral hereto other than expressly set forth or referred to herein.

ASSIGNMENT

32. This Agreement is a personal service agreement and may not be assigned by either party without the prior written consent of the Board of Directors of the Company.

33. The Consultant shall not sub-contract all or any portion of the management services itemized in Section 14 hereof without the prior written consent of the Board of Directors of the Company.

34. The services to be performed by the Consultant hereunder are personal in character and neither this Agreement nor any rights or benefits arising thereunder are assignable by the Consultant and the shares of the Consultant shall not be transferred without the written consent of the Company.

TSX VENTURE EXCHANGE APPROVAL

35. This Agreement is subject to the approval of the TSX Venture Exchange and the Consultant agrees to provide to the Company any documentation that may be to assist the Company in obtaining TSX Venture Exchange approval.

ARBITRATION

36. Any controversy or claim arising out of or relating to this Agreement or any breach of this Agreement shall be finally settled by arbitration in accordance with provisions of the Arbitration Act of Connecticut.

IN WITNESS WHEREOF the parties hereto have executed this Agreement to be effective as of the day and year first above written.


SEA BREEZE POWER CORP.

"Paul B. Manson"
------------------------------
Paul B. Manson,
President



E.A. Hodgson & Associates Inc.

"Eugene A. Hodgson"
------------------------------
Eugene A. Hodgson,
President

                                  APPENDIX "A"

                      INTERNATIONAL POWERHOUSE ENERGY CORP.

                                 (the "Company")

                                SHARE OPTION PLAN

                      Dated for Reference December 17, 2002

                                    ARTICLE 1

                           PURPOSE AND INTERPRETATION

Purpose

The purpose of this Plan will be to advance the interests of the Company by encouraging equity participation in the Company through the acquisition of Common Shares of the Company It is the intention of the Company that this Plan will at all times o be in compliance with the rules and policies of the TSX Venture Exchange (or "TSX Venture") (the "TSX Venture Policies") and any inconsistencies between this Plan and the TSX Venture Policies whether due to inadvertence or changes in TSX Venture Policies will be resolved in favour of the latter

Definitions

In this Plan

     Affiliate means a company that is a parent or subsidiary of the Company, or that is controlled by the same entity as the Company,

     Associate has the meaning assigned by the Securities Act,

     Board means the board of directors of the Company or any committee thereof duly empowered or authorized to grant options under this Plan;

     Change of Control includes situations where after giving effect to the contemplated transaction and as a result of such transaction

          (i) any one Person holds a sufficient number of voting shares of the Company or resulting company to affect materially the control of the Company or resulting company, or,

          (ii) any combination of Persons, acting in concert by virtue of an agreement, arrangement, commitment or understanding, hold in total a sufficient number of voting shares of the Company or its successor to affect materially the control of the Company or its successor, where such Person or combination of Persons did not previously hold a sufficient number of voting shares to affect materially control of the Company or its successor. In the absence of evidence to the contrary, any Person or combination of Persons acting in concert by virtue of an agreement, arrangement, commitment or understanding, holding more than 20% of the voting shares of the Company or its successor is deemed to materially affect the control of the Company or its successor;

     Common Shares means common shares without par value in the capital of the Company providing such class is listed on the TSX Venture;

     Company means the Corporation named at the top hereof and includes, unless the context otherwise requires all of its subsidiaries or affiliates and successors according to law,

     Consultant means a Person or Consultant Company, other than an Employee, Officer or Director that:

          (i) provides on an ongoing bona fide basis, consulting, technical, managerial or like services to the Company or an Affiliate of the Company, other than services provided in relation to a Distribution,

          (ii) provides the services under a written contract between the Company or an Affiliate and the Person or the Consultant Company,

          (iii) in the reasonable opinion of the Company, spends or will spend a significant amount of time and attention on the business and affairs of the Company or an Affiliate of the Company, and

          (iv) has a relationship with the Company or an Affiliate that enables the Person or Consultant Company to be knowledgeable about the business and affairs of the Company,

     Consultant Company means for a Person consultant, a company or partnership of which the Person is an employee, shareholder or partner,

     Directors means the directors of the Company as may be elected from time to time,

     Discounted Market Price has the meaning assigned by Policy 1.1 of the TSX Venture Policies;

     Disinterested Shareholder Approval means approval by a majority of the votes cast by all the Company's shareholders at a duly constituted shareholders' meeting, excluding votes attached to shares beneficially owned by Service Providers or their Associates;

     Distribution has the meaning assigned by the Securities Act, and generally refers to a distribution of securities by the Company from treasury;

     Effective Date for an Option means the date of grant thereof by the Board;

     Employee means:

          (a) a Person who is considered an employee under the Income Tax Act (i.e. for whom income tax, employment insurance and CPP deductions must be made at source);

          (b) a Person who works full-time for the Company or its subsidiary providing services normally provided by an employee and who is subject to the same control and direction by the Company over the details and methods of work as an employee of the Company, but for whom income tax deductions are not made at source, or

          (c) a Person who works for the Company or its subsidiary on a continuing and regular basis for a minimum amount of time per week providing services normally provided by an employee and who is subject to the same control and direction by the Company over the details and methods of work as an employee of the Company, but for whom income tax deductions need not be made at source;

     Exercise Price means the amount payable per Common Share on the exercise of an Option, as determined in accordance with the terms hereof;

     Expiry Date means the day on which an Option lapses as specified in the Option Commitment therefor or in accordance with the terms of this Plan;

     Insider means

          (i) an insider as defined in the TSX Venture Policies or as defined in securities legislation applicable to the Company;

          (ii) an Associate of any person who is an Insider by virtue of ss.(i) above,

     Investor Relations Activities has the meaning assigned by Policy 1.1 of the TSX Venture Policies, and means generally any activities or communications that can reasonably be seen to be intended to or be primarily intended to promote the merits or awareness of or the purchase or sale of securities of the Company,

     Listed Shares means the number of issued and outstanding shares of the Company that have been accepted for listing on the TSX Venture, but excluding dilutive securities not yet converted into Listed Shares;

     Management Company Employee means a Person employed by another Person or a corporation providing management services to the Company which are required for the ongoing successful operation of the business enterprise of the Company, but excluding a corporation or Person engaged primarily in Investor Relations Activities,

     Officer means a duly appointed senior officer of the Company,

     Option means the right to purchase Common Shares granted hereunder to a Service Provider;

     Option Commitment means the notice of grant of an Option delivered by the Company' hereunder to a Service Provider and substantially in the form of Schedule A hereto;

     Optioned Shares means Common Shares that may be issued in the future to a Service Provider upon the exercise of an Option,

     Optionee means the recipient of an Option hereunder,

     Outstanding Shares means at the relevant time, the number of outstanding Common Shares of the Company from time to time;

     Participant means a Service Provider that becomes an Optionee;

     Person means a company or an individual;

     Plan means this Share Option Plan, the terms of which are set out herein or as may be amended;

     Plan Shares means the total number of Common Shares which may be reserved for issuance as Optioned Shares under the Plan as provided in ss.2.2;

     Regulatory Approval means the approval of the TSX Venture and any other securities regulatory authority that may have lawful jurisdiction over the Plan and any Options issued hereunder,

     Securities Act means the Securities Act, R S B C 1996, c 418, as amended from time to time;

     Service Provider means a Person who is a bona fide Director, Officer, Employee, Management Company Employee or Consultant, and also includes a company, of which 100% of the share capital is beneficially owned by one or more Person Service Providers;

     Share Compensation Arrangement means any Option under this Plan but also includes any other stock option, stock option plan, employee stock purchase plan or any other compensation or incentive mechanism involving the issuance or potential issuance of Common Shares to a Service Provider;

     Shareholders Approval means approval by a majority of the votes cast by eligible shareholders at a duly constituted shareholders' meeting;

     TSX Venture means the TSX Venture Exchange and any successor thereto; and

     TSX Venture Policies means the rules and policies of the TSX Venture as amended from time to time

                                    ARTICLE 2

                                SHARE OPTION PLAN

Establishment of Share Option Plan

There is hereby established a Share Option Plan to recognize contributions made by Service Providers and to create an incentive for their continuing assistance to the Company and its Affiliates. Unless otherwise agreed by the holders thereof, any share options granted by the Company before the date of this Plan, are not included hereunder or affected hereby

Maximum Plan Shares

The maximum aggregate number of Plan Shares that may be reserved for issuance under the Plan is 3,982,484 Common Shares, unless this Plan is amended pursuant to the requirements of the TSX Venture Policies

Eligibility

Options to purchase Common Shares may be granted hereunder to Service Providers from time to time by the Board Service Providers that are corporate entities will be required to undertake in writing not to effect or permit any transfer of ownership or option of any of its shares, nor issue more of its shares (so as to indirectly transfer the benefits of an Option), as long as such Option remains outstanding, unless the written permission of the TSX Venture and the Company is obtained

Options Granted Under the Plan

All Options granted under the Plan will be evidenced by an Option Commitment in the form attached as Schedule A, showing the number of Optioned Shares, the term of the Option, a reference to vesting terms, if any and the Exercise Price

Subject to specific variations approved by the Board, all terms and conditions set out herein will be deemed to be incorporated into and form part of an Option Commitment made hereunder.

Limitations on Issue

Subject to ss.2.9, the following restrictions on issuances of Options are applicable under the Plan:

no Service Provider can be granted an Option if that Option would result in the total number of Options, together with all other Share Compensation Arrangements granted to such Service Provider in the previous 12 months, exceeding 5% of the Listed Shares (unless the Company is classified as a Tier 1 Issuer by the TSX Venture and has obtained Disinterested Shareholder Approval under ss.0(a) (iii) to do so);

no Options can be granted under the Plan if the Company is designated "Inactive" (as defined in TSX Venture Policies) by the TSX Venture;

the aggregate number of Options granted to Service Providers conducting Investor Relations Activities in any 12-month period must not exceed 2% of the Listed Shares, calculated at the time of grant, without the prior consent of TSX Venture; and

the aggregate number of options granted to any one Consultant in any 12-month period must not exceed 2% of the Listed Shares calculated at the time of grant, without the prior consent of TSX Venture.

Options Not Exercised

In the event an Option granted under the Plan expires unexercised or is terminated by reason of dismissal of the Optionee for cause or is otherwise lawfully cancelled prior to exercise of the Option, the Optioned Shares that were issuable thereunder will be returned to the Plan and will be eligible for re-issue

Powers of the Board

The Board will be responsible for the general administration of the Plan and the proper execution of its provisions, the interpretation of the Plan and the determination of all questions arising hereunder Without limiting the generality of the foregoing, the Board has the power to allot Common Shares for issuance in connection with the exercise of Options;

grant Options hereunder,

subject to Regulatory Approval, amend, suspend, terminate or discontinue the Plan, or revoke or alter any action taken in conn the aggregate number of shares reserved for issuance under stock options granted to Insiders exceeding 10% of the Listed Shares;

the number of Optioned Shares issued to Insiders within a one-year period exceeding 10% of the Listed Shares; or,

in the case of a Tier 1 Issuer only, the issuance to any one Optionee, within a 12-month period, of a number of shares exceeding 5% of Listed Shares, or any reduction in the Exercise Price of an Option previously granted to an Insider

                                    ARTICLE 3
                         TERMS AND CONDITIONS OF OPTIONS

Exercise Price

The Exercise Price of an Option will be set by the Board at the time such Option is allocated under the Plan, and cannot be less than the Discounted Market Price

Term of Option

An Option can be exercisable for a maximum of 10 years from the Effective Date for a Tier 1 Company, or five years from the Effective Date for a Tier 2 Company.

Option Amendment

Subject to ss.2.9(b), the Exercise Price of an Option may be amended only if at least six (6) months have elapsed since the later of the date of commencement of the term of the Option, the date the Company's shares commenced trading on the TSX Venture, or the date of the last amendment of the Exercise Price

An Option must be outstanding for at least one year before the Company may extend its term, subject to the limits contained in ss.3.2

Any proposed amendment to the terms of an Option must be approved by the TSX Venture prior to the exercise of such Option

Vesting of Options

Subject to ss.0, vesting of Options is otherwise at the discretion of the Board, and will generally be subject to the Service provider remaining employed by or continuing to provide services to the Company or any of it subsidiaries and Affiliates as well as, at the discretion of the Board, achieving certain milestones which may be defined by the Board from time to time or receiving a satisfactory performance review by the Company or its subsidiary or affiliate during the vesting period; or remaining as a Director of the Company or any of its subsidiaries or Affiliates during the vesting period

If the Company is a Tier 2 Issuer and the Plan Shares exceed 10% of the Listed Shares, any Options granted under the Plan will vest in accordance with the vesting schedule attached as Schedule B and may be exercised only after vesting.

Vesting of Options Granted for Investor Relations Activities

Subject to ss.0, Options granted to Consultants conducting Investor Relations Activities will vest:

over a period of not less than 12 months as to 25% on the date that is three months from the date of grant, and a further 25% on each successive date that is three months from the date of the previous vesting, or such longer vesting period as the Board may determine

Variation of Vesting Periods

At the time an Option is granted which carries vesting provisions, the Board may vary such vesting provisions provided in ss.3.7 and ss.0, subject to Regulatory Approval

Optionee Ceasing to be Director, Employee or Service Provider

No Option may be exercised after the Service Provider has left the employ/office or has been advised his services are no longer required or his service contract has expired, except as follows in the case of the death of an Optionee, any vested Option held by him at the date of death will become exercisable by the Optionee's lawful personal representatives, heirs or executors until the earlier of one year after the date of death of such Optionee and the date of expiration of the term otherwise applicable to such Option;

in the case of a Tier 1 Company, Options granted to any Service Provider must expire within 90 days after the date the Optionee ceases to be employed with or provide services to the Company, but only to the extent that such Optionee was vested in the Option at the date the Optionee ceased to be so employed or to provide services to the Company, in the case of a Tier 2 Company, Options granted to a Service Provider conducting Investor Relations Activities must expire within 30 days of the date the Optionee ceases to conduct such activities, but only to the extent that such Optionee was vested in the Option at the date the Optionee ceased to conduct such activities, in the case of a Tier 2 Company, Options granted to an Optionee other than one conducting Investor Relations Activities must expire within 90 days after the Optionee ceases to be employed with or provide services to the Company, but only to the extent that such Optionee was vested in the Option at the date the Optionee ceased to be so employed or to provide services to the Company, and in the case of an Optionee being dismissed from employment or service for cause, such Optionee's Options, whether or not vested at the date of dismissal will immediately terminate without right to exercise same

Non Assignable

Subject to ss.3.10(a), all Options will be exercisable only by the Optionee to whom they are granted and will not be assignable or transferable

Adjustment of the Number of Optioned Shares

The number of Common Shares subject to an Option will be subject to adjustment in the events and in the manner following:

in the event of a subdivision of Common Shares as constituted on the date hereof, at any time while an Option is in effect, into a greater number of Common Shares, the Company will thereafter deliver at the time of purchase of Optioned Shares hereunder, in addition to the number of Optioned Shares in respect of which the right to purchase is then being exercised, such additional number of Common Shares as result from the subdivision without an Optionee making any additional payment or giving any other consideration therefore;

in the event of a consolidation of the Common Shares as constituted on the date hereof, at any time while an Option is in effect, into a lesser number of Common Shares, the Company will thereafter deliver and an Optionee will accept, at the time of purchase of Optioned Shares hereunder, in lieu of the number of Optioned Shares in respect of which the right to purchase is then being exercised, the lesser number of Common Shares as result from the consolidation;

in the event of any change of the Common Shares as constituted on the date hereof, at any time while an Option is in effect, the Company will thereafter deliver at the time of purchase of Optioned Shares hereunder the number of shares of the appropriate class resulting from the said change as an Optionee would have been entitled to receive in respect of the number of Common Shares so purchased had the right to purchase been exercised before such change;

in the event of a capital reorganization reclassification or change of outstanding equity shares (other than a change in the par value thereof) of the Company, a consolidation, merger or amalgamation of the Company with or into any other company or a sale of the property of the Company as or substantially as an entirety at any time while an Option is in effect, an Optionee will thereafter have the right to purchase and receive, in lieu of the Optioned Shares immediately theretofore purchasable and receivable upon the exercise of the Option, the kind and amount of shares and other securities and property receivable upon such capital reorganization, reclassification, change, consolidation, merger, amalgamation or sale which the holder of a number of Common Shares equal to the number of Optioned Shares immediately theretofore purchasable and receivable upon the exercise of the Option would have received as a result thereof. The subdivision or consolidation of Common Shares at any time outstanding (whether with or without par value) will not be deemed to be a capital reorganization or a reclassification of the capital of the Company for the purposes of this ss.3.12(d), an adjustment will take effect at the time of the event giving rise to the adjustment, and the adjustments provided for in this Section are cumulative;

the Company will not be required to issue fractional shares in satisfaction of its obligations hereunder. Any fractional interest in a Common Share that would, except for the provisions of this ss.3.12(f), be deliverable upon the exercise of an Option will be cancelled and not be deliverable by the Company; and

if any questions arise at any time with respect to the Exercise Price or number of Optioned Shares deliverable upon exercise of an Option in any of the events set out in this ss.3.12, such questions will be conclusively determined by the Company's auditors, or, if they decline to so act, any other firm of Chartered Accountants, in Vancouver, British Columbia (or in the city of the Company's principal executive office) that the Company may designate and who will have access to all appropriate records and such determination will be binding upon the Company and all Optionees

                                    ARTICLE 4
                       COMMITMENT AND EXERCISE PROCEDURES

Option Commitment

Upon grant of an Option hereunder an authorized officer of the Company will deliver to the Optionee an Option Commitment detailing the terms of such Options and upon such delivery the Optionee will be subject to the Plan and have the right to purchase the Optioned Shares at the Exercise Price set out therein subject to the terms and conditions hereof.

Manner of Exercise

An Optionee who wishes to exercise his Option may do so by delivering a written notice to the Company specifying the number of Optioned Shares being acquired pursuant to the Option; and

cash or a certified cheque payable to the Company for the aggregate Exercise Price for the Optioned Shares being acquired

Delivery of Certificate and Hold Periods

As soon as practicable after receipt of the notice of exercise described in ss.4 2 and payment in full for the Optioned Shares being acquired, the Company will direct its transfer agent to issue a certificate to the Optionee for the appropriate number of Optioned Shares. Such certificate issued will bear a legend stipulating any resale restrictions required under applicable securities laws. Further, if the Company is a Tier 2 Issuer, or the Exercise Price is set below the then current market price of the Common Shares on the TSX Venture, the certificate will also bear a legend stipulating that the Optioned Shares are subject to a four-month TSX Venture hold period commencing the date of the Option Commitment.

                                    ARTICLE 5
                                     GENERAL

Employment and Services

Nothing contained in the Plan will confer upon or imply in favour of any Optionee any right with respect to office, employment or provision of services with the Company, or interfere in any way with the right of the Company to lawfully terminate the Optionee's office, employment or service at any time pursuant to the arrangements pertaining to same. Participation in the Plan by an Optionee will be voluntary

No Representation or Warranty

The Company makes no representation or warranty as to the future market value of Common Shares issued in accordance with the provisions of the Plan or to the effect of the Income Tax Act (Canada) or any other taxing statute governing the Options or the Common shares issuable thereunder or the tax consequences to a Service Provider. Compliance with applicable securities laws as to the disclosure and resale obligations of each Participant is the responsibility of such Participant and not the Company

Interpretation

The Plan will be governed and constituted in accordance with the laws of the Province of British Columbia.

Amendment of the Plan

The Board reserves the right in its absolute discretion, to at any time amend, modify or terminate the Plan v respect to all Common Shares in respect of Options which have not yet been granted hereunder. Any amendment to any provision of the Plan will be subject to any necessary Regulatory Approvals unless the effect of such amendment is intended to reduce (but not to increase) the benefits of this Plan to Service Providers.

                                   SCHEDULE A

                                SHARE OPTION PLAN

                                OPTION COMMITMENT

Notice is hereby given that, effective this _________ day of ___________, _______ (the "Effective Date") INTERNATIONAL POWERHOUSE ENERGY CORP (the "Company") has granted to ________________________________________________ (the
"Service Provider") , an Option to acquire _____________Common Shares ("Optioned Shares") up to 5:00 p m Vancouver Time on the ___________ day of __________, _______ (the "Expiry Date") at a Exercise Price of Cdn$_____________ per share.

At the date of grant of the Option, the Company is classified as a Tier ____ company under TSX Venture Policies.

Optioned Shares will vest and may be exercised as follows:

__________ In accordance with the vesting provisions set out in Schedule B of the Plan

or

__________ As follows:

The grant of the Option evidenced hereby is made subject to the terms and conditions of the Company's Share Option Plan the terms and conditions of which are hereby incorporated herein.

To exercise your Option deliver a written notice specifying the number of Optioned Shares you wish to acquire, together with cash or a certified cheque payable to the Company for the aggregate Exercise Price, to the Company. A certificate for the Optioned Shares so acquired will be issued by the transfer agent as soon as practicable thereafter and will bear a minimum four month non-transferability legend from the date of this Option Commitment. [A Tier 1 Company may grant stock options without a hold period, provided the exercise price of the options is set at or above the market price of the Company's shares rather than below.]

The Company and the Service Provider represent that the Service Provider under the terms and conditions of the Plan is a bona fide [EMPLOYEE/ CONSULTANT/ MANAGEMENT COMPANY EMPLOYEE] ______________________________________ of the
Company, Venture Exchange Policies entitled to receive Options under TSX

INTERNATIONAL POWERHOUSE ENERGY CORP.

_____________________________

Authorized Signatory

                                   SCHEDULE B

                                SHARE OPTION PLAN

                                VESTING SCHEDULE

1. Options granted pursuant to the Plan to Directors, Officers and all Employees employed by the Company for a period of more than six months at the time the Option is granted will vest as follows

     (a) 1/3 of the total number of Options granted will vest six months after the date of grant,

     (b) a further 1/3 of the total number of Options granted will vest one year after the date of grant, and

     (c) the remaining 1/3 of the total number of Options granted will vest eighteen months after the date of grant.

2. Options granted pursuant to the Plan to an Employee who has been employed by the Company for a period of less than six months at the time the Option is granted will vest as follows:

     (a) 1/3 of the total number of Options granted will vest one year after the date of grant; .

     (b) a furthei 1/3 of the total number of Options granted will vest eighteen months after the date of grant; and

     (c) the remaining 1/3 of the total number of Options granted will vest two years after the date of grant. .

3. Options granted to Consultants retained by the Company pursuant to a short term contract or for a specific project with a finite term, will be subject to such vesting provisions determined by the Board of Directors of the Company at the time the Option Commitment is made, subject to Regulatory Approval.

                      INTERNATIONAL POWERHOUSE ENERGY CORP.
                                 (the "Company")

                              DIRECTOR'S RESOLUTION

The following Resolutions having been consented to in writing by all of the Directors of the Company shall be deemed to have the same force and effect as if passed at a Meeting of Directors duly called and properly constituted for the transaction of business.

WHEREAS:

A. The Company has adopted a Stock Option Plan (the "2002 Plan") dated as of December 17, 2002, under which the directors of the Company hereby allot and reserve an aggregate of 3,984,484 shares to be issued pursuant to the terms of the 2002 Plan, a copy of which is attached hereto and marked as Appendix "A"; and

B. The disinterested shareholders of the Company have approved the 2002 Plan, subject to regulatory approval.

BE IT RESOLVED THAT:

1. Any one director or officer of the Company is authorized and directed by arid on behalf of the Board of Directors and in the name of the Company to execute and deliver under the seal of the Company or otherwise the 2002 Plan and any certificates, deeds, documents, agreements, instruments, declarations and writings as he in his discretion may approve or consider necessary, desirable or useful for the purpose of giving effect to the 2002 Plan and execution accordingly will be conclusive evidence against the Company of such authority.

DATED as of the 17th day of December, 2002.

/s/ "Basil Pantages"                                 /s/ "Henry P. Anderson III"

BASIL PANTAGES                                       HENRY P. ANDERSON III

/s/ "C. Chase Hoffman                                /s/ " Joe DeVries"

C. CHASE HOFFMAN                                     JOE DeVRIES

/s/ "Bill G. Calsbeck"

BILL G. CALSBECK

                (THESE RESOLUTIONS MAY BE SIGNED IN COUNTERPART)

         List of Subsidiaries

         Powerhouse Developments Inc.       British Columbia, Canada

         Sea Breeze Energy Inc.             British Columbia, Canada

         Powerhouse Electric Corp.          British Columbia, Canada

         Harrison Lake Hydro Corp.          British Columbia, Canada

         Sea Breeze Pacific Regional
         Transmission System, Inc.          British Columbia, Canada